
09011213


MarketAxess®

Letter to Stockholders

Notice of Meeting and Proxy Statement for our
2009 Annual Meeting of Stockholders

2008 Annual Report on Form 10-K

DEAR FELLOW STOCKHOLDERS AND CLIENTS:

Despite the continued deterioration of the credit markets throughout 2008, Company results held up well during the year:

- Revenue of $93.1 million declined just 0.6% from 2007;
- Full-year expenses were up just 5.1% from 2007 and by the fourth quarter were at a run rate of 2.4% below prior year levels;
- The business generated strong free cash flow of $23.6 million for the year;
- We successfully integrated the operations of our latest acquisition, Greenline Financial Technologies; and
- We maintained an exceptionally strong balance sheet, with $143 million in cash, cash equivalents and securities available-for-sale at year end and no financial debt.

The following factors highlight both the challenges that we faced during the year and our success in meeting those challenges head-on:

- Benchmark corporate bond spreads widened significantly to 531 basis points by year-end 2008, up from 174 basis points at the end of 2007 and 99 basis points at mid-year 2007;
- Dealer balance sheet constraints caused a precipitous drop in secondary market-making capital, evidenced by a 65% decline in primary dealer holdings of corporate securities with maturities of greater than one year;
- According to FINRA TRACE statistics, overall U.S. corporate bond market average daily secondary market trading volumes decreased 8.1% from 2007 to $12.1 billion in 2008; and
- High-grade corporate bond new issuance fell 37% from 2007 to $706 billion in 2008.

In response to these extraordinary trading conditions, we introduced a number of additions and innovations to our trading platform during 2008. The result of these initiatives was an expansion of our product offering and a broadening of the liquidity alternatives available to our institutional investor clients. These moves not only helped to offset the impact of the ongoing credit market dislocations on our results for 2008, but they also positioned us for continued growth in our business. During 2008, we:

- added 19 new regional and diversity dealers, increasing our global dealer group to 48 and expanding the dealer counterparties available to our institutional investor clients;
- introduced innovative new technology called "Market Lists" to increase electronic matches between investor orders. Our Market Lists functionality enables institutional investor clients to display their live orders to the entire MarketAxess trading community, including all participating dealer and institutional investor clients. By utilizing the full range of our trading network to identify order matches, we believe that we can convert more inquiries to trades and reduce transaction costs for our clients;
- acquired Greenline Financial Technologies, Inc. ("Greenline"), a provider of integration, testing and management solutions for FIX-related products and services designed to optimize the electronic trading of fixed-income, equity and other exchange-based products;
- created a hybrid trading and execution services desk, which seeks to find matches for those orders that do not trade electronically, as well as execute certain other orders on behalf of clients;
- significantly increased client connectivity, with approximately 200 institutional investor client order management system ("OMS") connections established by year end, up from 134 at the end of 2007;
- increased the number of trades executed directly from OMS connections by 34% compared to 2007;
- were recognized by Credit magazine as the "Best Multi-Dealer Corporate Bond Trading Platform" for the fourth consecutive year, "Best Market Innovation" in the U.S., "Best Multi-Dealer Credit Default Swaps Trading Platform" for the second consecutive year and "Best Multi-Dealer Credit Default Swaps Trading Platform" in Europe.

- introduced an alliance with Markit Group Limited ("Markit") enabling institutional investor clients to use Markit Quotes within the MarketAxess data and trading system to observe indicative credit default swap and corporate bond prices; and
- ended the year with $143 million in cash, cash equivalents and securities available-for-sale, 15% above 2007 year-end.

In addition, in March 2009 we were awarded a United States Patent for our innovative method for the electronic negotiation and trading of lists of financial instruments.

In summary, while credit market conditions were challenging throughout the year, we believe that our operating results reflect the strong foundation that we have built for our franchise, and we feel that we made significant strides to expand and broaden our business during this difficult environment. Our revenue has held up well, our free cash flow is strong and our balance sheet is healthier than ever. We have an extraordinary institutional credit trading network, with over 3,000 users at our broker-dealer and institutional investor clients logged in daily. We have leveraged our valuable technology assets into new opportunities for our clients and shareholders through the expansion of our product offering, the addition of new dealers and the introduction of innovative new technology solutions. We believe that the turmoil in the credit markets will increase market and regulatory demand for open electronic trading of credit and we occupy a valuable position in the space.

Sincerely,



Richard M. McVey
Chairman of the Board
and Chief Executive Officer

March 31, 2009



MarketAxess Holdings Inc.
140 Broadway, 42nd Floor
New York, New York 10005

May 4, 2009

To the Stockholders of MarketAxess Holdings Inc.:

You are invited to attend the 2009 Annual Meeting of Stockholders (the "*Annual Meeting*") of MarketAxess Holdings Inc. (the "Company") scheduled for Thursday, June 4, 2009, at 10:00 a.m., Eastern Daylight Time, at The New York Marriott Downtown Hotel, 85 West Street, New York, New York 10006. The Company's Board of Directors and management look forward to seeing you.

Details of the business to be conducted at the Annual Meeting are given in the attached Notice of Annual Meeting and Proxy Statement, which you are urged to read carefully.

Enclosed you will find a Notice of Annual Meeting of Stockholders containing a description of the items of business expected to be covered at the Annual Meeting, our proxy statement, a proxy card and our Annual Report on Form 10-K for the year ended December 31, 2008.

Your vote is important to us. Whether or not you plan to attend the Annual Meeting in person, your shares should be represented and voted. After reading the enclosed proxy statement, please cast your vote via the Internet or telephone or complete, sign, date and return the proxy in the pre-addressed envelope that we have included for your convenience. If you hold your shares in a stock brokerage account, please check your proxy card or contact your broker or nominee to determine whether you will be able to vote via the Internet or by telephone.

On behalf of the Board of Directors, thank you for your continued support.

Sincerely,

Richard M. McVey
Chairman and Chief Executive Officer

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MarketAxess Holdings Inc.

140 Broadway, 42nd Floor
New York, New York 10005

NOTICE OF
2009 ANNUAL MEETING OF STOCKHOLDERS

To the Stockholders of MarketAxess Holdings Inc.:

NOTICE IS HEREBY GIVEN that the 2009 Annual Meeting of Stockholders (the "*Annual Meeting*") of MarketAxess Holdings Inc., a Delaware corporation (the "*Company*"), will be held on Thursday, June 4, 2009, at 10:00 a.m., Eastern Daylight Time, at The New York Marriott Downtown Hotel, 85 West Street, New York, New York 10006.

At the Annual Meeting we will:

1. vote to elect the ten nominees named in the attached Proxy Statement as members of the Company's Board of Directors for terms expiring at the 2010 Annual Meeting of Stockholders;

2. vote to ratify the appointment of PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm for the year ending December 31, 2009;

3. vote to approve the adoption of the MarketAxess Holdings Inc. 2009 Code Section 162(m) Executive Performance Incentive Plan;

4. vote to ratify the adoption of the Stockholders Rights Agreement; and

5. transact such other business as may properly come before the Annual Meeting or any adjournment or postponement thereof.

These items are more fully described in the Company's Proxy Statement accompanying this Notice.

The record date for the determination of the stockholders entitled to notice of, and to vote at, the Annual Meeting, or any adjournment or postponement thereof, was the close of business on April 7, 2009. You have the right to receive this Notice and vote at the Annual Meeting if you were a stockholder of record at the close of business on April 7, 2009. Please remember that your shares cannot be voted unless you cast your vote by one of the following methods: (1) vote via the Internet or call the toll-free number as indicated on the proxy card; (2) sign and return a paper proxy card; or (3) vote in person at the Annual Meeting.

By Order of the Board of Directors,



Charles Hood
General Counsel and Corporate Secretary

New York, New York
May 4, 2009

YOUR VOTE IS VERY IMPORTANT, REGARDLESS OF THE NUMBER OF SHARES YOU OWN. PLEASE READ THE ATTACHED PROXY STATEMENT CAREFULLY AND COMPLETE AND SUBMIT YOUR PROXY CARD VIA THE INTERNET OR SIGN AND DATE YOUR PAPER PROXY CARD AS PROMPTLY AS POSSIBLE AND RETURN IT IN THE ENCLOSED ENVELOPE. ALTERNATIVELY, YOU MAY BE ABLE TO SUBMIT YOUR PROXY BY TOUCH-TONE PHONE AS INDICATED ON THE PROXY CARD.

TABLE OF CONTENTS

MarketAxess Holdings Inc.

140 Broadway, 42nd Floor
New York, New York 10005

PROXY STATEMENT for the 2009 ANNUAL MEETING OF STOCKHOLDERS To Be Held On June 4, 2009

GENERAL INFORMATION

This Proxy Statement is furnished in connection with a solicitation of proxies by the Board of Directors (the "*Board*" or "*Board of Directors*") of MarketAxess Holdings Inc., a Delaware corporation ("*MarketAxess*," the "*Company*," "*we*" or "*our*"), to be used at our 2009 Annual Meeting of Stockholders (the "*Annual Meeting*") scheduled for Thursday, June 4, 2009, at 10:00 a.m., Eastern Daylight Time ("*EDT*"), at The New York Marriott Downtown Hotel, 85 West Street, New York, New York 10006.

This Proxy Statement and the accompanying Notice of Annual Meeting of Stockholders and proxy card are first being mailed to stockholders on or about May 6, 2009. Whenever we refer in this Proxy Statement to the "Annual Meeting," we are also referring to any meeting that results from any postponement or adjournment of the June 4, 2009 meeting.

Holders of record of our common stock, par value $0.003 per share ("*Common Stock*"), and Series B preferred stock, par value $0.001 per share ("*Series B Preferred Stock*"), at the close of business on April 7, 2009 (the "*Record Date*"), are entitled to notice of, and to vote at the Annual Meeting. On that date, there were 35,209,004 shares entitled to be voted, consisting of 31,709,004 shares of Common Stock outstanding and 3,500,000 shares of Common Stock issuable upon conversion of the 35,000 shares of Series B Preferred Stock outstanding.

We encourage you to vote your shares, either by voting in person at the Annual Meeting or by granting a proxy (*i.e.*, authorizing someone to vote your shares). If you vote via the internet or telephone or execute the attached paper proxy card, the individuals designated will vote your shares according to your instructions. If any matter other than Proposals 1, 2, 3 or 4 listed in the Notice of Annual Meeting of Stockholders is presented at the Annual Meeting, the designated individuals will, to the extent permissible, vote all proxies in the manner that the Board may recommend or, in the absence of such recommendation, in the manner they perceive to be in the best interests of the Company.

If you indicate when voting via the Internet that you wish to vote as recommended by the Board or if you execute the enclosed paper proxy card but do not give instructions, your proxy will be voted as follows: FOR the election of the nominees for director named herein, FOR ratification of the appointment of PricewaterhouseCoopers LLP as our independent registered public accounting firm for the year ending December 31, 2009, FOR the approval of the adoption of the MarketAxess Holdings Inc. 2009 Code Section 162(m) Executive Performance Incentive Plan (the "*2009 Incentive Plan*"), FOR the ratification of the adoption of the Stockholders Rights Agreement (the "*Rights Agreement*"), and in accordance with the best judgment of the persons appointed as proxies with respect to any other matters which properly come before the Annual Meeting. If your shares are held in a stock brokerage account or by a bank or other nominee see the information under the heading "*Voting — Broker authority to vote.*"

Information on how you may vote at the Annual Meeting (such as granting a proxy that directs how your shares should be voted, or attending the Annual Meeting in person), as well as how you can revoke a proxy, is contained in this Proxy Statement under the headings *Solicitation of Proxies* and *Voting.*

The rules of the Securities and Exchange Commission (the "*SEC*") require us to notify all stockholders, including those stockholders to whom we have mailed proxy materials, of the availability of our proxy materials through the Internet.

Important Notice Regarding the Availability of Proxy Materials for the Stockholder Meeting to be held on June 4, 2009

Our Proxy Statement and 2008 Annual Report to Stockholders are available at https://materials.proxyvote.com/57060D

SOLICITATION OF PROXIES

General

The attached proxy card allows you to instruct the designated individuals how to vote your shares. You may vote in favor of, against, or abstain from voting on any proposal. In addition, with respect to Proposal 1 (the election of directors), you may, if you desire, indicate on the proxy card that you are not authorizing the designated individuals to vote your shares for one or more of the nominees.

Solicitation

We will bear the entire cost of solicitation, including the preparation, assembly, printing and mailing of this Proxy Statement, the proxy card and any additional soliciting materials furnished to stockholders. Copies of solicitation materials will be furnished to brokerage houses, fiduciaries and custodians holding shares in their names that are beneficially owned by others so that they may forward the solicitation materials to such beneficial owners. In addition, we may reimburse such persons for their costs of forwarding the solicitation materials to such beneficial owners. The original solicitation of proxies by mail may be supplemented by solicitation by telephone or other means by our directors, officers, employees or agents. No additional compensation will be paid to these individuals for any such services. Except as described above, we do not presently intend to solicit proxies other than by mail.

VOTING

Stockholders entitled to vote and shares outstanding

Each stockholder is entitled to one vote for each share of Common Stock held on each matter submitted to a vote at the Annual Meeting. As of the Record Date, 31,709,004 shares of Common Stock were outstanding and entitled to be voted at the Annual Meeting.

As of the Record Date, the 35,000 outstanding shares of Series B Preferred Stock were convertible into 3,500,000 shares of Common Stock. Holders of Series B Preferred Stock will vote together with the holders of Common Stock as a single class on all matters which are voted upon by the stockholders. Each holder of shares of Series B Preferred Stock is entitled to the number of votes equal to the number of shares of Common Stock into which all shares of Series B Preferred Stock held by such holder could then be converted at the Record Date.

As of the Record Date, there were 35,209,004 shares entitled to vote at the Annual Meeting.

How to vote

Submitting a proxy via mail, the Internet or telephone

If you hold your shares through a stock broker, nominee, fiduciary or other custodian, you may vote by calling the toll-free telephone number listed on the proxy card or visiting the website address listed on the proxy card. If you choose to submit your proxy with voting instructions by telephone or through the Internet, you will be required to provide your assigned control number noted on the notice before your proxy will be accepted. In addition to the instructions that appear on the notice, step-by-step instructions will be provided by recorded telephone message or at the designated website on the Internet. Votes submitted by telephone or via the Internet must be received by 11:59 p.m., EDT, on June 3, 2009 in order for them to be counted at the Annual Meeting.

If you are a stockholder of record, or otherwise received a printed copy of the proxy materials, you may submit your proxy with voting instructions by mail by following the instructions set forth on the proxy card included with the proxy materials. Specifically, if you are a stockholder of record on the Record Date, you may vote by mailing your proxy card, with voting instructions, to the address listed on your proxy card.

Voting your shares in person at the Annual Meeting

For Shares Directly Registered in the Name of the Stockholder: You may vote in person at the Annual Meeting; however, we encourage you to vote by proxy card or the Internet even if you plan to attend the meeting. If you plan to attend the Annual Meeting, you will need to bring proof of your ownership of our Common Stock or Series B Preferred Stock as of the close of business on April 7, 2009, the Record Date.

For Shares Registered in the Name of a Brokerage Firm or Bank: You may vote in person at the Annual Meeting; however, you will need to bring an account statement or other acceptable evidence of ownership of Common Stock as of the close of business on April 7, 2009. Alternatively, in order to vote, you may contact the person in whose name your shares are registered and obtain a proxy from that person and bring it to the Annual Meeting.

Revoking a proxy

A proxy that was submitted via the Internet or by telephone may be revoked at any time before it is exercised by (1) executing a later-dated proxy card via the Internet or by telephone or (2) attending the Annual Meeting and voting in person by ballot.

A proxy that was submitted by mail may be revoked at any time before it is exercised by (1) giving written notice revoking the proxy to our General Counsel and Corporate Secretary at MarketAxess Holdings Inc., 140 Broadway, 42nd Floor, New York, NY 10005, (2) subsequently filing another proxy bearing a later date or (3) attending the Annual Meeting and voting in person by ballot.

If your shares are registered in the name of a brokerage firm or bank, you must contact your brokerage firm or bank to change your vote or obtain a proxy to vote your shares if you wish to cast your vote in person at the meeting.

Your attendance at the Annual Meeting in and of itself will not automatically revoke a proxy that was submitted via the Internet, by telephone or by mail.

Broker authority to vote

If your shares are held in a stock brokerage account or by a bank or other nominee, you are considered to be the beneficial owner of shares held in street name. These proxy materials are being forwarded to you by your broker or nominee, who is considered to be the holder of record with respect to your shares. As the beneficial owner, you have the right to direct your broker or nominee how to vote by filling out the voting instruction form provided by your broker or nominee. Telephone and Internet voting options may also be available to beneficial owners. As a beneficial owner, you are also invited to attend the Annual Meeting, but you must obtain an account statement or other acceptable evidence of ownership of our Common Stock or a proxy from the holder of record of your shares in order to vote in person at the Annual Meeting.

If your shares are held in street name, your broker or nominee will ask you how you want your shares to be voted. If you provide voting instructions, your shares must be voted as you direct. If you do not furnish voting instructions, one of two things can happen, depending upon whether a proposal is "routine." Under the rules that govern brokers that have record ownership of shares beneficially owned by their clients, brokers have discretion to cast votes on routine matters, such as the election of directors and ratification of the appointment of independent registered public accounting firms, without voting instructions from their clients. Brokers are not permitted, however, to cast votes on "non-routine" matters, such as approval of the adoption of the 2009 Incentive Plan and ratification of the adoption of the Rights Agreement, without such voting instructions. A "broker non-vote" occurs when a broker holding shares for a beneficial owner does not vote on a particular proposal because the broker does not have discretionary voting power for that proposal and has not received voting instructions from the beneficial owner.

Quorum

A quorum is required for the conduct of business at the meeting. The presence at the meeting, in person or by proxy, of the holders of shares having a majority of the voting power represented by all outstanding shares entitled to vote on the Record Date will constitute a quorum, permitting us to conduct the business of the meeting. Proxies received but marked as abstentions, if any, and broker non-votes (as described above) will be included in the calculation of the number of shares considered to be present at the meeting for quorum purposes. If we do not have a quorum, we will be forced to reconvene the Annual Meeting at a later date.

Votes necessary to approve each proposal

Election of Directors. The affirmative vote of a plurality of the votes cast at the Annual Meeting, either in person or by proxy, is required for the election of directors. This means that the ten individuals who receive the highest number of votes will be elected as directors.

Other Items. For each other item, the affirmative vote of the holders of a majority of the shares present in person or represented by proxy and entitled to vote on the item will be required for approval.

Abstentions and broker non-votes will not be voted either in favor of or against any of the proposals. For the election of directors, which requires a plurality of the votes cast, votes withheld from one or more nominees will be excluded entirely from the vote and will have no effect on the outcome. For the ratification of our independent registered public accounting firm, the approval of the adoption of the 2009 Incentive Plan and the ratification of the adoption of the Rights Agreement, each of which proposals will be decided by the affirmative vote of a majority of the votes cast, abstentions will be counted for purposes of determining the number of votes cast on the proposal and will have the same effect as negative votes, but broker non-votes will not be counted as shares present and entitled to vote.

Certain stockholder-related matters

We have not received notice of any stockholder proposals that may be properly presented at the Annual Meeting. For information regarding inclusion of stockholder proposals in our 2010 Annual Meeting, see the information in this Proxy Statement under the section heading *Other Matters — Stockholder proposals for 2010 Annual Meeting.*

AVAILABILITY OF CERTAIN DOCUMENTS

Householding of Annual Meeting materials

Some banks, brokers and other nominee record holders may participate in the practice of "householding" proxy statements and their accompanying documents. This means that only one copy of our Proxy Statement is sent to multiple stockholders in your household. We will promptly deliver a separate copy of these documents to you upon written or oral request to our Investor Relations Department at MarketAxess Holdings Inc., 140 Broadway, 42nd Floor, New York, NY 10005 or 212-813-6000. If you want to receive separate copies of our proxy statements in the future, or if you are receiving multiple copies and would like to receive only one copy per household, you should contact your bank, broker or other nominee record holder, or you may contact us at the above address and phone number.

Additional information

We are required to file annual, quarterly and current reports, proxy statements and other reports with the SEC. Copies of these filings are available through our Internet website at www.marketaxess.com or the SEC's website at www.sec.gov. We will furnish copies of our SEC filings (without exhibits), including our Annual Report on Form 10-K for the year ended December 31, 2008, without charge to any stockholder upon written or oral request to our Investor Relations Department at MarketAxess Holdings Inc., 140 Broadway, 42nd Floor, New York, NY 10005 or 212-813-6000.

PROPOSAL 1 — ELECTION OF DIRECTORS

The first proposal to be voted on at the Annual Meeting is the election of directors. Our Board currently consists of 11 directors, nine of whom are not our employees. Each of the nominees for director was elected by the Company's stockholders on June 5, 2008. The directors will be elected for a term which begins at the 2009 Annual Meeting of Stockholders and ends at the 2010 Annual Meeting of Stockholders. Each director will hold office until such director's successor has been elected and qualified, or until such director's earlier resignation or removal.

Pursuant to the Certificate of Designation of Series B Preferred Stock of the Company, for so long as 17,500 shares of Series B Preferred Stock remain outstanding, one member of the Board of Directors is subject to election and removal by the holders of a majority of the outstanding shares of Series B Preferred Stock voting as a separate class. On July 15, 2008, the holders of Series B Preferred Stock elected Robert W. Trudeau to the Board of Directors, who will remain in office as a director until his successor has been elected by the holders of Series B Preferred Stock, or his earlier resignation or removal by such holders.

Your vote

If you sign the enclosed proxy card and return it to the Company, your proxy will be voted **FOR** all directors, for terms expiring in 2010, unless you specifically indicate on the proxy card that you are withholding authority to vote for one or more of the nominees.

A plurality of the votes cast by stockholders entitled to vote at the Annual Meeting is required for the election of directors. Accordingly, the directorships to be filled at the Annual Meeting will be filled by the nominees receiving the highest number of votes. In the election of directors, votes may be cast in favor of or withheld with respect to any or all nominees. Votes that are withheld will be excluded entirely from the vote and will have no effect on the outcome of the vote.

Board recommendation

The Board unanimously recommends that you vote "FOR" the election of each of the following nominees:

Richard M. McVey
Roger Burkhardt
Stephen P. Casper
David G. Gomach
Carlos M. Hernandez
Ronald M. Hersch
Jerome S. Markowitz
T. Kelley Millet
Nicolas S. Rohatyn
John Steinhardt

Each of these nominees is currently serving as a director on our Board, and each nominee has agreed to serve on the Board if he is elected. If any nominee is unable (or for whatever reason declines) to serve as a director at any time before the Annual Meeting, proxies may be voted for the election of a qualified substitute designated by the current Board, or else the size of the Board will be reduced accordingly. Biographical information about each of the nominees is included under *Director information* below.

Director information

At the recommendation of the Nominating and Corporate Governance Committee, the Board has nominated the persons named below to serve as directors of the Company for a term beginning at the 2009 Annual Meeting of Stockholders and ending at the 2010 Annual Meeting of Stockholders.

Richard M. McVey
Director since April 2000

Richard M. McVey (49) has been Chief Executive Officer and Chairman of our Board of Directors since our inception. As an employee of J.P. Morgan & Co., one of our founding broker-dealers, Mr. McVey was instrumental in the founding of MarketAxess in April 2000. Prior to founding MarketAxess, Mr. McVey was Managing Director and Head of North America Fixed Income Sales at JPMorgan, where he managed the institutional distribution of fixed-income securities to investors, from 1996 until April 2000. In that capacity, he was responsible for developing and maintaining senior client relationships across all market areas, including fixed-income, equities, emerging markets, foreign exchange and derivatives. From 1992 to 1996, Mr. McVey led JPMorgan's North America Futures and Options Business, including institutional brokerage, research, operations, finance and compliance. Mr. McVey received a B.A. in Finance from Miami (Ohio) University and an M.B.A. from Indiana University.

Roger Burkhardt
Director since July 2007

Roger Burkhardt (48) is the President and Chief Executive Officer of Ingres Corporation, a provider of business open source software and solutions, a position he has held since July 2007. Mr. Burkhardt joined Ingres Corporation as President and Chief Operating Officer in July 2006. From 2000 until 2006, Mr. Burkhardt was Chief Technology Officer and Executive Vice President of NYSE Group, Inc. Prior to his tenure with the NYSE, Mr. Burkhardt held various capital markets-related technology positions, including serving as President of listed equities at Optimark Technologies, Inc., and director of capital markets at IBM. Mr. Burkhardt holds bachelors and masters degrees in physics from Oxford University and an M.B.A. in finance from New York University.

Stephen P. Casper
Director since April 2004

Stephen P. Casper (59) is a partner of Vastardis Capital Services, which provides fund administration and securities processing outsourcing services to hedge funds, funds of funds and private equity funds and their investment management sponsors. Prior to this, Mr. Casper was Chairman and Chief Executive Officer of Charter Atlantic Corporation, the holding company of Fischer Francis Trees & Watts, Inc. ("*FFTW*"), a specialist manager of U.S., global and international fixed income portfolios for institutional clients, and Malbec Partners, a manager of single-strategy hedge funds. From April 2004 to January 2008, Mr. Casper was the President and CEO of FFTW. Mr. Casper joined FFTW as Chief Financial Officer in 1990 and was appointed Chief Operating Officer in May 2001. From 1984 until 1990, Mr. Casper was Treasurer of the Rockefeller Family Office. Mr. Casper is a director of FFTW Funds, Inc., a publicly traded mutual fund. Mr. Casper is a presiding director of the board of The Depository Trust & Clearing Corporation and its subsidiaries, the Depository Trust Company, the National Securities Clearing Corporation, and the Fixed Income Clearing Corporation. Mr. Casper is also a member of the Investment Committee of the Brooklyn Museum. Mr. Casper is a Certified Public Accountant and received a B.B.A. in accounting from Baruch College, where he graduated *magna cum laude*, *Beta Gamma Sigma*, and an M.S. in finance and accounting from The Wharton School at the University of Pennsylvania.

David G. Gomach
Director since February 2005

David G. Gomach (50) is currently retired. Mr. Gomach was the Chief Financial Officer and Treasurer of School Specialty, Inc. from September 2006 through June 2007, having joined as Executive Vice President — Finance in August 2006. Prior to School Specialty, Mr. Gomach held various positions at the Chicago Mercantile Exchange (CME) from 1987 to 2004. From June 1997 until his retirement from the CME in November 2004, he served as Chief Financial Officer. From 1996 until 1997, Mr. Gomach served as Vice President, Internal Audit and Administration. Also, during his tenure at the CME, he was a Senior Director and Assistant Controller. Prior to joining the CME, Mr. Gomach held positions at Perkin-Elmer, Singer Corporation and Mercury Marine, a subsidiary of Brunswick Corporation. Mr. Gomach is a Certified Public Accountant and received a B.S. from the University of Wisconsin-LaCrosse and an M.B.A. from Roosevelt University.

Carlos M. Hernandez
Director since February 2006

Carlos M. Hernandez (47) has been the Head of Global Equities for JPMorgan since September 2006. Mr. Hernandez has been with JPMorgan since 1986, working on a wide array of advisory and financing transactions for both corporations and governments, across various product groups and geographic regions. Prior to his current position, Mr. Hernandez spearheaded all forms of capital raising and distribution in the fixed income, syndicated loans and equity markets. Previously, Mr. Hernandez managed the Institutional Equities business for the Americas. Before joining the Equities Division, Mr. Hernandez served as JPMorgan's regional executive for Latin America. Mr. Hernandez is a member of JPMorgan's Global Investment Banking Management Committee.

Ronald M. Hersch
Director since July 2000

Ronald M. Hersch (61) was a Senior Managing Director at Bear Stearns and Co. Inc. from June 1992 until his retirement in April 2007. Mr. Hersch was responsible for directing the firm's futures business as well as coordinating eCommerce activities and initiatives within the Fixed Income Division. Mr. Hersch is a former Chairman of the Futures Industry Association. He has previously served on the board of directors of Bond Desk Group, LLC, the Chicago Board of Trade, and the National Futures Association, the self-regulatory organization responsible for futures industry oversight. Mr. Hersch received a B.A. from Long Island University.

Jerome S. Markowitz
Director since March 2001

Jerome S. Markowitz (69) has been a partner of Conifer Securities, LLC since September 2006. Prior to that Mr. Markowitz was actively involved in managing a private investment portfolio since 1998. Mr. Markowitz was Director of Capital Markets for Montgomery Securities from 1987 to 1998, a Managing Director at Rothchilds Securities Inc. from 1986 to 1987, and a Senior Managing Director at Prudential Bache from 1983 to 1986.

T. Kelley Millet
Director since April 2007

T. Kelley Millet (49) has been President of MarketAxess since September 2006, with primary responsibility for expanding and diversifying the Company's North American business. Prior to joining us, Mr. Millet served as Senior Managing Director, Co-Head of Global Credit Trading at Bear Stearns from 2001 to 2006, where he was responsible for origination, syndication, cash, derivatives and flow trading for the investment grade and emerging markets businesses, as well as high-yield derivatives. Prior to joining Bear Stearns in 2001, Mr. Millet had a 19-year career with JPMorgan, where he held positions of increasing responsibility, culminating in his appointment as Global Head, Capital Markets and Syndicate. He currently serves on the boards of Grace Outreach and the American Red Cross. Mr. Millet received a B.A. in Economics from Amherst College.

Nicolas S. Rohatyn
Director since April 2000

Nicolas S. Rohatyn (48) has been the Chief Executive Officer and Chief Investment Officer of TRG Management L.P., the investment manager of the TRG Global Opportunity Master Fund, Ltd., since March 2003. From 1982 until 2001, Mr. Rohatyn held a series of positions at JPMorgan, most recently as Executive Director of JPMorgan and Co-Head of LabMorgan from March 2000 until September 2001 and as Managing Director and co-Head of Global Fixed Income from January 1999 until March 2000. Mr. Rohatyn was also a member of the executive management team at JPMorgan from January 1995 until December 2000. Mr. Rohatyn founded the Emerging Markets Traders Association in 1990 and he served as its Chairman from then until 1994. He currently serves on the board of The Alvin Ailey American Dance Theatre. Mr. Rohatyn received a B.A. in Economics from Brown University.

John Steinhardt
Director since April 2000

John Steinhardt (55) is the founder, and has been the Managing Partner, Co-Chief Executive Officer and Co-Chief Investment Officer, of KLS Diversified Asset Management since July 2007. From July 2006 until July 2007, Mr. Steinhardt managed a private investment portfolio. Mr. Steinhardt was the founder, Chief Executive Officer and Chief Investment Officer of Spectrum Investment Group from January 2005 to July 2006. Until October 2004, Mr. Steinhardt was Head of North American Credit Markets for JPMorgan Chase & Co. and a member of the Management Committee of the Investment Banking Division of JPMorgan Chase & Co. Prior to the merger of J.P. Morgan & Co. and the Chase Manhattan Bank, Mr. Steinhardt was the Head of U.S. Securities at Chase Securities Inc. and a member of the Management Committee from 1996 to 2000. He currently serves on the board of directors of the 92nd Street Y and the board of trustees of the Central Park Conservancy. Mr. Steinhardt received a B.S. in Economics from St. Lawrence University and an M.B.A from Columbia University.

In addition to the foregoing ten nominees for director, as discussed above, Mr. Trudeau was elected to the Board of Directors by the holders of Series B Preferred Stock and will remain in office as a director until his successor has been elected by the holders of Series B Preferred Stock, or his earlier resignation or removal by such holders. Certain biographical information about Mr. Trudeau follows.

Robert W. Trudeau
Director since July 2008

Robert W. Trudeau (40) has been a general partner at Technology Crossover Ventures ("*TCV*"), a private equity and venture capital firm, since August 2005. Mr. Trudeau was elected to the Board of Directors by the holders of the Series B Preferred Stock pursuant to the terms thereof. Prior to joining TCV, from January 2003 to August 2005, Mr. Trudeau was a principal of General Atlantic Partners, a venture capital firm. Mr. Trudeau currently serves on the board of directors of RiskMetrics Group, Inc. and several privately held companies. Mr. Trudeau received a B.A.H. in Political Science from Queen's University and an MBA from The University of Western Ontario.

CORPORATE GOVERNANCE AND BOARD MATTERS

Director independence

The Board of Directors has determined that seven of our nominees for director, Messrs. Burkhardt, Casper, Gomach, Hersch, Markowitz, Rohatyn, and Steinhardt, as well as Mr. Trudeau, who was elected to the Board of Directors by the holders of the Series B Preferred Stock pursuant to the terms thereof, currently meet the independence requirements contained in the NASDAQ listing standards and applicable tax and securities rules and regulations. None of these directors has a relationship with the Company or its subsidiaries which would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.

Each of these directors is "independent" as defined within the meaning of the NASDAQ listing standards. In compliance with the NASDAQ listing standards, we have a Board of Directors comprised of a majority of independent directors.

The NASDAQ listing standards have both objective tests and a subjective test for determining who is an "independent director." The objective tests state, for example, that a director is not considered independent if he is an employee of the Company or is a partner in or executive officer of an entity to which the Company made, or from which the Company received, payments in the current or any of the past three fiscal years that exceed 5% of the recipient's consolidated gross revenue for that year. The subjective test states that an independent director must be a person who lacks a relationship that, in the opinion of the Board, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.

None of the non-employee directors were disqualified from "independent" status under the objective tests. In assessing independence under the subjective test, the Board took into account the standards in the objective tests, and reviewed and discussed additional information provided by the directors and the Company with regard to each director's business and personal activities as they may relate to MarketAxess' management. Based on all of the foregoing, as required by the NASDAQ listing standards, the Board made a substantive determination as to each of the eight independent directors that no relationship exists which, in the opinion of the Board, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. After reviewing the relationship between the Company and Mr. Hernandez's employer, JP Morgan Chase & Co. ("*JPMorgan*"), the Company has decided not to treat Mr. Hernandez as an independent director for purposes of the NASDAQ listing standards and applicable SEC rules. In making this determination, the Board considered that JPMorgan represented less than 10% of the Company's annual revenue in each of 2008, 2007 and 2006, and has from time to time provided certain investment banking services to the Company, including acting as an underwriter of our initial public offering in 2004.

The Board has not established categorical standards or guidelines to make these subjective determinations, but considers all relevant facts and circumstances.

In addition to Board-level standards for director independence, the directors who serve on the Audit Committee each satisfy standards established by the SEC providing that to qualify as "independent" for purposes of membership on the Audit Committee, members of audit committees may not accept directly or indirectly any consulting, advisory or other compensatory fee from the Company other than their director compensation. Also, each of the directors who serve on the Compensation Committee has been determined to be a "non-employee director" for purposes of the applicable SEC rules and regulations and an "outside director" for purposes of the applicable tax rules.

In making its independence determinations, the Board considered transactions occurring since the beginning of 2006 between the Company and entities associated with the independent directors or members of their immediate family. In each case, the Board determined that, because of the nature of the director's relationship with the entity and/or the amount involved, the relationship did not impair the director's independence. The Board's independence determinations included reviewing the following relationships:

- Mr. Casper was previously an executive officer of FFTW, which represented less than 1% of the Company's annual revenue in each of the past three years. FFTW is a wholly-owned subsidiary of BNP Paribas, which represented less than 10% of the Company's annual revenue in each of the past three years.
- Mr. Hersch was previously an employee, but not an executive officer, of Bear, Stearns & Co., Inc., which represented less than 5% of the Company's annual revenue in each of the past three years.
- Mr. Rohatyn is an executive officer of TRG Management L.P., the investment manager of the TRG Global Opportunity Master Fund, Ltd. TRG Global Opportunity Master Fund, Ltd. represented less than 1% of the Company's annual revenue in each of the past three years.
- Mr. Steinhardt was previously an employee, but not an executive officer, of JPMorgan, which represented less than 10% of the Company's annual revenue in each of the past three years.

How nominees to our Board are selected

Candidates for election to our Board of Directors are nominated by our Nominating and Corporate Governance Committee and ratified by our full Board of Directors for nomination to the stockholders. The Nominating and Corporate Governance Committee operates under a charter, which is available on our corporate website at www.marketaxess.com.

The Nominating and Corporate Governance Committee will give due consideration to candidates recommended by stockholders. Stockholders may recommend candidates for the Nominating and Corporate Governance Committee's consideration by submitting such recommendations directly to the Nominating and Corporate Governance Committee by mail or electronically. In making recommendations, stockholders should be mindful of the discussion of minimum qualifications set forth in the following paragraph. However, just because a recommended individual meets the minimum qualification standards does not imply that the Nominating and Corporate Governance Committee will necessarily nominate the person so recommended by a stockholder. The Nominating and Corporate Governance Committee may engage outside search firms to assist in identifying or evaluating potential nominees. In 2008, the Nominating and Corporate Governance Committee retained an outside search firm to identify and assist in evaluating potential nominees.

The Nominating and Corporate Governance Committee believes that the minimum qualifications for serving on our Board are that a nominee have substantial experience working as an executive officer for, or serving on the board of, a public company, or that he or she demonstrates by significant accomplishment in another given field of endeavor, an ability to make a meaningful contribution to the oversight and governance of a company having a scope and size similar to our Company. A director must have an exemplary reputation and record for honesty in his or her personal dealings and business or professional activity. All directors should possess a basic understanding of financial matters; have an ability to review and understand the Company's financial and other reports; and be able to discuss such matters intelligently and effectively. He or she also needs to exhibit qualities of independence in thought and action. A candidate should be committed first and foremost to the interests of the stockholders of the Company. Persons who represent a particular special interest, ideology, narrow perspective or point of view would not, therefore, generally be considered good candidates for election to our Board.

Board committees

The Audit Committee of our Board of Directors reviews, acts on and reports to our Board of Directors with respect to various auditing and accounting matters, including the recommendation of our independent registered public accounting firm, the scope of the annual audits, the fees to be paid to the independent registered public accounting firm, the performance of the independent registered public accounting firm and our accounting practices. The Audit Committee currently consists of Messrs. Gomach (Chair), Casper and Hersch. The Board of Directors has determined that each member of the Audit Committee is an independent director in accordance with NASDAQ listing standards and that Mr. Casper and Mr. Gomach are both Audit Committee financial experts, as defined by SEC guidelines and as required by the applicable NASDAQ listing standards.

The Compensation Committee of the Board of Directors recommends, reviews and oversees the salaries, benefits and stock option plans for our employees, consultants, directors (other than non-employee directors) and other individuals whom we compensate. The Compensation Committee also administers our compensation plans. The Compensation Committee currently consists of Messrs. Steinhardt (Chair), Burkhardt and Trudeau. The Board of Directors has determined that each member of the Compensation Committee is an "independent director" in accordance with NASDAQ listing standards, a "non-employee director" under the applicable SEC rules and regulations and an "outside director" under the applicable tax rules.

The Nominating and Corporate Governance Committee of the Board of Directors selects nominees for director positions to be recommended by our Board of Directors for election as directors and for any vacancies in such positions, develops and recommends for our Board of Directors the Corporate Governance Guidelines of the Company and oversees the annual review of the performance of the Board of Directors, each director and each committee. The Nominating and Corporate Governance Committee currently consists of

Messrs. Casper (Chair), Hersch and Rohatyn. The Board of Directors has determined that each member of the Nominating and Corporate Governance Committee is an independent director in accordance with NASDAQ listing standards.

Mr. Rohatyn serves as the Board's Lead Independent Director. The Lead Independent Director is responsible for coordinating the activities of the non-management directors, including presiding over the executive sessions of non-management directors.

Meetings and attendance

During the year ended December 31, 2008, the full Board held ten meetings; the Audit Committee held seven meetings; the Compensation Committee held three meetings; and the Nominating and Corporate Governance Committee held five meetings. The non-management directors met in executive session without management directors or employees present at each full meeting of the Board during 2008. We expect each director to attend each meeting of the full Board and of the committees on which he serves and to attend the annual meeting of stockholders. All directors, other than Mr. Hernandez, attended at least 75% of the meetings of the full Board and the meetings of the committees on which they served. Messrs. McVey, Millet, Burkhardt, Casper, Gomach, Hersch, Markowitz, Rohatyn and Steinhardt attended our 2008 annual meeting of stockholders.

Code of Conduct, Code of Ethics and other governance documents

The Board has adopted a Code of Conduct that applies to all officers, directors and employees, and a Code of Ethics for the Chief Executive Officer and Senior Financial Officers. Both the Code of Conduct and the Code of Ethics for the Chief Executive Officer and Senior Financial Officers, as well as any amendments to, or waivers under, the Code of Ethics for the Chief Executive Officer and Senior Financial Officers, can be accessed in the *Investor Relations — Corporate Governance* section of our website at www.marketaxess.com.

You may also obtain a copy of these documents by writing to MarketAxess Holdings Inc., 140 Broadway, 42nd Floor, New York, New York 10005, Attention: Investor Relations.

Copies of the charters of our Board's Audit Committee, Compensation Committee and Nominating and Corporate Governance Committee, as well as copies of the Company's Corporate Governance Guidelines, certificate of incorporation and bylaws, can be accessed in the *Investor Relations — Corporate Governance* section of our website.

Communicating with our Board members

Although our Board of Directors has not adopted a formal process for stockholder communications with the Board, we make every effort to ensure that the views of stockholders are heard by the Board or by individual directors, as applicable, and we believe that this has been an effective process to date. Stockholders may communicate with the Board by sending a letter to the MarketAxess Holdings Inc. Board of Directors, c/o General Counsel, 140 Broadway, 42nd Floor, New York, New York 10005. The General Counsel will receive the correspondence and forward it to the Chairman of the Board or to any individual director or directors to whom the communication is directed, as appropriate. Notwithstanding the above, the General Counsel has the authority to discard or disregard any communication that is unduly hostile, threatening, illegal or otherwise inappropriate or to take any other appropriate actions with respect to such communications.

In addition, any person, whether or not an employee, who has a concern regarding the conduct of the Company or our employees, including with respect to our accounting, internal accounting controls or auditing issues, may, in a confidential or anonymous manner, communicate that concern in writing by addressing a letter to the Chairman of the Audit Committee, c/o Corporate Secretary, at our corporate headquarters address, which is 140 Broadway, 42nd Floor, New York, New York 10005, or electronically, at our corporate website, www.marketaxess.com under the heading *Investor Relations — Board of Directors — Confidential Ethics Web Form.*

Director compensation

Each non-employee director receives an annual retainer of $50,000. The Lead Independent Director receives a supplemental annual retainer of $10,000 and the chairman of the Nominating and Corporate Governance Committee receives a supplemental annual retainer of $7,500. The supplemental annual retainer for the chairman of the Audit Committee is $15,000 and the supplemental annual retainer for the chairman of the Compensation Committee is $10,000. In addition, each non-employee director receives $1,500 for each meeting of our Board of Directors, $2,000 for each meeting of the Audit Committee, and $1,000 for each meeting of the Compensation Committee and the Nominating and Corporate Governance Committee that the director attends. In August 2008, we granted 4,225 shares of restricted stock and options to purchase 4,225 shares of our Common Stock to each non-employee director, other than Mr. Hernandez. One-half of these awards vested on November 30, 2008 and the balance vests on May 31, 2009. The exercise price of the stock options is equal to the fair market value of the stock ($9.72 per share) on the date of grant. These awards were made under the Company's 2004 Stock Incentive Plan (Amended and Restated Effective April 28, 2006) (the "*Stock Incentive Plan*"). The Board of Directors recommends, reviews and oversees the stock option plans for our non-employee directors. We expect to continue to compensate our non-employee directors with a combination of cash and equity awards.

Mr. Trudeau has informed the Company of his obligation to transfer to TCV VI Management, L.L.C. ("*TCM VI*") any and all cash and equity compensation paid to him by the Company in his capacity as a director of the Company. Mr. Trudeau is a member of TCM VI. Mr. Trudeau has the sole voting and dispositive power over the shares of restricted stock and options granted to him; however, TCM VI owns 100% of the pecuniary interest therein. Mr. Trudeau disclaims beneficial ownership of such securities except to the extent of his pecuniary interest therein.

Prior to April 2009, Mr. Hernandez' employer, JPMorgan, did not permit Mr. Hernandez to receive compensation for his service as a director and therefore he received no cash payments or grants of restricted stock or stock options from us prior to such date. Effective April 2009, Mr. Hernandez receives compensation for his services as a director on the same terms as our other non-employee directors.

The Company and the Board of Directors believe that equity-based awards are an important factor in aligning the long-term financial interest of the non-employee directors and stockholders. As such, in October 2007 the Board of Directors adopted stock ownership guidelines for the non-employee directors requiring that they hold not less than a number of shares of Common Stock equal in value to two times the annual base cash retainer payable to a director, calculated as of the October 24, 2007 effective date of the policy. All non-employee directors must be in compliance within the later of three years from the effective date of the policy or three years after the director becomes a Board member, and the designated level of ownership must be maintained throughout the non-employee director's service with the Company. Only shares of Common Stock owned outright in any form, including shares purchased and held personally and vested restricted shares, count toward the minimum ownership requirement; unvested stock options and unvested restricted shares are excluded. Currently, all non-employee directors are in compliance, other than Mr. Burkhardt, who joined the Board in July 2007, Mr. Hernandez, who did not receive director compensation from the Company prior to April 2009, and Mr. Trudeau, who joined the Board in July 2008. Messrs. Burkhardt, Hernandez and Trudeau are expected to be in compliance within the required timeframe.

Director Compensation for Fiscal 2008

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)(1)(2)	Option Awards ($)(1)(2)	Total ($)
Roger Burkhardt	65,000	41,667	17,363	124,030
Stephen P. Casper	90,500	41,667	17,363	149,530
David G. Gomach	94,000	41,667	17,363	153,030
Carlos M. Hernandez	—	—	—	—
Ronald M. Hersch	77,000	41,667	17,363	136,030
Wayne D. Lyski	22,333	17,640	7,774	47,747
Jerome S. Markowitz	77,000	41,667	17,363	136,030
Nicolas S. Rohatyn	81,167	41,667	17,363	140,197
John Steinhardt	78,583	41,667	17,363	137,613
Robert W. Trudeau	28,517	24,027	9,589	62,133

(1) The amounts reported reflect the dollar amount recognized for financial statement reporting purposes for the fiscal year ended December 31, 2008, in accordance with Statement of Financial Accounting Standards No. 123 (revised 2004), "*Share-Based Payment*" ("*FAS 123R*"), without regard to the estimated forfeiture related to service-based vesting conditions, of awards pursuant to the Stock Incentive Plan, and thus include amounts attributable to awards granted in and prior to 2008. Assumptions used in the calculation of this amount are included in footnote 12 to the Company's audited financial statements for the fiscal year ended December 31, 2008, included in the Company's Annual Report on Form 10-K filed with the SEC on March 3, 2009. The amounts reflect the accounting expense for these awards and do not correspond to the actual value that may be recognized by such persons with respect to these awards.

(2) The table below sets forth information regarding the aggregate number of stock awards and the aggregate number of options awards outstanding at the end of fiscal year 2008 for each non-employee director:

	Aggregate Number of Stock Awards Outstanding at Fiscal Year End (#)	Aggregate Number of Option Awards Outstanding at Fiscal Year End (#)
Roger Burkhardt	2,113	6,725
Stephen P. Casper	2,113	26,725
David G. Gomach	2,113	21,725
Carlos M. Hernandez	—	—
Ronald M. Hersch	2,113	26,725
Jerome S. Markowitz	2,113	35,059
Nicolas S. Rohatyn	2,113	35,059
John Steinhardt	2,113	26,725
Robert W. Trudeau(*)	2,113	4,225

(*) Pursuant to a Form 4 filed by Mr. Trudeau on August 5, 2008, these shares of restricted stock and stock options are held directly by Mr. Trudeau, who has sole voting and dispositive power of these securities. However, TCM VI, of which Mr. Trudeau is a member, owns 100% of the pecuniary interest in such securities. Mr. Trudeau disclaims beneficial ownership of such securities except to the extent of his pecuniary interest therein.

PROPOSAL 2 — RATIFICATION OF SELECTION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee of our Board has appointed the firm of PricewaterhouseCoopers LLP ("*PwC*") as our independent registered public accounting firm to audit our consolidated financial statements for the year ending December 31, 2009, and the Board is asking stockholders to ratify that selection. Although current law, rules and regulations, as well as the charter of the Audit Committee, require our independent registered public accounting firm to be engaged, retained and supervised by the Audit Committee, the Board considers the selection of our independent registered public accounting firm to be an important matter of stockholder concern and considers a proposal for stockholders to ratify such selection to be an important opportunity for stockholders to provide direct feedback to the Board on an important issue of corporate governance. In the event that stockholders fail to ratify the appointment, the Audit Committee will reconsider whether or not to retain PwC, but may ultimately determine to retain PwC as our independent registered public accounting firm. Even if the appointment is ratified, the Audit Committee, in its sole discretion, may direct the appointment of a different independent registered public accounting firm at any time during the year if the Audit Committee determines that such a change would be in the best interests of the Company and its stockholders.

Your vote

Unless proxy cards are otherwise marked, the persons named as proxies will vote **FOR** the ratification of PwC as the Company's independent registered public accounting firm for the year ending December 31, 2009. Approval of this proposal requires the affirmative vote of the holders of a majority of the shares present in person or represented by proxy and entitled to vote on the proposal.

Board recommendation

The Board unanimously recommends that you vote "FOR" ratification of PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm for the year ending December 31, 2009.

Information about our independent registered public accounting firm

PwC has audited our consolidated financial statements each year since our formation in 2000. Representatives of PwC will be present at our Annual Meeting, will have the opportunity to make a statement if they desire to do so, and will be available to respond to appropriate questions from stockholders.

Audit and other fees

The aggregate fees billed by our independent registered public accounting firm for professional services rendered in connection with the audit of our annual financial statements set forth in our Annual Report on Form 10-K for the years ended December 31, 2008 and 2007 and the audit of our broker-dealer subsidiaries' annual financial statements, as well as fees paid to PwC for tax compliance and planning and other services, are set forth below.

Except as set forth in the following sentence, the Audit Committee, or a designated member thereof, pre-approves 100% of all audit, audited-related, tax and other services rendered by PwC to the Company or its subsidiaries. The Audit Committee has authorized the Chief Executive Officer and the Chief Financial Officer to purchase permitted non-audit services rendered by PwC to the Company or its subsidiaries up to and including a limit of $10,000 per service and an annual limit of $20,000.

Immediately following the completion of each fiscal year, the Company's independent registered public accounting firm shall submit to the Audit Committee (and the Audit Committee shall request from the independent registered public accounting firm), as soon as possible, a formal written statement describing: (i) the independent registered public accounting firm's internal quality-control procedures; (ii) any material issues raised by the most recent internal quality-control review or peer review of the independent registered public accounting firm, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the independent registered public accounting firm, and any steps taken to deal with any such issues; and (iii) all relationships between the independent registered public accounting firm and the Company, including at least the matters set forth in Independence Standards Board Standard No. 1 *(Independence Discussion with Audit Committees)*, in order to assess the independent registered public accounting firm's independence.

Immediately following the completion of each fiscal year, the independent registered public accounting firm also shall submit to the Audit Committee (and the Audit Committee shall request from the independent registered public accounting firm), a formal written statement of the fees billed by the independent registered public accounting firm to the Company in each of the last two fiscal years for each of the following categories of services rendered by the independent registered public accounting firm: (i) the audit of the Company's annual financial statements and the reviews of the financial statements included in the Company's Quarterly Reports on Form 10-Q or services that are normally provided by the independent registered public accounting firm in connection with statutory and regulatory filings or engagements; (ii) assurance and related services not included in clause (i) that are reasonably related to the performance of the audit or review of the Company's financial statements, in the aggregate and by each service; (iii) tax compliance, tax advice and tax planning services, in the aggregate and by each service; and (iv) all other products and services rendered by the independent registered public accounting firm, in the aggregate and by each service.

Set forth below is information regarding fees paid by the Company to PwC during the fiscal years ended December 31, 2008 and 2007.

Fee Category	2008	2007
Audit Fees(1)	1,359,823	1,358,785
Tax Fees(2)	29,450	61,800
Audit Related Fees	12,577	—
All Other Fees	3,251	3,651
Total	$1,405,102	$1,424,236

(1) The aggregate fees incurred include amounts for the audit of the Company's consolidated financial statements (including fees for the audit of our internal controls over financial reporting) and the audit of our broker-dealer subsidiaries' annual financial statements.

(2) The aggregate fees incurred for tax services include amounts in connection with tax compliance and tax consulting services.

Notwithstanding anything to the contrary set forth in any of our previous or future filings under the Securities Act of 1933 or the Securities Exchange Act of 1934 that might incorporate this Proxy Statement or future filings with the SEC, in whole or in part, the following report shall not be deemed to be "soliciting material" or "filed" with the SEC and shall not be deemed to be incorporated by reference into any such filing.

REPORT OF THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS

The Audit Committee currently consists of Messrs. Gomach (Chair), Casper, and Hersch. Each member of the Audit Committee is independent, as independence is defined for purposes of Audit Committee membership by the listing standards of NASDAQ and the applicable rules and regulations of the SEC. The Board has determined that each member of the Audit Committee is financially literate, in other words, is able to read and understand fundamental financial statements, including the Company's balance sheet, income statement and cash flow statement, as required by NASDAQ rules. In addition, the Board has determined that both Mr. Gomach and Mr. Casper satisfy the NASDAQ rule requiring that at least one member of our Board's Audit Committee have past employment experience in finance or accounting, requisite professional certification in accounting, or any other comparable experience or background that results in the member's financial sophistication, including being or having been a chief executive officer, chief financial officer or other senior officer with financial oversight responsibilities. The Board has also determined that both Mr. Gomach and Mr. Casper are "financial experts" as defined by the SEC.

The Audit Committee appoints our independent registered public accounting firm, reviews the plan for and the results of the independent audit, approves the fees of our independent registered public accounting firm, reviews with management and the independent registered public accounting firm our quarterly and annual financial statements and our internal accounting, financial and disclosure controls, reviews and approves transactions between the Company and its officers, directors and affiliates and performs other duties and responsibilities as set forth in a charter approved by the Board of Directors. A copy of the Audit Committee charter is available in the *Investor Relations — Corporate Governance* section of the Company's website.

During fiscal year 2008, the Audit Committee met seven times. The Company's senior financial management and independent registered public accounting firm were in attendance at such meetings.

Following at least one meeting during each calendar quarter during 2008, the Audit Committee conducted a private session with the independent registered public accounting firm, without the presence of management.

The management of the Company is responsible for the preparation and integrity of the financial reporting information and related systems of internal controls. The Audit Committee, in carrying out its role, relies on the Company's senior management, including particularly its senior financial management, to prepare financial statements with integrity and objectivity and in accordance with generally accepted accounting principles, and relies upon the Company's independent registered public accounting firm to review or audit, as applicable, such financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States).

We have reviewed and discussed with senior management the Company's audited financial statements for the year ended December 31, 2008, included in the Company's 2008 Annual Report on Form 10-K. Management has confirmed to us that such financial statements (i) have been prepared with integrity and objectivity and are the responsibility of management and (ii) have been prepared in conformity with generally accepted accounting principles.

In discharging our oversight responsibility as to the audit process, we have discussed with PwC, the Company's independent registered public accounting firm, the matters required to be discussed by Statement on Auditing Standards No. 61, *Communication with Audit Committees, as amended* ("*SAS 61*"). SAS 61 requires our independent registered public accounting firm to provide us with additional information regarding the scope and results of their audit of the Company's financial statements, including: (i) their responsibilities under generally accepted auditing standards, (ii) significant accounting policies, (iii) management judgments and estimates, (iv) any significant accounting adjustments, (v) any disagreements with management and (vi) any difficulties encountered in performing the audit.

We have received the written disclosures and the letter from PwC required by applicable requirements of the Public Company Accounting Oversight Board regarding PwC's communications with us concerning independence, and have discussed with PwC their independence.

Based upon the foregoing review and discussions with our independent registered public accounting firm and senior management of the Company, we have recommended to our Board that the financial statements prepared by the Company's management and audited by its independent registered public accounting firm be included in the Company's Annual Report on Form 10-K, for filing with the SEC. The Committee also has appointed PwC as the Company's independent registered public accounting firm for 2009.

As specified in its Charter, it is not the duty of the Audit Committee to plan or conduct audits or to determine that the Company's financial statements are complete and accurate and in accordance with generally accepted accounting principles. These are the responsibilities of the Company's management and independent registered public accounting firm. In discharging our duties as a Committee, we have relied on (i) management's representations to us that the financial statements prepared by management have been prepared with integrity and objectivity and in conformity with generally accepted accounting principles and (ii) the report of the Company's independent registered public accounting firm with respect to such financial statements.

Submitted by the Audit Committee of the
Board of Directors:

David G. Gomach — Chair
Stephen P. Casper
Ronald M. Hersch

PROPOSAL 3 — APPROVAL OF THE ADOPTION OF THE MARKETAXESS HOLDINGS INC. 2009 CODE SECTION 162(M) EXECUTIVE PERFORMANCE INCENTIVE PLAN

On March 30, 2009, the Board of Directors adopted the MarketAxess Holdings Inc. 2009 Code Section 162(m) Executive Performance Incentive Plan (the "*2009 Incentive Plan*"), subject to approval by the stockholders of the Company. The purpose of the 2009 Incentive Plan is to attract, retain and motivate key employees of the Company by providing performance awards ("*Performance Awards*") to designated key employees of the Company or its subsidiaries, including employees whose compensation may be subject to Section 162(m) of the Internal Revenue Code of 1986, as amended ("*Code*").

Code Section 162(m) generally disallows a Federal income tax deduction to any publicly held corporation for compensation paid in excess of $1,000,000 in any taxable year to the chief executive officer or any of the three other most highly compensated executive officers employed on the last day of the taxable year, other than the chief financial officer. The 2009 Incentive Plan is designed to provide, and the Company intends to structure awards under the 2009 Incentive Plan so that, compensation paid pursuant to the 2009 Incentive Plan will qualify under the "performance-based compensation" exception under Code Section 162(m) and be eligible for continued tax deductibility. To preserve the tax deductibility of such compensation, the Company is seeking approval of the 2009 Incentive Plan, including the criteria upon which the performance goals applicable to the 2009 Incentive Plan may be based and the maximum amount that may be paid during any performance period to any participant.

The following summary describes the principal provisions of the 2009 Incentive Plan. The summary does not purport to be complete and is qualified in its entirety by the full text of the 2009 Incentive Plan attached as Appendix A to this Proxy Statement.

Description of the 2009 Incentive Plan

Administration. The 2009 Incentive Plan will be administered by the Compensation Committee or such other committee appointed by the Board of Directors to administer the 2009 Incentive Plan whose members are all "outside directors" as defined under Code Section 162(m) (the "*Committee*"). The Committee will have the authority to, among other things: (i) select the executives who will be eligible to receive Performance Awards; (ii) set the performance goals and the performance period during which a Performance Award is measured; (iii) certify the attainment of the performance goals and other material terms; (iv) reduce amounts payable under Performance Awards; and (v) make all other determinations and take all other actions necessary or desirable for the 2009 Incentive Plan's administration.

Eligibility. For each period of not less than one fiscal year of the Company (as specified by the Committee) over which the attainment of the performance goals is measured (the "*Performance Period*"), the Committee will select the executives of the Company or its subsidiaries who will participate in the 2009 Incentive Plan. The Committee may generally add or remove designated participants at any time and from time to time, in its sole discretion. Currently, only three executives of the Company are eligible to participate in the 2009 Incentive Plan.

Maximum Performance Award. The maximum Performance Award payable to a participant with respect to any one fiscal year of the Company in a Performance Period is $5,000,000. For any Performance Period that is more than one fiscal year of the Company, the maximum Performance Award limit will be increased on a pro rata basis.

Performance Awards. A participant will be eligible to receive a Performance Award based on the achievement of specified performance goals established by the Committee for a Performance Period. A Performance Award may be a percentage of a participant's Individual Target Award (as described below) for the Performance Period based on the level of attainment of performance goals established for the Performance Period. Generally, no Performance Award is payable unless the minimum performance goals for the Performance Period are attained.

A Performance Award will be paid in whole or in part in cash or shares of Common Stock (if permitted under another plan approved by stockholders), as determined by the Committee, as soon as administratively feasible in the calendar year after the calendar year in which the Performance Period with respect to which the payment relates, but only after the Committee certifies that the performance goals were, in fact, satisfied.

The Committee may provide prior to a Performance Period that payment of any Performance Award will be deferred. Any deferred Performance Award will not increase (between the date on which it is credited to any deferred compensation program and the payment date) by an amount that would result in such deferral being deemed as an "increase in the amount of compensation" under Code Section 162(m). To the extent applicable, any deferral under the 2009 Incentive Plan will be made in a manner intended to comply with the applicable requirements of Code Section 409A.

Individual Target Awards. For any participant the Committee may specify a targeted Performance Award for a Performance Period (an "*Individual Target Award*") which may be expressed as a fixed dollar amount, a percentage of a participant's base pay, as a percentage of a bonus pool funded by a formula as determined by the Committee based on achievement of performance goals, or an amount determined pursuant to an objective formula or standard. The Committee will also prescribe a formula to determine the maximum and minimum percentages (which may be greater or less than 100%, as applicable) of an Individual Target Award that may be earned or payable based on the degree of attainment of the performance goals during the Performance Period. The Committee may elect to pay a participant an amount that is less than an Individual Target Award (or the attained percentage) regardless of the degree of attainment of the performance goals; except that, unless otherwise specified by the Committee, no discretion to reduce a Performance Award based on achievement of performance goals is permitted for any Performance Period in which a "change of control" (as defined in the 2009 Incentive Plan) occurs or during such Performance Period with regard to the prior Performance Periods if the Performance Awards for the prior Performance Periods have not been paid by the time of the change of control, with regard to individuals who were Participants at the time of the change of control.

Performance Goals. Code Section 162(m) requires that Performance Awards be based upon objective performance measures. The performance goals ("*Performance Goals*") will be based on one or more of the following criteria with regard to the Company (or any subsidiary, division, other operational unit or of the Company) as specified by the Committee:

- enterprise value or value creation targets;
- after-tax or pre-tax profits or operating income including, without limitation, that attributable to continuing and/or other operations of the Company;
- cash flow(s) (including either operating or net cash flows);
- levels of the Company's bank debt or other long-term or short-term public or private debt or other similar financial obligations of the Company (which may be calculated net of cash balances and/or other offsets and adjustments as may be established by the Committee);
- earnings either in aggregate or on a per share basis, or earnings per share from continuing operations;
- net sales, revenues, net income or earnings before income tax or other exclusions;
- return on any of the following: capital employed, invested capital, assets, or net assets;
- after-tax or pre-tax return on stockholder equity;
- total stockholder return, share price, or share price appreciation of the Common Stock;
- reduction of fixed costs, losses, loss ratios, or expense ratios;
- productivity improvements; or
- satisfaction of business expansion goals or goals relating to a transaction that results in the sale of all or substantially all of the stock or assets of the Company.

The Performance Goals also may be based upon the attainment of specified levels of Company (or subsidiary, division or other operational unit of the Company) performance under one or more of the measures described above relative to the performance of other corporations. To the extent permitted under Code

Section 162(m), the Committee may designate additional business criteria on which the Performance Goals may be based or adjust, modify or amend the aforementioned business criteria. In addition, Performance Goals may incorporate, if and only to the extent permitted under Code Section 162(m), provisions for disregarding (or adjusting for) changes in accounting methods, corporate transactions (including, without limitation, dispositions and acquisitions) and other similar type events or circumstances.

Change of Control. In the event of a "change of control" (as defined in the 2009 Incentive Plan) of the Company, any unpaid portion of any Performance Award that has been earned and certified, but is being deferred in accordance with the 2009 Incentive Plan, will immediately be vested and paid within 90 days following the consummation of the change of control.

Partial Awards. Generally, Performance Awards will not be paid to any participant who is not actively employed on the date the Performance Award is payable. Notwithstanding the foregoing, the Committee may make a full, pro rata or other award (not to exceed the maximum achievable Performance Award for the participant for the Performance Period) to a participant for a Performance Period with or without regard to the actual achievement of the Performance Goals in the event of the participant's termination of employment due to death or disability, or a full or pro rata Performance Award to a participant for a Performance Period based on actual achievement of the Performance Goals established for the Performance Period in the event that the participant's employment is terminated without "cause" (as defined in the Company's 2004 Stock Incentive Plan or any successor plan thereto approved by the Company's stockholders) or the participant resigns for "good reason." The term "Good Reason" will have the meaning assigned to such term in the participant's individual employment agreement or similar agreement in effect at the time of the grant of the Performance Award. Notwithstanding the foregoing, unless otherwise determined by the Committee, if the participant does not have an individual employment agreement or similar agreement, or "Good Reason" is not defined therein, the participant will not have the right to a pro rated portion of the participant's Performance Award for a Performance Period upon any voluntary termination by the participant during the Performance Period.

If a change of control is consummated during a Performance Period, the Committee must make, to each participant who is a participant at the time of such change of control, at least a pro rata Performance Award based on actual achievement of the Performance Goals established for the Performance Period and pro rated for the portion of the Performance Period completed through the change of control. If a change of control of the Company is consummated during a Performance Period, the Committee may, in its sole discretion, make a Performance Award to a participant who is a participant at the time of such change of control that is greater than a pro rata Performance Award but not in excess of the maximum achievable Performance Award for the participant for such Performance Period, with or without regard to actual achievement of the Performance Goals.

Partial awards not based on the actual achievement of the Performance Goals will be paid within 90 days following the event pursuant to which the award is payable. Partial awards based on the actual achievement of the Performance Goals will be paid when the Performance Award would have otherwise been paid.

Term; Amendment or Termination. The 2009 Incentive Plan, if approved by the stockholders of the Company, will be effective for calendar years commencing on or after January 1, 2009. While the 2009 Incentive Plan has no specified term, the Board of Directors may amend, suspend or terminate the 2009 Incentive Plan or adopt a new plan in place of the 2009 Incentive Plan at any time. However, stockholder approval is required for any amendment that alters the Performance Goals, changes the class of eligible employees or otherwise requires stockholder approval under Code Section 162(m). No amendment, suspension or termination may, without a participant's consent, alter or impair a participant's right to receive payment of a Performance Award otherwise payable under the 2009 Incentive Plan.

The 2009 Incentive Plan is not subject to any of the requirements of the Employee Retirement Income Security Act of 1974, as amended, nor is it intended to be qualified under Code Section 401(a).

Description of Awards Granted For 2009 Under the 2009 Incentive Plan

Subject to approval of the 2009 Incentive Plan by the Company's stockholders, the Committee has determined that for the fiscal year 2009 Performance Period, a bonus pool will be established pursuant to the 2009 Incentive Plan in an amount equal to 32.5% of 27% of the Company's 2009 pre-tax operating income before cash bonus expense, if any (the "*Bonus Pool*").

Except as set forth below, subject to their continued employment through the date the award is payable, the named executive officers set forth below (the "*2009 Participants*") will be entitled to receive a payment from the Bonus Pool equal to the maximum percentage of the Bonus Pool set forth beside their name below:

Name	Maximum Percentage of Bonus Pool
Richard McVey, Chief Executive Officer	35%
T. Kelley Millet, President	35%
Nicholas Themelis, Chief Information Officer	30%

Notwithstanding the foregoing, the Committee has the discretion to pay a 2009 Participant an amount from the Bonus Pool that is less than, but in no event greater than, the percentage set forth above. Any amount of the Bonus Pool not paid to a 2009 Participant will revert to the general funds of the Company.

A 2009 Participant will be entitled to a pro rata payment based on actual results for the full year if his employment is terminated during fiscal year 2009 due to (i) his death; (ii) a termination by the Company without cause; or (iii) the 2009 Participant's resignation for good reason if the Participant has an individual employment agreement that defines "good reason."

If the performance criteria set forth above had been in effect during 2008, the amounts that would have been payable to Messrs. McVey, Millet and Themelis, before any reduction by the Committee, would have been $658,889, $658,889 and $564,762, respectively.

Your vote

Unless proxy cards are otherwise marked, the persons named as proxies will vote **FOR** the approval of the adoption of the MarketAxess Holdings Inc. 2009 Code Section 162(m) Executive Performance Incentive Plan. Approval of this proposal requires the affirmative vote of a majority of the votes cast with respect to the proposal at the Annual Meeting.

Board recommendation

The Board unanimously recommends that you vote "FOR" approval of the adoption of the MarketAxess Holdings Inc. 2009 Code Section 162(m) Executive Performance Incentive Plan.

PROPOSAL 4 — RATIFICATION OF THE ADOPTION OF THE STOCKHOLDERS RIGHTS AGREEMENT

The Company's stockholders are being asked to ratify the stockholders rights agreement entered into between the Company and American Stock Transfer & Trust Company, LLC (the "*Rights Agent*") on June 2, 2008 (the "*Rights Agreement*"). None of the Company's Bylaws, other governing documents or applicable law require stockholder ratification of the adoption of the Rights Agreement. However, the Board considers a proposal for stockholders to ratify the adoption of the Rights Agreement to be an important opportunity for stockholders to provide direct feedback to the Board on an important issue of corporate governance. If the stockholders do not ratify the adoption of the Rights Agreement, the Board will consider whether or not to terminate the Rights Agreement by redeeming the Rights or otherwise. Although the Board will consider the stockholders' vote as expressed at the Annual Meeting, because the Board owes fiduciary duties to all stockholders, it must make an independent decision in the exercise of its fiduciary duties whether it is in the best interests of the Company and all of its stockholders to terminate the Rights Agreement, and may not rely solely on the stockholder vote in making this decision. Accordingly, the Board may decide that its fiduciary duties require it to leave the Rights Agreement in place notwithstanding the failure of stockholders to ratify its adoption. Likewise, even if the adoption of the Rights Agreement is ratified by stockholders, the Board may at any time during the term of the Rights Agreement. determine, in the exercise of its fiduciary duties, that the Rights Agreement should be terminated.

On June 2, 2008, the Board of Directors declared a distribution of one right (a "*Right*") for each outstanding share of Common Stock, to stockholders of record at the close of business on June 20, 2008 (the "*Rights Record Date*") and for each share of Common Stock issued (including shares of Common Stock issued from the Company's treasury) by the Company thereafter and prior to the Distribution Date (as defined below). Each Right entitles the registered holder, subject to the terms of the Rights Agreement, to purchase from the Company one one-thousandth of a share (a "*Unit*") of Series A Preferred Stock, par value $0.001 per share (the "*Series A Preferred Stock*"), at a price of $40.00 per Unit, subject to adjustment (the "*Purchase Price*").

Reasons for the Rights Agreement

The Board believes that the Rights Agreement is in the best interests of the Company's stockholders for several reasons:

- *Better Ability to Respond to Unsolicited Proposals.* The Rights Agreement enables the Board, as elected representatives of the stockholders, to better respond to an unsolicited acquisition proposal. It is also intended to ensure that all stockholders are treated fairly in an acquisition of the Company. The Rights Agreement does not prevent parties from making an unsolicited offer for, or acquisition of the Company at, a full and fair price and on fair terms. It does, however, give the Board the ability to defend stockholders against abusive or coercive tactics that could be used to gain control of the Company without paying stockholders a fair price for their shares, including a partial or two-tier tender offer that fails to treat all stockholders equally.

- *Encourages Good Faith Negotiation.* The Rights Agreement induces potential acquirers to negotiate in good faith with the Board and thereby strengthens the Board's bargaining position for the benefit of all stockholders by providing the Board with the opportunity and flexibility to (i) determine whether any proposed transaction is in the best interests of all of the Company's stockholders; (ii) attempt to negotiate better terms for any such transaction that, if accepted, would result in a transaction that the Board determines to be in the best interests of the Company's stockholders; (iii) achieve a fair price for the stockholders that is consistent with the intrinsic value of the Company; (iv) reject any transaction that the Board determines to be inadequate; and (v) consider alternative transactions and opportunities. The existence of the Rights Agreement does not diminish the responsibility of the Board to consider acquisition proposals in a manner consistent with the Board's fiduciary duties to stockholders.

- *Control of a Sale Process.* The Rights Agreement would also enable the Board to better manage and control a sale process to the extent the Board may decide to consider strategic alternatives or sell the Company. It enhances the Board's ability to protect a negotiated transaction from uninvolved third parties once a process is completed.

- *Independent Board; Absence of Certain Other Anti-takeover Devices.* Currently, eight of the Company's eleven directors are independent, including Mr. Rohatyn, the Lead Independent Director. The Company does not have many of the takeover defenses frequently employed by other companies. Specifically, the Company does not have a classified board and it permits stockholder action by written consent.

- *Stockholder-Friendly Terms.* The Rights Agreement has a 20% "trigger", a term of three years, no "dead-hand," "slow-hand," "no-hand" or other features that limit the ability of a future board to redeem the Rights, and other stockholder-friendly terms described below, including the ability of stockholders to vote to rescind the plan if a "qualifying offer" is received.

- *Adverse Market Conditions.* Securities and financial markets have continued to worsen since the adoption of our Rights Agreement, and our Common Stock has traded at a significant discount to historical levels, including trading from time to time at prices at or near book value. The Rights Agreement will help prevent an acquiror from taking advantage of adverse market conditions, short-term declines in share prices, or anticipated improvements in operating results before such improvements are fully reflected in the market price of the Common Stock, and from acquiring control of the Company at a price that does not reflect the Company's intrinsic value or long-term prospects.

- *Prevents "Creeping Acquisitions."* Although the Company is subject to Delaware's business combination statute (which limits the ability of stockholders who exceed 15% ownership from engaging in certain business combinations with the Company for a period of three years), this statute does not prevent the actual accumulation of shares through "creeping acquisitions" on the open market and the attendant implications of having a meaningful block of shares in the hands of an acquiror.

Description of the Rights Agreement

The following is a summary of certain material terms of the Rights Agreement. A copy of the Rights Agreement is set forth in Appendix B to this Proxy Statement, and this discussion is qualified in its entirety by reference to Appendix B. All terms not defined below have the meanings given to them in the Rights Agreement.

Initially, the Rights are attached to all certificates representing shares of Common Stock outstanding, and no separate Rights Certificates have been distributed. The Rights will separate from the shares of Common Stock and the "*Distribution Date*" will occur upon the earlier of (i) ten business days following a public announcement that a person or group of affiliated or associated persons has become an "*Acquiring Person*" or (ii) ten business days (or such later date as may be determined by the Board of Directors prior to such time as any person becomes an Acquiring Person) following the commencement of a tender or exchange offer that would result in a person or group of affiliated and associated persons beneficially owning an aggregate of 20% or more of the total voting power represented by all the then outstanding shares of Common Stock and other voting securities of the Company (the "*Voting Securities*") if, upon consummation thereof, such person would be the beneficial owner of Voting Securities representing 20% or more of the total Voting Securities then outstanding. Until the Distribution Date, (i) the Rights will be evidenced by certificates for shares of Common Stock and will be transferred with and only with such share certificates, (ii) new certificates for shares of Common Stock issued after the Rights Record Date (including shares of Common Stock distributed from the Company's Treasury) will contain a notation incorporating the Rights Agreement by reference and (iii) the surrender for transfer of any certificates representing outstanding shares of Common Stock will also constitute the transfer of the Rights associated with the shares of Common Stock represented by such certificates.

An "*Acquiring Person*" is a person or group of affiliated or associated persons that has acquired, obtained the right to acquire, or otherwise obtained beneficial ownership of an aggregate of 20% or more of the total voting power represented by all the then outstanding shares of Voting Securities. The following, however, are not considered Acquiring Persons: (1) the Company, its subsidiaries, any employee benefit plan of the Company or any of its subsidiaries, or any entity holding shares of Voting Securities pursuant to the terms of any such plan; (2) any person or group that becomes the Beneficial Owner of 20% or more of the total voting power represented by all the then outstanding Voting Securities solely as a result of the acquisition of Voting Securities by the Company, unless such person or group thereafter acquires beneficial ownership of additional Voting Securities; (3) subject to certain conditions set forth in the Rights Agreement, a person or group that otherwise would have become an Acquiring Person as a result of an inadvertent acquisition of 20% or more of the total voting power represented by all the then outstanding Voting Securities; and (4) subject to certain conditions set forth in the Rights Agreement, any person or group that would otherwise be deemed an Acquiring Person upon adoption of the Rights Agreement (a "*Grandfathered Stockholder*"). Except as provided in the Rights Agreement, a person or group that is a Grandfathered Stockholder will cease to be a Grandfathered Stockholder and will become an Acquiring Person if after adoption of the Rights Agreement such Grandfathered Stockholder acquires beneficial ownership of additional Voting Securities in excess of one percent of the number of shares of Common Stock outstanding as of June 2, 2008.

The Rights are not exercisable until the Distribution Date and will expire at the close of business on the third anniversary of the Rights Agreement unless earlier redeemed or exchanged by the Company as described below.

As soon as practicable after the Distribution Date, Rights Certificates will be mailed to holders of record of shares of Common Stock as of the close of business on the Distribution Date and, thereafter, the separate Rights Certificates alone will represent the Rights.

If a person or group of affiliated or associated persons becomes an Acquiring Person, then each holder of a Right will thereafter have the right to receive, upon exercise, shares of Common Stock (or, in certain circumstances, Units of Series A Preferred Stock, other securities, cash, property or a combination thereof) having a value equal to two times the exercise price of the Right. The exercise price is the Purchase Price multiplied by the number of Units of Series A Preferred Stock issuable upon exercise of a Right prior to the events described in this paragraph.

Notwithstanding any of the foregoing, following the time any person or group becomes an Acquiring Person, all Rights that are, or under certain circumstances specified in the Rights Agreement were, beneficially owned by any Acquiring Person or its Affiliates or Associates will be null and void.

In the event that, at any time after a person or group becomes an Acquiring Person, (i) the Company is acquired in a merger or other business combination with another company and the Company is not the surviving corporation, (ii) another company consolidates or merges with the Company and all or part of the shares of Common Stock are converted or exchanged for other securities, cash or property or (iii) 50% or more of the consolidated assets or earning power of the Company and its subsidiaries is sold or transferred to another company, then each holder of a Right (except Rights that previously have been voided as described above) shall thereafter have the right to receive, upon exercise, common stock or other equity interest of the ultimate parent of such other company having a value equal to two times the exercise price of the Right.

The Purchase Price payable, and the number of Units of Series A Preferred Stock (or other securities, as applicable) issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Series A Preferred Stock, (ii) if holders of the Series A Preferred Stock are granted certain rights or warrants to subscribe for Series A Preferred Stock or convertible securities at less than the current market price of the Series A Preferred Stock or (iii) upon the distribution to the holders of the Series A Preferred Stock of evidences of indebtedness, cash or assets (excluding regular quarterly cash dividends or dividends payable in the Series A Preferred Stock) or of subscription rights or warrants (other than those referred to above).

With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments amount to at least one percent of the Purchase Price. The Company is not required to issue fractional shares of Series A Preferred Stock (other than fractional shares that are integral multiples of one one-thousandth of a share). In lieu thereof, an adjustment in cash may be made based on the market price of the Series A Preferred Stock prior to the date of exercise.

At any time prior to such time as any person or group or affiliated or associated persons becomes an Acquiring Person, the Board of Directors may redeem the Rights in whole, but not in part, at a price of $0.0001 per Right, rounded up to the nearest whole cent (subject to adjustment in certain events) (the "*Redemption Price*"). Immediately upon the action of the Board of Directors ordering the redemption of the Rights, the Rights will terminate and the only right of the holders of such Rights will be to receive the Redemption Price for each Right held.

Between 90 and 120 days after the commencement of a Qualified Offer (as such term is defined below), the holders of 10% or more of the Common Stock then outstanding (excluding Common Stock beneficially owned by the Person making the Qualified Offer and such Person's Affiliates and Associates) may, by notice (a "*Special Meeting Notice*"), require the Company to call a special meeting of the stockholders to vote on a resolution authorizing the redemption of all, but not less than all, of the then outstanding Rights at the Redemption Price (the "*Redemption Resolution*"). The Board of Directors must cause the Rights to be redeemed or otherwise prevent the Rights from interfering with the consummation of the Qualified Offer if the special meeting of the stockholders is not held within 90 days of the Special Meeting Notice (which period may be extended to permit the stockholders to vote on a definitive acquisition agreement) or if such meeting is held and the holders of a majority of the outstanding Common Stock (excluding Common Stock beneficially owned by the Person making the Qualified Offer and such Person's Affiliates and Associates) vote in favor of the Redemption Resolution, in each case as long as at such time no Person has become an Acquiring Person and as long as the Qualified Offer continues to be a Qualified Offer prior to the last day of the period in which the special meeting of the stockholders must be held.

A "*Qualified Offer*" is an offer determined by a majority of the independent directors of the Company to have each of the following characteristics:

(i) a fully-financed, all-cash tender offer, or an exchange offer offering shares of common stock of the offeror, or a combination thereof, in each such case for all of the outstanding shares of Common Stock at the same per-share consideration;

(ii) an offer that has commenced within the meaning of Rule 14d-2(a) under the Exchange Act;

(iii) an offer whose per-share offer price is greater than the highest reported market price for the Common Stock in the immediately preceding twenty-four months, with, in the case of an offer that includes shares of common stock of the offeror, such per-share offer price being determined using the lowest reported market price for common stock of the offeror during the five trading days immediately preceding and immediately following the commencement of such offer within the meaning of Rule 14d-2(a) under the Exchange Act;

(iv) an offer that does not result in a nationally recognized investment banking firm retained by the Board of Directors rendering an opinion to the Board of Directors that the consideration being offered to the stockholders of the Company is either unfair or inadequate;

(v) if the offer includes shares of common stock of the offeror, (A) the offeror must allow the Company's investment bank, legal counsel and accountants to perform appropriate due diligence on the offeror and (B) such investment bank must not render an opinion to the Board of Directors that the consideration being offered to the stockholders of the Company is either unfair or inadequate and must not later render an opinion to the Board of Directors that the consideration being offered to the stockholders of the Company has become either unfair or inadequate based on a subsequent disclosure or discovery of a development or developments that have had or are reasonably likely to have a material adverse effect on the value of the common stock of the offeror;

(vi) an offer that is subject to only the minimum tender condition described in Section 1(v)(ix) of the Rights Agreement and other customary terms and conditions, which conditions shall not include any financing, funding or similar conditions or any requirements with respect to the offeror or its agents being permitted any due diligence with respect to the books, records, management, accountants or other outside advisors of the Company;

(vii) an offer pursuant to which the Company has received an irrevocable written commitment of the offeror that the offer will remain open for at least 120 Business Days and, if a Special Meeting is duly requested, for at least fifteen Business Days after the date of the Special Meeting or, if no Special Meeting is held within ninety Business Days following receipt of the Special Meeting Notice, for at least fifteen Business Days following such ninety Business Day period;

(viii) an offer pursuant to which the Company has received an irrevocable written commitment of the offeror that, in addition to the minimum time periods specified, the offer, if it would otherwise expire, will be extended for at least twenty Business Days after any increase in the consideration being offered or after any bona fide alternative offer is commenced within the meaning of Rule 14d-2(a) under the Exchange Act; provided, however, that such offer need not remain open beyond (A) the time that any other offer satisfying the criteria for a Qualified Offer is then required to be kept open, (B) the expiration date of any other tender offer for the Common Stock with respect to which the Board of Directors has agreed to redeem the Rights immediately prior to acceptance for payment of the Common Stock thereunder or (C) one Business Day after the stockholder vote with respect to approval of any definitive acquisition agreement has been officially determined and certified by the inspectors of elections;

(ix) an offer that is conditioned on a minimum of at least two-thirds of the outstanding shares of the Common Stock not held by the Person making such offer (and such Person's Affiliates and Associates) being tendered and not withdrawn as of the offer's expiration date, which condition shall not be waivable;

(x) an offer pursuant to which the Company has received an irrevocable written commitment of the offeror to consummate, as promptly as practicable upon successful completion of the offer, a second step transaction whereby all shares of the Common Stock not tendered into the offer will be acquired at the same consideration per share actually paid pursuant to the offer, subject to stockholders' statutory appraisal rights;

(xi) an offer pursuant to which the Company and its stockholders have received an irrevocable written commitment of the offeror that no amendments will be made to the offer to reduce the consideration being offered or to otherwise change the terms of the offer in a way that is adverse to a tendering stockholder;

(xii) an offer (other than an offer consisting solely of cash consideration) pursuant to which the Company has received the written representation and certification of the offeror and, in their individual capacities, the written representations and certifications of the offeror's Chief Executive Officer and Chief Financial Officer, that (A) all facts about the offeror that would be material to making an investor's decision to accept the offer have been fully and accurately disclosed as of the date of the commencement of the offer, (B) all such new facts will be fully and accurately disclosed during the entire period which the offer remains open, and (C) all required Exchange Act reports will be filed by the offeror in a timely manner during such period; and

(xiii) if the offer includes non-cash consideration, (A) the non-cash portion of the consideration offered must consist solely of common stock of a Person that is a publicly-owned United States corporation, (B) such common stock must be freely tradable and listed or admitted to trading on either the New York Stock Exchange or NASDAQ, (C) no stockholder approval of the issuer of such common stock is required to issue such common stock, or, if required, such approval has already been obtained, (D) no Person (including such Person's Affiliates and Associates) beneficially owns more than 15% of the voting stock of the issuer of such common stock at the time of commencement or at any time during the term of the offer, (E) no other class of voting stock of the issuer of such common stock is outstanding and (F) the issuer of such common stock meets the registrant eligibility requirements for use of Form S-3 for registering securities under the Securities Act.

For the purposes of the definition of "Qualified Offer," "*fully financed*" shall mean that the offeror has sufficient funds for the offer and related expenses, which shall be evidenced by (1) firm, unqualified, written commitments from responsible financial institutions having the necessary financial capacity, accepted by the offeror, to provide funds for such offer subject only to customary terms and conditions, (2) cash or cash equivalents then available to the offeror, set apart and maintained solely for the purpose of funding the offer with an irrevocable written commitment being provided by the offeror to the Board of Directors to maintain such availability until the offer is consummated or withdrawn or (3) a combination of the foregoing; which evidence has been provided to the Company prior to, or upon, commencement of the offer. If an offer becomes a Qualified Offer in accordance with this definition, but subsequently ceases to be a Qualified Offer as a result of the failure at a later date to continue to satisfy any of the requirements of this definition, such offer shall cease to be a Qualified Offer and the applicable provisions of the Rights Agreement shall no longer be applicable to such offer, provided that the actual redemption of the Rights shall not have already occurred.

At any time after any person or group of affiliated or associated persons becomes an Acquiring Person and before any such Acquiring Person becomes the beneficial owner of 50% or more of the total voting power of the aggregate of all shares of Voting Securities then outstanding, the Board of Directors, at its option, may exchange each Right (other than Rights that previously have become void as described above) in whole or in part, at an exchange ratio of one share of Common Stock (or under certain circumstances one Unit of Series A Preferred Stock or equivalent preferred stock) per Right (subject to adjustment in certain events).

Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends. While the distribution of the Rights will not be taxable to stockholders or to the Company, stockholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for Units of Series A Preferred Stock (or other consideration).

Any of the provisions of the Rights Agreement may be amended without the approval of the holders of Rights in order to cure any ambiguity, defect, or inconsistency or to make any other changes that the Board of Directors may deem necessary or desirable. After any person or group of affiliated or associated persons becomes an Acquiring Person, the provisions of the Rights Agreement may not be amended in any manner that would adversely affect the interests of the holders of Rights (excluding the interests of any Acquiring Person).

Description of Series A Preferred Stock

On June 2, 2008, the Company also filed a Certificate of Designation for the Series A Preferred Stock (the "*Series A Certificate of Designation*") with the Secretary of State of the State of Delaware. The Series A Certificate of Designation authorizes the Company to issue 110,000 of its 5,000,000 authorized shares of preferred stock as shares of Series A Preferred Stock.

The Units of Series A Preferred Stock that may be acquired upon exercise of the Rights will not be redeemable and will rank junior to any other shares of preferred stock that may be issued by the Company with respect to the payment of dividends and as to distribution of assets in liquidation.

Each share of Series A Preferred Stock will have a minimum preferential quarterly dividend of the greater of $1.00 per share or 1,000 times the aggregate per share amount of any cash dividend declared on the shares of Common Stock, subject to certain adjustments. In the event of liquidation, the holder of Series A Preferred Stock will be entitled to receive a cash preferred liquidation payment per share equal to the greater of $1.00 (plus accrued and unpaid dividends thereon) or 1,000 times the amount paid in respect of a share of Common Stock, subject to certain adjustments.

Generally, each share of Series A Preferred Stock will vote together with the shares of Common Stock and any other class or series of capital stock entitled to vote on such matter, and will be entitled to 1,000 votes per share, subject to certain adjustments. The holders of the Series A Preferred Stock, voting as a separate class, shall be entitled to elect two directors if dividends on the Series A Preferred Stock are in arrears in an amount equal to six quarterly dividends thereon.

In the event of any merger, consolidation or other transaction in which shares of Common Stock are exchanged, each share of Series A Preferred Stock will be entitled to receive 1,000 times the aggregate per share amount of stock, securities, cash or other property paid in respect of each share of Common Stock, subject to certain adjustments.

The rights of holders of the Series A Preferred Stock to dividend, liquidation and voting rights are protected by customary anti-dilution provisions.

Because of the nature of the Series A Preferred Stock's dividend, liquidation and voting rights, the economic value of one Unit of Series A Preferred Stock is expected to approximate the economic value of one share of Common Stock.

Amendment of Rights

The terms of the Rights generally may be amended by the Board of Directors without the approval of the holders of the Rights, except that from and after such time as the Rights are distributed, no such amendment may adversely affect the interests of the holders of Rights (excluding any interests of any Acquiring Person).

Your vote

Unless proxy cards are otherwise marked, the persons named as proxies will vote **FOR** the ratification of the Stockholders Rights Agreement. Approval of this proposal requires the affirmative vote of a majority of the votes cast with respect to the proposal at the Annual Meeting.

Board recommendation

The Board unanimously recommends that you vote "FOR" the ratification of the Stockholders Rights Agreement.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding the beneficial ownership of the Company's Common Stock as of April 7, 2009 by (i) each person or group of affiliated persons known by us to beneficially own more than five percent of our Common Stock, (ii) each of our named executive officers, (iii) each of our directors and nominees for director and (iv) all of our directors and executive officers as a group.

The following table gives effect to the shares of Common Stock issuable within 60 days of April 7, 2009 upon the exercise of all options and other rights beneficially owned by the indicated stockholders on that date. Beneficial ownership is determined in accordance with Rule 13d-3 promulgated under Section 13 of the Securities Exchange Act of 1934, as amended, and includes voting and investment power with respect to shares. Percentage of beneficial ownership is based on 31,709,004 shares of Common Stock outstanding at the close of business on April 7, 2009. Except as otherwise noted below, each person or entity named in the following table has sole voting and investment power with respect to all shares of our Common Stock that he, she or it beneficially owns.

Unless otherwise indicated, the address of each beneficial owner listed below is c/o MarketAxess Holdings Inc., 140 Broadway, 42nd Floor, New York, New York 10005.

	Common Stock		Series B Preferred Stock	
	Number of Shares Beneficially Owned	Percentage of Stock Owned	Number of Shares Beneficially Owned	Percentage of Stock Owned
5% Stockholders				
Entities related to Technology Crossover Ventures(1)	4,208,450	11.72%	35,000	100.00%
J.P. Morgan Partners (23A), L.P.(2)	1,171,408	3.65%	—	—
LabMorgan Corporation(3)	2,404,818	7.50%	—	—
Total for entities affiliated with J.P. Morgan Chase & Co.	*3,204,818*	*9.99%*	—	—
Burgandy Asset Management Ltd.(4)	2,761,623	8.71%	—	—
Royce & Associates, L.L.C.(5)	2,567,300	8.10%	—	—
Kornitzer Capital Management, Inc.(6)	2,297,006	7.24%	—	—
Barclays Global Investors NA(7)	1,591,977	5.02%	—	—
Keeley Asset Management Corp.(8)	1,584,000	5.00%	—	—
Named Executive Officers and Directors				
Richard M. McVey(9)	2,986,494	9.03%	—	—
Roger Burkhardt(10)	13,450	*	—	—
Stephen P. Casper(11)	43,450	*	—	—
David G. Gomach(12)	43,450	*	—	—
Carlos M. Hernandez(13)	—	—	—	—
Ronald M. Hersch(11)	43,450	*	—	—
Jerome S. Markowitz(14)	61,298	*	—	—
T. Kelley Millet(15)	512,399	1.60%	—	—
Nicolas S. Rohatyn(16)	51,784	*	—	—
John Steinhardt(11)	43,450	*	—	—
Robert W. Trudeau(1)	4,208,450	11.72%	35,000	100.00%
James N.B. Rucker(17)	305,770	*	—	—
Nicholas Themelis(18)	375,518	1.17%	—	—
All Executive Officers and Directors as a Group (13 persons)(19)	8,688,963	22.80%	35,000	100.00%

* Less than 1%.

(1) Consists of (i) 3,472,653 shares of Common Stock issuable upon conversion of shares of Series B Preferred Stock held by TCV VI, L.P. (*"TCV VI"*), (ii) 694,530 shares of Common Stock issuable upon exercise of warrants held by TCV VI, (iii) 27,347 shares of Common Stock issuable upon conversion of shares of Series B Preferred Stock held by TCV Member Fund, L.P. (*"TCV MF"* and, together with TCV VI, the *"TCV VI Funds"*), (iv) 5,470 shares of Common Stock issuable upon exercise of warrants held by TCV MF, (v) 2,111 shares of Common Stock held by TCM VI, (vi) 2,114 shares of Common Stock held directly by Robert W. Trudeau and (vii) 4,225 shares of Common Stock issuable upon exercise of stock options held directly by Mr. Trudeau. The TCV VI Funds are organized as "blind pool" partnerships in which the limited partners (or equivalents) have no discretion over investment or sale decisions, are not able to withdraw from TCV VI Funds, except under exceptional circumstances, and generally participate ratably in each investment made by the TCV VI Funds. The sole General Partner of TCV VI and a General Partner of TCV MF is TCM VI. Mr. Trudeau, a director of the Company, is a member of TCM VI. Mr. Trudeau and TCM VI share voting and dispositive power with respect to the shares beneficially owned by the TCV VI Funds. Mr. Trudeau and TCM VI disclaim beneficial ownership of any shares held by the TCV VI Funds except to the extent of their respective pecuniary interests therein. Mr. Trudeau has the sole voting and dispositive power over the stock options held directly by him, any shares issuable upon the exercise of such stock options, and the shares held directly by him; however TCM VI owns 100% of the pecuniary interest in such stock options and any such shares. Mr. Trudeau disclaims beneficial ownership of such stock options, any shares to be issued upon exercise of such stock options, any shares held directly by him, and any shares held by TCM VI and the TCV VI Funds except to the extent of his pecuniary interest therein.

(2) Information regarding J.P. Morgan Partners (23A), L.P. was obtained from a Schedule 13G filed by J.P. Morgan Partners (23A), L.P. with the SEC. Consists of 800,000 shares of Common Stock and 371,408 shares of Common Stock issuable upon conversion of shares of non-voting common stock that are presently convertible. Excludes 853,909 shares of non-voting common stock, because the terms of the non-voting common stock contain a limitation on acquiring shares of Common Stock if the conversion would result in the holder beneficially owning more than 9.99% of our outstanding Common Stock. In total, 1,225,317 shares of non-voting common stock are owned by the holder. The general partner of J.P. Morgan Partners (23A), L.P. is J.P. Morgan Partners (23A Manager), Inc., an indirect wholly-owned subsidiary of JPMorgan Chase & Co. The principal business address of J.P. Morgan Partners (23A), L.P. is 270 Park Avenue, New York, NY 10017.

(3) Information regarding LabMorgan Corporation was obtained from a Schedule 13G filed by LabMorgan Corporation with the SEC. Consists of 2,033,410 shares of Common Stock and an aggregate of 371,408 shares of Common Stock issuable upon conversion of shares of non-voting common stock that are presently convertible. Excludes 988,929 shares of non-voting common stock because the terms of the non-voting common stock contain a limitation on acquiring shares of Common Stock if the conversion would result in the holder beneficially owning more than 9.99% of our outstanding Common Stock. In total, 1,360,337 shares of non-voting common stock are owned by the holder. LabMorgan Corporation is a direct wholly-owned subsidiary of JPMorgan Chase & Co. The principal business address of LabMorgan Corporation is 270 Park Avenue, New York, NY 10017.

(4) Information regarding Burgandy Asset Management Ltd. was obtained from a Schedule 13G filed by Burgandy Asset Management Ltd. with the SEC. The principal business address of Burgandy Asset Management Ltd. is 181 Bay Street, Suite 4510, Toronto, Ontario M5J 2T3.

(5) Information regarding Royce & Associates, LLC was obtained from a Schedule 13G filed by Royce & Associates, LLC with the SEC. The principal business address of Royce & Associates, LLC is 1414 Avenue of the Americas, New York, NY 10019.

(6) Information regarding Kornitzer Capital Management, Inc. was obtained from a Schedule 13G filed by Kornitzer Capital Management, Inc. with the SEC. The principal business address of Kornitzer Capital Management, Inc. is 5420 West 61st Place, Shawnee Mission, KS 66205.

(7) Information regarding Barclays Global Investors, NA was obtained from a Schedule 13G filed by Barclays Global Investors, NA with the SEC. Barclays Global Investors NA and Barclays Global Fund Advisors hold shares in trust accounts for the economic benefit of the beneficiaries of those accounts. The principal business address of Barclays Global Investors NA is 400 Howard Street, San Francisco, CA 94105.

(8) Information regarding Keeley Asset Management Corp. was obtained from a Schedule 13G filed by Keeley Asset Management Corp. with the SEC. The principal business address of Keeley Asset Management Corp. is 401 South LaSalle Street, Chicago, IL 60605.

(9) Consists of (i) 796,784 shares of Common Stock owned by Mr. McVey individually; (ii) 346,115 shares of unvested restricted stock; (iii) 1,348,441 shares of Common Stock issuable pursuant to stock options granted to Mr. McVey that are or become exercisable within 60 days; and (iv) 495,154 shares of Common Stock owned of record by a trust for the benefit of Mr. McVey and his family members. Does not include 241,333 shares of Common Stock issuable pursuant to stock options or 48,848 performance shares that are not exercisable within 60 days.

(10) Consists of (i) 4,612 shares of Common Stock held individually; (ii) 2,113 shares of unvested restricted stock; and (iii) 6,725 shares of Common Stock issuable pursuant to stock options that are or become exercisable within 60 days.

(11) Consists of (i) 14,612 shares of Common Stock held individually; (ii) 2,113 shares of unvested restricted stock; and (iii) 26,725 shares of Common Stock issuable pursuant to stock options that are or become exercisable within 60 days.

(12) Consists of (i) 19,612 shares of Common Stock held individually; (ii) 2,113 shares of unvested restricted stock; and (iii) 21,725 shares of Common Stock issuable pursuant to stock options that are or become exercisable within 60 days.

(13) Does not include shares of Common Stock and other MarketAxess securities held by J.P. Morgan Partners (23A SBIC), L.P. or LabMorgan Corporation, each of which is a direct wholly-owned subsidiary of JPMorgan Chase & Co. Mr. Hernandez disclaims beneficial ownership of such shares.

(14) Consists of (i) 17,319 shares of Common Stock held by Mr. Markowitz individually; (ii) 2,113 shares of unvested restricted stock held by Mr. Markowitz; (iii) 35,059 shares of Common Stock issuable pursuant to stock options granted to Mr. Markowitz that are or become exercisable within 60 days; and (iv) 6,807 shares of Common Stock held by Mr. Markowitz in joint tenancy with his spouse.

(15) Consists of (i) 97,291 shares of Common Stock held individually; (ii) 176,774 shares of unvested restricted stock; and (iii) 238,334 shares of Common Stock issuable pursuant to stock options that are or become exercisable within 60 days. Does not include 576,666 shares of Common Stock issuable pursuant to stock options or 23,798 performance shares that are not exercisable within 60 days.

(16) Consists of (i) 14,612 shares of Common Stock held individually; (ii) 2,113 shares of unvested restricted stock; and (iii) 35,059 shares of Common Stock issuable pursuant to stock options that are or become exercisable within 60 days.

(17) Consists of (i) 102,884 shares of Common Stock held in joint tenancy with his spouse; (ii) 32,718 shares of unvested restricted stock; and (iii) 170,168 shares of Common Stock issuable pursuant to stock options that are or become exercisable within 60 days. Does not include 18,307 shares of Common Stock issuable pursuant to stock options or 5,636 performance shares that are not exercisable within 60 days.

(18) Consists of (i) 32,548 shares of Common Stock held in joint tenancy with his spouse; (ii) 85,705 shares of unvested restricted stock; and (iii) 257,265 shares of Common Stock issuable pursuant to stock options that are or become exercisable within 60 days. Does not include 38,585 shares of Common Stock issuable pursuant to stock options or 16,283 performance shares that are not exercisable within 60 days.

(19) Consists of (i) 1,633,571 shares of Common Stock; (ii) 658,216 shares of unvested restricted stock; (iii) 2,197,176 shares of Common Stock issuable pursuant to stock options that are or become exercisable within 60 days, (iv) 700,000 shares of Common Stock issuable pursuant to warrants that are currently exercisable and (v) 3,500,000 shares of Common Stock issuable upon the conversion of 35,000 shares of Series B Preferred Stock. Does not include 674,891 shares of Common Stock issuable pursuant to stock options or 94,565 performance shares that are not exercisable within 60 days.

EXECUTIVE OFFICERS

Set forth below is information concerning our executive officers as of April 7, 2009.

Name	Age	Position
Richard M. McVey	49	Chief Executive Officer and Chairman of the Board of Directors
T. Kelley Millet	49	President
James N.B. Rucker	52	Chief Financial Officer
Nicholas Themelis	45	Chief Information Officer

Richard M. McVey has been Chief Executive Officer and Chairman of our Board of Directors since our inception. See *Proposal 1 — Election of Directors — Director information* for a discussion of Mr. McVey's business experience.

T. Kelley Millet has been President since September 2006. See *Proposal 1 — Election of Directors — Director information* for a discussion of Mr. Millet's business experience.

James N.B. Rucker has been Chief Financial Officer since June 2004. From our formation in April 2000 through June 2004, Mr. Rucker was Head of Finance and Operations, with responsibility for finance and certain client and dealer services. From January 1995 to April 2000, Mr. Rucker was Vice President and Head of International Fixed Income Operations at Chase Manhattan Bank, where he was responsible for the settlement of international securities and loan, option and structured trades. He also was a Director of the Emerging Markets Clearing Corporation from 1999 to 2000. Mr. Rucker received a B.S. in Economics and Politics from Bristol University, England.

Nicholas Themelis has been Chief Information Officer since March 2005. From June 2004 through February 2005, Mr. Themelis was Head of Technology and Product Delivery. From March 2004 to June 2004, Mr. Themelis was Head of Product Delivery. Prior to joining us, Mr. Themelis was a Principal at Promontory Group, an investment and advisory firm focused on the financial services sector, from November 2003 to March 2004. From March 2001 to August 2003, Mr. Themelis was a Managing Director, Chief Information Officer for North America and Global Head of Fixed Income Technology at Barclays Capital. From March 2000 to March 2001, Mr. Themelis was the Chief Technology Officer and a member of the board of directors of AuthentiDate Holdings Corp., a start-up focused on developing leading-edge content and encryption technology. Prior to his tenure at AuthentiDate, Mr. Themelis spent nine years with Lehman Brothers, ultimately as Senior Vice President and Global Head of the E-Commerce Technology Group.

COMPENSATION DISCUSSION AND ANALYSIS

Overview of compensation objectives and strategy for our Named Executive Officers

The compensation program for our Chief Executive Officer ("*CEO*"), Mr. McVey, our Chief Financial Officer ("*CFO*"), Mr. Rucker, and our two other executive officers who were serving as executive officers at the end of fiscal year 2008, our President, Mr. Millet, and our Chief Information Officer ("*CIO*"), Mr. Themelis (the named executive officers or "*NEOs*"), is designed to attract and retain the caliber of executives needed to ensure our continued growth and profitability. The primary objectives of the program are to:

- create long-term value for our stockholders;
- align personal performance and decision-making with stockholder value creation;
- reward our NEOs for their individual performance and their contribution to our overall financial performance;
- support our long-term growth objectives;
- encourage high potential individuals with significant and unique market experience to build a career at the Company;
- provide rewards that are competitive with organizations that compete for similarly skilled executives; and
- provide rewards that are cost-efficient and equitable to our NEOs and stockholders alike.

We are a hybrid company whose NEOs must combine an expertise of the fixed-income securities market with the knowledge and ability to create, implement and deliver technology-driven market solutions. Further, as we are a small firm with little overhead in support positions and maintain a relatively flat organization, our NEOs must have the ability and desire to manage tactical details, they are expected to effectively communicate to and lead broad teams of employees across all levels of the organization and they must be able to think strategically and broadly. We have discovered that our business is particularly demanding on senior executives and those who can flourish in this environment are not easily found due to the unique and distinct competencies that are required for success. Accordingly, because of the challenges presented by the current market conditions and the potential impact of these market conditions on our ongoing operating results, and despite what may be more limited employment opportunities due to the downturn in the financial services industry, the Compensation Committee believes that our ability to retain our current high-performing team of seasoned NEOs to manage our business is critical to the Company's success.

The compensation programs for our NEOs are administered by the Compensation Committee of the Board of Directors. Working with management and our independent outside compensation advisors, the Compensation Committee has developed and continually reviews and revises a compensation and benefits strategy that rewards performance and behaviors to reinforce a culture that will drive our Company's long-term success.

We have a formal semi-annual planning and goal-setting process that is fully integrated into the compensation program, creating alignment between individual efforts, our results, and the financial awards that are realized by our NEOs as well as our general employee population.

In addition, the NEOs and other senior managers meet regularly in order to update corporate goals and initiatives based on corporate performance, changes in market conditions and potential emerging market opportunities. Individual strategic goals and objectives will change as a result of new or changed corporate initiatives.

To reflect the hybrid nature of our Company, our compensation structure has traditionally fused the high leverage cash model typical of the financial services industry (where base salaries are a smaller percentage of total cash income and annual incentives may easily exceed 100% of base salary) with the high risk/high reward equity model, characteristic of the technology industry that relies heavily on the use of equity-based awards. In addition to our base pay and annual incentive opportunities, we seek to promote a long-term commitment to the Company from our NEOs, as we believe that there is great value to the Company from the continuity that results in maintaining the same team of seasoned managers. Our team-focused culture and management processes are designed to foster this commitment. To support these objectives, long-term incentives for our NEOs have traditionally been granted as equity incentives, predominantly in the form of stock options and restricted stock. In addition, fiscal year 2008 was the first year that we granted our NEOs equity incentives in the form of performance shares.

The value realized from the equity incentive awards is dependent upon our performance and growth in our stock price. The vesting schedules and performance goals attached to these equity awards reinforce this long-term, performance-based orientation.

Role of the Compensation Committee

General

The Compensation Committee establishes our compensation policies, provides guidance for the implementation of those policies and determines the amounts and elements of compensation for our NEOs. The Compensation Committee's function is more fully described in its charter, which has been approved by our Board of Directors. The charter is available for viewing or download on our corporate website at www.marketaxess.com under the *Investor Relations-Corporate Governance* caption.

The Board of Directors has determined that each member of the Compensation Committee is an "independent director" in accordance with NASDAQ listing standards, a "non-employee director" under the applicable SEC rules and regulations and an "outside director" under the applicable tax rules.

The Compensation Committee consults with the compensation consultant when considering decisions concerning the compensation of the CEO. When considering decisions concerning the compensation of our NEOs other than the CEO, the Compensation Committee generally seeks the recommendations of both the CEO and the compensation consultant. All compensation decisions for our NEOs are ultimately made in the Compensation Committee's sole discretion.

No NEO has a role in determining or recommending compensation for outside directors.

Use of Outside Advisors

In making its determinations with respect to compensation of our NEOs, the Compensation Committee retains the services of an independent outside compensation consultant. Through May 2008, the Compensation Committee had retained the services of Pearl Meyer & Partners ("*PM&P*"). The Compensation Committee's primary contact at PM&P left that firm in March 2008 and shortly thereafter joined Grahall Partners, LLC ("*Grahall*"). Effective in June 2008, the Compensation Committee ended its retention of PM&P and retained Grahall so that it could continue to receive the guidance of its lead consultant. Both Grahall and PM&P were retained directly by, and report directly to, the Compensation Committee.

With respect to 2008 compensation for our NEOs, the Compensation Committee retained PM&P to review and benchmark competitive market pay levels. In addition, PM&P assisted in the preparation of the Compensation Discussion and Analysis included in the proxy statement for our 2008 Annual Meeting of Stockholders and at the Compensation Committee's request commenced an analysis in relation to potential revisions to our peer group (as discussed in "*Pay Levels and Benchmarking*" below). In 2008, Grahall provided consulting services to the Compensation Committee with respect to compensation for, and the retention of, our NEOs and also completed the peer group review that was commenced by PM&P. In addition, Grahall provided the Board of Directors with recommendations for cash and equity compensation for our Non-Employee Directors.

The Compensation Committee annually reviews competitive compensation data, recent compensation trends, and any other relevant market data prepared by the compensation consultant.

The Compensation Committee has the authority to retain, terminate and set the terms of the relationship with any outside advisors who assist the Compensation Committee in carrying out its responsibilities.

Pay Levels and Benchmarking

We seek to provide competitive compensation that is commensurate with performance. The compensation consultant works with our CEO and other managers of the Company to gather pertinent Company information, including but not limited to employee and officer listings, corporate financial performance, and the budget for the expensing of equity grants. The compensation consultant independently researches the performance and pay philosophy of our peer group and benchmarks executive and management positions using applicable survey data. The compensation consultant presents to the Compensation Committee the recommended compensation ranges for Total Direct Compensation ("*TDC*"), being comprised of base salary, cash bonus and long term equity incentives, for all of our NEOs. Corporate financial performance (year-over-year growth), individual performance, completion of corporate strategic goals, and the ability to incur the suggested compensation expenses factor heavily into the Compensation Committee's decision of where to position the executives in relation to the benchmark data and in relation to each other. Additionally, retention concerns are considered when making pay decisions.

At the end of 2007 for fiscal year 2008, we benchmarked our NEO base salaries with a peer group of financial technology companies. This was supplemented, as appropriate, with other pertinent survey data provided by several different applicable survey sources, including surveys conducted by McLagan Partners, Watson Wyatt and PM&P. As discussed below, we have not increased the base salaries of our NEOs since 2006. At the end of 2008 for fiscal year 2009, Grahall reviewed each NEO's benchmark data for variable compensation (both cash and equity) and developed an appropriate range of TDC for each individual that was presented to the Compensation Committee. Grahall used our peer group of financial technology companies and, as applicable, survey data from McLagan Partners, Mercer and CHiPS. The TDC range for each NEO was determined based on a number of factors, including: the NEO's role, responsibilities and expertise; the pay level for peers within the Company and in the market for similar positions; the level of competition that exists within the market for a given position; individual performance; and contribution to corporate financial performance, including the development and achievement of our long-term strategic goals and the enhancement of our franchise value. The Compensation Committee also considered the general economic climate and indications of pay levels from their colleagues in the financial services and technology industries.

After consideration of the foregoing data and the internal relationships within the group of NEOs at the Company, corporate financial performance, general individual performance of the individual's duties and responsibilities and the need to attract, motivate and retain an experienced and effective management team, the Compensation Committee determined the TDC levels for each NEO within the appropriate range. The Compensation Committee then determined which portion of the TDC for each NEO should consist of base salary, annual cash incentives and long-term equity incentive awards.

Given the Company's unique position in its industry, we believe the benchmark data is extremely important in guiding the Compensation Committee in determining relevant pay levels and pay mix (the allocation of total pay among the different elements). The Compensation Committee uses the competitive data to help strike a favorable balance among cost management, wealth creation opportunity and retention, without creating undesirable and unnecessary incentives for executives to take risks that might inappropriately place the stockholders' investment at risk.

We generally target our NEOs' individual target total compensation level to be around the median of the market data for accomplishment of target performance. However, as discussed below, the base salary for each NEO is below market median.

The Compensation Committee assesses "competitive market" compensation using a number of sources. As mentioned above, one of the data sources used in setting competitive market levels for the NEOs is the information publicly disclosed by a "peer group" of financial technology companies (listed below), the composition of which is reviewed annually with the compensation consultant. While these companies may differ from us in terms of exact size and revenues, they are the closest matches available to us in terms of a comparable business model.

In 2008, the Compensation Committee updated our peer group by making the following changes: we replaced eSpeed with BGC Partners after the merger of those two companies; we removed International Securities Exchange after its acquisition by Deutsche Boerse (as public information regarding this company's pay levels and practices will no longer be available); and we no longer use TD Ameritrade, as that organization currently has substantially higher revenues and franchise value (as measured by market capitalization) than ours. The firms that were removed from the peer group were replaced by GFI Group Inc. and Intercontinental Exchange, Inc., as these firms' annual revenues are more in line with ours than firms such as TD Ameritrade. However, while TD Ameritrade is no longer included as a peer for purposes of determining pay levels for our NEOs, the Compensation Committee continued to consider TD Ameritrade's pay practices for purposes of providing reference points for how pay is delivered by competitors in our industry.

Our peer group of companies in the financial services technology marketplace currently includes:

- BGC Partners, Inc. (successor)
- GFI Group Inc. (new)
- Intercontinental Exchange, Inc. (new)
- Investment Technology Group, Inc.
- Knight Capital Group, Inc.
- Labranche & Co., Inc.
- Options Xpress Holdings, Inc.
- SWS Group, Inc.
- Tradestation Group, Inc.

As our business model is unique — we are the only publicly-traded company whose core business is providing a multi-dealer electronic trading platform for credit products for client-to-dealer trading — this peer group data is supplemented and blended with data from different compensation surveys. These surveys are selected based on their relevance to the specific position being evaluated.

In addition, the Compensation Committee also applies other factors in determining the level of incentive pay for our NEOs. For example, if the Company's ratio of compensation expense to gross revenues is greater than that of other companies in our peer group, the Compensation Committee may choose to reduce the amount of the annual incentive opportunity for our NEOs accordingly. The Compensation Committee believes this approach is typical in the financial services industry, and this comparison provides an additional data point regarding how our ratio of aggregate compensation expense as a proportion of overall expense compares to our own internal guidelines as well as the industry in which we compete. Since the NEOs' incentive payments are a part of the aggregate compensation expense, the Compensation Committee may reduce the NEOs' incentives in order to reduce this ratio or to allow for additional incentive payments to the non-NEO employee population.

As noted above, notwithstanding our overall pay positioning objectives, pay opportunities for specific individuals vary based on a number of factors, such as scope of duties, tenure, institutional knowledge, individual performance, market conditions and the ability to retain the NEO, and/or the difficulty in recruiting a new executive who has the skill set required to be successful with the Company. Actual total compensation in a given year will vary above or below the target compensation levels based on the attainment of corporate strategic and operating goals, individual performance, the creation of stockholder value and competitive threats.

Details of the Company's compensation structure for our NEOs

Pay Elements — Overview

We utilize four main components of compensation for our NEOs:

- base salary that reflects the particular individual's role and responsibilities, experience, expertise and individual performance;
- annual variable cash performance awards that are designed to reward attainment of annual corporate financial goals and individual performance, and that allow cash compensation to fluctuate upwards or downwards, as appropriate, with individual and corporate performance;
- long-term incentives, which in 2008 consisted of grants of restricted stock and performance shares; and

- benefits and perquisites, offered to all employees, including healthcare benefits, life insurance and retirement savings plans; and disability plans in the U.S.

In addition to the foregoing elements, we have entered into employment agreements with the CEO and the President that provide for certain payments and benefits in the event of certain terminations of their employment or a change in control of the Company. See "*Executive Compensation — Potential termination or change in control payments and benefits*" for additional detail on potential payments under specific events of termination or upon a change of control.

Pay Elements — Details

Base Salary

The Company does not automatically increase base salary each year. Rather, the Compensation Committee reviews all components of remuneration and decides which, if any, elements of compensation should be adjusted or paid based on corporate and individual performance results and competitive benchmark data. This approach is in line with the Company's intention of offering compensation that is highly correlated with each executive's individual responsibilities and performance and with corporate financial performance.

The Compensation Committee performed its annual review of base salaries in 2007 and determined not to make any upwards adjustments in the base salaries for our NEOs for 2008. This reflects the Company's recognition of the challenging operating conditions in the current credit markets and the potential impact of these market conditions on our on-going operating results. It is also consistent with our compensation policy to carefully manage fixed expense. The Compensation Committee has also determined that the base salaries of our NEOs will not be increased for 2009.

Prior to 2007, the base salary for our NEOs was historically positioned at or above the median salary of the benchmarked data. However, as we have not adjusted NEO base salary since January 2006 and as the benchmark data has increased over time, our NEOs' base salaries are now generally lower than the applicable median base pay levels suggested by the benchmark data. We believe this offers the Company improved cost control, as lower base salaries permit us to manage fixed compensation costs, reduce benefits costs and emphasize variable pay, so that our compensation is more fully aligned with performance outcomes. Accordingly, the Compensation Committee believes that keeping base salaries constant is an effective method to reinforce our pay-for-performance philosophy.

Annual Variable Performance Awards Payable in Cash

Section 162(m) of the Code generally prohibits any publicly-held corporation from taking a Federal income tax deduction for compensation paid in excess of $1 million in any taxable year to the CEO and any other executive officer (other than the CFO) employed on the last day of the taxable year whose compensation is required to be disclosed to stockholders under SEC rules, unless the plan and awards pursuant to which any portion of the compensation is paid meet certain requirements.

To ensure the tax deductibility of any performance-based cash compensation awarded to the NEOs (other than our CFO) in 2008, the Compensation Committee adopted the 2008 Code Section 162(m) Performance Incentive Program (the "*2008 162(m) Incentive Program*") which was approved by stockholders at the 2008 Annual Meeting. The 2008 162(m) Incentive Program was structured in a manner intended to qualify any performance-based cash compensation awarded to the NEOs (other than our CFO) as "performance-based compensation" eligible for deductibility under Code Section 162(m).

In 2008, the Company's aggregate bonus pool accrual for all employees (in which our CFO participated) (the "*Employee Bonus Pool*") was equal to a minimum guaranteed accrual of $3,000,000 (the "*Minimum Accrual*") plus 30% of the Company's 2008 pre-tax operating income before cash bonus expense (the "*Variable Accrual*"). This accrual methodology differed from the methodology used in 2007. The 2007 minimum accrual was $5,000,000 and the 2007 variable accrual rate was 25.1%. It was determined that the Minimum Accrual, which is guaranteed and not performance-based, should be lower and the Variable Accrual should be higher so that a higher percentage of the bonus accrual would be performance-based. By having a higher Variable Accrual and a lower Minimum Accrual, the bonus accrual would be lower if the Company does not meet its target performance goals and higher if the Company exceeds those targets. The mix was determined to create a fair balance between (a) the goal of creating appropriate annual performance incentives in order to retain and reward high performers and (b) expense management where any incremental cash bonus expense is only borne by the Company if financial performance is exceeded.

The bonus pool accrual under the 2008 162(m) Incentive Program (in which our NEOs other than our CFO participated) was equal to 32.5% of the Variable Accrual (the "*NEO Bonus Pool*"). There was no minimum guaranteed accrual under the 2008 162(m) Incentive Program. The NEOs who participated in the 2008 162(m) Incentive Program were not eligible to receive any portion of the Minimum Accrual or any portion of the remaining 67.5% of the Variable Accrual. This formula had two objectives: to align employee bonuses with operating income, which correlates to earnings per share, and to use the operating leverage of our business to motivate employees. The percentages for the Employee Bonus Pool were determined by the Compensation Committee at the beginning of the year based on our target financial plan and the aggregate median of competitive cash bonus levels. The percentage for the NEO Bonus Pool was determined by the Compensation Committee based on the aggregate median benchmark data for the NEOs.

The maximum amount that could be earned from the NEO Bonus Pool by the NEOs who participated in the 2008 162(m) Incentive Program was established as a percentage of the NEO Bonus Pool and was determined based on the NEO's role, responsibilities, and expertise; comparable pay levels for peers within the Company, and in other companies for similar positions; the level of competition that exists within the market for a given position; and the NEO's ability to contribute to our financial performance and/or realization of our on-going strategic initiatives. The percentage of the NEO Bonus Pool that could be earned by Messrs. McVey and Millet was 35% each and the percentage for Mr. Themelis was 30%. Any amount of the NEO bonus not paid to the NEOs reverted to the general funds of the Company and the Employee Bonus Pool was increased by such amount.

In 2008, we did not set individual financial performance goals for the NEOs for achievement of incentive compensation, and there were no specific quantitative individual-level financial goals used to determine compensation. However, the Compensation Committee is apprised of the overall individual performance for each of the NEOs except the CEO, who reports to and is assessed by the full Board, and considers individual performance when determining where to position each NEO along the compensation data continuum that is developed for each position as part of its benchmarking exercise.

The actual level of cash bonus awards for each of the NEOs was determined in the context of our financial performance in 2008, each officer's individual strategic and qualitative accomplishments (as discussed below), comparative market data and all other components of the NEO's TDC. At the conclusion of the 2008 performance period, the Compensation Committee determined the actual amount to be paid to each NEO and exercised its discretion to pay each executive an amount that was lower than the maximum amount permitted. A further discussion regarding the Compensation Committee's use of negative discretion appears below.

The CEO, President and CIO comprise the three individuals who participated in the Company's 2008 162(m) Incentive Program, and are the participants under the MarketAxess Holdings Inc. 2009 Code Section 162(m) Executive Performance Incentive Plan (the "*2009 Incentive Plan*") (as discussed below) for the 2009 performance period. To determine participants in the 2008 162(m) Incentive Program and the 2009 Incentive Plan, the Company relied on Notice 2007-49 issued by the Internal Revenue Service ("*IRS*"), which provides that the "covered employee" group for tax years ending on or after December 15, 2006 consists only of the principal executive officer of the Company (the "*PEO*") (which, in the case of the Company, is the Company's CEO) and the three most highly compensated officers for the tax year other than the PEO and the principal financial officer of the Company (the "*PFO*") (which is our CFO). The PFO, therefore, is no longer a "covered employee" for purposes of determining compliance with Section 162(m) of the Internal Revenue Code and thus our CFO has not been included as a participant in either the 2008 162(m) Incentive Program or the 2009 Incentive Plan. Besides the CEO and CFO, the Company has only two other NEOs: Mr. Millet (our President) and Mr. Themelis (our CIO). Despite his exclusion from the 2008 162(m) Incentive Program and the 2009 Incentive Plan, our CFO's incentive opportunities and actual bonus pay determinations remain subject to the Compensation Committee's discretion.

The table below shows the actual payout amounts for each of the NEOs who participated in the 2008 162(m) Incentive Program in relation to the maximum they were allowed to receive from the NEO Bonus Pool. While $1.95 million was accrued under the funding formula for the NEO Bonus Pool, the Compensation Committee reduced these potential payouts to an aggregate of $1.45 million. A detailed discussion of the actual bonus payments awarded to each NEO, including the CFO, appears later in this section.

	Financial Results	% Allocated for 162(m) Purposes	Maximum Bonus Pool Allocated for 162(m) Purposes
	(In thousands)		(In thousands)
Revenues	$93,085		
Expenses	$80,251		
Operating Income (before taxes)	$12,834		
Minimum Accrual	$ 3,000		
Variable Accrual	$ 6,000	32.5%	$1,950
Employee Bonus Pool	$ 9,000		

Limitations by Officer	Maximum Percentage	Maximum Amount	Actual Bonus Paid
		(In thousands)	(In thousands)
CEO	35%	$683	$ 500
President	35%	$683	$ 450
CIO	30%	$585	$ 500
Total Paid			$1,450

Beginning with the 2009 performance year, the Board of Directors adopted the 2009 Incentive Plan, which remains subject to stockholder approval at the 2009 Annual Meeting. The 2009 Incentive Plan is structured in a manner that is intended to meet the requirements of Code Section 162(m) in order to preserve our ability to take compensation expense deductions for annual cash bonuses that qualify as performance-based compensation. For 2009, the Compensation Committee has adopted a program under the 2009 Incentive Plan for our NEOs (other than our CFO) that is identical to the 2008 162(m) Incentive Program, except that the 2009 NEO Bonus Pool will be funded based on 32.5% of a variable accrual of 27% of the Company's 2008 pre-tax operating income before cash bonus expense, as opposed to a variable accrual of 30% in 2008. Please see "Proposal 3" of this Proxy Statement for more information regarding the 2009 Incentive Plan and the 2009 NEO Bonus Pool.

In addition, in 2009 the Board of Directors adopted the 2009 Employee Performance Incentive Plan (the "*Employee Plan*") in which our CFO participates. The Employee Plan is not subject to stockholder approval and is substantially similar to the 2009 Incentive Plan except that awards granted under the Employee Plan are not intended to, and will not, comply with the "performance-based" compensation exception under Section 162(m) of the Code. The employee bonus pool for 2009 was implemented under the Employee Plan.

In light of the current global economic downturn and our understanding of current cash bonus trends, for 2009 the Compensation Committee decided to lower the Minimum Accrual to $2,000,000 (from $3,000,000 in 2008) and the Variable Accrual to 27% (from 30% in 2008).

We believe the decrease in the cash bonus accrual is appropriate given the market uncertainty, and we believe that NEOs will be motivated to adopt a long-term perspective that aligns with their equity holdings. A detailed discussion regarding equity holdings appears in the "*Pay Mix*" section below. While the portion of the Variable Accrual that is allocated to the NEOs subject to the 2009 Incentive Plan (32.5%) has not changed, the Compensation Committee intends to continue to review the NEO incentive compensation program design for future years.

The maximum percentage of the NEO Bonus Pool that may be earned by an NEO also remains subject to the discretion of the Compensation Committee to reduce the amount allocated to an individual NEO on an annual basis. The Compensation Committee believes that the allocation of bonus pools among our NEOs for

2008 was appropriate, and for 2009 is appropriate, based upon the individual and aggregate data it has reviewed.

The achievement of year-over-year pre-tax operating income growth is moderately difficult to achieve, especially in the context of the current unprecedented turmoil in the credit markets, and requires revenue growth and prudent expense management. While we managed our expenses well in 2008, we did not achieve our targeted revenue growth in our core business, and therefore we did not achieve the year-over-year growth in operating income that we believed was possible. As such, the 2008 Employee Bonus Pool, and consequently the 2008 NEO Bonus Pool, was significantly lower than 2007 accrual levels. Specifically, the Employee Bonus Pool for 2008 was $9 million as compared to $13.4 million in 2007 (a 33% decrease). The Employee Bonus Pool for 2008 did not include the bonus obligations assumed by the Company in conjunction with its acquisition of Greenline Financial Technologies, Inc. ("*Greenline*") in March 2008. Prior to our acquisition, Greenline, now a wholly-owned subsidiary of our wholly-owned subsidiary MarketAxess Technologies Inc., had established its own bonus pool and accruals were continued throughout 2008 separately from the Employee Bonus Pool. In 2009, Greenline will continue to maintain a bonus pool that will accrue separately from the Company's 2009 Employee Bonus Pool. No employees of Greenline are currently NEOs nor is it anticipated that any employee of Greenline will become an NEO.

For the 2008 fiscal year, the Compensation Committee had to balance our 2008 operating results, which were directly and negatively impacted by the unprecedented dislocation of the financial credit markets, with the accomplishment of our corporate and individual strategic goals and initiatives. In addition, the Compensation Committee focused on retention of the executive management team as continuity in leadership is critical during this difficult time and this team is well-suited to lead the Company through the financial crisis.

A summary of cash bonuses awarded to the NEOs for 2007 and 2008, and the relationship between the NEOs' cash bonus growth and stockholder value measured as earnings per share ("*EPS*"), is as follows:

Financial Results	**2007 actual**	**2008 Actual**	**Year-over-Year Percentage Change**
Operating Income (in thousands)	$17,251	$12,834	−26%
EPS	$ 0.30	$ 0.22	−27%
Bonus Payments (In thousands)			
CEO	$ 800	$ 500	−38%
President	$ 800	$ 450	−44%
CFO	$ 275	$ 225	−18%
CIO	$ 700	$ 500	−29%

As the above chart illustrates, and consistent with the Compensation Committee's intention, the decrease in the percentage change of cash bonus payments for the NEOs for 2008 was generally greater than the percentage reduction in the Company's 2008 earnings when compared to 2007. With the exception of the CFO, our NEOs have the most influence of any of our employees over growing the revenues and profits of the Company. Revenues in our core business decreased as a result of the turbulent market conditions; however, the increased revenue from our technology services business and our acquisition of Greenline off-set this revenue decline so that year-over-year revenues were essentially flat ($93.1 million in 2008 vs. $93.6 million in 2007). Despite cutting expenses in our core business, expenses increased 5% overall, largely as a result of the Greenline acquisition. As such, without revenue growth, profits decreased, and the Compensation Committee exercised its discretion so that the cash performance bonuses of the NEOs, other than the CFO, were reduced accordingly. In the CFO's case, while his cash bonus was reduced year-over-year, it was not reduced to the same extent as the bonuses paid to the other NEOs, as the Compensation Committee felt that the CFO's performance is not linked to revenue generation and wanted to recognize the CFO's role in achieving significant cost reductions in a difficult operating environment.

In determining the CEO's cash bonus for 2008, the Compensation Committee primarily focused on corporate financial performance. While operating income, and as a result EPS, decreased from 2007, we were able to maintain revenues and strong free cash flow. In addition, the Compensation Committee factored in qualitative achievements, such as implementation of the Company's strategic initiatives. In 2008, the CEO was credited with the following achievements:

- Increasing our trading network by expanding the dealer market making community and maintaining a strong fixed income institutional client base;
- Negotiating and closing a $35 million preferred share transaction with Technology Crossover Ventures and adding Robert Trudeau to the Board of Directors;
- Adding innovative technology solutions such as Market Lists to address liquidity gaps in secondary credit markets;
- Retention of senior management team and top performers;
- Attracting and retaining a strong base of long-term shareholders;
- Successfully managing through elevated business risks including dealer consolidation and failures, investment portfolio risk and declining dealer capital for market-making; and
- Successful collaboration with the Board of Directors on the acquisition of Greenline, the preferred share transaction, adoption of a stockholder rights plan and identification and implementation of strategies for business expansion.

In determining the President's cash bonus, the Compensation Committee and CEO focused primarily on corporate financial performance. In addition to the financial successes outlined above, the President was credited with the following accomplishments:

- Leading a focused effort to increase institutional client inquiries on the system;
- Improving the firm's fee capture per million primarily through the North American regional dealer expansion and the development of execution services for institutional clients;
- Spearheading the acquisition of Greenline and co-heading the assessment, due diligence and integration of Greenline into our existing business;
- Successfully managing the on-boarding of 20 new dealer market-makers to the trading system;
- Retaining a valuable base of large dealer clients and revenues during a tumultuous period in the financial community; and
- Building momentum in additional product areas, most notably high-yield corporate bonds.

In determining the cash bonus compensation for the CFO, the Compensation Committee and CEO focused on corporate financial performance, which includes the metrics noted above as well as an increase in the free cash flow/net income multiple to 3.0 in 2008 from 2.3 in 2007. In addition, the CFO was credited with:

- Leading the financial due diligence for the Greenline acquisition;
- Leadership of the Company's Risk Management and Credit Committees;
- Addition of direct responsibility for the Company's Investor Relations function; and
- Managing our compliance with the requirements of the Sarbanes-Oxley Act of 2002 and all other regulatory reporting requirements.

In addition to contributing to the financial performance of the Company through the revenues attributed to our technology services business and prudent expense management, our CIO was credited with:

- Building on our reputation of trading system stability, user-friendliness, and client responsiveness;

- Co-heading the assessment, due diligence and assimilation of Greenline in order to expand our product and service offerings within our technology services business. Success of this business is a part our ongoing strategy of diversifying our revenue streams; and
- Prudent expense management in the (a) ongoing consolidation of technology staff, (b) implementation of other technical efficiencies and (c) successful integration of the Greenline and Trade West Systems acquisitions into our technology framework.

The Compensation Committee also reviewed each NEO's market benchmark data and then determined where, within the appropriate range, each NEO should be positioned. The role, responsibilities, individual contributions, and expertise of each NEO were considered in determining pay positioning relative to the benchmark data.

Finally, as stated above, retention and continuity of leadership also factored into the compensation decisions for all NEOs.

Long-term Incentives — Equity-based Awards

The Company and the Compensation Committee believe that equity-based awards are an important factor in aligning the long-term financial interest of our NEOs and our stockholders. As such, on October 24, 2007, our Board adopted stock ownership guidelines for our executive officers that currently require our NEOs to own not less than a number of shares of Common Stock equal to or greater than the value set forth beside their names below, which equates to three times the CEO's base salary and two times the base salary of the other NEOs as calculated on the effective date of the policy:

CEO	$1,200,000
President	$ 600,000
CFO	$ 400,000
CIO	$ 400,000

Currently, all NEOs are in compliance with these guidelines and must remain in compliance throughout the NEO's employment with the Company. Newly-appointed executives will be subject to the same guidelines and will be required to be in compliance within five years of commencement of service. Importantly, under our ownership guidelines, only shares of Common Stock owned outright in any form, including shares purchased and held personally and vested restricted shares, count toward the minimum ownership requirement. All stock options, irrespective of whether they are vested or in the money, are specifically excluded, as are any unvested restricted shares. Compliance with the stock ownership guidelines is reviewed by the Compensation Committee on an annual basis.

Equity awards to our NEOs are determined in the same manner as cash bonuses: the budget for equity-related expenses, corporate financial performance, group and individual performance, benchmark data and retention requirements are factors in determining the equity award. Additionally, total planned cash compensation vs. benchmark data is considered when determining the size and type of equity grant.

The Compensation Committee uses the Black-Scholes option pricing model to value stock options and option expense in determining the financial impact of equity awards on the Company.

For performance year 2008, after having reduced the cash bonus amounts for the NEOs due to corporate financial performance, the Compensation Committee used equity as a retention and long-term reward tool. By doing so, the Compensation Committee was able to balance short-term repercussions (*i.e.*, a reduction in 2008 cash incentives due to lower 2008 corporate financial performance) with long-term motivation and incentives. Specifically, due to the vesting periods attached to the equity, retention increases because a NEO only profits if he continues his employment with the Company, and value is derived from the award only if the NEO is able to produce long-term profits for the Company. In addition, these rewards are tied to stockholder returns as the NEO only profits from the equity when stockholders profit from the Company's financial performance.

The Compensation Committee evaluates the use of equity-based awards and intends to continue to use such awards as part of designing and administering the Company's compensation program. Our NEOs have been granted stock options, restricted stock and performance shares (in 2008, as discussed below). Awards are generally granted to our NEOs at the time of hire and then annually at the end of each fiscal year for corporate, unit and individual performance.

Since 2006, our equity award policy has been to grant all year-end equity awards on January 15th of the following year (or the preceding business day if January 15th is not a business day). This insures that the timing of any option grants and the setting of the exercise price, which is the closing price per share of our Common Stock on the NASDAQ Stock Market on the date of grant, will not be arbitrary or subject to manipulation. However, the restricted stock awarded to the NEOs in January 2009 was actually granted on January 22, 2009, as the Compensation Committee had delayed the award so that it could evaluate certain tax issues regarding the potential issuance of the shares as restricted stock units, which could permit executives the opportunity to defer portions of their stock awards to a date later than the originally scheduled vesting date. After completing its review, the Compensation Committee determined that due to restrictions on the timing of deferral elections and certain other tax law requirements, the participants would not have sufficient flexibility in deferring income (which was the original intent) upon vesting of restricted stock units and opted to continue its practice of granting restricted stock without any deferral features. This delay in the grant date had no impact on the size of the grant or the value of the award, as the size and value were determined on January 15, 2009, consistent with our policy.

The expected value of the year-end equity award to each NEO is approved by the Compensation Committee prior to grant and is part of the process in determining TDC for each NEO. The actual grant amount (*i.e.*, number of shares or options) is approved by the Compensation Committee on or before the grant date. Grants to new executive officers are made on the date of hire and are approved by the Compensation Committee prior to hire.

In connection with commencement of his employment in 2006, our President received an incentive stock option award and a restricted stock award. A portion of the options vest in equal annual installments over a five-year period beginning on October 1, 2007. Additional options were subject to the achievement of certain performance metrics in calendar years 2007 and 2008. The performance metrics for these options, which were considered by the Compensation Committee to be "stretch" goals, were not satisfied, and therefore all of the options subject to both 2007 and 2008 performance were forfeited. The restricted stock award vests in equal annual installments over a five-year period beginning on October 1, 2007. As discussed elsewhere in this Proxy Statement, certain portions of the stock option award and the restricted stock award may also vest upon certain terminations of the President's employment.

Beginning in 2008, the Compensation Committee also utilized performance shares in order to tie the long-term equity component of compensation more closely to stockholder returns. Specifically, the Compensation Committee implemented the use of performance shares to:

- replace some value of "guaranteed" restricted stock awards with a variable pay instrument that aligns with financial performance;
- manage stockholder dilution by using less shares than similar value stock option grants; and
- provide a balance between stock option upside and retention/downside protection of restricted stock.

The performance shares were structured in a manner intended to qualify as "performance-based compensation" eligible for deductibility under Code Section 162(m).

The Compensation Committee has approved two forms of performance share award agreements. One form is for use in connection with grants of performance share awards to the CEO and the President, and a second form is for use in connection with grants of performance share awards to all other performance award recipients, including our other NEOs. Each performance share award agreement provides for the grant of a target number of performance shares that will vest or be forfeited based on the level of our achievement, during the applicable performance period, of a level of pre-tax operating income per share of our Common Stock before payment of (a) cash bonuses for performance during the performance period and (b) expenses incurred in connection with the grant of all performance share awards for the performance period.

For each performance share earned, a participant will receive one share of restricted stock. Any restricted stock awarded to a participant will vest and become freely tradable in equal 50% installments on each of the second and third anniversaries of the grant date of the applicable performance share award. Certain portions of the performance shares or the restricted stock may also vest upon certain terminations of a participant's employment, or after the occurrence of a qualifying change in control.

In connection with their 2007 performance, in January 2008 the Compensation Committee approved grants for an aggregate of 122,120 performance shares to our NEOs for the 2008 performance period. As the performance target for 2008 was not achieved, all such performance shares expired and were unvested at the conclusion of 2008.

In January 2009 the NEOs were granted performance shares with respect to the 2009 performance period. These grants are 20% of the aggregate equity grant value granted to each NEO in January 2009 (the remaining percentage was granted as described below). The target performance metric under these awards is the Company's achievement during 2009 of pre-tax operating income of $0.43 per share of the Company's Common Stock before payment of (a) cash bonuses for performance during 2009 and (b) expenses incurred in connection with the grant of all performance share awards for performance in 2009, based on the Board-approved 2009 financial plan of the Company. The actual amount that may be earned is based on the level of our achievement of the performance goal during 2009, as follows:

Achievement (percentage of target pre-tax operating income)	Less than 80%	Minimum 80%	Target 100%	Maximum 120% or more
Payout (percentage of shares)	0%	50%	100%	150%

Payout results are interpolated on a straight-line basis between 80% and 120% achievement of performance goals, and maximum payouts are capped at 150% of target. If the minimum percentage is not achieved, no portion of the performance share awards will be earned by the executives.

Set forth below is the target number of performance shares that may be awarded to our NEOs (*i.e.*, the number of performance shares that would be earned based upon achievement of 100% of the performance goal) and their value as of the date of grant:

	Performance Shares at 100% Achievement	**Value of Performance Shares at 100% Achievement as of Date of Grant**
CEO	48,848	$387,853
President	23,798	$188,956
CFO	5,636	$ 44,750
CIO	16,283	$129,287

For the remaining 80% of the equity award grants made to the NEOs in January 2009, the NEOs were given the choice under the Company's "Flex Grant" program to choose between the following two alternatives: (1) a 50%/50% split between options and restricted stock or (2) 100% in restricted stock. The trade-off of restricted stock to stock options was determined at an appropriate level at which the accounting expense charged to the Company was unaffected by the executive's reward selection. The ratio of restricted stock to stock options granted was one to 1.6.

The "Flex Grant" program was implemented by the Compensation Committee to permit executives to have appropriate input into the composition of their reward structure, within appropriate limits designated by the Company. This equity program recognizes the unavoidable individual risk preferences that exist among executives and permits the Company to deliver more individualized awards with greater perceived value to the individual recipients without incurring additional actual expense or accounting cost to the Company.

The "Flex Grant" program gives the Compensation Committee the ability to control the alternatives made available to executives based on any criteria the Compensation Committee deems appropriate. In 2008, the Compensation Committee required that at least 50% of each NEO's equity award (excluding performance shares) be designated in restricted stock because the Compensation Committee wanted to increase the retentive nature of the NEOs' current equity holdings. This is in part due to the fact that a significant portion of stock option awards from previous years is currently significantly "underwater," meaning the options have strike prices well above the Company's current share price, and thus provide little if any real retention of our NEOs.

By requiring NEOs to receive at least 50% of their 2009 equity grant (after the 20% allocation to performance shares) in restricted stock, the Compensation Committee believes their compensation is tied closely and appropriately to stockholder returns. In addition, the Compensation Committee believes that restricted stock promotes a long-term outlook on success vs. stock options, which recent research suggests may promote excessive risk-taking in search of potential short-term results at the expense of long-term price appreciation. Accordingly, the Compensation Committee seeks to balance the equity held by our NEOs. In 2009, all of the NEOs elected 100% of their equity award in restricted stock (after the allocation of performance shares) with time-based vesting of three years.

Further details on the 2008 year-end equity grants made in January 2009 and a discussion of TDC are included in the *Pay Mix* section below.

The Compensation Committee will continue to evaluate the mix of performance shares, restricted stock, stock options and other stock-based awards to align rewards for personal performance with stockholder value creation.

Pay Mix

For performance year 2008, the variable compensation portion of our NEOs' TDC was no less than 80%, except for the CFO, whose variable compensation was just below 70% of his TDC. The slightly lower percentage of variable compensation for our CFO is a function of his variable cash and incentive equity value being lower than that of the other NEOs. Therefore, on a percentage basis, his base, or fixed compensation, makes up a higher percentage of his TDC. His lower variable compensation is in line with market data for the CFO position. A summary of 2008 payments (comprised of 2008 base salary, 2008 year-end cash bonus and January 2009 equity grants for performance year 2008), with the percentages that are variable and fixed, is as follows:

	Fixed Compensation		Variable Compensation					
					Equity Value			
	Base	% of TDC	Cash Bonus	% of TDC	Performance Shares(1)	Restricted Stock(1)	Equity as a % of TDC	TDC
CEO	$400,000	15%	$500,000	19%	$387,853	$1,414,233	67%	$2,702,086
President	$300,000	18%	$450,000	28%	$188,956	$ 688,986	54%	$1,627,942
CFO	$200,000	32%	$225,000	36%	$ 44,750	$ 163,183	33%	$ 632,933
CIO	$200,000	15%	$500,000	38%	$129,287	$ 471,414	46%	$1,300,701

(1) Restricted stock vests over three years. Performance shares settle one year after grant, and vest over the following two years.

As stated in the section above titled *Annual Variable Performance Awards Payable in Cash*, the Compensation Committee considered the financial performance of the Company during a difficult market environment that existed during 2008, individual contributions of each NEO (listed above) and retention concerns in making a determination as to the size of the equity grant and in targeting each NEO's TDC. The guidance for TDC was based on the benchmark data obtained from our peer group and other compensation surveys (see *Pay Levels and Benchmarking* above). The data selected for each NEO was individualized based on the NEO's position, role within the organization, scope of responsibilities and relative size of the Company. After adding the annualized value of previous multi-year grants, the CEO's and President's TDC fell above the benchmark median, but below the 75th percentile, and their TDCs dropped 21% and 20%, respectively, from 2007 levels. The TDCs for the CFO and CIO were generally at the benchmark median, and declined 21% and 15%, respectively, from 2007 levels.

As a significant portion of each NEO's compensation is awarded in equity and our NEOs are subject to stock ownership guidelines, we believe the NEOs are motivated to align personal performance and decision-making with stockholder value creation, and they are motivated to improve the financial results for the Company on a long-term basis. As such, and given the current market environment, we believe that the change in the 2009 cash bonus accrual methodology (*i.e.*, lower Minimum Accrual and lower Variable Accrual) is not a detriment to our NEOs and that it will not result in unnecessary short-term risk taking.

Other Benefits

We provide our NEOs with the same benefits offered to all other employees. The cost of these benefits constitutes a small percentage of each NEO's total compensation. In the U.S., key benefits include paid vacation; premiums paid for life insurance and short-term and long-term disability policies; a matching contribution to the NEO's 401(k) plan; and the payment of 80% of the NEO's healthcare premiums. We review these other benefits and perquisites on an annual basis and make adjustments as warranted based on competitive practices and our performance.

Risk Mitigation

We do not believe that the performance-based nature of our NEO compensation encourages excessive risk-taking by our NEOs that would potentially threaten the economic viability of the Company. Each component of performance-based compensation is subject to a cap on cash or the number of shares delivered. The performance criteria are designed to focus on performance metrics that deliver value to our stockholders and that focus on the health of our business. Further, as noted above, we have instituted stock ownership guidelines that require our NEOs to maintain a substantial ownership interest in the Company, further aligning their interests with those of our other stockholders while mitigating the chance of excessive risk-taking.

Compensation Committee Discretion

The Compensation Committee retains the discretion to decrease or eliminate all forms of incentive payouts based on its performance assessment, whether individual or Company-based. Likewise, the Compensation Committee retains the discretion to provide additional payouts and/or consider special awards for significant achievements, including but not limited to achieving superior operating results, strategic accomplishments and/or consummation of partnerships, acquisitions or divestitures.

Severance and change in control arrangements

In hiring and retaining executive level talent, the Compensation Committee believes that providing the executive with a level of security in the event of an involuntary termination of employment or in the event of a change in control is an important and competitive part of the executive's compensation package. We have entered into employment agreements with our CEO and President that provide for severance payments and benefits in the event of certain terminations of their employment. In addition, the terms of our equity grant award agreements with our CEO and President provide for accelerated vesting of their equity awards in the event of certain terminations of their employment or upon a change in control of the Company. The other NEOs are entitled to severance payments and benefits in the event of certain terminations of their employment under the MarketAxess Severance Pay Plan. Please see "*Executive Compensation — Potential termination or change in control payments and benefits*" below, for information regarding these payments and benefits.

Impact of Tax and Accounting

As a general matter, the Compensation Committee reviews and considers the tax and accounting implications of using the various forms of compensation employed by the Company.

When determining the size of grants to our NEOs and other employees under the Company's stock incentive plans, the Compensation Committee examines the accounting cost associated with the grants. Under FAS 123R, grants of stock options, restricted stock, performance shares and other share-based payments result in an accounting charge for the Company. The accounting charge is equal to the fair value of the instruments being issued. For restricted stock and performance shares, the cost is equal to the fair value of the stock on the date of grant times the number of shares or units granted. For stock options, the cost is equal to the fair value determined using an option pricing model. This expense is amortized over the requisite service or performance period.

Code Section 162(m) generally prohibits any publicly-held corporation from taking a Federal income tax deduction for compensation paid in excess of $1 million in any taxable year to the chief executive officer and any other executive officer (other than the chief financial officer) employed on the last day of the taxable year whose compensation is required to be disclosed to stockholders under SEC rules. Exceptions include qualified performance-based compensation, among other things. It is the Compensation Committee's policy to maximize the effectiveness of our executive compensation plans in this regard. Nonetheless, the Compensation Committee retains the discretion to grant awards (such as restricted stock with time-based vesting) that will not comply with the performance-based exception of 162(m) if it is deemed in the best interest of the Company to do so.

Notwithstanding anything to the contrary set forth in any of our previous or future filings under the Securities Act of 1933 or the Securities Exchange Act of 1934 that might incorporate this Proxy Statement or future filings with the SEC, in whole or in part, the following report shall not be deemed to be "soliciting material" or "filed" with the SEC and shall not be deemed to be incorporated by reference into any such filing.

REPORT OF THE COMPENSATION COMMITTEE OF THE BOARD OF DIRECTORS

The Compensation Committee has reviewed and discussed with management the Compensation Discussion and Analysis to be included in this Proxy Statement. Based on the reviews and discussions referred to above, the Compensation Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this Proxy Statement.

Submitted by the Compensation Committee of the Board of Directors:

John Steinhardt — Chair
Roger Burkhardt
Robert W. Trudeau

EXECUTIVE COMPENSATION

Summary compensation table

The following table sets forth all compensation received during the last fiscal year by (i) our Chief Executive Officer, (ii) our Chief Financial Officer and (iii) our two other executive officers who were serving as executive officers at the end of the last fiscal year. These executives are referred to as our "named executive officers" elsewhere in this Proxy Statement.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)(1)	Option Awards ($)(1)	Non-Equity Incentive Plan Compensation ($)	All Other Compensation ($)(2)	Total ($)
Richard M. McVey	2008	400,000	—	1,140,393	755,098	500,000	2,500	2,797,991
Chief Executive Officer	2007	400,000	800,000	1,140,120	313,049	—	4,000	2,657,169
	2006	400,000	500,000	1,139,859	83,709	—	1,500	2,125,068
T. Kelley Millet	2008	300,000	—	307,709	668,076	450,000	2,500	1,728,286
President	2007	300,000	800,000	307,291	388,190	—	4,000	1,799,481
	2006	90,961(3)	200,000	102,470	340,838	—	7,500	741,766
James N.B. Rucker	2008	200,000	225,000	81,419	115,866	—	2,500	624,785
Chief Financial Officer	2007	200,000	275,000	56,766	113,254	—	4,000	649,020
	2006	200,000	200,000	56,927	83,945	—	1,500	542,372
Nicholas Themelis	2008	200,000	—	188,672	262,770	500,000	2,500	1,153,942
Chief Information Officer	2007	200,000	700,000	141,367	266,730	—	4,000	1,312,097
	2006	200,000	475,000	98,256	223,303	—	1,500	998,059

(1) The amounts reported reflect the dollar amount recognized for financial statement reporting purposes for the fiscal years ended December 31, 2008, 2007 and 2006, in accordance with FAS 123R, of awards of restricted stock or stock options and thus include amounts from awards granted in and prior to 2008, without regard to the estimated forfeiture related to service-based vesting conditions. Assumptions used in the calculation of this amount are included in footnote 12 to the Company's audited financial statements for the fiscal year ended December 31, 2008, included in the Company's Annual Report on Form 10-K filed with the SEC on March 3, 2009. These amounts reflect the Company's accounting expense for these awards and do not correspond to the actual amounts, if any, that will be recognized by the named executive officers.

(2) These benefits represent employer matching contributions to the Company's defined contribution plan and, in the case of Mr. Millet, reimbursement for legal fees in 2006.

(3) Mr. Millet's employment commenced in September 2006. His annualized base salary for 2006 was $300,000.

Grants of plan-based awards

The following table summarizes the grants of restricted stock and option awards we made to the named executive officers in 2008 as well as future payouts pursuant to certain performance-based equity compensation arrangements. There can be no assurance that the Grant Date Fair Value of Stock and Option Awards will ever be realized.

Name	Grant Date	Approval Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards(1) Target ($)	Estimated Future Payouts Under Equity Incentive Plan Awards(2) Threshold (#)	Target (#)	Maximum (#)	All Other Stock Awards: Number of Shares of Stock or Units (#)(3)	All Other Option Awards: Number of Securities Underlying Options (#)(4)	Exercise or Base Price of Option Awards ($/Sh)(5)	Grant Date Fair Value of Stock and Option Awards ($)(6)
Richard M. McVey	6/05/2008	6/05/2008	950,000	—	—	—	—	—	—	—
	1/15/2008	1/15/2008	—	34,300	68,600	102,900	—	—	—	749,798
	1/15/2008	1/15/2008	—	—	—	—	—	287,000	10.93	1,433,651
T. Kelley Millet	6/05/2008	6/05/2008	950,000	—	—	—	—	—	—	—
	1/15/2008	1/15/2008	—	13,700	27,400	41,100	—	—	—	299,482
	1/15/2008	1/15/2008	—	—	—	—	—	115,000	10.93	574,460
James N.B. Rucker	1/15/2008	1/15/2008	—	4,460	8,920	13,380	—	—	—	97,496
	1/15/2008	1/15/2008	—	—	—	—	7,000	—	—	76,510
	1/15/2008	1/15/2008	—	—	—	—	—	18,650	10.93	93,162
Nicholas Themelis	6/05/2008	6/05/2008	831,000	—	—	—	—	—	—	—
	1/15/2008	1/15/2008	—	8,600	17,200	25,800	—	—	—	187,996
	1/15/2008	1/15/2008	—	—	—	—	13,500	—	—	147,555
	1/15/2008	1/15/2008	—	—	—	—	—	35,850	10.93	179,082

(1) Represents the grant of an award pursuant to the MarketAxess Holdings Inc. 2008 Code Section 162(m) Performance Incentive Program (the *"2008 Incentive Program"*), which was adopted by the Compensation Committee on March 28, 2008 and approved by the stockholders of the Company at the 2008 annual meeting of stockholders on June 5, 2008. As such awards do not have a threshold or maximum payout, the amounts disclosed in the table reflect the amounts that would have been payable to Messrs. McVey, Millet and Themelis if the 2008 Incentive Program had been in effect during 2007.

(2) Reflects the number of performance shares that would vest based on the level of achievement by the Company of pre-tax operating income for the 2008 calendar year performance period. For each performance share earned, a participant would be awarded an equal number of shares of restricted stock that would vest and cease to be restricted stock in equal 50% installments on each of the second and third anniversaries of the date of grant of the applicable performance share award. The Company failed to meet the pre-tax operating income per share target for 2008 and, accordingly, all of the performance share awards were forfeited.

(3) Restricted stock awards vest in three equal annual installments beginning on the first anniversary date of the grant.

(4) Stock option awards vest in three equal annual installments beginning on the first anniversary of the grant.

(5) The exercise price for stock options granted was equal to the closing price of the Company's Common Stock on the date of grant.

(6) The value of a restricted stock or stock option award is based on the fair value as of the grant date of such award determined pursuant to FAS 123R, and disregards estimates of forfeitures related to service-based vesting conditions. The proceeds to be paid to the individual following an exercise do not include the option exercise price, and the exercise price of option awards has not been deducted from the amounts indicated above. Regardless of the value placed on a stock option award on the grant date, the actual value of the stock option will depend on the market value of Common Stock at such date in the future when the stock option is exercised.

Outstanding equity awards at fiscal year end

The following table summarizes unexercised stock options, performance-based stock options with performance conditions that have not yet been satisfied and shares of restricted stock that have not vested and related information for each of our named executive officers as of December 31, 2008. The market value of restricted stock awards is based on the closing price of the Company's Common Stock on December 31, 2008 of $8.16.

	Option Awards				Stock Awards	
Name	Number of Securities Underlying Unexercised Options (#) Exercisable(1)	Number of Securities Underlying Unexercised Options (#) Unexercisable(1)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)(2)	Market Value of Shares or Units of Stock That Have Not Vested ($)
Richard M. McVey	127,774	—	2.70	4/15/2012	255,000	2,080,800
	1,000,000	—	2.70	2/7/2013		
	25,000	—	15.60	1/6/2015		
	50,000	100,000	12.96	1/12/2017		
	—	287,000	10.93	1/15/2018		
T. Kelley Millet	200,000	300,000	10.25	9/13/2016	90,000	734,400
	—	115,000	10.93	1/15/2018		
James N.B. Rucker	61,117	—	3.60	6/15/2011	19,000	155,040
	374	—	2.70	3/31/2012		
	8,334	—	2.70	12/30/2012		
	25,000	—	13.95	1/2/2014		
	25,000	—	15.60	1/6/2015		
	19,456	544	11.18	1/9/2016		
	19,140	10,860	12.96	1/12/2017		
	—	18,650	10.93	1/15/2018		
Nicholas Themelis	100,000	—	13.95	2/25/2014	42,166	344,075
	40,000	—	15.60	1/6/2015		
	43,776	1,224	11.18	1/9/2016		
	47,850	27,150	12.96	1/12/2017		
	—	35,850	10.93	1/15/2018		

(1) For options granted prior to 2008, one-third of the options vest on the first anniversary of the grant date and the balance vests in 24 equal monthly installments thereafter. Options granted in 2008 vest in three equal annual installments. The options granted to Mr. Millet in 2006 vest in five equal annual installments. Stock options will vest and become exercisable in the event of certain terminations of employment or upon a change in control of the Company. See "*Executive Compensation — Potential termination or change in control payments and benefits*" for additional information.

(2) Each share of restricted stock represents one share of the Company's Common Stock that is subject to forfeiture if the applicable vesting requirements are not met. Shares of restricted stock granted prior to 2007 vest in five equal annual installments commencing on the first anniversary of the date of grant. Shares of restricted stock granted in 2007 and 2008 vest in three equal annual installments commencing on the first anniversary of the date of grant. Shares of restricted stock will vest in the event of certain terminations of employment or upon a change in control of the Company. See "*Executive Compensation — Potential termination or change in control payments and benefits*" for additional information.

Option exercises and stock vested

The following table summarizes each exercise of stock options, each vesting of restricted stock and related information for each of our named executive officers on an aggregated basis during 2008.

Name	Option Awards		Stock Awards	
	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)(1)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)(2)
Richard M. McVey	—	—	87,000	828,849
T. Kelley Millet	—	—	30,000	216,510
James N.B. Rucker	35,176	69,763	4,500	42,871
Nicholas Themelis	—	—	11,334	118,981

(1) Value realized represents the market value on the date of exercise in excess of the exercise price.

(2) Value realized represents the market value on the date of vesting.

Employment agreements and severance arrangements with our named executive officers

Richard M. McVey Employment Agreement

In May 2004, we entered into an employment agreement with Richard M. McVey. The employment agreement provides that Mr. McVey will be employed by us as President, Chief Executive Officer and Chairman of the Board of Directors, and his employment may be terminated by him or by us at any time. Mr. McVey's annual base salary under the agreement is $300,000 per year, which amount was increased in 2006 to $400,000. Mr. McVey is also eligible to receive an annual bonus in accordance with the Company's annual performance incentive plan as in effect from time to time and is entitled to participate in all benefit plans and programs available to our other senior executives, at a level commensurate with his position. In connection with the hiring of Mr. Millet, Mr. McVey agreed to waive his right to serve as President of the Company.

Mr. McVey's employment agreement provides for severance payments and benefits if his employment is terminated under various conditions. See "*Executive Compensation — potential termination or change in control payments and benefits*" below for a description of such payments and benefits.

For the purposes of Mr. McVey's agreements, "Cause" generally means his:

- willful misconduct or gross negligence in the performance of his duties;
- conviction of, or plea of guilty or *nolo contendere* to, a crime relating to us or any of our affiliates or any felony; or
- material breach of his employment agreement or any other material written agreement with us.

For purposes of Mr. McVey's employment agreement, "Good Reason" generally means:

- his no longer holding the title of President and Chief Executive Officer, or the failure of the Board to nominate him as a director or, once elected to the Board, the failure of the Board to elect him as Chairman;
- a material diminution in his duties, authorities or responsibilities (other than as a result of his ceasing to be a director) or the assignment of duties or responsibilities materially adversely inconsistent with his then position;
- our material breach of his employment agreement;
- a relocation of his principal place of business of more than 50 miles; or
- our failure to obtain a reasonably satisfactory written agreement from any successor to all or substantially all of our assets to assume and agree to perform our obligations under his employment agreement.

Mr. McVey elected not to exercise his right to resign for Good Reason for no longer holding the title of President in connection with Mr. Millet's appointment as President.

For the purposes of Mr. McVey's agreements, "Change in Control" generally means:

- an acquisition representing 50% or more of the combined voting power of our then outstanding securities;
- a change in the majority of the members of our Board during any two-year period, unless such members are approved by two-thirds of the Board members who were members at the beginning of such period or members whose nominations were so approved;
- our merger or consolidation, other than (a) a transaction resulting in our voting securities outstanding immediately prior thereto continuing to represent more than 50% of the combined voting power of our voting securities or such surviving entity immediately after such transaction or (b) a transaction effected to implement a recapitalization (or similar transaction) in which no person acquires more than 50% of the combined voting power of our then outstanding securities; or
- our stockholders' approval of a plan of complete liquidation or the consummation of the sale or disposition of all or substantially all of our assets other than (a) the sale or disposition of all or substantially all of our assets to a beneficial owner of 50% or more of the combined voting power of our outstanding voting securities at the time of the sale or (b) pursuant to a spinoff type transaction of such assets to our stockholders.

T. Kelley Millet Employment Agreement

In September 2006, T. Kelley Millet commenced employment with us pursuant to an employment agreement entered into in August 2006. The agreement provides that Mr. Millet will be employed by us as President, and his employment may be terminated by him or by us at any time. Mr. Millet's base salary under the agreement is $300,000 per year. Mr. Millet is also eligible to receive an annual bonus in accordance with the 2004 Annual Performance Plan. He is also entitled to participate in all benefit plans and programs available to our other senior executives, at a level commensurate with his position.

Mr. Millet's employment agreement provides for severance payments and benefits if his employment is terminated under various conditions. See "*Executive Compensation — potential termination or change in control payments and benefits*" below for a description of such payments and benefits.

For the purposes of Mr. Millet's agreement, "Cause" and "Change in Control" have the same meaning as provided above for Mr. McVey.

For purposes of Mr. Millet's agreement, "Good Reason" generally means:

- any reduction in his title;
- a material diminution in his duties, authorities or responsibilities or the assignment of duties or responsibilities materially adversely inconsistent with his then position;
- our material breach of his employment agreement;
- a relocation of his principal place of business of more than 50 miles; or
- our failure to obtain a reasonably satisfactory written agreement from any successor to all or substantially all of our assets to assume and agree to perform our obligations under his employment agreement.

Severance Pay Plan

Messrs. Rucker and Themelis do not have employment agreements with us but are entitled to severance payments and benefits under the Company's Severance Pay Plan (the "*Severance Plan*") in the event their employment is terminated by us for any reason other than a termination for Cause. The Severance Plan provides for up to 24 weeks of continued base salary and continued healthcare coverage based on the number of years of an employee's consecutive service with us prior to termination. On September 22, 2008, the Severance Plan was amended to include an additional bonus payments for any employee whose employment terminates between September 22, 2008 and January 15, 2009, equal to 50% of the employee's 2007 year-end bonus, prorated for the number of full calendar months (rounded up for service of at least one-half month) worked in calendar year 2008.

"Cause" is generally defined in the Severance Plan as (i) an employee's act or omission resulting or intended to result in personal gain at our expense; (ii) an employee's misconduct; (iii) performance of duties by an employee in a manner we deem to be materially unsatisfactory; (iv) "cause" (or words of like import) as defined in an agreement between us and the employee; or (v) an employee's improper disclosure of proprietary or confidential information or trade secrets, or intellectual property that we are under a duty to protect.

As of December 31, 2008, Mr. Rucker had completed eight years of consecutive service with us and Mr. Themelis had completed four years of consecutive service with us. Had we terminated them without Cause on December 31, 2008, they would have been entitled to 24 and 16 weeks of continued base salary and continued healthcare coverage, respectively.

Proprietary Information and Non-Competition Agreements

Each of the named executive officers has entered into, and is subject to the terms of, a Proprietary Information and Non-Competition Agreement with us that contains, among other things, (i) certain provisions prohibiting disclosure of our confidential information without our prior written consent, (ii) certain non-competition provisions that restrict their engaging in certain activities that are competitive with us during their employment and for one year thereafter, and (iii) certain non-solicitation provisions that restrict their recruiting, soliciting or hiring our nonclerical employees or consultants, or soliciting any person or entity to terminate, cease, reduce or diminish their relationship with us, during their employment and for two years thereafter.

Loans to executive officers of the Company

Prior to enactment of the Sarbanes-Oxley Act in July 2002, we made two loans to Richard M. McVey, our Chief Executive Officer and Chairman of our Board of Directors. We entered into restricted stock purchase agreements with Mr. McVey on June 11, 2001 and July 1, 2001, respectively, in connection with his compensation package. Pursuant to these agreements, we sold an aggregate of 289,581 shares of our Common Stock to Mr. McVey at a purchase price of $3.60 per share. We loaned an aggregate of approximately $1,042,488 to Mr. McVey to finance his purchase of these shares. Mr. McVey executed secured promissory notes with us to document these loans. These promissory notes bear interest at an average rate of 5.69% per annum. The principal and accrued interest on each of these promissory notes is due and payable as follows: (1) 20% of the principal and accrued interest is due on the sixth anniversary of the issuance date; (2) an equal amount is due on each of the seventh, eighth, ninth and tenth anniversaries of the issuance date; and (3) the balance is due on the eleventh anniversary of the issuance date. Mr. McVey may prepay all or any part of any note at any time without paying a premium or penalty. A portion of the promissory notes, representing 80% of the aggregate purchase price, is non-recourse and the remaining portion of the promissory notes, representing 20% of the aggregate purchase price, is full-recourse. As security for his obligations under the promissory notes, Mr. McVey has pledged the 289,581 shares of our Common Stock acquired by him under the restricted stock purchase agreements described above. During 2008, Mr. McVey made principal and interest payments aggregating $293,400.

The loans described in the preceding paragraph were entered into prior to the passage of the Sarbanes-Oxley Act. Because of the prohibitions against certain loans under Section 402 of the Sarbanes-Oxley Act, we will not modify any of these outstanding loans, nor will we enter into new loans with any of our directors or executive officers, other than as permitted by applicable law at the time of the transaction.

Potential termination or change in control payments and benefits

Messrs. McVey and Millet are entitled to certain payments and benefits pursuant to their employment agreements and other agreements entered into between us and them upon a termination of their employment in certain circumstances or in the event of a Change in Control of the Company. Messrs. Rucker and Themelis do not have employment agreements with us but are entitled to severance payments and benefits under the Severance Plan and pursuant to certain equity grants.

The following tables estimate the payments we would be obligated to make to each of our named executive officers as a result of his termination or resignation under the circumstances shown or, in the case of Mr. McVey and Mr. Millet, because of a Change in Control, in each case assuming such event had occurred on December 31, 2008. We have calculated these estimated payments to meet SEC disclosure requirements. The estimated payments are not necessarily indicative of the actual amounts any of our named executive officers would receive in such circumstances. The table excludes (i) compensation amounts accrued through December 31, 2008 that would be paid in the normal course of continued employment, such as accrued but unpaid salary, and (ii) vested account balances under our 401(k) Plan that are generally available to all of our salaried employees. Where applicable, the information in the table uses a price per share for our Common Stock of $8.16, the closing price on December 31, 2008. In addition, where applicable, the amounts reflected for bonuses reflect the actual amounts paid to the named executive officers for 2008, since the hypothetical termination or Change in Control date is the last day of the fiscal year for which the bonus is to be determined.

Certain of the stock options granted to our named executive officers would have become vested under certain circumstances; however, the tables below do not reflect any value for such vesting, as the exercise prices of the stock options held by our named executive officers are greater than the market value of the Common Stock on December 31, 2008 and therefore would not have had any value on December 31, 2008. The performance share award agreements entered into between us and each of our named executive officers in January 2008 provided for vesting of the performance shares under certain circumstances; however, the tables below do not reflect any value for such vesting as the performance metrics for the 2008 performance share grants were not achieved and therefore such shares were forfeited.

Payments and Benefits for Mr. McVey

	Base Salary(1) ($)	Bonus(2) ($)	Health Benefits(3) ($)	Restricted Stock Acceleration(4) ($)	Payment Reduction(5) ($)	Total ($)
Termination Without Cause Outside a Change in Control Protection Period ("CCPP") and prior to a Non-Cash Transaction	400,000	600,000	11,983	550,800	—	1,562,783
Termination Without Cause Outside a CCPP and upon or following a Non-Cash Transaction	400,000	600,000	11,983	1,982,880	—	2,994,863
Termination Without Cause During a CCPP, but prior to a Change in Control	800,000	1,200,000	17,974	550,800	—	2,568,774
Termination Without Cause During a CCPP and upon or following a Change in Control	800,000	1,200,000	17,974	1,982,880		4,000,854
Termination for Good Reason Outside a CCPP	400,000	600,000	11,983	—	—	1,011,983
Termination for Good Reason During a CCPP in connection with a Cash Transaction	800,000	1,200,000	17,974	1,982,880		4,000,854
Termination for Good Reason During a CCPP in connection with a Non-Cash Transaction	800,000	1,200,000	17,974	—	—	2,017,974
Cash Transaction — No Termination	—	—	—	1,982,880	—	1,982,880
Death or disability	400,000	600,000	11,983	1,982,880	—	2,994,863

(1) Mr. McVey's employment agreement provides that (i) if his employment is terminated outside of a Change in Control Protection Period (as defined below) for any reason other than his voluntary resignation without Good Reason or by us for Cause (a "*Non-Change in Control Termination*"), he will receive continued payment of his base salary for 12 months following termination, or (ii) if he resigns for Good Reason or his employment is terminated for any reason other than his resignation without Good Reason, his death or by us for Cause, in any case, within three months prior to, or, within 18 months after, a Change in Control (such period a "*Change in Control Protection Period*" or "*CCPP*" and any such termination a "*Change in Control Termination*"), then he will receive continued payment of his base salary for 24 months following termination.

(2) Mr. McVey's employment agreement provides that in the event of a Non-Change in Control Termination, he will receive an amount equal to his average annual cash bonus for the three years prior to termination (payable in 12 equal monthly installments), or two times such amount in the event of a Change in Control Termination (payable in 24 equal monthly installments).

(3) Mr. McVey's employment agreement provides that we will pay the cost of continuation health coverage for up to 12 months following a Non-Change in Control Termination or for up to 18 months following a Change in Control Termination.

(4) Pursuant to the Restricted Stock Agreement between us and Mr. McVey made as of January 31, 2006:

- all unvested restricted shares will fully vest upon his death or disability;
- subject to the last bullet below, 67,500 shares of restricted stock (or, if less, the entire unvested amount) will fully vest if we terminate his employment without Cause;
- in the event of a Change in Control in which the holders of our Common Stock receive cash (a "*Cash Transaction*"), the portion of the restricted stock that is exchanged for cash will immediately vest prior to the Change in Control; and
- in the event of a Change in Control in which any other consideration is paid (a "*Non-Cash Transaction*"), the portion of the restricted stock that is exchanged for such consideration will immediately vest upon a termination of his employment by us (or any successor) without Cause following such Change in Control.

(5) Mr. McVey's employment agreement provides that if any payments or benefits paid or provided to him would be subject to, or result in, the imposition of the excise tax imposed by Section 4999 of the Internal Revenue Code, then the amount of such payments will be automatically reduced to one dollar less than the amount that subjects such payment to the excise tax, unless he would, on a net after-tax basis, receive less compensation than if the payment were not so reduced.

Payments and Benefits for Mr. Millet

	Base Salary(1) ($)	Bonus(2) ($)	Health Benefits(3) ($)	Restricted Stock Acceleration(4) ($)	Payment Reduction(5) ($)	Total ($)
Termination Without Cause or for Good Reason Outside a CCPP	150,000	625,000	5,991	244,800	—	1,025,791
Termination Without Cause or for Good Reason During a CCPP	150,000	625,000	11,983	734,400	—	1,521,383
Cash or Privatization Transaction — No Termination	—	—	—	734,400	—	734,400
Death/ Disability	150,000	625,000	5,991	734,400	—	1,515,391

(1) Mr. Millet's employment agreement provides that if his employment is terminated for any reason other than his voluntary resignation without Good Reason or by us for Cause, he will receive continued payment of his base salary for six months following termination.

(2) Mr. Millet's employment agreement provides that if his employment is terminated for any reason other than his voluntary resignation without Good Reason or by us for Cause, he will receive an amount equal to his average annual cash bonus for up to three years prior to termination (in either case, payable in 12 equal semi-monthly installments).

(3) Mr. Millet's employment agreement provides that we will pay the cost of continuation health coverage for up to six months following a Non-Change in Control Termination or for up to 12 months following a Change in Control Termination.

(4) Pursuant to the Restricted Stock Agreement between us and Mr. Millet made as of September 13, 2006:

- all unvested restricted shares will fully vest upon his death or disability;
- subject to the last bullet below, 30,000 shares of restricted stock (or, if less, the entire unvested amount) will fully vest if we terminate his employment without Cause or he resigns for Good Reason;
- in the event of a Cash Transaction or a Change in Control following which our Common Stock is no longer publicly traded (a "*Cash or Privatization Transaction*"), then all unvested restricted shares will fully vest immediately prior to the Change in Control; and
- in the event of any other Change in Control, then all unvested shares of restricted stock will vest upon such Change in Control if it occurs during a Change in Control Protection Period

(5) Mr. Millet's employment agreement provides that if any payments or benefits paid or provided to him would be subject to, or result in, the imposition of the excise tax imposed by Section 4999 of the Internal Revenue Code, then the amount of such payments will be automatically reduced to one dollar less than the amount that subjects such payment to the excise tax, unless he would, on a net after-tax basis, receive less compensation than if the payment were not so reduced.

Payments and Benefits for Mr. Rucker

	Base Salary(1) ($)	Bonus(2)	Health Benefits(3) ($)	Restricted Stock Acceleration ($)	Total ($)
Termination Without Cause	92,308	137,500	5,991	—	235,779
Termination Without Cause within 24 months following a Change in Control	92,308	137,500	5,991	57,120(4)	292,919
Death/Disability	—	—	—	28,560(5)	28,560

(1) In accordance with the Severance Plan, Mr. Rucker is entitled to 24 weeks of continued base salary upon a termination of his employment without Cause.

(2) In accordance with the Severance Plan, Mr. Rucker is entitled to an amount equal to 50% of his 2007 bonus upon a termination of his employment without Cause prior to January 15, 2009.

(3) In accordance with the Severance Plan, Mr. Rucker is entitled to 24 weeks of continued healthcare coverage upon a termination of his employment without Cause.

(4) Pursuant to the Restricted Stock Agreement between us and Mr. Rucker made as of January 15, 2008, all unvested shares of restricted stock will fully vest upon a termination of his employment without Cause that occurs within 24 months following a Change in Control (as such terms are defined in the Company's 2004 Stock Incentive Plan).

(5) Pursuant to the Restricted Stock Agreement between us and Mr. Rucker made as of January 15, 2008, 50% of the unvested shares of restricted stock will vest upon his death or disability.

Payments and Benefits for Mr. Themelis

	Base Salary(1) ($)	Bonus(2)	Health Benefits(3) ($)	Restricted Stock Acceleration ($)	Total ($)
Termination Without Cause	61,538	350,000	3,994	—	415,532
Termination Without Cause within 24 months following a Change in Control	61,538	350,000	3,994	110,160(4)	525,692
Death/Disability	—	—	—	55,080(5)	55,080

(1) In accordance with the Severance Plan, Mr. Themelis is entitled to 16 weeks of continued base salary upon a termination of his employment without Cause.

(2) In accordance with the Severance Plan, Mr. Themelis is entitled to an amount equal to 50% of his 2007 bonus upon a termination of his employment without Cause prior to January 15, 2009.

(3) In accordance with the Severance Plan, Mr. Themelis is entitled to 16 weeks of continued healthcare coverage upon a termination of his employment without Cause.

(4) Pursuant to the Restricted Stock Agreement between us and Mr. Themelis made as of January 15, 2008, all unvested shares of restricted stock will fully vest upon a termination of his employment without Cause that occurs within 24 months following a Change in Control (as such terms are defined in the Company's 2004 Stock Incentive Plan).

(5) Pursuant to the Restricted Stock Agreement between us and Mr. Themelis made as of January 15, 2008, 50% of the unvested shares of restricted stock will vest upon his death or disability.

Compensation plans

For information with respect to the securities authorized for issuance under equity compensation plans, please see the section captioned "Equity Compensation Plan Information" in Item 12 of our Annual Report on Form 10-K for the year ended December 31, 2008, which is incorporated herein by reference and has been delivered to you with this Proxy Statement.

Compensation Committee interlocks and insider participation

No member of our Board's Compensation Committee has served as one of our officers or employees at any time. None of our executive officers serves as a member of the compensation committee of any other company that has an executive officer serving as a member of our Board of Directors. None of our executive officers serves as a member of the board of directors of any other company that has an executive officer serving as a member of our Board's Compensation Committee.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Our related parties include our directors, director nominees, executive officers and holders of more than five percent of the outstanding shares of our Common Stock. Set forth in this section is information concerning transactions with our related parties.

Principal stockholder broker-dealer clients

JPMorgan, one of our broker-dealer clients, owns more than five percent of the outstanding shares of our Common Stock. See *Security Ownership of Certain Beneficial Owners and Management.* For the year ended December 31, 2008, $5.9 million, or 6.4% of our total revenues, were generated by JPMorgan.

We have separate agreements with each of our broker-dealer clients, including JPMorgan. These agreements govern each such broker-dealer's access to, and activity on, our electronic trading platform. The term of the agreements is generally three years, with automatic annual renewal thereafter unless notice to terminate is given by a party at least 30 days prior to automatic renewal. Under each agreement, the broker-dealer is granted a worldwide, non-exclusive and non-transferable license to use our electronic trading platform. The broker-dealer agrees to supply us, on a non-exclusive basis, with indicative prices and quantities of a minimum number of fixed-income instruments for our inventory pages. We may only provide the pricing and other content provided by a broker-dealer to those of our institutional investor clients approved by the broker-dealer to receive such content. Additionally, institutional investors must be approved by a broker-dealer before being able to engage in transactions on our platform. These agreements also provide for the fees and expenses to be paid by the broker-dealers for their use of our electronic trading platform.

Indemnification agreements

We have entered into an indemnification agreement with each of our outside directors. The indemnification agreements and our certificate of incorporation and bylaws require us to indemnify our directors and officers to the fullest extent permitted by Delaware law.

Registration rights agreement

JPMorgan, along with certain other holders of our Common Stock, are party to our sixth amended and restated registration rights agreement. Stockholders who are a party to this agreement are provided certain rights to demand registration of shares of Common Stock and to participate in a registration of our Common Stock that we may decide to do, from time to time. Generally, we have agreed to pay all expenses of any registration pursuant to the registration rights agreement, except for underwriters' discounts and commissions.

Robert W. Trudeau

Mr. Trudeau is a member of TCM VI which is the sole general partner of TCV VI and a general partner of TCV MF. Mr. Trudeau and TCM VI share voting and dispositive power with respect to the shares of Series B Preferred Stock, and the shares of Common Stock that the Series B Preferred Stock may be converted into, beneficially owned by the TCV VI Funds. Mr. Trudeau and TCM VI disclaim beneficial ownership of any shares held by the TCV VI Funds except to the extent of their respective pecuniary interests therein. Mr. Trudeau holds options to purchase 4,225 shares of Common Stock, of which 2,113 shares are fully vested and exercisable, and 2,111 shares of Common Stock. Mr. Trudeau has the sole voting and dispositive power over the options, any shares of Common Stock issuable upon the exercise of the options, and the shares of Common Stock held directly by him; however, TCM VI owns 100% of the pecuniary interest in such options, any shares to be issued upon exercise of such options and the shares of Common Stock held directly by Mr. Trudeau. In addition, as more fully discussed under "*Corporate Governance and Board Matters — Director Compensation*," Mr. Trudeau receives an annual retainer for his service as a director.

OTHER MATTERS

Section 16(a) beneficial ownership reporting compliance

The members of our Board of Directors, our executive officers and persons who hold more than 10% of our outstanding Common Stock are subject to the reporting requirements of Section 16(a) of the Securities Exchange Act of 1934, as amended, which requires them to file reports with respect to their ownership of our Common Stock and their transactions in such Common Stock. Based solely upon a review of (i) the copies of Section 16(a) reports that MarketAxess has received from such persons for transactions in our Common Stock and their Common Stock holdings for the 2008 fiscal year and (ii) the written representations of such persons that no annual Form 5 reports were required to be filed by them for the fiscal year, the Company believes that all reporting requirements under Section 16(a) for such fiscal year were met in a timely manner by its directors, executive officers and beneficial owners of more than 10% of its Common Stock, except that Mr. Burkhardt filed one late report that covered transactions on November 21, 2008 with respect to open-market purchases of shares of Common Stock.

Other matters

As of the date of this Proxy Statement, the Company knows of no other matters that will be presented for consideration at the Annual Meeting. If any other matters properly come before the Annual Meeting, it is the intention of the persons named in the enclosed proxy card to vote the shares they represent as such persons deem advisable. Discretionary authority with respect to such other matters is granted by the execution of the enclosed proxy card.

Stockholder proposals for 2010 Annual Meeting

In order to be considered for inclusion in the Company's Proxy Statement and proxy card relating to the 2010 Annual Meeting of Stockholders, any proposal by a stockholder submitted pursuant to Rule 14a-8 of the Securities Exchange Act of 1934, as amended, must be received by the Company at its principal executive offices in New York, New York, on or before January 6, 2010. In addition, under the Company's bylaws, any proposal for consideration at the 2010 Annual Meeting of Stockholders submitted by a stockholder other than pursuant to Rule 14a-8 will be considered timely if it is received by the Secretary of the Company at its principal executive offices between the close of business on December 7, 2009 and the close of business on January 6, 2010 and is otherwise in compliance with the requirements set forth in the Company's bylaws.

Appendix A

MARKETAXESS HOLDINGS INC.
2009 CODE SECTION 162(m)
EXECUTIVE PERFORMANCE INCENTIVE PLAN

1. Purpose

The purpose of the Plan is to attract, retain and motivate key employees by providing performance awards to designated key employees of the Company or its Subsidiaries. The Plan is effective for calendar years of the Company commencing on or after January 1, 2009, subject to approval by the stockholders of the Company in accordance with the laws of the State of Delaware.

2. Definitions

Unless the context otherwise requires, the words which follow shall have the following meaning:

(a) "Board" — shall mean the Board of Directors of the Company.

(b) "Change of Control of the Company" — shall have the meaning set forth in Exhibit A hereto.

(c) "Code" — shall mean the Internal Revenue Code of 1986, as amended and any successor thereto.

(d) "Code Section 162(m)" — shall mean the exception for performance based compensation under Section 162(m) of the Code or any successor section and the Treasury regulations promulgated thereunder.

(e) "Code Section 409A" — shall mean Section 409A of the Code and the regulations and guidance promulgated thereunder.

(f) "Company" — shall mean MarketAxess Holdings Inc. and any successor entity by merger, consolidation or otherwise.

(g) "Committee" — shall mean the Compensation Committee of the Board or such other Committee of the Board that is appointed by the Board to administer the Plan all of whose members shall satisfy the requirements to be "outside directors," as defined under Code Section 162(m).

(h) "Common Stock" — means the common stock, $0.001 par value per share, of the Company.

(i) "Participant" — shall mean an executive employee of the Company or any Subsidiary selected, in accordance with Section 4 hereof, to be eligible to receive a Performance Award in accordance with this Plan.

(j) "Performance Award" — shall mean the amount paid or payable under Sections 6 hereof.

(k) "Performance Goals" — shall mean the objective performance goals, criteria, formulas and standards described in Section 6 hereof.

(l) "Performance Period" — shall mean a period of not less than one Plan Year (as specified by the Committee) over which achievement of the Performance Goals is to be measured.

(m) "Plan" — shall mean the MarketAxess Holdings Inc. 2009 Code Section 162(m) Executive Performance Incentive Plan.

(n) "Plan Year" — shall mean a fiscal year of the Company.

(o) "Pro Rata" — shall mean a portion of a Performance Award based on the number of days worked during a Performance Period as compared to the total number of days in the Performance Period.

(p) "Subsidiary" — shall mean, other than the Company, (i) any corporation in an unbroken chain of corporations beginning with the Company which owns stock possessing fifty percent (50%) or more of the total combined voting power of all classes of stock in one of the other corporations in such chain; (ii) any corporation or trade or business (including, without limitation, a partnership or limited liability company) which is controlled fifty percent (50%) or more (whether by ownership of stock, assets or an equivalent ownership interest or voting interest) by the Company or one of its Subsidiaries; or (iii) any other entity in which the Company or any of its Subsidiaries has a material equity interest and which is designated as a "Subsidiary" by resolution of the Committee.

3. Administration and Interpretation of the Plan

The Plan shall be administered by the Committee. The Committee shall have the exclusive authority and responsibility to: (i) interpret the Plan; (ii) approve the designation of eligible Participants; (iii) set the Performance Goals and the Performance Period for Performance Awards within the Plan guidelines; (iv) determine the timing and form of amounts to be paid out under the Plan and the conditions for payment thereof; (v) certify attainment of Performance Goals and other material terms; (vi) reduce Performance Awards as provided herein; (vii) authorize the payment of all benefits and expenses of the Plan as they become payable under the Plan; (viii) adopt, amend and rescind rules and regulations relating to the Plan; and (ix) make all other determinations and take all other actions necessary or desirable for the Plan's administration, including, without limitation, correcting any defect, supplying any omission or reconciling any inconsistency in the Plan in the manner and to the extent it shall deem necessary to carry the Plan into effect, but only to the extent any such action would be permitted under Code Section 162(m).

Decisions of the Committee shall be made by a majority of its members. All decisions of the Committee on any question concerning the selection of Participants and the interpretation and administration of the Plan shall be final, conclusive and binding upon all parties. The Committee may rely on information, and consider recommendations, provided by the Board or the executive officers of the Company. The Plan is intended to comply with Code Section 162(m), and all provisions contained herein shall be limited, construed and interpreted in a manner to comply therewith.

To the extent permitted by applicable law and not inconsistent with the Certificate of Incorporation and Bylaws of the Company, the Company and its Subsidiaries, as applicable, shall indemnify and hold harmless the Committee against all expense, liability and loss (including legal fees, judgments, fines, taxes and penalties, and amounts paid in settlement) reasonably incurred or suffered in connection with the discharge of their responsibilities with respect to the Plan, except to the extent such actions are taken in bad faith or with willful misconduct; provided that any expense, liability or loss arising due to actions taken in bad faith or with willful misconduct shall not be covered under this indemnity. The Company shall also advance reasonable defense funds to any Committee member having indemnification rights hereunder, subject to an undertaking to repay such funds in the event disinterested members of the Board later determine that indemnity is not due hereunder. Alternatively, in lieu of advancing defense funds, the Company may elect to retain counsel on behalf of such individual(s). This indemnity shall not preclude such further indemnities as may be available under insurance purchased by the Company or its affiliates, or as provided by the Company or its affiliates under any bylaw, agreement, vote of stockholders or directors, or otherwise, as such indemnities are permitted under applicable law. Any amounts paid by the Company under such indemnification, including the advancement of costs and expenses associated with indemnification, shall be paid or advanced only in a manner and to the extent that such amounts are exempt from the application of Code Section 409A in accordance with the provisions of Treasury Regulation 1.409A-1(b)(10) or shall be provided in accordance with Code Section 409A.

4. Eligibility and Participation

(a) For each Performance Period, the Committee shall select the employees of the Company or its Subsidiaries who are to participate in the Plan from among the executive employees of the Company or its Subsidiaries.

(b) No person shall be entitled to any Performance Award under the Plan for a Performance Period unless the individual is an employee of the Company or a Subsidiary designated as a Participant for the Performance Period. The Committee may add to or delete individuals from the list of designated Participants at any time and from time to time, in its sole discretion, subject to any limitations required to comply with Code Section 162(m).

5. Individual Target Award

Subject to Section 6.5, for any Participant the Committee may, in its sole discretion, specify a targeted Performance Award for a Performance Period (each an "Individual Target Award"). An Individual Target Award may be expressed, at the Committee's sole discretion, as a fixed dollar amount, a percentage of the Participant's base pay, as a percentage of a bonus pool funded by a formula as determined by the Committee based on achievement of Performance Goals, or an amount determined pursuant to an objective formula or standard. The Committee's establishment of an Individual Target Award for a Participant for a Performance Period shall not imply or require that the same level or any Individual Target Award be established for the Participant for any subsequent Performance Period or for or any other Participant for that Performance Period or any subsequent Performance Period. At the time the Performance Goals are established (as provided in subsection 6.2 below), the Committee shall prescribe a formula to be used to determine the maximum and minimum percentages (which may be greater or less than one-hundred percent (100%), as applicable) of an Individual Target Award that may be earned or payable based upon the degree of attainment of the Performance Goals during the Performance Period. Notwithstanding anything else herein, unless otherwise specified by the Committee with respect to an Individual Target Award, the Committee may, in its sole discretion, elect to pay a Participant an amount that is less than the Participant's Individual Target Award (or attained percentages thereof) regardless of the degree of attainment of the Performance Goals; provided that, except as otherwise specified by the Committee with respect to an Individual Target Award, no discretion to reduce a Performance Award earned based on achievement of the applicable Performance Goals shall be permitted for any Performance Period in which a Change of Control of the Company occurs, or during such Performance Period with regard to the prior Performance Periods if the Performance Awards for the prior Performance Periods have not been made by the time of the Change of Control of the Company, with regard to individuals who were Participants at the time of the Change of Control of the Company.

6. Performance Award Program

6.1 *Performance Awards.* Subject to the satisfaction of any conditions on payment imposed by the Committee pursuant to this Section 6 and Sections 5 and 7 hereof, each Participant shall be eligible to receive a Performance Award based upon the level of attainment of the objective Performance Goals established for a Performance Period pursuant to Section 6.2. A Performance Award may be a percentage of a Participant's Individual Target Award, if any, for such Performance Period (or, subject to the last sentence of Section 5, such lesser amount as determined by the Committee in its sole discretion) based upon the attainment of the objective Performance Goals established pursuant to subsection 6.2 and any formula or standard established pursuant to Section 5. Except as specifically provided in Sections 5 or 7, no Performance Award shall be made to a Participant for a Performance Period unless the minimum Performance Goals for such Performance Period are attained.

6.2 *Objective Performance Goals, Formulae or Standards.* The Committee in its sole discretion shall establish the objective performance goals, criteria, formulae or standards and the Individual Target Award (if any, and any maximum and minimum percentages thereof in accordance with Section 5) applicable to each Participant or class of Participants for a Performance Period in writing prior to the beginning of such Performance Period or at such later date as permitted under Code Section 162(m) and while the outcome of the Performance Goals are substantially uncertain. Such Performance Goals may incorporate, if and only to the extent permitted under Code Section 162(m), provisions for disregarding (or adjusting for) changes in accounting methods, corporate transactions (including, without limitation, dispositions and acquisitions) and other similar type events or circumstances. To the extent any such provision would create impermissible discretion under Code Section 162(m) or otherwise violate Code Section 162(m) with respect to any Participant who is a "covered employee" as defined under Code Section 162(m), such provision shall be of no force or effect with respect to such Participant. The Performance Goals shall be based on one or more of the following criteria: (i) enterprise value or value creation targets of the Company (or any subsidiary, division or other operational unit of the Company); (ii) after-tax or pre-tax profits or operating income of the Company including without limitation that attributable to continuing and/or other operations of the Company (or in either case a subsidiary, division, or other operational unit of the Company); (iii) cash flow(s) (including either operating or net cash flows) of the Company (or a subsidiary, division, or other operational unit of the Company); (iv) levels of the Company's bank debt or other long-term or short-term public or private debt or other similar financial obligations of the Company (which may be calculated net of cash balances and/or other offsets and adjustments as may be established by the Committee); (v) earnings either in aggregate or on a per share basis, or earnings per share from continuing operations of the Company, or its subsidiary, division or other operational unit; (vi) net sales, revenues, net income or earnings before income tax or other exclusions of the Company (or its subsidiary, division, or other operational unit); (vii) return on any of the following: capital employed, invested capital, assets, or net assets of the Company (or its subsidiary, division or other operational unit); (viii) after-tax or pre-tax return on stockholder equity of the Company (or its subsidiary, division or other operational unit); (ix) total shareholder return, share price, or share price appreciation of the Company's Common Stock; (x) reduction of fixed costs, losses, loss ratios, or expense ratios; (xi) productivity improvements; or (xii) satisfaction of business expansion goals or goals relating to a transaction that results in the sale of all or substantially all of the stock or assets of the Company.

In addition, the Performance Goals may be based upon the attainment of specified levels of Company (or subsidiary, division or other operational unit of the Company) performance under one or more of the measures described above relative to the performance of other corporations. To the extent permitted under Code Section 162(m), but only to the extent permitted under Code Section 162(m) (including, without limitation, compliance with any requirements for stockholder approval), the Committee may: (i) designate additional business criteria on which the Performance Goals may be based, or (ii) adjust, modify or amend the aforementioned business criteria.

6.3 *Gaap.* Except as otherwise provided herein, the measures used in Performance Goals set under the Plan shall be determined in accordance with generally accepted accounting principles ("GAAP") and in a manner consistent with the methods used in the Company's regular reports on Forms 10-K and 10-Q.

6.4 *Deviations from Gaap.* To the extent any objective Performance Goals are expressed using any measures that require deviations from GAAP, such deviations shall be at the discretion of the Committee as exercised at the time the Performance Goals are set.

6.5 *Maximum Performance Award.* The maximum Performance Award payable to a Participant with respect to any one (1) Plan Year in a Performance Period shall not exceed $5,000,000. For any Performance Period of more than one (1) Plan Year the maximum Performance Award limit shall be increased on a pro rata basis.

6.6 *Payment Date; Committee Certification.* Except as set forth is Section 7, Performance Awards will be paid in the calendar year after the calendar year in which the Performance Period in which they are earned is completed, as soon as administratively feasible in such following calendar year but not before the Committee certifies in writing that the Performance Goals specified pursuant to Section 6.2 (except to the extent permitted under Code Section 162(m) and as otherwise provided in Section 7 with regard to death, disability, or Change of Control of the Company) were, in fact, satisfied, except as may otherwise be agreed by a Participant and the Company in a written agreement executed prior to the beginning of the Performance Period to which the Performance Award relates or in accordance with any deferred compensation program, if any, in effect applicable to such Participant. The Committee shall use its reasonable business efforts to make a determination with regard to satisfaction of the Performance Goals within two and one-half (2½) months after the end of each Performance Period. Any Performance Award deferred by a Participant in accordance with the terms and conditions established by the Committee shall not increase (between the date on which the Performance Award is credited to any deferred compensation program applicable to such Participant and the payment date) by an amount that would result in such deferral being deemed as an "increase in the amount of compensation" under Code Section 162(m). The Committee may provide prior to the beginning of the Performance Period that payment of any Performance Award shall be deferred and may place such additional conditions on payment thereof as it shall determine in its sole discretion. The Participant shall have no right to receive payment of any deferred amount until the Participant has a right to receive such amount under the terms of the applicable deferred compensation program. To the extent applicable, any deferral under this Section 6.6 shall be made in a manner intended to comply with the applicable requirements of Code Section 409A.

6.7 *Change of Control.* In the event of a Change of Control of the Company, any unpaid portion of any Performance Award that has been earned and certified, but is being deferred by the Committee in accordance with Section 6.6 shall immediately fully vest and shall be paid to the Participant within 90 days following the date of the consummation of the Change of Control of the Company.

6.8 *Form of Payment.* In the sole discretion of the Committee, Performance Awards may be paid at the time payment is otherwise due hereunder in whole or in part in cash or Common Stock, provided that any Common Stock shall be used only if payment of such Common Stock is a permitted award under another plan maintained by the Company which was approved by the shareholders of the Company.

7. Partial Awards

7.1 Except as set forth in this Section 7, no Performance Award shall be made to any Participant who is not an active employee of the Company or one of its Subsidiaries or affiliates on the date the Performance Award is payable to the Participant. The Committee, in its sole and absolute discretion, may, but is not required to (except as provided below or in the terms of a Performance Award): (i) make a full, Pro Rata or other award (but not in excess of the maximum achievable Performance Award for the Participant for such Performance Period) to a Participant for a Performance Period, with or without regard to actual achievement of the Performance Goals established for the Performance Period, as the Committee deems appropriate in the event of the Participant's termination of employment due to death or disability during such Performance Period, or (ii) make a full or Pro Rata Performance Award to a Participant for a Performance Period based on actual achievement of the Performance Goals established for the Performance Period in the event the Participant's employment is terminated by the Company or Subsidiary, as applicable, without Cause or the Participant resigns for Good Reason during such Performance Period. The term "Cause" shall have the meaning assigned to such term in the MarketAxess Holdings Inc. 2004 Stock Incentive Plan (amended and restated effective April 28, 2006), as amended from time to time, or any successor plan thereto maintained by the Company that is approved by the shareholders of the Company. The term "Good Reason" shall have the meaning assigned to such term (or words or a concept of like import) in an individual employment agreement or similar agreement in effect between the Company or a Subsidiary and the Participant at the time of the grant of the Performance Award. Notwithstanding anything herein to the contrary, unless otherwise determined by the Committee in its sole and absolute discretion, if the Participant does not have an individual employment agreement or similar agreement or such term (or words or a concept of like import) is not defined therein, the Participant shall not have the right to a pro rated portion of the Participant's Performance Award for a Performance Period upon any voluntary termination by the Participant during the Performance Period.

7.2 In the event that a Change of Control of the Company is consummated during a Performance Period, the Committee shall be required to make at least a Pro Rata Performance Award based on actual achievement of the Performance Goals established for the Performance Period, and pro rated for the portion of the Performance Period completed through the Change of Control of the Company, to each Participant who is a Participant at the time of such Change of Control of the Company. Furthermore, in the event that a Change of Control of the Company is consummated during a Performance Period the Committee may, in its sole and absolute discretion, but is not required to (except as provided in the terms of a Performance Award), make a Performance Award to a Participant who is a Participant at the time of such Change of Control of the Company that is greater than the Performance Award set forth in the prior sentence, but not in excess of the maximum achievable Performance Award for the Participant for such Performance Period, with or without regard to actual achievement of the Performance Goals established for the Performance Period, as the Committee deems appropriate in the event of a Change of Control of the Company that is consummated during such Performance Period.

7.3 Except as otherwise provided in the terms of a Performance Award, (i) any Performance Awards made under this Section 7 that are not based on actual achievement of the Performance Goals established for the Performance Period shall be paid within 90 days following the date of the event under this Section 7 for which such Performance Award is made and (ii) any Performance Awards made under this Section 7 based on actual achievement of the Performance Goals established for the Performance Period shall be paid when such Performance Award would have otherwise been paid in accordance with Section 6.6.

8. Non-Assignability

No Performance Award under the Plan or payment thereof nor any right or benefit under the Plan shall be subject to anticipation, alienation, sale, assignment, pledge, encumbrance, garnishment, execution or levy of any kind or charge, and any attempt to anticipate, alienate, sell, assign, pledge, encumber and to the extent permitted by applicable law, charge, garnish, execute upon or levy upon the same shall be void and shall not be recognized or given effect by the Company.

9. No Right to Employment

Nothing in the Plan or in any notice of award pursuant to the Plan shall confer upon any person the right to continue in the employment of the Company or one of its Subsidiaries or affiliates nor affect the right of the Company or any of its Subsidiaries or affiliates to terminate the employment of any Participant.

10. Amendment or Termination

While the Company hopes to continue the Plan indefinitely, it reserves the right in its Board (or a duly authorized committee thereof) to amend, suspend or terminate the Plan or to adopt a new plan in place of the Plan at any time; provided, that no such amendment shall, without the prior approval of the stockholders of the Company in accordance with the laws of the State of Delaware to the extent required under Code Section 162(m): (i) alter the Performance Goals as set forth in Section 6.2; (ii) change the class of eligible employees set forth in Section 4(a); or (iii) implement any change to a provision of the Plan requiring stockholder approval in order for the Plan to comply with the requirements of Code Section 162(m). Furthermore, no amendment, suspension or termination shall, without the consent of the Participant, alter or impair a Participant's right to receive payment of a Performance Award for a Performance Period otherwise payable hereunder.

11. Severability

In the event that any one or more of the provisions contained in the Plan shall, for any reason, be held to be invalid, illegal or unenforceable, in any respect, such invalidity, illegality or unenforceability shall not affect any other provision of the Plan and the Plan shall be construed as if such invalid, illegal or unenforceable provisions had never been contained therein.

12. Withholding

The Company shall have the right to make such provisions as it deems necessary or appropriate to satisfy any obligations it may have to withhold federal, state or local income or other taxes incurred by reason of payments pursuant to the Plan.

13. Code Section 409A

Although the Company makes no guarantee with respect to the tax treatment of payments hereunder, the Plan is intended to comply with, or be exempt from, Code Section 409A and to the maximum extent permitted the Plan shall be limited, construed and interpreted in accordance with such intent.

14. Governing Law

The Plan and any amendments thereto shall be construed, administered, and governed in all respects in accordance with the laws of the State of Delaware (regardless of the law that might otherwise govern under applicable principles of conflict of laws).

EXHIBIT A

Change of Control of the Company shall mean that one (1) of the following have occurred:

(i) any "person" as such term is used in Sections 13(d) and 14(d) of the Securities Exchange Act of 1934 (the "Exchange Act") (other than the Company, any trustee or other fiduciary holding securities under any employee benefit plan of the Company, or any company owned, directly or indirectly, by the stockholders of the Company in substantially the same proportions as their ownership of Common Stock), is or becomes the "beneficial owner" (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of securities of the Company representing fifty percent (50%) or more of the combined voting power of the Company's then outstanding securities;

(ii) during any period of twelve (12) consecutive months individuals who at the beginning of such period constitute the Board, and any new director (other than a director designated by a person who has entered into an agreement with the Company to effect a transaction described in paragraph (i), (iii), or (iv) of this Exhibit A) whose election by the Board or nomination for election by the Company's stockholders was approved by a vote of at least a majority of the directors then still in office who either were directors at the beginning of the twelve month period or whose election or nomination for election was previously so approved, cease for any reason to constitute at least a majority of the Board;

(iii) a merger or consolidation of the Company with any other corporation, other than a merger or consolidation which would result in the voting securities of the Company outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity) more than fifty percent (50%) of the combined voting power of the voting securities of the Company or such surviving entity outstanding immediately after such merger or consolidation; provided, however, that a merger or consolidation effected to implement a recapitalization of the Company (or similar transaction) in which no person (other than those covered by the exceptions in (1) above) acquires more than fifty percent (50%) of the combined voting power of the Company's then outstanding securities shall not constitute a Change of Control of the Company; or

(iv) the consummation of the sale or disposition by the Company of all or substantially all of the Company's assets other than (x) the sale or disposition of all or substantially all of the assets of the Company to a person or persons who beneficially own, directly or indirectly, at least fifty percent (50%) or more of the combined voting power of the outstanding voting securities of the Company at the time of the sale or (y) pursuant to a spinoff type transaction, directly or indirectly, of such assets to the stockholders of the Company.

Notwithstanding anything herein to the contrary, an event shall not be deemed to be a Change of Control of the Company with respect to any Performance Award under this Plan that constitutes "non-qualified deferred compensation" pursuant to Code Section 409A unless such event constitutes a "change in control event" within the meaning of Code Section 409A.

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Appendix B

MARKETAXESS HOLDINGS INC.

and

AMERICAN STOCK TRANSFER & TRUST COMPANY, LLC

as Rights Agent

STOCKHOLDERS RIGHTS AGREEMENT

Dated as of
June 2, 2008

TABLE OF CONTENTS

This STOCKHOLDERS RIGHTS AGREEMENT, dated as of June 2, 2008 (the "Effective Date") by and between MarketAxess Holdings Inc., a Delaware corporation (the "Company"), and American Stock Transfer & Trust Company, LLC a New York limited liability trust company (the "Rights Agent").

WHEREAS, effective June 2, 2008 (the "Rights Dividend Declaration Date"), the Board of Directors of the Company authorized and declared a distribution of one right for each share of common stock, par value $0.003 per share, of the Company (the "Common Stock") and each share of nonvoting common stock, par value $0.003 per share, of the Company (the "Nonvoting Common Stock") outstanding at the Close of Business (as such term is defined herein) on June 20, 2008 (the "Record Date"), and has authorized the issuance of one such right (as such number may hereafter be adjusted pursuant hereto) for each Common Share that shall become outstanding (whether originally issued or delivered from the Company's treasury) between the Record Date and, except as otherwise provided in Section 22 herein, the Distribution Date, each such right initially representing the right to purchase, upon the terms and subject to the conditions hereinafter set forth, one Unit of Series A Preferred Stock (each a "Right" and together with all other such rights distributed or issued pursuant hereto, the "Rights").

NOW, THEREFORE, in consideration of the premises and the mutual agreements herein set forth, the parties hereby agree as follows:

SECTION 1. *Certain Definitions.* For purposes of this Agreement, the following terms have the meanings indicated:

(a) *"Acquiring Person"* shall mean any Person who or which, together with all Affiliates and Associates of such Person, shall be the Beneficial Owner of shares of Voting Stock representing 20% or more of the total Voting Power of the aggregate of all shares of Voting Stock then outstanding, but shall not include the Company, any Subsidiary of the Company, any employee benefit plan of the Company or any Subsidiary of the Company, or any trustee or fiduciary holding Voting Stock for, or pursuant to the terms of, any such plan, acting in such capacity. Notwithstanding the foregoing:

(i) No Person shall become an "Acquiring Person" as the result of an acquisition of Voting Stock by the Company, which, by reducing the number of shares of Voting Stock outstanding, increases the proportionate percentage of the total Voting Power represented by all shares of Voting Stock Beneficially Owned by such Person, together with all Affiliates and Associates of such Person, to 20% or more of the total Voting Power of the aggregate of all shares of Voting Stock then outstanding; provided, however, that if a Person, together with all Affiliates and Associates of such Person, shall become the Beneficial Owner of shares of Voting Stock representing 20% or more of total Voting Power of the aggregate of all shares of Voting Stock then outstanding by reason of share purchases by the Company and shall, after such share purchases by the Company, become the Beneficial Owner of any additional shares of Voting Stock (other than shares issued by the Company as a dividend or distribution made pro rata to all holders of Common Shares), then, subject to Section 1(a)(ii), such Person shall be deemed to be an "Acquiring Person;"

(ii) If the Board of Directors determines in good faith that a Person who would otherwise be an "Acquiring Person," as defined pursuant to this Section 1(a), has become such inadvertently, and such Person divests as promptly as practicable a sufficient number of shares of Voting Stock so that such Person would no longer be an "Acquiring Person," as defined pursuant to this Section 1(a), then such Person shall not be deemed to be an "Acquiring Person" for any purposes of this Agreement; and

(iii) If a Person would otherwise be deemed an "Acquiring Person" upon the adoption of this Agreement, such Person (herein referred to as a "Grandfathered Stockholder") will not be deemed an "Acquiring Person" for purposes of this Agreement unless and until, subject to Section 1(a)(ii), such Grandfathered Stockholder, or any Affiliate or Associate of such Grandfathered Stockholder, acquires Beneficial Ownership of additional shares of Voting Stock after adoption of this Agreement in excess of one percent (1%) of the number of shares of Common Stock outstanding as of the Rights

Dividend Declaration Date, in which case, such Person shall no longer be deemed a Grandfathered Stockholder and shall be deemed an "Acquiring Person;" and

(iv) TCV shall not be an "Acquiring Person" pursuant to this Section 1(a) for so long as TCV shall be the Beneficial Owner of shares of Voting Stock and Nonvoting Common Stock representing, in the aggregate, less than 19.9% of the sum of (x) the total Voting Power of the aggregate of all shares of Voting Stock then outstanding, plus (y) the total Voting Power of the aggregate of all shares of Voting Stock into which all outstanding shares of Nonvoting Common Stock are then convertible, plus (z) the total Voting Power of the aggregate of all shares of Voting Stock issuable upon exercise of warrants to purchase Common Stock issued by the Company to TCV.

(b) "*Affiliate*" and "*Associate*" shall have the respective meanings ascribed to such terms in Rule 12b-2 of the Exchange Act Regulations, as in effect on the date of this Agreement; provided, however, that no director or officer of the Company shall be deemed an Affiliate or Associate of any other director or officer of the Company solely as a result of his or her being a director or officer of the Company.

(c) A Person shall be deemed the "Beneficial Owner" of and shall be deemed to "Beneficially Own" and to have "Beneficial Ownership" of any securities:

(i) that such Person or any of such Person's Affiliates or Associates beneficially owns, directly or indirectly (as determined pursuant to Rule 13d-3 of the Exchange Act Regulations as in effect on the date of this Agreement); provided, however, that a Person shall not be deemed the Beneficial Owner of, or to Beneficially Own or to have Beneficial Ownership of, any security if the agreement, arrangement, or understanding to vote such security that would otherwise render such Person the Beneficial Owner of such security (1) arises solely from a revocable proxy or consent given to such Person in response to a public proxy or consent solicitation made pursuant to, and in accordance with, the applicable provisions of the Exchange Act and the Exchange Act Regulations, and (2) is not also then reportable on Schedule 13D under the Exchange Act (or any comparable or successor report);

(ii) that such Person or any of such Person's Affiliates or Associates has (A) the right to acquire (whether such right is exercisable immediately or only after the passage of time) pursuant to any agreement, arrangement, or understanding, whether or not in writing (other than customary agreements with and between underwriters and selling group members with respect to a bona fide public offering of securities), or upon the exercise of conversion rights, exchange rights, rights (other than these Rights), warrants, or options, or otherwise; provided, however, that a Person shall not be deemed the Beneficial Owner of, or to Beneficially Own or to have Beneficial Ownership of securities tendered pursuant to a tender or exchange offer made in accordance with the Exchange Act Regulations by or on behalf of such Person or any of such Person's Affiliates or Associates until such tendered securities are accepted for purchase or exchange; or (B) the right to vote pursuant to any agreement, arrangement, or understanding (except to the extent contemplated by the proviso to subparagraph (i) of this paragraph (c)); or

(iii) that are Beneficially Owned, directly or indirectly, by any other Person (or any Affiliate or Associate of such Person) with which such Person (or any of such Person's Affiliates or Associates) has any agreement, arrangement, or understanding, whether or not in writing (other than customary agreements with and between underwriters and selling group members with respect to a bona fide public offering of securities) for the purpose of acquiring, holding, voting (except to the extent contemplated by the proviso to subparagraph (i) of this paragraph (c)), or disposing of any such securities.

Notwithstanding anything in this definition of Beneficial Ownership to the contrary, the phrase "then outstanding," when used with reference to a Person's Beneficial Ownership of securities of the Company, shall mean the number of such securities then issued and outstanding together with the number of such securities not then actually issued and outstanding that such Person would be deemed to Beneficially Own hereunder.

(d) "*Board of Directors*" shall mean the Board of Directors of the Company or any duly authorized committee thereof.

(e) "*Business Day*" shall mean any day other than a Saturday, Sunday, or a day on which banking institutions in New York City, New York are authorized or obligated by law or executive order to close.

(f) "*Certificate of Incorporation*" shall mean the Amended and Restated Certificate of Incorporation of the Company, as amended, as filed with the Office of the Secretary of State of the State of Delaware, together with the Certificate of Designation of the Series A Preferred Stock of the Company adopted contemporaneously with the approval of this Agreement, as the same may hereafter be amended or restated.

(g) "*Close of Business*" on any given date shall mean 5:00 P.M., New York City time, on such date; provided, however, that if such date is not a Business Day, it shall mean 5:00 P.M., New York City time, on the next succeeding Business Day.

(h) "*Common Shares*" shall mean, collectively, shares of Common Stock and Nonvoting Common Stock.

(i) "*Common Stock*" shall have the meaning set forth in the Preamble to this Agreement.

(j) "*Common Equity Interest*" when used with reference to any Person other than the Company shall mean the class or series of capital stock (or equity interest) with the greatest voting power (in relation to any other classes or series of capital stock (or equity interest)) of such other Person.

(k) "*Definitive Acquisition Agreement*" shall mean any agreement entered into by the Company that is conditioned on the approval by the holders of not less than a majority of the outstanding shares of Common Stock at a meeting of stockholders with respect to (i) a merger, consolidation, recapitalization, reorganization, share exchange, business combination or similar transaction involving the Company or (ii) the acquisition in any manner, directly or indirectly, of more than 50% of the consolidated total assets (including, without limitation, equity securities of its subsidiaries) of the Company.

(l) "*Distribution Date*" shall have the meaning set forth in Section 3(a).

(m) "*Equivalent Preferred Stock*" shall have the meaning set forth in Section 11(b).

(n) "*Exchange Act*" shall mean the Securities Exchange Act of 1934, as amended.

(o) "*Exchange Act Regulations*" shall mean the General Rules and Regulations under the Exchange Act.

(p) "*Expiration Date*" has the meaning set forth in Section 7(a).

(q) "*Final Expiration Date*" has the meaning set forth in Section 7(a).

(r) "*Grandfathered Stockholder*" has the meaning set forth in Section 1(a)(iii).

(s) "*Nonvoting Common Stock*" shall have the meaning set forth in the Preamble to this Agreement.

(t) "*Outside Meeting Date*" has the meaning set forth in Section 23(b).

(u) "*Person*" shall mean any individual, partnership (general or limited), limited liability company, firm, corporation, association, trust, unincorporated organization, or other entity, as well as any syndicate or group deemed to be a Person under Section 14(d)(2) of the Exchange Act.

(v) "*Principal Party*" shall have the meaning set forth in Section 13(b).

(w) "*Purchase Price*" shall have the meaning set forth in Section 7(b).

(x) *"Qualified Offer"* shall mean an offer determined by a majority of the Independent Directors to have each of the following characteristics:

(i) a fully-financed, all-cash tender offer, or an exchange offer offering shares of common stock of the offeror, or a combination thereof, in each such case for all of the outstanding shares of Common Stock at the same per-share consideration;

(ii) an offer that has commenced within the meaning of Rule 14d-2(a) under the Exchange Act;

(iii) an offer whose per-share offer price is greater than the highest reported market price for the Common Stock in the immediately preceding 24 months, with, in the case of an offer that includes shares of common stock of the offeror, such per-share offer price being determined using the lowest reported market price for common stock of the offeror during the five trading days immediately preceding and the five trading days immediately following the commencement of such offer within the meaning of Rule 14d-2(a) under the Exchange Act;

(iv) an offer that, within twenty Business Days after the commencement date of the offer (or within ten Business Days after any increase in the offer consideration), does not result in a nationally recognized investment banking firm retained by the Board of Directors of the Company rendering an opinion to the Board of Directors of the Company that the consideration being offered to the stockholders of the Company is either unfair or inadequate;

(v) if the offer includes shares of common stock of the offeror, an offer pursuant to which (A) the offeror shall permit representatives of the Company (including a nationally-recognized investment banking firm retained by the Board of Directors of the Company and legal counsel and an accounting firm designated by the Company) to have access to such offeror's books, records, management, accountants and other appropriate outside advisors for the purposes of permitting such representatives to conduct a due diligence review of the offeror in order to permit the Board of Directors of the Company to evaluate the offer and make an informed decision and, if requested by the Board of Directors of the Company, to permit such investment banking firm (relying as appropriate on the advice of such legal counsel) to be able to render an opinion to the Board of Directors of the Company with respect to whether the consideration being offered to the stockholders of the Company is fair from a financial point of view and (B) within ten Business Days after such representatives of the Company (including a nationally-recognized investment banking firm retained by the Board of Directors of the Company and legal counsel and an accounting firm designated by the Company) shall have notified the Company and the offeror that it had completed such due diligence review to its satisfaction (or, following completion of such due diligence review, within ten Business Days after any increase in the consideration being offered), such investment banking firm does not render an opinion to the Board of Directors of the Company that the consideration being offered to the stockholders of the Company is either unfair or inadequate and such investment banking firm does not, after the expiration of such ten Business Day period, render an opinion to the Board of Directors of the Company that the consideration being offered to the stockholders of the Company has become either unfair or inadequate based on a subsequent disclosure or discovery of a development or developments that have had or are reasonably likely to have a material adverse effect on the value of the common stock of the offeror;

(vi) an offer that is subject to only the minimum tender condition described below in Section 1(v)(ix) and other customary terms and conditions, which conditions shall not include any financing, funding or similar conditions or any requirements with respect to the offeror or its agents being permitted any due diligence with respect to the books, records, management, accountants or other outside advisors of the Company;

(vii) an offer pursuant to which the Company has received an irrevocable written commitment of the offeror that the offer will remain open for at least 120 Business Days and, if a Special Meeting is duly requested in accordance with Section 23(b), for at least fifteen Business Days after the date of the Special Meeting or, if no Special Meeting is held within ninety Business Days following receipt of the Special Meeting Notice in accordance with Section 23(b), for at least fifteen Business Days following such ninety Business Day period;

(viii) an offer pursuant to which the Company has received an irrevocable written commitment of the offeror that, in addition to the minimum time periods specified above in Section 1(v)(vii), the offer, if it is otherwise to expire prior thereto, will be extended for at least twenty Business Days after any increase in the consideration being offered or after any bona fide alternative offer is commenced within the meaning of Rule 14d-2(a) under the Exchange Act; provided, however, that such offer need not remain open, as a result of Section 1(v)(vii) and this Section 1(v)(viii), beyond (A) the time that any other offer satisfying the criteria for a Qualified Offer is then required to be kept open under such Section 1(v)(vii) and this Section 1(v)(viii) or (B) the expiration date, as such date may be extended by public announcement (with prompt written notice to the Rights Agent) in compliance with Rule 14e — 1 under the Exchange Act, of any other tender offer for the Common Stock with respect to which the Board of Directors of the Company has agreed to redeem the Rights immediately prior to acceptance for payment of Common Stock thereunder (unless such other offer is terminated prior to its expiration without any Common Stock having been purchased thereunder) or (C) one Business Day after the stockholder vote with respect to approval of any Definitive Acquisition Agreement has been officially determined and certified by the inspectors of elections;

(ix) an offer that is conditioned on a minimum of at least two-thirds of the outstanding shares of the Common Stock not held by the Person making such offer (and such Person's Affiliates and Associates) being tendered and not withdrawn as of the offer's expiration date, which condition shall not be waivable;

(x) an offer pursuant to which the Company has received an irrevocable written commitment of the offeror to consummate, as promptly as practicable upon successful completion of the offer, a second step transaction whereby all shares of the Common Stock not tendered into the offer will be acquired at the same consideration per share actually paid pursuant to the offer, subject to stockholders' statutory appraisal rights, if any;

(xi) an offer pursuant to which the Company and its stockholders have received an irrevocable written commitment of the offeror that no amendments will be made to the offer to reduce the consideration being offered or to otherwise change the terms of the offer in a way that is adverse to a tendering stockholder;

(xii) an offer (other than an offer consisting solely of cash consideration) pursuant to which the Company has received the written representation and certification of the offeror and, in their individual capacities, the written representations and certifications of the offeror's Chief Executive Officer and Chief Financial Officer, that (A) all facts about the offeror that would be material to making an investor's decision to accept the offer have been fully and accurately disclosed as of the date of the commencement of the offer within the meaning of Rule 14d-2(a) under the Exchange Act, (B) all such new facts will be fully and accurately disclosed on a prompt basis during the entire period during which the offer remains open, and (C) all required Exchange Act reports will be filed by the offeror in a timely manner during such period; and

(xiii) if the offer includes non-cash consideration, (A) the non-cash portion of the consideration offered must consist solely of common stock of a Person that is a publicly-owned United States corporation, (B) such common stock must be freely tradable and listed or admitted to trading on either the New York Stock Exchange or NASDAQ, (C) no stockholder approval of the issuer of such common stock is required to issue such common stock, or, if such approval required, such approval has already been obtained, (D) no Person (including such Person's Affiliates and Associates) beneficially owns more than 15% of the voting stock of the issuer of such common stock at the time of commencement of the offer or at any time during the term of the offer, (E) no other class of voting stock of the issuer of such common stock is outstanding and (F) the issuer of such common stock meets the registrant eligibility requirements for use of Form S-3 for registering securities under the Securities Act, including the filing of all required Exchange Act reports in a timely manner during the twelve calendar months prior to the date of commencement of such offer.

For the purposes of this definition of "Qualified Offer," "fully financed" shall mean that the offeror has sufficient funds for the offer and related expenses which shall be evidenced by (1) firm, unqualified, written commitments from responsible financial institutions having the necessary financial capacity, accepted by the offeror, to provide funds for such offer subject only to customary terms and conditions, (2) cash or cash equivalents then available to the offeror, set apart and maintained solely for the purpose of funding the offer with an irrevocable written commitment being provided by the offeror to the Board of Directors of the Company to maintain such availability until the offer is consummated or withdrawn or (3) a combination of the foregoing; which evidence has been provided to the Company prior to, or upon, commencement of the offer. If an offer becomes a Qualified Offer in accordance with this definition, but subsequently ceases to be a Qualified Offer as a result of the failure at a later date to continue to satisfy any of the requirements of this definition, such offer shall cease to be a Qualified Offer and the provisions of Section 23(b) shall no longer be applicable to such offer, provided that the actual redemption of the Rights pursuant to Section 23(b) shall not have already occurred.

(y) *"Record Date"* shall have the meaning set forth in the Preamble to this Agreement.

(z) *"Redemption Price"* shall have the meaning set forth in Section 23(a).

(aa) *"Redemption Resolution"* shall have the meaning set forth in Section 23(b).

(bb) *"Right"* and *"Rights"* shall have the meaning set forth in the Preamble to this Agreement.

(cc) *"Rights Certificates"* shall have the meaning set forth in Section 3(a).

(dd) *"Rights Dividend Declaration Date"* shall have the meaning set forth in the Preamble to this Agreement.

(ee) *"Section 11(a)(ii) Event"* shall mean the event described in Section 11(a)(ii) hereof that triggers the adjustment provided in Section 11(a)(ii).

(ff) *"Section 13 Event"* shall mean any event described in clause (x), (y), or (z) of Section 13(a) hereof.

(gg) *"Securities Act"* shall mean the Securities Act of 1933, as amended.

(hh) *"Series A Preferred Stock"* shall mean the Series A Preferred Stock of the Company, par value $0.001 per share, having the voting rights, powers, designations, preferences, and relative, participating, optional, or other special rights and qualifications, limitations, and restrictions set forth in Exhibit C hereof.

(ii) *"Special Meeting"* has the meaning set forth in Section 23(b).

(jj) *"Special Meeting Notice"* has the meaning set forth in Section 23(b).

(kk) *"Special Meeting Period"* has the meaning set forth in Section 23(b).

(ll) *"Stock Acquisition Date"* shall mean the first date of public announcement (including, without limitation, the filing of any report pursuant to Section 13(d) of the Exchange Act) by the Company or an Acquiring Person that an Acquiring Person has become such.

(mm) *"Subsidiary"* shall mean, with reference to any Person, any other Person of which (1) a majority of the Voting Power of the voting securities or equity interests is Beneficially Owned, directly or indirectly, by such first-mentioned Person or otherwise controlled by such first-mentioned Person, or (2) an amount of voting securities or equity interests sufficient to elect at least a majority of the directors or equivalent governing body of such other Person is Beneficially Owned, directly or indirectly, by such first-mentioned Person, or otherwise controlled by such first-mentioned Person.

(nn) "*TCV*" shall mean (i) TCV VI, L.P., a Delaware limited partnership; (ii) TCV Member Fund, L.P., a Delaware limited partnership; (iii) any Person who is directly or indirectly responsible for the formation, management, operations, oversight or administration of the Persons referred to in the preceding clauses (i) and (ii) (including, without limitation, any principals, partners or employees of any such Person); and (iv) any investment fund directly or indirectly formed, managed or controlled by any one or more Persons referred to in the preceding clause (iii).

(oo) "*Triggering Event*" shall mean any Section 11(a)(ii) Event or any Section 13 Event.

(pp) "*Unit*" has the meaning set forth in Section 7(b).

(qq) "*Voting Power*" when used with reference to the Voting Securities of any Person shall mean the number of votes (whether cast in person, by proxy, or by written consent) entitled (1) to be cast generally in the election of directors or members of the governing body of such Person (if such person is a corporation or is managed by or under the direction of a governing body performing functions and having obligations similar to those of a corporate board of directors) or (2) to participate in the management and control of such Person (if such Person is not a corporation and is not managed by or under the direction of a governing body performing functions and having obligations similar to those of a corporate board of directors).

(rr) "*Voting Securities*" when used in reference to any Person, shall mean the outstanding capital stock, equity interest, or other voting securities of such Person, in each case entitling the holder thereof (1) to cast votes, in person or by proxy, or to act by written consent, in the election of directors or members of the governing body of such Person (if such person is a corporation or is managed by or under the direction of a governing body performing functions and having obligations similar to those of a corporate board of directors) or (2) to participate in the management and control of such Person (if such Person is not a corporation and is not managed by or under the direction of a governing body performing functions and having obligations similar to those of a corporate board of directors).

(ss) "*Voting Stock*" shall mean the Common Stock, the Series A Preferred Stock, and any other class or series of securities of the Company entitled to vote generally, together with the Common Stock, in the election of directors of the Company.

SECTION 2. *Appointment of Rights Agent.* The Company hereby appoints the Rights Agent to act as agent for the Company and the holders of the Rights (who, in accordance with Section 4 hereof, shall prior to the Distribution Date also be holders of Common Shares) in accordance with the terms and conditions hereof, and the Rights Agent hereby accepts such appointment. With the consent of the Rights Agent, the Company may from time to time appoint such Co-Rights Agents as it may deem necessary or desirable. The Rights Agent shall have no duty to supervise, and in no event shall it be liable for, the acts or omissions of any such co-Rights Agent.

SECTION 3. *Issue of Rights Certificates.* (a) Until the earlier of (i) the Close of Business on the tenth Business Day after the Stock Acquisition Date and (ii) the Close of Business on the tenth Business Day (or such later date as may be determined by action of a majority of the Board of Directors prior to such time as any Person becomes an Acquiring Person and of which later date the Company will give the Rights Agent prompt written notice) after the date that a tender or exchange offer by any Person (other than the Company, any Subsidiary of the Company, any employee benefit plan maintained by the Company or any of its Subsidiaries or any trustee or fiduciary holding Voting Stock for, or pursuant to the terms of, any such plan, acting in such capacity) is first published or sent or given within the meaning of Rule 14d-4(a) of the Exchange Act Regulations or any successor rule, if upon consummation thereof such Person would be the Beneficial Owner of shares of Voting Stock representing 20% or more of the total Voting Power of the aggregate of all shares of Voting Stock then outstanding (including any such date that is after the date of this Agreement and prior to the issuance of the Rights) (the earlier of (i) and (ii) above being the "Distribution Date"):

(x) the Rights will be evidenced (subject to the provisions of paragraph (b) of this Section 3) by the certificates for shares of Common Stock or Nonvoting Common Stock, as applicable, registered in the names of the holders of shares of Common Stock or Nonvoting Common Stock, as applicable, as of and subsequent to the Record Date (which certificates for shares of Common Stock shall be deemed also to be certificates for Rights) and not by separate rights certificates; and

(y) the Rights will be transferable only in connection with the transfer of the underlying shares of Common Stock or Nonvoting Common Stock, as applicable (including a transfer to the Company).

As soon as practicable after the Distribution Date, the Company will prepare and execute, the Rights Agent will countersign, and the Company will send or cause to be sent (and the Rights Agent, if so requested, will send) by first-class, insured, postage prepaid mail, to each record holder of Common Shares as of the Close of Business on the Distribution Date, at the address of such holder shown on the records of the Company, one or more rights certificates, in substantially the form of Exhibit A (the "Rights Certificates"), evidencing one Right for each Common Share so held, subject to adjustment as provided herein. In the event that an adjustment in the number of Rights per Common Share has been made pursuant to Section 11(i) or Section 11(p) hereof, at the time of distribution of the Rights Certificates, the Company may make the necessary and appropriate rounding adjustments (in accordance with Section 14(a) hereof) so that Rights Certificates representing only whole numbers of Rights are distributed and cash is paid in lieu of any fractional Rights. As of and after the Distribution Date, the Rights will be evidenced solely by such Rights Certificates.

(b) As promptly as practicable following the Record Date, the Company will send a copy of a Summary of Rights to Purchase Series A Preferred Stock in substantially the form attached hereto as Exhibit B and which may be appended to certificates that represent Common Shares (hereinafter referred to as the "Summary of Rights"), by first-class, postage prepaid mail, to each record holder of Common Shares as of the Close of Business on the Record Date, at the address of such holder shown on the records of the Company. With respect to certificates for Common Shares outstanding as of the Record Date, until the Distribution Date, the Rights will be evidenced by such certificates registered in the names of the holders thereof together with a copy of the Summary of Rights attached thereto. Until the earlier of the Distribution Date or the Expiration Date, the surrender for transfer of any certificate for Common Shares outstanding on the Record Date, with or without a copy of the Summary of Rights attached thereto, shall also constitute the transfer of the Rights associated with the Common Shares represented thereby.

(c) Rights shall, without any further action, be issued in respect of all Common Shares that become outstanding (whether originally issued or delivered from the Company's treasury) after the Record Date but prior to the earlier of the Distribution Date and the Expiration Date; provided, that with respect to any shares of Common Stock issued upon conversion of shares of Nonvoting Common Stock, no additional Rights shall be issued but the Rights attached to such shares of Nonvoting Common Stock shall be attached to such shares of Common Stock after such conversion . Certificates, representing such Common Shares, issued after the Record Date shall bear the following legend:

> "This certificate also evidences and entitles the holder hereof to certain Rights as set forth in the Stockholders Rights Agreement between MarketAxess Holdings Inc. (the "Company") and American Stock Transfer & Trust Company, LLC (the "Rights Agent") dated as of June 2, 2008 (the "Rights Agreement"), the terms of which are incorporated herein by reference and a copy of which is on file at the principal office of the Company. Under certain circumstances, as set forth in the Rights Agreement, such Rights will be evidenced by separate certificates and will no longer be evidenced by this certificate. The Company will mail to the holder of this certificate a copy of the Rights Agreement, as in effect on the date of mailing, without charge after receipt of a written request therefor. Under certain circumstances, as set forth in the Rights Agreement, Rights that are Beneficially Owned by any Person who is, was, or becomes an Acquiring Person or any Affiliate or Associate thereof (as such capitalized terms are defined in the Rights Agreement), or specified transferees of such Acquiring Person (or Affiliate or Associate thereof) may become null and void."

After the Record Date but prior to the earlier of the Distribution Date and the Expiration Date, if new certificate(s) representing Common Shares are issued in connection with the transfer, split up, combination, or exchange of certificate(s) representing Common Shares or if new certificate(s) representing Common Shares are issued to replace any certificate(s) that have been mutilated, destroyed, lost, or stolen, then such new certificate(s) shall bear the foregoing legend. With respect to all certificates containing the foregoing legend, until the earlier of the Distribution Date or the Expiration Date, the Rights associated with the Common Shares represented by such certificates shall be evidenced by such certificates alone and registered holders of the Common Shares shall also be the registered holders of the associated Rights, and the transfer of any of such certificates shall also constitute the transfer of the Rights associated with the Common Shares represented by such certificates. In the event that the Company purchases or acquires any Common Shares after the Record Date but prior to the Distribution Date, any Rights associated with such Common Shares shall be deemed cancelled and retired so that the Company shall not be entitled to exercise any Rights associated with the Common Shares that are no longer outstanding.

SECTION 4. *Form of Rights Certificate.* (a) The Rights Certificates (and the forms of election to purchase and of assignment and the certificate to be printed on the reverse thereof) shall be substantially in the form set forth in Exhibit A hereto and may have such marks of identification or designation and such legends, summaries, or endorsements printed thereon as the Company may deem appropriate (but which do not affect the rights, duties, or responsibilities of the Rights Agent) and as are not inconsistent with the provisions of this Agreement, or as may be required to comply with any applicable law or any rule or regulation thereunder or with any rule or regulation of any stock exchange upon which the Rights may from time to time be listed, or to conform to usage. Subject to the provisions of Sections 7, 11, 13, 22, 23, 24, and 27 hereof, the Rights Certificates, whenever distributed, shall be dated as of the Distribution Date and on their face shall entitle the holders thereof to purchase such number of Units of Series A Preferred Stock as shall be set forth therein at the price set forth therein, but the amount and type of securities, cash, or other assets that may be acquired upon the exercise of each Right and the Purchase Price thereof shall be subject to adjustment as provided herein.

(b) Any Rights Certificate issued pursuant hereto that represents Rights Beneficially Owned by: (i) an Acquiring Person or any Associate or Affiliate of an Acquiring Person, (ii) a transferee of an Acquiring Person (or of any such Associate or Affiliate) that becomes a transferee after the Acquiring Person becomes such, or (iii) a transferee of an Acquiring Person (or of any such Associate or Affiliate) that becomes a transferee prior to or concurrently with the Acquiring Person becoming such and that receives such Rights pursuant to either (A) a transfer (whether or not for consideration) from the Acquiring Person (or any such Associate or Affiliate) to holders of equity interests in such Acquiring Person (or such Associate or Affiliate) or to any Person with whom such Acquiring Person (or such Associate or Affiliate) has any continuing written or oral agreement, arrangement, or understanding regarding either the transferred Rights, Common Shares, or the Company, or (B) a transfer that the Board of Directors has determined in good faith to be part of a plan, agreement, arrangement, or understanding that has as a primary purpose or effect the avoidance of Section 7(e) hereof shall, upon the written direction of the Board of Directors, contain (to the extent feasible), the following legend:

> "The Rights represented by this Rights Certificate are or were Beneficially Owned by a Person who was or became an Acquiring Person or an Affiliate or Associate of an Acquiring Person (as such capitalized terms are defined in the Stockholders Rights Agreement, dated as of June 2, 2008 (the "Rights Agreement"), by and between MarketAxess Holdings Inc. and American Stock Transfer & Trust Company, LLC, as Rights Agent). Accordingly, this Rights Certificate and the Rights represented hereby may become null and void in the circumstances specified in Section 7(e) of the Rights Agreement."

SECTION 5. *Countersignature and Registration.* (a) Rights Certificates shall be executed on behalf of the Company by its Chairman of the Board, its Chief Executive Officer, its President, its Vice Chairman of the Board, or its Treasurer, shall have affixed thereto the Company's corporate seal (or a facsimile thereof), and shall be attested by the Company's Secretary or one of its Assistant Secretaries. The signature of any of these officers on the Rights Certificates may be manual or by facsimile. Rights Certificates bearing the manual or facsimile signatures of the individuals who were at any time the proper officers of the Company shall bind the Company, notwithstanding that such individuals or any of them have ceased to hold such offices prior to the countersigning of such Rights Certificates by the Rights Agent or did not hold such offices at the date of such Rights Certificates. No Rights Certificate shall be entitled to any benefit under this Agreement or be valid for any purpose unless there appears on such Rights Certificate a countersignature duly executed by the Rights Agent by manual or facsimile signature of an authorized officer, and such countersignature upon any Rights Certificate shall be conclusive evidence, and the only evidence, that such Rights Certificate has been duly countersigned as required hereunder.

(b) Following the Distribution Date, the Rights Agent will keep or cause to be kept, at its office designated for surrender of Rights Certificates upon exercise or transfer, books for registration and transfer of the Rights Certificates issued hereunder. Such books shall show the name and address of each holder of the Rights Certificates, the number of Rights evidenced on its face by each Rights Certificate, and the date of each Rights Certificate.

SECTION 6. *Transfer, Split Up, Combination, and Exchange of Rights Certificates; Mutilated, Destroyed, Lost, or Stolen Rights Certificates.* (a) Subject to the provisions of Sections 4(b), 7(e), and 14 hereof, at any time after the Close of Business on the Distribution Date, and at or prior to the Close of Business on the Expiration Date, any Rights Certificate or Certificates (other than Rights Certificates representing Rights that have become null and void pursuant to Section 7(e) hereof, that have been redeemed pursuant to Section 23 hereof, or that have been exchanged pursuant to Section 24 hereof) may be transferred, split up, combined, or exchanged for another Rights Certificate or Certificates, entitling the registered holder to purchase a like number of Units of Series A Preferred Stock (or, following a Triggering Event, other securities, cash or other assets, as the case may be) as the Rights Certificate or Certificates surrendered then entitled such holder to purchase. Any registered holder desiring to transfer, split up, combine, or exchange any Rights Certificate or Certificates shall make such request in writing delivered to the Rights Agent, and shall surrender the Rights Certificate or Certificates to be transferred, split up, combined, or exchanged at the office of the Rights Agent designated for such purpose. Neither the Rights Agent nor the Company shall be obligated to take any action whatsoever with respect to the transfer of any such surrendered Rights Certificate until the registered holder shall have completed and executed the certificate set forth in the form of assignment on the reverse side of such Rights Certificate and shall have provided such additional evidence of the identity of the Beneficial Owner (or former Beneficial Owner) of the Rights represented by such Rights Certificate or Affiliates or Associates thereof as the Company shall reasonably request; whereupon the Rights Agent shall, subject to the provisions of Section 4(b), Section 7(e) and Section 14 hereof, countersign and deliver to the Person entitled thereto a Rights Certificate or Rights Certificates, as the case may be, as so requested. The Company may require payment of a sum sufficient to cover any tax or governmental charge that may be imposed in connection with any transfer, split up, combination, or exchange of Rights Certificates.

(b) If a Rights Certificate shall be mutilated, lost, stolen, or destroyed, upon request by the registered holder of the Rights represented thereby and upon payment to the Company and the Rights Agent of all reasonable expenses incident thereto, there shall be issued, in exchange for and upon cancellation of the mutilated Rights Certificate, or in substitution for the lost, stolen, or destroyed Rights Certificate, a new Rights Certificate, in substantially the form of the prior Rights Certificate, of like tenor and representing the equivalent number of Rights, but, in the case of loss, theft, or destruction, only upon receipt of evidence satisfactory to the Company and the Rights Agent of such loss, theft or destruction of such Rights Certificate and, if requested by the Company or the Rights Agent, indemnity also satisfactory to it.

SECTION 7. *Exercise of Rights; Purchase Price; Expiration Date of Rights.* (a) Prior to the earlier of (i) the Close of Business on June 2, 2011 (the "Final Expiration Date"), or (ii) the time at which the Rights are redeemed as provided in Section 23 hereof or (iii) the time at which the Rights are exchanged as provided in Section 24 hereof (the earlier of (i), (ii), and (iii) being the "Expiration Date"), the registered holder of any Rights Certificate may, subject to the provisions of Sections 7(e), 9(c), and 9(f) hereof, exercise the Rights evidenced thereby (except as otherwise provided herein) in whole or in part at any time after the Distribution Date upon surrender of the Rights Certificate, with the form of election to purchase and the certificate on the reverse side thereof duly executed, to the Rights Agent at the office of the Rights Agent designated for such purpose, together with payment of the aggregate Purchase Price (as hereinafter defined) for the number of Units of Series A Preferred Stock (or, following a Triggering Event, other securities, cash or other assets, as the case may be) for which such surrendered Rights are then exercisable.

(b) The purchase price for each one one-thousandth of a share of Series A Preferred Stock purchasable upon exercise of a Right shall be $40.00 (as adjusted from time to time as provided in Sections 11 and 13(a) hereof) (the "Purchase Price"). The Purchase Price shall be subject to adjustment from time to time as provided in Sections 11 and 13(a) hereof and shall be payable in lawful money of the United States of America in accordance with paragraph (c)(2) below. Each one one-thousandth of a share of Series A Preferred Stock shall be referred to herein as a "Unit" of Series A Preferred Stock.

(c) (i) Subject to Section 14(b) hereof, following the Distribution Date, the Company may (at the direction of the Board of Directors) deposit with a corporation in good standing organized under the laws of the United States or any State of the United States, which is authorized under such laws to exercise corporate trust or stock transfer powers and is subject to supervision or examination by federal or state authority (the "Depositary Agent") certificates representing the shares of Series A Preferred Stock that may be acquired upon exercise of the Rights and may cause such Depositary Agent to enter into an agreement pursuant to which the Depositary Agent shall issue receipts representing interests in the shares of Series A Preferred Stock so deposited.

(ii) Upon receipt of a Rights Certificate representing exercisable Rights, with the form of election to purchase and the certificate duly executed, accompanied by payment, with respect to each Right so exercised, of the Purchase Price for the Units of Series A Preferred Stock (or, following a Triggering Event, other securities, cash, or other assets, as the case may be) to be purchased thereby as set forth below and an amount equal to any applicable tax or charge required to be paid by the holder of such Rights Certificate in accordance with Section 9 hereof, or evidence satisfactory to the Company of payment of such tax or charge, the Rights Agent shall, subject to Section 20(k) hereof, thereupon promptly (i)(A) requisition from any transfer agent of the Series A Preferred Stock certificates representing such number of shares of Series A Preferred Stock (or fractions of shares that are integral multiples of one one-thousandth of a share of Series A Preferred Stock) as are to be purchased and the Company will direct its transfer agent to comply with all such requests, and/or (B) requisition from the Depositary Agent depositary receipts representing such number of Units of Series A Preferred Stock as are to be purchased and the Company will direct the Depositary Agent to comply with all such requests, (ii) requisition from the Company the amount of cash, if any, to be paid in lieu of fractional shares in accordance with Section 14 hereof, (iii) after receipt of such certificates or such depositary receipts, cause the same to be delivered to or upon the order of the registered holder of such Rights Certificate, registered in such name or names as may be designated by such holder, and (iv) after receipt thereof, deliver such cash, if any, to or upon the order of the registered holder of such Rights Certificate. In the event that the Company is obligated to issue Common Shares or other securities of the Company, pay cash, and/or distribute other property pursuant to Section 11(a) hereof, the Company will make all arrangements necessary so that such Common Shares, other securities, cash, and/or other property is available for distribution by the Rights Agent, if and when necessary to comply with this Agreement. The payment of the Purchase Price (as such amount may be reduced pursuant to Section 11(a)(iii) hereof) may be made in cash or by certified or bank check or money order payable to the order of the Company.

(d) In case the registered holder of any Rights Certificate shall exercise less than all the Rights evidenced thereby, a new Rights Certificate evidencing the Rights remaining unexercised shall be issued by the Rights Agent and delivered to, or upon the order of, the registered holder of such Rights Certificate, registered in such name or names as may be designated by such holder, subject to the provisions of Sections 6 and 14 hereof.

(e) Notwithstanding anything in this Agreement to the contrary, from and after the time that any Person becomes an Acquiring Person, any Rights Beneficially Owned by (i) an Acquiring Person or an Associate or Affiliate of an Acquiring Person, (ii) a transferee of an Acquiring Person (or of any such Associate or Affiliate) who becomes a transferee after the Acquiring Person becomes such, or (iii) a transferee of an Acquiring Person (or of any such Associate or Affiliate) who becomes a transferee prior to or concurrently with the Acquiring Person becoming such and who receives such Rights pursuant to either (A) a transfer (whether or not for consideration) from the Acquiring Person (or any such Associate or Affiliate) to holders of equity interests in such Acquiring Person (or any such Associate or Affiliate) or to any Person with whom the Acquiring Person (or such Associate or Affiliate) has any continuing written or oral agreement, arrangement, or understanding regarding the transferred Rights, Common Shares, or the Company or (B) a transfer that the Board of Directors has determined in good faith to be part of a plan, agreement, arrangement, or understanding that has as a primary purpose or effect the avoidance of this Section 7(e), shall be null and void without any further action, and any holder of such Rights thereafter shall have no rights or preferences whatsoever with respect to such Rights, whether under any provision of this Agreement, the Rights Certificates, or otherwise (including, without limitation, rights and preferences pursuant to Sections 7, 11, 13, 23, and 24 hereof). The Company shall use reasonable efforts to ensure compliance with the provisions of this Section 7(e) and Section 4(b), but neither the Company nor the Rights Agent shall have any liability to any holder of Rights or any other Person as a result of the Company's failure to make any determination under this Section 7(e) or such Section 4(b) with respect to an Acquiring Person or its Affiliates, Associates, or transferees.

(f) Notwithstanding anything in this Agreement or any Rights Certificate to the contrary, neither the Rights Agent nor the Company shall be obligated to undertake any action with respect to a registered holder upon the occurrence of any purported exercise as set forth in this Section 7 by such registered holder unless such registered holder shall have (i) completed and executed the certificate following the form of election to purchase set forth on the reverse side of the Rights Certificate surrendered for such exercise, and (ii) provided such additional evidence of the identity of the Beneficial Owner (or former Beneficial Owner) of the Rights represented by such Rights Certificate or Affiliates or Associates thereof as the Company shall reasonably request.

SECTION 8. *Cancellation and Destruction of Rights Certificates.* All Rights Certificates surrendered for the purpose of exercise, transfer, split up, combination or exchange shall, if surrendered to the Company or any of its agents, be delivered to the Rights Agent for cancellation or in cancelled form, or, if surrendered to the Rights Agent, shall be cancelled by it, and no Rights Certificates shall be issued in lieu thereof except as expressly permitted by this Agreement. The Company shall deliver to the Rights Agent for cancellation and retirement, and the Rights Agent shall so cancel and retire, any Rights Certificates acquired by the Company otherwise than upon the exercise thereof. The Rights Agent shall deliver all cancelled Rights Certificates to the Company, or shall, at the written request of the Company, destroy such cancelled Rights Certificates, and in such case shall deliver a certificate of destruction thereof to the Company.

SECTION 9. *Reservation and Availability of Capital Stock.* (a) The Company shall at all times prior to the Expiration Date cause to be reserved and kept available out of its authorized but unissued shares of Series A Preferred Stock and/or out of any shares of Series A Preferred Stock held in its treasury (and following the occurrence of a Triggering Event, out of the authorized but unissued shares of such other equity securities of the Company as may be issuable upon exercise of the Rights and/or out of any shares of such securities held in its treasury), the number of shares of Series A Preferred Stock (and following the occurrence of a Triggering Event, the number of shares of such other equity securities of the Company) that, as provided in this Agreement, will be sufficient to permit the full exercise of all outstanding Rights. Upon the occurrence of any events resulting in an increase in the aggregate number of shares of Series A Preferred Stock (or other equity securities of the Company) issuable upon exercise of all outstanding Rights above the number then reserved, the Company shall make appropriate increases in the number of shares so reserved.

(b) So long as the shares of Series A Preferred Stock (and following the occurrence of a Triggering Event, any other equity securities of the Company) to be issued and delivered upon the exercise of the Rights may be listed on any stock exchange, the Company shall during the period from the Distribution Date through the Expiration Date use its best efforts to cause all securities reserved for such issuance to be listed on such exchange upon official notice of issuance upon such exercise.

(c) The Company shall use its reasonable best efforts (i) either (A) as soon as practicable following the first occurrence of a Section 11(a)(ii) Event and a determination by the Company in accordance with Section 11(a)(iii) hereof, if applicable, of the consideration to be delivered by the Company upon exercise of the Rights, or (B) if so required by law, as soon as required following the Distribution Date (the earliest of (A) and (B) being the "Registration Date"), to file a registration statement on an appropriate form under the Securities Act, with respect to the securities that may be acquired upon exercise of the Rights (the "Registration Statement"); (ii) to cause the Registration Statement to become effective as soon as practicable after such filing; (iii) to cause the Registration Statement to remain effective (and to include a prospectus at all times complying with the requirements of the Securities Act) until the earlier of (A) the date as of which the Rights are no longer exercisable for the securities covered by the Registration Statement and (B) the Expiration Date; and (iv) to take as soon as practicable following the Registration Date such action as may be required to ensure that any acquisition of securities upon exercise of the Rights complies with any applicable state securities or "Blue Sky" laws. The Company may temporarily suspend, for a period of time not to exceed 90 days after the date set forth in clause (i) of the first sentence of this Section 9(c), the exercisability of the Rights in order to prepare and file such registration statement and permit it to become effective. Upon any such suspension, the Company shall notify the Rights Agent thereof in writing and shall issue a public announcement stating that the exercisability of the Rights has been temporarily suspended, as well as a public announcement (with written notice thereof to the Rights Agent) at such time as the suspension is no longer in effect, stating that the suspension on the exercisability of the Rights is no longer in effect. Notwithstanding any provision of this Agreement to the contrary, the Rights shall not be exercisable in any jurisdiction (x) if the requisite qualification in such jurisdiction shall not have been obtained and until a registration statement has been declared effective or (y) if the exercise thereof shall not be permitted under applicable law.

(d) The Company shall take such action as may be necessary to ensure that all shares of Series A Preferred Stock (and, following the occurrence of a Triggering Event, any other securities that may be delivered upon exercise of Rights) shall be, at the time of delivery of the certificates or depositary receipts for such securities (subject to payment of the Purchase Price), duly and validly authorized and issued, fully paid and non-assessable.

(e) The Company shall pay when due and payable any and all documentary, stamp, or transfer tax, or other tax or charge, that is payable in respect of the issuance and delivery of the Rights Certificates or the issuance and delivery of any certificates or depository receipts for Series A Preferred Stock (or other equity securities of the Company that may be delivered upon exercise of the Rights) upon the exercise of Rights; provided, however, that the Company shall not be required to pay any such tax or charge that may be payable in connection with the issuance or delivery of Units of Series A Preferred Stock, or any certificates or depositary receipts for such Units of Series A Preferred Stock (or, following the occurrence of a Triggering Event, any other securities, cash or other assets, as the case may be) to any Person other than the registered holder of the Rights Certificates evidencing the Rights surrendered for exercise. The Company shall not be required to issue or deliver any certificates or depositary receipts for Units of Series A Preferred Stock (or, following the occurrence of a Triggering Event, any other securities, cash or other assets, as the case may be) to, or in a name other than that of, the registered holder upon the exercise of any Rights until any such tax or charge shall have been paid (any such tax or charge being payable by the holder of such Rights Certificate at the time of surrender) or until it has been established to the Company's satisfaction that no such tax or charge is due.

(f) The Company shall use its reasonable best efforts, on or prior to the date that is either (A) as soon as practicable following the first occurrence of a Section 11(a)(ii) Event and a determination by the Company in accordance with Section 11(a)(iii) hereof, if applicable, of the consideration to be delivered by the Company upon exercise of the Rights, or (B) if so required by law, as soon as required following the Distribution Date, to obtain any and all regulatory approvals that may be required with respect to the securities purchasable upon exercise of the Rights. The Company may temporarily suspend, for a period of time not to exceed 90 days after the date set forth in the first sentence of this Section 9(f), the exercise of the Rights in order to permit the Company to obtain the necessary regulatory approvals. Upon any such suspension, the Company shall notify the Rights Agent thereof in writing and issue a public announcement stating that the exercise of the Rights has been temporarily suspended, as well as a public announcement (with written notice thereof to the Rights Agent) at such time as the suspension is no longer in effect stating that the suspension on the exercise of the Rights is no longer in effect. Notwithstanding any provision of this Agreement to the contrary, the Rights shall not be exercisable unless and until all required regulatory approvals have been obtained with respect to the securities purchasable upon exercise of the Rights.

SECTION 10. *Series A Preferred Stock Record Date.* Each Person in whose name any certificate for Units of Series A Preferred Stock (or, following the occurrence of a Triggering Event, other securities) is issued upon the exercise of Rights shall for all purposes be deemed to have become the holder of record of the Units of Series A Preferred Stock (or, following the occurrence of a Triggering Event, other securities) represented thereby on, and such certificate shall be dated, the date upon which the Rights Certificate evidencing such Rights was duly surrendered and payment of the Purchase Price (and any applicable transfer taxes) was made; provided, however, that if the date of such surrender and payment is a date upon which the Series A Preferred Stock (or, following the occurrence of a Triggering Event, other securities) transfer books of the Company are closed, such Person shall be deemed to have become the record holder of such securities on, and such certificate shall be dated, the next succeeding Business Day on which the Series A Preferred Stock (or, following the occurrence of a Triggering Event, other securities) transfer books of the Company are open and, provided further, that if delivery of Units of Series A Preferred Stock is delayed pursuant to Section 9(c) hereof, such Persons shall be deemed to have become the record holders of such Units of Series A Preferred Stock only when such Units first become deliverable. Prior to the exercise of the Rights evidenced thereby, the holder of a Rights Certificate shall not be entitled to any rights of a shareholder of the Company with respect to securities for which the Rights shall be exercisable, including, without limitation, the right to vote, to receive dividends or other distributions or to exercise any preemptive rights, and shall not be entitled to receive any notice of any proceedings of the Company, except as provided herein.

SECTION 11. *Adjustment of Purchase Price, Number and Kind of Shares or Number of Rights.* The Purchase Price, the number and kind of securities covered by each Right, and the number of Rights outstanding are subject to adjustment from time to time as provided in this Section 11..

(a) (i) In the event the Company shall at any time after the Rights Dividend Declaration Date (A) declare a dividend on the Series A Preferred Stock payable in shares of Series A Preferred Stock, (B) subdivide the outstanding Series A Preferred Stock, (C) combine the outstanding Series A Preferred Stock into a smaller number of shares, or (D) issue any shares of its capital stock in a reclassification of the Series A Preferred Stock (including any such reclassification in connection with a consolidation or merger in which the Company is the continuing or surviving corporation), except as otherwise provided in this Section 11(a), the Purchase Price in effect at the time of the record date for such dividend or of the effective date of such subdivision, combination or reclassification, and the number and kind of shares (or fractions thereof) of Series A Preferred Stock or capital stock, as the case may be, issuable on such date upon exercise of the Rights, shall be proportionately adjusted so that the holder of any Right exercised after such time shall be entitled to receive, upon payment of the Purchase Price then in effect, the aggregate number and kind of shares (or fractions thereof) of Series A Preferred Stock or capital stock, as the case may be, which, if such Right had been exercised immediately prior to such date, such holder would have owned upon such exercise and been entitled to receive by virtue of such dividend, subdivision, combination or reclassification; provided, however, that in no event shall the consideration to be paid upon the exercise of one Right be less than the aggregate par value of the shares (or fractions thereof) of capital stock of the Company issuable upon exercise of one Right. If an event occurs that would require an adjustment under both this Section 11(a)(i) and Section 11(a)(ii) hereof, the adjustment provided for in this Section 11(a)(i) shall be in addition to, and shall be made prior to, any adjustment required pursuant to Section 11(a)(ii) hereof.

(ii) In the event any Person becomes an Acquiring Person, provision shall be made so that each holder of a Right (except as provided below in Section 11(a)(iii) and in Sections 7(e), 13, and 24 hereof) shall thereafter have the right to receive, upon exercise thereof, at a price equal to the then current Purchase Price multiplied by the number of Units of Series A Preferred Stock for which a Right was exercisable immediately prior to the first occurrence of a Section 11(a)(ii) Event (such product thereafter being, for all purposes of this Agreement other than Section 13 hereof, the "Purchase Price"), in accordance with the terms of this Agreement, in lieu of the number of Units of Series A Preferred Stock for which a Right was exercisable immediately prior to the first occurrence of a Section 11(a)(ii) Event, such number of shares of Common Stock as shall equal the result obtained by dividing (x) the Purchase Price (as the same has been adjusted pursuant to the foregoing provisions of this Section 11(a)(ii)), by (y) 50% of the then current market price (determined pursuant to Section 11(d) hereof) per share of Common Stock on the date of such first occurrence (such shares of Common Stock being the "Adjustment Shares").

(iii) In the event that the number of shares of Common Stock that are authorized by the Company's Certificate of Incorporation but are not outstanding or reserved for issuance for purposes other than upon exercise of the Rights is insufficient to permit the exercise in full of the Rights in accordance with the foregoing subparagraph (ii) of this Section 11(a), the Company shall take all such action as may be necessary to authorize additional shares of Common Stock for issuance upon exercise of the Rights. In the event that the Company shall, after good faith effort, be unable to take all such actions as may be necessary to authorize such additional shares of Common Stock, then the Company shall issue Common Stock to the extent shares thereof are available in connection with exercise of the Rights and to the extent sufficient shares of Common Stock are not available therefor shall substitute, for each share of Common Stock that would otherwise be issuable upon exercise of a Right, a number of Units of Series A Preferred Shares such that the current per share market price of one Unit of Series A Preferred Stock multiplied by such number of Units is equal (as nearly as possible) to the current per share market price of one share of Common Stock as of the date of issuance of such Units of Series A Preferred Stock. In the event that the number of shares of Common Stock, together with the number of Units of Series A Preferred Stock, that are authorized by the Company's Certificate of Incorporation but are not outstanding or reserved for issuance for purposes other than upon exercise of the Rights is insufficient to permit the exercise in full of the Rights in accordance with the foregoing provisions of this subparagraph (iii) and subparagraph (ii) of this Section 11(a), then the Company shall take all such action as may be necessary to authorize additional shares of Series A Preferred Stock for issuance upon exercise of the Rights. In the event that the Company shall, after good faith effort, be unable to take all such actions as may be necessary to authorize such additional shares of Common Stock and/or Units of Series A Preferred Stock, then the Company, by the vote of a majority of the Board of Directors, shall: (A) determine the excess of (1) the value of the Adjustment Shares issuable upon the exercise of each such Right (the "Current Value") over (2) the Purchase Price (such excess being the "Spread"), and (B) with respect to each such Right, make adequate provision to substitute for such Adjustment Shares, upon exercise of such Rights and payment of the applicable Purchase Price, (1) cash, (2) a reduction in the Purchase Price, (3) Common Stock, Units of Series A Preferred Stock, and/or other equity securities of the Company, each to the extent permitted by the Company's Certificate of Incorporation (including, without limitation, shares, or units of shares, of preferred stock that the Board of Directors has deemed to have the same value as shares of Common Stock (the "Preferred Stock Equivalents")), (4) debt securities of the Company, (5) other assets, or (6) any combination of the foregoing, having an aggregate value equal to the Current Value, where such aggregate value has been determined by a majority of the Board of Directors, after receiving advice from a nationally recognized investment banking firm; provided, however, that if the Company shall not have made adequate provision to deliver value pursuant to clause (B) above within thirty days following the first occurrence of a Section 11(a)(ii) Event (for purposes hereof, the "Section 11(a)(iii) Trigger Date"), then the Company shall be obligated to deliver, upon the surrender for exercise of a Right and without requiring payment of the Purchase Price, shares of Common Stock (to the extent available) and then, if necessary, Units of Series A Preferred Stock (to the extent available) and then, if necessary, cash, which shares of Common Stock, Units of Series A Preferred Stock and/or cash shall have an aggregate value equal to the Spread. To the extent that the Company determines that some action need be taken pursuant to this Section 11(a)(iii), the Company shall provide, subject to Section 7(e) hereof, that such action shall apply uniformly to all outstanding Rights. For purposes of this Section 11(a)(iii), the value of a share of Common Stock shall be the current market price (as determined pursuant to Section 11(d) hereof) per share of Common Stock on the Section 11(a)(iii) Trigger Date, the value of a Unit of Series A Preferred Stock shall be the current market price (as determined pursuant to Section 11(d) hereof) per Unit of Series A Preferred Stock on the Section 11(a)(iii) Trigger Date, and the value of a unit or share, as applicable, of any Preferred Stock Equivalent shall be deemed to have the same value as the Common Stock on such date.

(b) In case the Company shall fix a record date for the issuance of rights, options, or warrants to all holders of any Series A Preferred Stock entitling them to subscribe for or purchase (for a period expiring within forty-five calendar days after such record date) shares of Series A Preferred Stock (or shares having substantially the same rights, privileges, and preferences as shares of Series A Preferred Stock ("Equivalent Preferred Stock")) or securities convertible into Series A Preferred Stock or Equivalent Preferred Stock at a price per share of Series A Preferred Stock or per share of Equivalent Preferred Stock (or having a conversion price per share, if a security convertible into Series A Preferred Stock or Equivalent Preferred Stock) less than the current market price (as determined pursuant to Section 11(d) hereof) per share of Series A Preferred Stock on such record date, then the Purchase Price with respect to the Series A Preferred Stock to be in effect after such record date shall be determined by multiplying the Purchase Price in effect immediately prior to such record date by a fraction, the numerator of which shall be the sum of the number of shares of Series A Preferred Stock outstanding on such record date plus the number of shares of Series A Preferred Stock that the aggregate offering price of the total number of shares of Series A Preferred Stock and/or Equivalent Preferred Stock so to be offered (and/or the aggregate initial conversion price of the convertible securities so to be offered) would purchase at such current market price, and the denominator of which shall be the number of shares of Series A Preferred Stock outstanding on such record date plus the number of additional shares of Series A Preferred Stock and/or Equivalent Preferred Stock to be offered for subscription or purchase (or into which the convertible securities so to be offered are initially convertible). In case such subscription price may be paid by delivery of consideration all or part of which may be in a form other than cash, the value of such consideration shall be as determined by the Board of Directors, whose determination shall be described in a statement filed with the Rights Agent and shall be binding on the Rights Agent and the holders of the Rights. Shares of Series A Preferred Stock owned by or held for the account of the Company or any Subsidiary shall not be deemed outstanding for the purpose of such computation. Such adjustment shall be made successively whenever such a record date is fixed, and in the event that such rights or warrants are not so issued, the Purchase Price shall be adjusted to be the Purchase Price that would then be in effect if such record date had not been fixed.

(c) In case the Company shall fix a record date for a distribution to all holders of shares of Series A Preferred Stock (including any such distribution made in connection with a consolidation or merger in which the Company is the continuing corporation), evidences of indebtedness, cash (other than a regular quarterly cash dividend out of the earnings or retained earnings of the Company), assets (other than a dividend payable in shares of Series A Preferred Stock, but including any dividend payable in stock other than Series A Preferred Stock), or subscription rights, options, or warrants (excluding those referred to in Section 11(b) hereof), then, in each case, the Purchase Price to be in effect after such record date shall be determined by multiplying the Purchase Price in effect immediately prior to such record date by a fraction, the numerator of which shall be the current market price (as determined pursuant to Section 11(d) hereof) per share of Series A Preferred Stock on such record date minus the fair market value (as determined in good faith by a majority of the Board of Directors, whose determination shall be described in a statement filed with the Rights Agent and shall be binding and conclusive for all purposes on the Rights Agent and the holder of the Rights) of the cash, assets, or evidences of indebtedness so to be distributed or of such subscription rights or warrants distributable in respect of a share of Series A Preferred Stock and the denominator of which shall be such current market price (as determined pursuant to Section 11(d) hereof) per share of Series A Preferred Stock on such record date. Such adjustments shall be made successively whenever such a record date is fixed, and in the event that such distribution is not so made, the Purchase Price shall be adjusted to be the Purchase Price that would have been in effect if such record date had not been fixed.

(d) (i) For the purpose of any computation hereunder, the "current market price" per share of any security, including the Common Stock or any Common Equity Interest, on any date shall be deemed to be the average of the daily closing prices per share of such security for the ten consecutive Trading Days (as such term is hereinafter defined) immediately prior to such date; provided, however, if prior to the expiration of such requisite ten Trading Day period, the issuer announces either (A) a dividend or distribution on such security payable in shares of such security or securities convertible into such shares (other than the Rights), or (B) any subdivision, combination, or reclassification of such shares, then, following the ex-dividend date for such dividend or the record date for such subdivision, as the case may be, the "current market price" for such security shall be properly adjusted to take into account such event. The closing price for each day shall be, if the shares of such security are listed and admitted to trading on a national securities exchange, as reported in the principal consolidated transaction reporting system with respect to securities listed on the principal national securities exchange on which such shares of such security are listed or admitted to trading or, if such shares are not listed or admitted to trading on any national securities exchange, the last quoted price or, if not so quoted, the average of the high bid and low asked prices in the over-the-counter market, as reported by the

National Association of Securities Dealers, Inc. Automated Quotation System ("NASDAQ") or such other system then in use, or, if on any such date such shares are not quoted by any such organization, the average of the closing bid and asked prices as furnished by a professional market maker making a market in such shares selected by a majority of the Board of Directors. If on any such date no market maker is making a market in such shares, the fair value of such shares on such date as determined in good faith by a majority of the Board of Directors shall be used. If such shares are not publicly held or not so listed or traded, "current market price" per share shall mean the fair value per share as determined in good faith by a majority of the Board of Directors, whose determination shall be described in a statement filed with the Rights Agent and shall be conclusive for all purposes. The term "Trading Day" shall mean, if such shares of such security are listed or admitted to trading on any national securities exchange, a day on which the principal national securities exchange on which such shares are listed or admitted to trading is open for the transaction of business or, if such shares are not so listed or admitted, a Business Day.

(ii) For the purpose of any computation hereunder, the "current market price" per share of Series A Preferred Stock shall be determined in the same manner as set forth above for Common Stock in clause (i) of this Section 11(d) (other than the fourth sentence thereof). If the current market price per share of Series A Preferred Stock cannot be determined in the manner provided above or if the Series A Preferred Stock is not publicly held or listed or traded in a manner described in clause (i) of this Section 11(d), the "current market price" per share of Series A Preferred Stock shall be conclusively deemed to be the "current market price" per share of the Common Stock multiplied by 1,000 (as such amount may be appropriately adjusted to reflect any stock split, reverse stock split, stock dividend, or any similar transaction with respect to Common Stock occurring after the date of this Agreement. If neither the Common Stock nor the Series A Preferred Stock is publicly held or so listed or traded, "current market price" per share of Series A Preferred Stock shall mean the fair value per share as determined in good faith by the Board of Directors, whose determination shall be described in a statement filed with the Rights Agent and shall be binding on the Rights Agent and the holders of the Rights. For all purposes of this Agreement, the "current market price" of a Unit of Series A Preferred Stock shall be equal to the "current market price" of one share of Series A Preferred Stock divided by 1,000.

(e) Anything herein to the contrary notwithstanding, no adjustment in the Purchase Price shall be required unless such adjustment would require an increase or decrease of at least one percent in the Purchase Price; provided, however, that any adjustments that by reason of this Section 11(e) are not required to be made shall be carried forward and taken into account in any subsequent adjustment. All calculations under this Section 11 shall be made to the nearest cent or to the nearest ten-thousandth of a Common Share or Common Equity Interest or other share or one-millionth of a share of Series A Preferred Stock, as the case may be. Notwithstanding the first sentence of this Section 11(e), any adjustment required by this Section 11 shall be made no later than the earlier of (i) three years from the date of the transaction that mandates such adjustment or (ii) the Expiration Date.

(f) If, as a result of an adjustment made pursuant to Sections 11(a)(ii) or 13(a) hereof, the holder of any Right thereafter exercised shall become entitled to receive any shares of capital stock other than Series A Preferred Stock, thereafter the number of such other shares so receivable upon exercise of any Right and the Purchase Price thereof shall be subject to adjustment from time to time in a manner and on terms as nearly equivalent as practicable to the provisions with respect to the Series A Preferred Stock contained in Sections 11(a), (b), (c), (d), (e), (g), (h), (i), (j), (k), (1), and (m), and the provisions of Sections 7, 9, 10, 13, and 14 hereof with respect to the Series A Preferred Stock shall apply on like terms to any such other shares.

(g) All Rights originally issued by the Company subsequent to any adjustment made to the Purchase Price hereunder shall evidence the right to purchase, at the adjusted Purchase Price, the number of Units of Series A Preferred Stock (or other securities or amount of cash or combination thereof) that may be acquired from time to time hereunder upon exercise of the Rights, all subject to further adjustment as provided herein.

(h) Unless the Company shall have exercised its election as provided in Section 11(i), upon each adjustment of the Purchase Price as a result of the calculations made in Sections 11(b) and (c), each Right outstanding immediately prior to the making of such adjustment shall thereafter evidence the right to purchase, at the adjusted Purchase Price, that number of Units of Series A Preferred Stock (calculated to the nearest one ten-thousandth of a Unit) obtained by (i) multiplying (x) the number of Units of Series A Preferred Stock covered by a Right immediately prior to this adjustment by (y) the Purchase Price in effect immediately prior to such adjustment of the Purchase Price and (ii) dividing the product so obtained by the Purchase Price in effect immediately after such adjustment of the Purchase Price.

(i) The Company may elect on or after the date of any adjustment of the Purchase Price to adjust the number of Rights, in lieu of any adjustment in the number of Units of Series A Preferred Stock that may be acquired upon the exercise of a Right. Each of the Rights outstanding after the adjustment in the number of Rights shall be exercisable for the number of Units of Series A Preferred Stock for which a Right was exercisable immediately prior to such adjustment. Each Right held of record prior to such adjustment of the number of Rights shall become that number of Rights (calculated to the nearest one ten-thousandth of a Right) obtained by dividing the Purchase Price in effect immediately prior to adjustment of the Purchase Price by the Purchase Price in effect immediately after adjustment of the Purchase Price. The Company shall make a public announcement, and notify the Rights Agent in writing, of its election to adjust the number of Rights, indicating the record date for the adjustment, and, if known at the time, the amount of the adjustment to be made. This record date may be the date on which the Purchase Price is adjusted or any day thereafter, but, if the Rights Certificates have been issued, shall be at least ten days later than the date of such public announcement. If Rights Certificates have been issued, upon each adjustment of the number of Rights pursuant to this Section 11(i), the Company shall, as promptly as practicable, cause to be distributed to holders of record of Rights Certificates on such record date Rights Certificates evidencing, subject to Section 14 hereof, the additional Rights to which such holders shall be entitled as a result of such adjustment, or, at the option of the Company, shall cause to be distributed to such holders of record in substitution and replacement for the Rights Certificates held by such holders prior to the date of adjustment, and upon surrender thereof, if required by the Company, new Rights Certificates evidencing all the Rights to which such holders shall be entitled after such adjustment. Rights Certificates to be so distributed shall be issued, executed, and countersigned in the manner provided for herein (and may bear, at the option of the Company, the adjusted Purchase Price) and shall be registered in the names of the holders of record of Rights Certificates on the record date specified in the public announcement.

(j) Irrespective of any adjustment or change in the Purchase Price or the number of Units of Series A Preferred Stock issuable upon the exercise of the Rights, the Rights Certificates theretofore and thereafter issued may continue to express the Purchase Price per Unit and the number of Units of Series A Preferred Stock that was expressed in the initial Rights Certificates issued hereunder.

(k) Before taking any action that would cause an adjustment reducing the Purchase Price below the then par value of the number of Units of Series A Preferred Stock issuable upon exercise of the Rights, the Company shall take any corporate action that may, in the opinion of its counsel, be necessary in order that the Company may validly and legally issue such fully paid and non-assessable number of Units of Series A Preferred Stock at such adjusted Purchase Price.

(l) In any case in which this Section 11 shall require that an adjustment in the Purchase Price be made effective as of a record date for a specified event, the Company may elect to defer (and shall notify the Rights Agent in writing of any such election) until the occurrence of such event the issuance to the holder of any Right exercised after such record date of that number of Units of Series A Preferred Stock and shares of other capital stock or securities of the Company, if any, issuable upon such exercise over and above the number of Units of Series A Preferred Stock and shares of other capital stock or securities of the Company, if any, issuable upon such exercise on the basis of the Purchase Price in effect prior to such adjustment; provided, however, that the Company shall deliver to such holder a due bill or other appropriate instrument evidencing such holder's right to receive such additional shares (fractional or otherwise) or securities upon the occurrence of the event requiring such adjustment.

(m) Anything in this Section 11 to the contrary notwithstanding, prior to the Distribution Date, the Company shall be entitled to make such reductions in the Purchase Price, in addition to those adjustments expressly required by this Section 11, as and to the extent that the Board of Directors shall determine that any (i) consolidation or subdivision of the Series A Preferred Stock, (ii) issuance wholly for cash of any shares of

Series A Preferred Stock at less than the current market price, (iii) issuance wholly for cash of shares of Series A Preferred Stock or securities that by their terms are convertible into or exchangeable for shares of Series A Preferred Stock, (iv) stock dividends, or (v) issuance of rights, options, or warrants referred to in this Section 11, hereafter made by the Company to holders of its Series A Preferred Stock, shall not be taxable to such holders or shall reduce the taxes payable by such holders.

(n) The Company shall not, at any time after the Distribution Date, (i) consolidate with any other Person (other than a direct or indirect, wholly-owned Subsidiary of the Company in a transaction that complies with Section 11(o) hereof), (ii) merge with or into any other Person (other than a direct or indirect, wholly-owned Subsidiary of the Company in a transaction that complies with Section 11(o) hereof), or (iii) sell or transfer (or permit any Subsidiary to sell or transfer), in one transaction, or a series of transactions, assets or earning power aggregating more than 50% of the assets or earning power of the Company and its Subsidiaries (taken as a whole) to any other Person or Persons (other than the Company and/or any of its direct or indirect, wholly-owned Subsidiaries in one or more transactions, each of which complies with Section 11(o) hereof), if (x) at the time of or immediately after such consolidation, merger, or sale there are any rights, warrants, or other instruments or securities outstanding or agreements in effect that would substantially diminish or otherwise eliminate the benefits intended to be afforded by the Rights or (y) prior to, simultaneously with, or immediately after such consolidation, merger, or sale, the Person that constitutes, or would constitute, the "Principal Party" for purposes of Section 13(a) hereof shall have distributed or otherwise transferred to its shareholders or other persons holding an equity interest in such Person Rights previously owned by such Person or any of its Affiliates and Associates; provided, however, that this Section 11(n) shall not affect the ability of any Subsidiary of the Company to consolidate with, merge with or into, or sell or transfer assets or earning power to, any other Subsidiary of the Company.

(o) After the Distribution Date and so long as any Rights shall then be outstanding (other than Rights that have become null and void pursuant to Section 7(e) hereof), the Company shall not, except as permitted by Sections 23, 24, and 27 hereof, take (or permit any Subsidiary of the Company to take) any action if at the time such action is taken it is reasonably foreseeable that such action will diminish substantially or otherwise eliminate the benefits intended to be afforded by the Rights.

(p) Anything in this Agreement to the contrary notwithstanding, in the event that the Company shall at any time after the Effective Date and prior to the Distribution Date (i) declare a dividend on the outstanding Common Shares payable in Common Shares, (ii) subdivide any outstanding Common Shares, (iii) combine any of the outstanding Common Shares into a smaller number of shares, or (iv) issue any shares of its capital stock in a reclassification of the Common Shares (including any such reclassification in connection with a consolidation or merger in which the Company is the continuing or surviving corporation), the number of Rights associated with each Common Share then outstanding, or issued or delivered thereafter but prior to the Distribution Date, shall be proportionately adjusted so that the number of Rights thereafter associated with each Common Share following any such event shall equal the result obtained by multiplying the number of Rights associated with each Common Share immediately prior to such event by a fraction the numerator of which shall be the total number of Common Shares outstanding immediately prior to the occurrence of the event and the denominator of which shall be the total number of Common Shares outstanding immediately following the occurrence of such event. The adjustments provided for in this Section 11(p) shall be made successively whenever such a dividend is declared or paid or such a subdivision, combination, or reclassification is effected. If an event occurs that would require an adjustment under Section 11(a)(ii) and this Section 11(p), the adjustments provided for in this Section 11(p) shall be in addition and prior to any adjustment required pursuant to Section 11(a)(ii).

SECTION 12. *Certificate of Adjusted Purchase Price or Number of Shares.* Whenever an adjustment is made as provided in Section 11 or Section 13 hereof, the Company shall (a) promptly prepare a certificate setting forth such adjustment and a brief statement of the facts and computations accounting for such adjustment, (b) promptly file with the Rights Agent, and with each transfer agent for the Series A Preferred Stock and the Common Shares, a copy of such certificate and (c) mail a brief summary thereof to each holder of a Rights Certificate (or, if prior to the Distribution Date, to each holder of a certificate representing Common Shares) in accordance with Section 26 hereof. The Rights Agent shall be fully protected in relying on any such certificate and on any adjustment or statement therein contained and shall have no duty or liability with respect to, and shall not be deemed to have knowledge of, any adjustment or any such event unless and until it shall have received such a certificate.

SECTION 13. *Consolidation, Merger or Sale or Transfer of Assets or Earning Power.*

(a) At any time after a Person has become an Acquiring Person, in the event that, directly or indirectly, either (x) the Company shall consolidate with, or merge with and into, any other Person (other than a direct or indirect, wholly-owned Subsidiary of the Company in a transaction that complies with Section 11(o) hereof), and the Company shall not be the continuing or surviving entity of such consolidation or merger, (y) any Person (other than a direct or indirect, wholly-owned Subsidiary of the Company in a transaction that complies with Section 11(o) hereof) shall consolidate with, or merge with or into, the Company, and the Company shall be the continuing or surviving entity of such consolidation or merger and, in connection with such consolidation or merger, all or part of the outstanding Common Shares shall be converted into or exchanged for stock or other securities of any other Person (or the Company) or cash or any other property or (z) the Company shall sell or otherwise transfer (or one or more of its Subsidiaries shall sell or otherwise transfer) to any Person or Persons (other than the Company or any of its direct or indirect, wholly-owned Subsidiaries in one or more transactions, each of which complies with Section 11(o) hereof), in one or more transactions, assets or earning power aggregating 50% or more of the assets or earning power of the Company and its Subsidiaries (taken as a whole) (any such event described in (x), (y), or (z) being herein referred to as a "Section 13 Event"); then, and in each such case, proper provision shall be made so that:

(i) each holder of a Right, except as provided in Section 7(e) hereof, shall thereafter have the right to receive, upon the exercise thereof at the then current Purchase Price multiplied by the number of Units of Series A Preferred Stock for which a Right is then exercisable, in accordance with the terms of this Agreement and in lieu of Units of Series A Preferred Stock, such number of validly authorized and issued, fully paid, and non-assessable shares of Common Equity Interest of the Principal Party (which shares shall not be subject to any liens, encumbrances, rights of first refusal, transfer restrictions, or other adverse claims) as shall be equal to the result obtained by (1) multiplying such then current Purchase Price by the number of Units of Series A Preferred Stock for which such Right is exercisable immediately prior to the first occurrence of a Section 13 Event (or, if a Section 11(a)(ii) Event has occurred prior to the first occurrence of a Section 13 Event, multiplying the number of such Units of Series A Preferred Stock for which a Right would be exercisable hereunder but for the occurrence of such Section 11(a)(ii) Event by the Purchase Price that would be in effect hereunder but for such first occurrence) and (2) dividing that product (which, following the first occurrence of a Section 13 Event, shall be the "Purchase Price" for all purposes of this Agreement) by 50% of the then current market price (determined pursuant to Section 11(d) hereof) per share of the Common Equity Interest of such Principal Party on the date of consummation of such Section 13 Event;

(ii) such Principal Party shall thereafter be liable for, and shall assume, by virtue of such Section 13 Event, all the obligations and duties of the Company pursuant to this Agreement;

(iii) the term "Company" shall thereafter be deemed to refer to such Principal Party, it being specifically intended that the provisions of Section 11 hereof shall apply only to such Principal Party following the first occurrence of a Section 13 Event;

(iv) such Principal Party shall take such steps (including, but not limited to, the reservation of a sufficient number of shares of its Common Equity Interest) in connection with the consummation of any such transaction as may be necessary to ensure that the provisions hereof shall thereafter be applicable, as nearly as reasonably may be possible, to its shares of Common Equity Interest thereafter deliverable upon the exercise of the Rights; and

(v) the provisions of Section 11(a)(ii) hereof shall be of no further effect following the first occurrence of any Section 13 Event, and the Rights that have not theretofore been exercised shall thereafter become exercisable in the manner described in this Section 13.

(b) "*Principal Party*" shall mean:

(i) in the case of any transaction described in clause (x) or (y) of the first sentence of Section 13(a), (A) the Person (including the Company as successor thereto or as the surviving entity) that is the issuer of any securities or other equity interests into which shares of Common Stock are converted in such merger or consolidation, or, if there is more than one such issuer, the issuer of Common Equity Interest that has the highest aggregate current market price (determined pursuant to Section 11(d) hereof) and (B) if no securities or other equity interests are so issued, the Person (including the Company as successor thereto or as the surviving entity) that is the other constituent party to such merger or consolidation, or, if there is more than one such Person, the Person that is a constituent party to such merger or consolidation, the Common Equity Interest of which has the highest aggregate current market price (determined pursuant to Section 11(d) hereof); and

(ii) in the case of any transaction described in clause (z) of the first sentence of Section 13(a), the Person that is the party receiving the largest portion of the assets or earning power transferred pursuant to such transaction or transactions, or, if each Person that is a party to such transaction or transactions receives the same portion of the assets or earning power transferred pursuant to such transaction or transactions or if the Person receiving the largest portion of the assets or earning power cannot be determined, whichever Person that has received assets or earning power pursuant to such transaction or transactions, the Common Equity Interest of which has the highest aggregate current market price (determined pursuant to Section 11(d) hereof);

provided, however, that in any such case, (1) if the Common Equity Interest of such Person is not at such time and has not been continuously over the preceding twelve-month period registered under Section 12 of the Exchange Act ("Registered Common Equity Interest"), and such Person is a direct or indirect Subsidiary of another Person that has Registered Common Equity Interest outstanding, "Principal Party" shall refer to such other Person; (2) if the Common Equity Interest of such Person is not Registered Common Equity Interest, and such Person is a direct or indirect Subsidiary of another Person (other than an individual), but is not a direct or indirect Subsidiary of another Person that has Registered Common Equity Interest outstanding, "Principal Party" shall refer to the ultimate parent entity of such first-mentioned Person; (3) if the Common Equity Interest of such Person is not Registered Common Equity Interest, and such Person is directly or indirectly controlled by more than one Person, and one or more of such other Persons has Registered Common Equity Interest outstanding, "Principal Party" shall refer to whichever of such other Persons is the issuer of the Registered Common Equity Interest having the highest aggregate current market price (determined pursuant to Section 11(d) hereof); and (4) if the Common Equity Interest of such Person is not Registered Common Equity Interest, and such Person is directly or indirectly controlled by more than one Person (one or more of which is a Person other than an individual), and none of such other Persons has Registered Common Equity Interest outstanding, "Principal Party" shall refer to whichever ultimate parent entity is the corporation having the greatest stockholders' equity or, if no such ultimate parent entity is a corporation, shall refer to whichever ultimate parent entity is the entity having the greatest net assets.

(c) The Company shall not consummate any Section 13 Event unless the Principal Party shall have a sufficient number of authorized shares of its Common Equity Interest that have not been issued (or reserved for issuance) or that are held in its treasury to permit the exercise in full of the Rights in accordance with this Section 13, and unless prior thereto the Company and such Principal Party shall have executed and delivered to the Rights Agent a supplemental agreement providing for the terms set forth in paragraphs (a) and (b) of this Section 13 and further providing that the Principal Party shall use its best efforts to:

(i) (A) prepare and file on an appropriate form, as soon as practicable following the execution of such agreement, a registration statement under the Securities Act with respect to the shares of Common Equity Interest that may be acquired upon exercise of the Rights, (B) cause such registration statement to remain effective (and to include a prospectus at all times complying with the requirements of the Securities Act) until the Expiration Date, and (C) take such action as may be required to ensure that any acquisition of such shares of Common Equity Interest upon the exercise of the Rights complies with any applicable state security or "Blue Sky" laws as soon as practicable following the execution of such agreement;

(ii) as soon as practicable after the execution of such agreement, deliver to holders of the Rights historical financial statements for the Principal Party and each of its Affiliates that comply in all respects with the requirements for registration on Form 10 (or any successor form) under the Exchange Act; and

(iii) obtain any and all regulatory approvals as may be required with respect to the shares of Common Equity Interest securities that may be acquired upon exercise of the Rights.

(d) In case the Principal Party that is to be a party to a transaction referred to in this Section 13 has at the time of such transaction, or immediately following such transaction will have, a provision in any of its authorized securities or in its certificate of incorporation or by-laws or other instrument governing its affairs, or any other agreements or arrangements, which provision would have the effect of (i) causing such Principal Party to issue, in connection with, or as a consequence of, the consummation of a transaction referred to in this Section 13, shares of Common Equity Interest of such Principal Party at less than the then current market price per share (determined pursuant to Section 11(d) hereof) or securities exercisable for, or convertible into, Common Equity Interest of such Principal Party at less than such then current market price (other than to holders of Rights pursuant to this Section 13); (ii) providing for any special payment, tax, or similar provisions in connection with the issuance of the Common Equity Interest of such Principal Party pursuant to the provisions of Section 13; or (iii) otherwise eliminating or substantially diminishing the benefits intended to be afforded by the Rights in connection with, or as a consequence of, the consummation of a transaction referred to in this Section 13; then, in such event, the Company shall not consummate any such transaction unless prior thereto the Company and such Principal Party shall have executed and delivered to the Rights Agent a supplemental agreement providing that the provision in question of such Principal Party shall have been cancelled, waived, or amended, or that the authorized securities shall be redeemed, so that the applicable provision will have no effect in connection with, or as a consequence of, the consummation of the proposed transaction.

(e) The provisions of this Section 13 shall similarly apply to successive mergers or consolidations or sales or other transfers. In the event that a Section 13 Event shall occur at any time after the occurrence of a Section 11(a)(ii) Event, the Rights that have not theretofore been exercised shall thereafter become exercisable in the manner described in Section 13(a).

SECTION 14. *Fractional Rights; Fractional Shares; Waiver.* (a) The Company shall not be required to issue fractions of Rights or to distribute Rights Certificates that evidence fractional Rights. In lieu of such fractional Rights, there shall be paid to the Persons to which such fractional Rights would otherwise be issuable, an amount in cash equal to such fraction of the market value of a whole Right. For purposes of this Section 14(a), the market value of a whole Right shall be the closing price of the Rights for the Trading Day immediately prior to the date that such fractional Rights would have been otherwise issuable. The closing price of the Rights for any day shall be, if the Rights are listed or admitted to trading on a national securities exchange, as reported in the principal consolidated transaction reporting system with respect to securities listed on the principal national securities exchange on which the Rights are listed or admitted to trading or, if the Rights are not listed or admitted to trading on any national securities exchange, the last quoted price or, if not so quoted, the average of the high bid and low asked prices in the over-the-counter market, as reported by NASDAQ or such other system then in use or, if on any such date the Rights are not quoted by any such organization, the average of the closing bid and asked prices as furnished by a professional market maker making a market in the Rights selected by the Board of Directors. If on any such date no such market maker is making a market in the Rights, the fair value of the Rights on such date as determined in good faith by the Board of Directors shall be used and such determination shall be described in a statement filed with the Rights Agent and delivered to the holders of the Rights, which shall be conclusive for all purposes.

(b) The Company shall not be required to issue fractions of shares of Series A Preferred Stock (other than fractions that are integral multiples of one one-thousandth of a share of Series A Preferred Stock) upon exercise of the Rights or to distribute certificates that evidence such fractional shares of Series A Preferred Stock (other than fractions that are integral multiples of one one-thousandth of a share of Series A Preferred

Stock). Subject to Section 7(c)(1) hereof, fractions of shares of Series A Preferred Stock in integral multiples of one one-thousandth of a share of Series A Preferred Stock may, at the election of the Company, be evidenced by depositary receipts, pursuant to an appropriate agreement between the Company and a Depositary Agent selected by it; provided, however, that such agreement shall provide that the holders of such depositary receipts shall have all the rights, privileges, and preferences to which they are entitled as Beneficial Owners of the shares of Series A Preferred Stock represented by such depositary receipts. In lieu of such fractional shares of Series A Preferred Stock that are not integral multiples of one one-thousandth of a share, the Company may pay to the registered holders of Rights Certificates at the time such Rights are exercised as herein provided an amount in cash equal to the same fraction of the then current market price of a share of Series A Preferred Stock on the day of exercise, determined in accordance with Section 11(d) hereof.

(c) The holder of a Right, by the acceptance of the Right, expressly waives his right to receive any fractional Rights or any fractional shares upon exercise of a Right, except as permitted by this Section 14.

SECTION 15. *Rights of Action.* All rights of action in respect of this Agreement, other than rights of action vested in the Rights Agent pursuant to Section 18 hereof, are vested in the respective registered holders of the Rights Certificates (and, prior to the Distribution Date, the registered holders of certificates representing Common Shares); and any registered holder of a Rights Certificate (or, prior to the Distribution Date, of a certificate representing Common Shares), without the consent of the Rights Agent or of the holder of any other Rights Certificate (or, prior to the Distribution Date, of a certificate representing Common Shares), may, in his own behalf and for his own benefit, enforce, and may institute and maintain any suit, action or proceeding against the Company or any other Person to enforce, or otherwise act in respect of, his right to exercise the Rights evidenced by such Rights Certificate in the manner provided in such Rights Certificate and in this Agreement. Without limiting the foregoing or any remedies available to the holders of Rights, it is specifically acknowledged that the holders of Rights would not have an adequate remedy at law for any breach of this Agreement and shall be entitled to specific performance of the obligations hereunder and injunctive relief against actual or threatened violations of the obligations hereunder of any Person subject to this Agreement.

SECTION 16. *Agreement of Rights Holders.* Every holder of a Right, by accepting the same, consents and agrees with the Company and the Rights Agent and with every other holder of a Right that:

(a) prior to the Distribution Date, the Rights will be transferable only in connection with the transfer of Common Shares;

(b) after the Distribution Date, the Rights Certificates are transferable only on the registry books of the Rights Agent if surrendered at the office of the Rights Agent designated for such purposes, duly endorsed or accompanied by a proper instrument of transfer and with the appropriate forms and certificates duly executed;

(c) subject to Section 6(a) and Section 7(f) hereof, the Company and the Rights Agent may deem and treat the Person in whose name a Rights Certificate (or, prior to the Distribution Date, the associated Common Share certificate) is registered as the absolute owner thereof and of the Rights evidenced thereby (notwithstanding any notations of ownership or writing on the Rights Certificates or the associated Common Share certificate made by anyone other than the Company or the Rights Agent) for all purposes whatsoever, and neither the Company nor the Rights Agent, subject to the last sentence of Section 7(e) hereof, shall be affected by any notice to the contrary; and

(d) notwithstanding anything in this Agreement to the contrary, neither the Company nor the Rights Agent shall have any liability to any holder of a Right or any other Person as a result of its inability to perform any of its obligations under this Agreement by reason of any preliminary or permanent injunction or other order, decree, judgment, or ruling issued by a court of competent jurisdiction or by a governmental, regulatory, or administrative agency or commission, or any statute, rule, regulation, or executive order promulgated or enacted by any governmental authority, prohibiting or otherwise restraining performance of such obligation; provided, however, the Company must use its best efforts to have any such order, decree, judgment, or ruling lifted or otherwise overturned as promptly as practicable.

SECTION 17. *Rights Certificate Holder Not Deemed a Stockholder.* No holder, as such, of any Rights Certificate shall be entitled to vote, receive dividends or be deemed for any purpose the holder of the number of shares of Series A Preferred Stock or any other securities of the Company that may at any time be issuable on the exercise of the Rights represented thereby, nor shall anything contained herein or in any Rights Certificate be construed to confer upon the holder of any Rights Certificate, as such, any of the rights of a stockholder of the Company or any right to vote for the election of directors or upon any matter submitted to stockholders at any meeting thereof, or to give or withhold consent to any corporate action, or, except as provided in Section 25 hereof, to receive notice of meetings or other actions affecting shareholders, or to receive dividends or subscription rights, or otherwise, until the Right or Rights evidenced by such Rights Certificate shall have been exercised in accordance with the provisions hereof.

SECTION 18. *Concerning the Rights Agent.* (a) The Company agrees to pay to the Rights Agent reasonable compensation for all services rendered by it hereunder and, from time to time, on demand of the Rights Agent, its reasonable expenses, including reasonable fees and disbursements of counsel and other reasonable disbursements, incurred in the preparation, delivery, amendment, administration, or execution of this Agreement and the acceptance, administration, exercise and performance of its duties hereunder. The Company also agrees to indemnify the Rights Agent for, and to hold it harmless against, any loss, liability, damage, judgment, fine, penalty, claim, demand, settlement, cost, or expense (including, without limitation, the reasonable fees and disbursements of counsel), incurred without negligence, bad faith, or willful misconduct on the part of the Rights Agent, for any action taken, suffered, or omitted by the Rights Agent in connection with the acceptance, administration, exercise, and performance of its duties under this Agreement, including the costs and expenses of defending against any claim of liability hereunder.

(b) The Rights Agent shall be authorized and protected and shall incur no liability for, or in respect of any action taken, suffered, or omitted by it in connection with, its acceptance and administration of this Agreement and the exercise and performance of its duties hereunder, in reliance upon any Rights Certificate or certificate for shares of Series A Preferred Stock or for other capital stock or securities of the Company, instrument of assignment or transfer, power of attorney, endorsement, affidavit, letter, notice, direction, consent, certificate, statement, or other paper or document believed by it to be genuine and to have been signed, executed and, where necessary, verified or acknowledged by the proper Person or Persons.

(c) The provisions of this Section 18 and Section 20 below shall survive the termination of this Agreement, the exercise or expiration of the Rights, and the resignation, replacement, or removal of the Rights Agent.

SECTION 19. *Merger or Consolidation or Change of Name of Rights Agent.* (a) Any Person into which the Rights Agent or any successor Rights Agent may be merged or with which it may be consolidated, or any Person resulting from any merger or consolidation to which the Rights Agent or any successor Rights Agent shall be a party, or any Person succeeding to the corporate trust or shareholder services businesses of the Rights Agent or any successor Rights Agent, shall be the successor to the Rights Agent under this Agreement without the execution or filing of any document or any further act on the part of any of the parties hereto; provided, however, that such Person would be eligible for appointment as a successor Rights Agent under the provisions of Section 21 hereof. In case at the time such successor Rights Agent shall succeed to the agency created by this Agreement, any of the Rights Certificates shall have been countersigned but not delivered, any such successor Rights Agent may adopt the countersignature of a predecessor Rights Agent and deliver such Rights Certificates so countersigned; and in case at that time any of the Rights Certificates shall not have been countersigned, any successor Rights Agent may countersign such Rights Certificates either in the name of the predecessor Rights Agent or in the name of the successor Rights Agent; and in all such cases such Rights Certificates shall have the full force provided in the Rights Certificates and in this Agreement.

(b) In case at any time the name of the Rights Agent shall be changed and at such time any of the Rights Certificates shall have been countersigned but not delivered, the Rights Agent may adopt the countersignature under its prior name and deliver Rights Certificates so countersigned; and in case at that time any of the Rights Certificates shall not have been countersigned, the Rights Agent may countersign such Rights

Certificates either in its prior name or in its changed name; and in all such cases such Rights Certificates shall have the full force provided in the Rights Certificates and in this Agreement.

SECTION 20. *Duties of Rights Agent.* The Rights Agent undertakes to perform only the duties and obligations imposed by this Agreement, upon the following terms and conditions, by all of which the Company and the holders of Rights Certificates, by their acceptance thereof, shall be bound:

(a) The Rights Agent may consult with legal counsel (who may be legal counsel for the Company or an employee of the Rights Agent), and the advice or opinion of such counsel shall be full and complete authorization and protection to the Rights Agent as to, and the Rights Agent shall incur no liability for or in respect of, any action taken, suffered, or omitted by the Rights Agent in good faith and in accordance with such advice or opinion.

(b) Whenever in the performance of its duties under this Agreement the Rights Agent shall deem it necessary or desirable that any fact or matter (including, without limitation, the identity of an Acquiring Person and the determination of "current market price") be proved or established by the Company prior to the Rights Agent taking, suffering, or omitting to take any action hereunder, such fact or matter (unless other evidence in respect thereof be specified herein) may be deemed to be conclusively proved and established by a certificate signed by any one of the Chairman of the Board, the Chief Executive Officer, the President, the Vice-Chairman of the Board, the Treasurer, any Assistant Treasurer, the Secretary, or any Assistant Secretary of the Company and delivered to the Rights Agent, and such certificate shall be full and complete authorization and protection to the Rights Agent, and the Rights Agent shall incur no liability, for or in respect of any action taken, suffered, or omitted in good faith by it under the provisions of this Agreement in reliance upon such certificate.

(c) The Rights Agent shall be liable hereunder to the Company or any other Person only for its own negligence, bad faith, or willful misconduct. Anything herein to the contrary notwithstanding, in no event shall the Rights Agent be liable for special, punitive, indirect, consequential, or incidental loss or damage of any kind whatsoever (including but not limited to lost profits).

(d) The Rights Agent shall not be liable for or by reason of any of the statements of fact or recitals contained in this Agreement or in the Rights Certificates or be required to verify the same (except as to its countersignature on such Rights Certificates), but all such statements and recitals are and shall be deemed to have been made by the Company only.

(e) The Rights Agent shall not have any responsibility for the validity of this Agreement or the execution and delivery hereof (except the due execution and delivery hereof by the Rights Agent) or for the validity or execution of any Rights Certificate (except its countersignature thereon); nor shall it be responsible for any breach by the Company of any covenant or failure by the Company to satisfy conditions contained in this Agreement or in any Rights Certificate; nor shall it be responsible for any change in the exercisability of the Rights (including Rights becoming void pursuant to Section 7(e) hereof) or any adjustment in the terms of the Rights required under the provisions of Sections 11, 13, 23, or 24 hereof or for the manner, method, or amount of any such change or adjustment or the ascertaining of the existence of facts that would require any such change or adjustment (except with respect to the exercise of Rights evidenced by Rights Certificates after receipt by the Rights Agent of the certificate describing any such adjustment contemplated by Section 12); nor shall it by any act hereunder be deemed to make any representation or warranty as to the authorization or reservation of any shares of Series A Preferred Stock or any other securities to be issued pursuant to this Agreement or any Rights Certificate or as to whether any shares of Series A Preferred Stock or any other securities will, when so issued, be validly authorized and issued, fully paid and non-assessable.

(f) The Company shall perform, execute, acknowledge, and deliver or cause to be performed, executed, acknowledged, and delivered all such further acts, instruments, and assurances as may reasonably be required by the Rights Agent for the performance by the Rights Agent of its duties under this Agreement.

(g) The Rights Agent is hereby authorized and directed to accept instructions with respect to the performance of its duties hereunder from any one of the Chairman of the Board, the Chief Executive Officer, the President, the Vice-Chairman of the Board, the Secretary, any Assistant Secretary, the Treasurer, or any Assistant Treasurer of the Company, and to apply to such officers for advice or instructions in connection with its duties, and such instructions shall be full authorization and protection to the Rights Agent, and the Rights Agent shall not be liable for or in respect of any action taken, suffered, or omitted by it in good faith in accordance with instructions of any such officer.

(h) The Rights Agent and any shareholder, affiliate, director, officer, or employee of the Rights Agent may buy, sell, or deal in any of the Rights or other securities of the Company or become pecuniarily interested in any transaction in which the Company may be interested, or contract with or lend money to the Company or otherwise act as fully and freely as though the Rights Agent were not Rights Agent under this Agreement. Nothing herein shall preclude the Rights Agent or any such stockholder, affiliate, director, officer, or employee from acting in any other capacity for the Company or for any other Person.

(i) The Rights Agent may execute and exercise any of the rights or powers hereby vested in it or perform any duty hereunder either itself (through its directors, officers, and employees) or by or through its attorneys or agents, and the Rights Agent shall not be answerable or accountable for any act, default, neglect, or misconduct of any such attorneys or agents or for any loss to the Company or any other Person resulting from any such act, default, neglect, or misconduct, absent gross negligence, bad faith, or willful misconduct of the Rights Agent in the selection and continued employment thereof.

(j) No provision of this Agreement shall require the Rights Agent to expend or risk its own funds or otherwise incur any financial liability in the performance of any of its duties hereunder or in the exercise of its rights hereunder if the Rights Agent shall have reasonable grounds for believing that repayment of such funds or adequate indemnification against such risk or liability is not reasonably assured to it.

(k) If, with respect to any Rights Certificate surrendered to the Rights Agent for exercise or transfer, the certificate attached to the form of assignment or form of election to purchase, as the case may be, has not been completed, has not been signed, or indicates an affirmative response to clause 1 and/or 2 thereof, the Rights Agent shall not take any further action with respect to such requested exercise or transfer without first consulting with the Company. If such certificate has been completed and signed and shows a negative response to clauses 1 and 2 of such certificate, unless previously instructed otherwise in writing by the Company (which instructions may impose on the Rights Agent additional ministerial responsibilities, but no discretionary responsibilities), the Rights Agent may assume without further inquiry that the Rights Certificate is not owned by a person described in Section 4(b) or Section 7(e) hereof and shall not be charged with any knowledge to the contrary.

SECTION 21. *Change of Rights Agent.* The Rights Agent or any successor Rights Agent may resign and be discharged from its duties under this Agreement upon thirty days' prior notice in writing mailed to the Company, and to each transfer agent of the Series A Preferred Stock and the Common Shares, by registered or certified mail, in which case the Company shall give or cause to be given written notice to the registered holders of the Rights Certificates by first-class mail. The Company may remove the Rights Agent or any successor Rights Agent upon thirty days' prior notice in writing, mailed to the Rights Agent or successor Rights Agent, as the case may be, and to each transfer agent of the Series A Preferred Stock and the Common Shares, by registered or certified mail, and to the registered holders of the Rights Certificates by first-class mail. If the Rights Agent shall resign or be removed or shall otherwise become incapable of acting, the Company shall appoint a successor to the Rights Agent. If the Company shall fail to make such appointment within a period of thirty days after giving notice of such removal or after it has been notified in writing of such resignation or incapacity by the resigning or incapacitated Rights Agent or by the holder of a Rights Certificate (who shall, with such notice, submit his Rights Certificate for inspection by the Company), then any registered holder of any Rights Certificate may apply to any court of competent jurisdiction for the appointment of a new Rights Agent. Any successor Rights Agent, whether appointed by the Company or by such a court, shall be (a) a Person organized and doing business under the laws of the United States or any state of the United States, in good standing, shall be authorized under such laws to exercise corporate trust, stock transfer, or shareholder services powers, shall be subject to supervision or examination by federal or state authorities, and shall have at the time of its appointment as Rights Agent a combined capital and surplus of at least $50,000,000 or (b) an Affiliate of a Person described in clause (a) of this sentence. After appointment, the successor Rights Agent shall be vested with the same powers, rights, duties and responsibilities as if it had been originally named as Rights Agent without further act or deed; but the predecessor Rights Agent shall deliver and transfer to the successor Rights Agent any property at the time held by it hereunder, and execute and deliver any further assurance, conveyance, act or deed necessary for the purpose. Not later than the effective date of any such appointment, the Company shall file notice thereof in writing with the predecessor Rights Agent and each transfer agent of the Series A Preferred Stock and the Common Shares, and mail a notice thereof in writing to the registered holders of the Rights Certificates by first-class mail. Failure to give any notice provided for in this Section 21, however, or any defect therein, shall not affect the legality or validity of the resignation or removal of the Rights Agent or the appointment of the successor Rights Agent.

SECTION 22. *Issuance of New Rights Certificates.* Notwithstanding any of the provisions of this Agreement or the Rights Certificates to the contrary, the Company may, at its option, issue new Rights Certificates evidencing Rights in such form as may be approved by a majority of the Board of Directors to reflect any adjustment or change made in accordance with the provisions of this Agreement in the Purchase Price or the number or kind or class of shares or other securities or property that may be acquired under the Rights Certificates. In addition, in connection with the issuance or sale of Common Shares following the Distribution Date and prior to the Expiration Date, the Company (a) shall, with respect to Common Shares so issued or sold pursuant to the exercise of stock options or under any employee plan or arrangement, or upon the exercise, conversion or exchange of securities hereinafter issued by the Company, and (b) may, in any other case, if deemed necessary or appropriate by the Board of Directors, issue Rights Certificates representing the appropriate number of Rights in connection with such issuance or sale; provided, however, that (i) no such Rights Certificate shall be issued if, and to the extent that, the Company shall be advised by counsel that such issuance would create a significant risk of material adverse tax consequences to the Company or the person to whom such Rights Certificate would be issued, and (ii) no such Rights Certificate shall be issued if, and to the extent that, appropriate adjustment shall otherwise have been made in lieu of the issuance thereof.

SECTION 23. *Redemption and Termination.* (a) The Board of Directors may, within its sole discretion, at any time prior to the earlier of (i) such time as any Person becomes an Acquiring Person and (ii) the Final Expiration Date, redeem all, but not less than all, of the then outstanding Rights at a redemption price of $0.0001 per Right, rounded up to the nearest whole cent, appropriately adjusted to reflect any stock split, reverse stock split, stock dividend, or similar transaction occurring after the date hereof (such redemption price, as adjusted, being hereinafter referred to as the "Redemption Price"). The redemption of the Rights by the Board of Directors pursuant to this paragraph (a) may be made effective at such time, on such basis, and with such conditions as the Board of Directors in its sole discretion may establish. The Company may, at its option, pay the Redemption Price in cash, Common Shares (based on the current market price (determined pursuant to Section 11(d) hereof) of the Common Stock at the time of redemption) or any other form of consideration deemed appropriate by the Board of Directors.

(b) If the Company receives a Qualified Offer and the Board of Directors of the Company has not redeemed the outstanding Rights or exempted such offer from the terms of this Agreement or called a special meeting of stockholders for the purpose of voting on whether or not to exempt such Qualified Offer from the terms of this Agreement, in each case by the end of the 90 days following the commencement of such Qualified Offer, and if the Company receives, not earlier than 90 days nor later than 120 days following the commencement of such Qualified Offer, a written notice complying with the terms of this Section 23(b) (the "Special Meeting Notice"), properly executed by the holders of record (or their duly authorized proxy) of ten percent (10%) or more of the shares of Common Stock then outstanding (excluding shares of Common Stock beneficially owned by the Person making the Qualified Offer and such Person's Affiliates and Associates), directing the Board of Directors of the Company to submit to a vote of stockholders at a special meeting of the stockholders of the Company (a "Special Meeting") a resolution authorizing the redemption of all, but not less than all, of the then outstanding Rights at the Redemption Price (the "Redemption Resolution"), then the Board of Directors of the Company shall take such actions as are necessary or desirable to cause the Redemption Resolution to be submitted to a vote of stockholders within ninety days following receipt by the Company of the Special Meeting Notice (the "Special Meeting Period"), by including a proposal relating to adoption of the Redemption Resolution in the proxy materials of the Company for the Special Meeting; provided, however, that if the Company, at any time during the Special Meeting Period and prior to a vote on the Redemption Resolution, enters into a Definitive Acquisition Agreement, the Special Meeting Period may be extended (and any Special Meeting called in connection therewith may be cancelled) if the Redemption Resolution will be separately submitted to a vote at the same meeting as the Definitive Acquisition Agreement. For purposes of a Special Meeting Notice, the record date for determining eligible holders of record of the Common Stock shall be the ninetieth day following the commencement of a Qualified Offer. Any Special Meeting Notice must be delivered to the Secretary of the Company at the principal executive offices of the Company and must set forth, as to the stockholders of record executing such Special Meeting Notice, (i) the name and address of such stockholders, as they appear on the Company's books and records, (ii) the number of shares of Common Stock that are owned of record by each of such stockholders and (iii) in the case of Common Stock that is owned beneficially by another Person, an executed certification by the holder of record that such holder has executed such Special Meeting Notice only after obtaining instructions to do so from such beneficial owner. Subject to the requirements of applicable law, the Board of Directors of the Company may take a position in favor of or opposed to the adoption of the Redemption Resolution, or no position with respect to the Redemption Resolution, as it determines to be appropriate in the exercise of its fiduciary duties. In the event that (A) no Person has become an Acquiring Person prior to the effective date of redemption referred to below in this sentence, (B) the Qualified Offer continues to be a Qualified Offer prior to the last day of the Special Meeting Period (the "Outside Meeting Date") and (C) either (1) the Special Meeting is not held on or prior to the ninetieth day following receipt of the Special Meeting Notice or (2) at the Special Meeting at which a quorum is present, the holders of a majority of the shares of Common Stock outstanding as of the record date for the Special Meeting selected by the Board of Directors of the Company (excluding shares of Common Stock beneficially owned by the Person making the Qualified Offer and such Person's Affiliates and Associates), shall vote in favor of the Redemption Resolution, then all of the Rights shall be deemed redeemed at the Redemption Price by such failure to hold the Special Meeting or as a result of the adoption of the Redemption Resolution by the stockholders of the Company (or the Board of Directors of the Company shall take such other action as may be necessary to prevent the existence of the Rights from interfering with the consummation of the Qualified Offer), such redemption to be effective, as the case may be, (x) as of the close of business on the Outside Meeting Date if a Special Meeting is not held on or prior to such date or (y) if a Special Meeting is held on or prior to the Outside Meeting Date, as of the date on which the results of the vote adopting the Redemption Resolution at the Special Meeting are certified as official by the appointed inspectors of election for the Special Meeting.

(c) Immediately upon the action of the Board of Directors ordering the redemption of Rights pursuant to paragraph (a) or (b) of this Section 23, and without any further action and without any notice, the right to exercise the Rights will terminate and the only right thereafter of the holders of Rights shall be to receive the Redemption Price for each Right held. The Company shall promptly give (i) written notice to the Rights Agent of any such redemption and (ii) public notice of any such redemption; provided, however, that the failure to give, or any defect in, any such notice shall not affect the validity of such redemption. Within 10 days after such action of the Board of Directors ordering the redemption of the Rights, the Company shall mail a notice of redemption to all the holders of the then outstanding Rights at their last addresses as they appear upon the registry books of the Rights Agent or, prior to the Distribution Date, on the registry books of the transfer agent for the Common Shares. Any notice that is mailed in the manner herein provided shall be deemed given, whether or not the holder receives the notice. Each such notice of redemption will state the method by which the payment of the Redemption Price will be made. Neither the Company nor any of its Affiliates or Associates may redeem, acquire, or purchase for value any Rights at any time in any manner other than that specifically set forth in this Section 23 or in Section 24 hereof, or other than in connection with the purchase of Common Shares or the conversion or redemption of Common Shares in accordance with the applicable provisions of the Certificate of Incorporation prior to the Distribution Date.

SECTION 24. *Exchange.* (a) The Board of Directors may, at its option, at any time after any Person becomes an Acquiring Person, exchange all or part of the then outstanding and exercisable Rights (which shall not include Rights that have become null and void pursuant to the provisions of Section 7(e) hereof) for Common Stock at an exchange ratio of one share of Common Stock per Right, appropriately adjusted to reflect any stock split, stock dividend, or similar transaction occurring after the date hereof (such exchange ratio being hereinafter referred to as the "Exchange Ratio"). Notwithstanding the foregoing, the Board of Directors shall not be empowered to effect such exchange at any time after any Acquiring Person, together with all Affiliates and Associates of such Acquiring Person, becomes the Beneficial Owner of shares of Voting Stock representing 50% or more of the total Voting Power of the aggregate of all shares of Voting Stock then outstanding.

(b) Immediately upon the action of the Board of Directors ordering the exchange of any Rights pursuant to paragraph (a) of this Section 24 and without any further action and without any notice, the right to exercise such Rights shall terminate and the only right thereafter of a holder of such Rights shall be to receive that number of shares of Common Stock equal to the number of such Rights held by such holder multiplied by the Exchange Ratio. The Company shall promptly give (i) written notice to the Rights Agent of any such exchange and (ii) public notice of any such exchange; provided, however, that the failure to give, or any defect in, such notice shall not affect the validity of such exchange. The Company promptly shall mail a notice of any such exchange to all of the holders of such Rights at their last addresses as they appear upon the registry books of the Rights Agent. Any notice that is mailed in the manner herein provided shall be deemed given, whether or not the holder receives the notice. Each such notice of exchange will state the method by which the exchange of the shares of Common Stock for Rights will be effected and, in the event of any partial exchange, the number of Rights that will be exchanged. Any partial exchange shall be effected pro rata based on the number of Rights (other than Rights that have become void pursuant to the provisions of Section 7(e) hereof) held by each holder of Rights.

(c) In the event that there are not sufficient shares of Common Stock issued but not outstanding or authorized but unissued to permit any exchange of Rights as contemplated in accordance with this Section 24, the Company shall take all such action as may be necessary to authorize additional shares of Common Stock for issuance upon exchange of the Rights. In the event the Company, after good faith effort, is unable to take all such action as may be necessary to authorize such additional shares of Common Stock, the Company shall substitute Units of Series A Preferred Stock (or Equivalent Preferred Stock) for Common Stock exchangeable for Rights, at the initial rate of one Unit of Series A Preferred Stock (or Equivalent Preferred Stock) for each share of Common Stock, as appropriately adjusted to reflect stock splits, stock dividends, and other similar transactions after the date hereof.

SECTION 25. *Notice of Certain Events.* (a) In case the Company shall propose, at any time after the Distribution Date, (i) to pay any dividend payable in stock of any class or series to the holders of Series A Preferred Stock or to make any other distribution to the holders of Series A Preferred Stock (other than a regular quarterly cash dividend out of earnings or retained earnings of the Company); (ii) to offer to the holders of Series A Preferred Stock rights or warrants to subscribe for or to purchase any additional shares of Series A Preferred Stock or shares of stock of any class or any other securities, rights or options; (iii) to effect any reclassification of Series A Preferred Stock (other than a reclassification involving only the subdivision of outstanding shares of Series A Preferred Stock); (iv) to effect any consolidation or merger into or with any other Person (other than a Subsidiary of the Company in a transaction which complies with Section 11(o) hereof), or to effect any sale or other transfer (or to permit one or more of its Subsidiaries to effect any sale or other transfer), in one or more transactions, of more than 50% of the assets or earning power of the Company and its Subsidiaries (taken as a whole) to any other Person or Persons (other than the Company and/or any of its Subsidiaries in one or more transactions each of which complies with Section 11(o) hereof); or (v) to effect the liquidation, dissolution or winding up of the Company; then, in each such case, the Company shall give to each registered holder of a Rights Certificate, to the extent feasible, and to the Rights Agent in accordance with Section 26 hereof, a written notice of such proposed action, which shall specify the record date for the purposes of such stock dividend, distribution of rights or warrants, or the date on which such reclassification, consolidation, merger, sale, transfer, liquidation, dissolution, or winding up is to take place and the date of participation therein by the holders of the shares of Series A Preferred Stock if any such date is to be fixed, and such notice shall be so given in the case of any action covered by clause (i) or (ii) above at least ten

(10) days prior to the record date for determining holders of the shares of Series A Preferred Stock for purposes of such action, and in the case of any such other action, at least ten (10) days prior to the date of the taking of such proposed action or the date of participation therein by the holders of the shares of Series A Preferred Stock whichever shall be the earlier; provided, however, that no such action shall be taken pursuant to this Section 25(a) that will or would conflict with any provision of the Certificate of Incorporation; provided further, that no such notice shall be required pursuant to this Section 25, if any Subsidiary of the Company effects a consolidation or merger with or into, or effects a sale or other transfer of assets or earnings power to, any other Subsidiary of the Company.

(b) In case any of the events set forth in Section 11(a)(ii) hereof shall occur, then, in any such case, (i) the Company shall, as soon as practicable thereafter, give to each holder of a Rights Certificate, to the extent feasible, and to the Rights Agent in accordance with Section 26 hereof, a written notice of the occurrence of such event, which notice shall describe such event and the consequences of the event to holders of Rights under Section 11(a)(ii) hereof, and (ii) all references in the preceding Section 25(a) to Series A Preferred Stock shall be deemed to refer, if appropriate, to any other securities that may be acquired upon exercise of a Right.

(c) In case any Section 13 Event shall occur, then the Company shall, as soon as practicable thereafter, give to each registered holder of a Rights Certificate, to the extent feasible, and to the Rights Agent in accordance with Section 26 hereof, a written notice of the occurrence of such event, which notice shall describe such event and the consequences of such event to holders of Rights under Section 13(a) hereof.

SECTION 26. *Notices.* All notices and other communications provided for hereunder shall, unless otherwise stated herein, be in writing (including by facsimile, telegram or cable) and mailed or sent or delivered, if to the Company, at its address at:

MarketAxess Holdings Inc.
140 Broadway, 42nd Floor
New York, New York 10005
Attention: General Counsel

And if to the Rights Agent, at its address at:

American Stock Transfer & Trust Company, LLC
59 Maiden Lane
New York, NY 10038

Notices or demands authorized by this Agreement to be given or made by the Company or the Rights Agent to the holder of any Rights Certificate (or, if prior to the Distribution Date, to the holder of certificates representing Common Shares) shall be sufficiently given or made if sent by first-class mail, postage prepaid, addressed to such holder at the address of such holder as shown on the registry books of the Company or the Rights Agent, as the case may be.

SECTION 27. *Supplements and Amendments.* Subject to the penultimate sentence of this Section 27, the Company, by action of the Board of Directors, may from time to time supplement or amend this Agreement without the approval of any holders of Rights in order to cure any ambiguity, to correct or supplement any provision contained herein that may be defective or inconsistent with any other provisions herein, to shorten or lengthen any time period hereunder, or to make any other provisions with respect to the Rights that the Company may deem necessary or desirable, any such supplement or amendment to be evidenced by a writing signed by the Company and the Rights Agent; provided, however, that from and after such time as any Person becomes an Acquiring Person, this Agreement shall not be amended in any manner that would adversely affect the interests of the holders of Rights (other than Rights that have become null and void pursuant to Section 7(e) hereof). Without limiting the foregoing, the Company, by action of the Board of Directors, may at any time prior to such time as any Person becomes an Acquiring Person amend this Agreement (A) to make the provisions of this Agreement inapplicable to a particular transaction by which a Person would otherwise become an Acquiring Person or to otherwise alter the terms and conditions of this Agreement as they may apply with respect to any such transaction; and (B) to lower the thresholds set forth in Sections 1(a) and 3(a) to not less than the greater of (i) the sum of 0.001% and the largest percentage of Voting Power represented by the then outstanding shares of Voting Stock then known by the Company to be Beneficially Owned by any Person (other than a Grandfathered Stockholder, the Company, any Subsidiary of the Company, any employee benefit plan of the Company or any Subsidiary of the Company, or any trustee or fiduciary holding shares of Voting Stock for, or pursuant to the terms of, any such plan, acting in such capacity), and (ii) 10%. Upon delivery of a certificate from an appropriate officer of the Company that states that the proposed supplement or amendment is in compliance with the terms of this Section 27, the Rights Agent shall execute such supplement or amendment; provided, however, that no supplement or amendment may be made to Sections 18, 19, 20, or 21 hereof without the consent of the Rights Agent. Prior to the Distribution Date, the interests of the holders of Rights shall be deemed coincident with the interests of the holders of Common Shares.

SECTION 28. *Successors.* All the covenants and provisions of this Agreement by or for the benefit of the Company or the Rights Agent shall bind and inure to the benefit of their respective successors and assigns hereunder.

SECTION 29. *Determinations and Actions by the Board of Directors.* For all purposes of this Agreement, any calculation of the number of shares of any class or series of Voting Stock outstanding at any particular time, including for purposes of determining the particular percentage of outstanding shares of Voting Stock of which any Person is the Beneficial Owner (or the particular percentage of total Voting Power of such outstanding shares of Voting Stock represented by shares of Voting Stock of which any Person is the Beneficial Owner), shall be made in accordance with the last sentence of Rule 13d-3(d)(1)(i) of the Exchange Act Regulations as in effect on the date hereof. Except as otherwise specifically provided herein, the Board of Directors shall have the exclusive power and authority to administer this Agreement and to exercise all rights and powers specifically granted to the Board of Directors or to the Company hereunder, or as may be necessary or advisable in the administration of this Agreement, including, without limitation, the right and power (i) to interpret the provisions of this Agreement, and (ii) to make all determinations deemed necessary or advisable for the administration of this Agreement. All such actions, calculations, interpretations and determinations (including, for purposes of clause (y) below, all omissions with respect to the foregoing) which are done or made by the Board of Directors shall (x) be final, conclusive and binding on the Company, the Rights Agent, the holders of the Rights and all other parties, and (y) not subject the Board of Directors or any member thereof to any liability to the holders of the Rights.

SECTION 30. *Benefits of this Agreement.* Nothing in this Agreement shall be construed to give to any Person other than the Company, the Rights Agent and the registered holders of the Rights Certificates (and, prior to the Distribution Date, registered holders of Common Shares) any legal or equitable right, remedy or claim under this Agreement; but this Agreement shall be for the sole and exclusive benefit of the Company, the Rights Agent and the registered holders of the Rights Certificates (and, prior to the Distribution Date, registered holders of Common Shares).

SECTION 31. *Severability.* If any term, provision, covenant, or restriction of this Agreement is held by a court of competent jurisdiction or other authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated.

SECTION 32. *Governing Law.* This Agreement, each Right, and each Rights Certificate issued hereunder shall be deemed to be a contract made under the laws of the State of Delaware and for all purposes shall be governed by and construed in accordance with the laws of such State applicable to contracts to be made and performed entirely within such State.

SECTION 33. *Counterparts.* This Agreement may be executed in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original, but all of which taken together shall constitute one and the same instrument.

SECTION 34. *Descriptive Headings.* The headings contained in this Agreement are for descriptive purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

[Signature Page To Follow On Next Page]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed, all as of the date first above written.

MARKETAXESS HOLDINGS INC.

By: /s/ Richard M. McVey

Name: Richard M. McVey
Title: Chief Executive Officer

AMERICAN STOCK TRANSFER & TRUST COMPANY, LLC

By: /s/ Herbert J. Lemmer

Name: Herbert J. Lemmer
Title: Vice President

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 10-K

(Mark One)

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2008

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to

Commission File Number 001-34091

MARKETAXESS HOLDINGS INC.

(Exact name of registrant as specified in its charter)

Delaware	**52-2230784**
(State of incorporation)	*(IRS Employer Identification No.)*
140 Broadway, New York, New York	**10005**
(Address of principal executive offices)	*(Zip Code)*

(212) 813-6000

(Registrant's telephone number, including area code)

SECURITIES REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT:

Title of Each Class:	Name of Each Exchange on Which Registered:
Common Stock, par value $0.003 per share	NASDAQ Global Select Market

SECURITIES REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT:

None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☑

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act. Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§ 229.405 of this chapter) is not contained herein, and will not be contained, to the best of the registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐ Accelerated filer ☑ Non-accelerated filer ☐ Smaller reporting company ☐
(Do not check if a smaller reporting company)

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☑

The aggregate market value of the shares of common stock and non-voting common stock held by non-affiliates of the registrant as of June 30, 2008 (the last business day of the registrant's most recently completed second fiscal quarter) was approximately $239.7 million computed by reference to the last reported sale price on the NASDAQ Global Select Market on that date. For purposes of this calculation, affiliates are considered to be officers, directors and holders of 10% or more of the outstanding common stock of the registrant on that date. The registrant had 30,988,380 shares of common stock, 1,872,115 of which were held by affiliates, and 2,585,654 shares of non-voting common stock outstanding on that date.

At February 26, 2009, the aggregate number of shares of the registrant's common stock and non-voting common stock outstanding was 34,265,652.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's definitive proxy statement for the 2009 Annual Meeting of Stockholders are incorporated by reference into Items 10, 11, 12, 13 and 14 of Part III of this Form 10-K.

MARKETAXESS HOLDINGS INC.

2008 FORM 10-K ANNUAL REPORT

TABLE OF CONTENTS

PART I

Forward-Looking Statements

This report contains certain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by words such as "expects," "intends," "anticipates," "plans," "believes," "seeks," "estimates," "will," or words of similar meaning and include, but are not limited to, statements regarding the outlook for our future business and financial performance. Forward-looking statements are based on management's current expectations and assumptions, which are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. It is routine for our internal projections and expectations to change as the year or each quarter in the year progresses, and therefore it should be clearly understood that the internal projections and beliefs upon which we base our expectations may change prior to the end of each quarter or the year. Although these expectations may change, we are under no obligation to revise or update any forward-looking statements contained in this report. Our company policy is generally to provide our expectations only once per quarter, and not to update that information until the next quarter. Actual future events or results may differ, perhaps materially, from those contained in the projections or forward-looking statements. Factors that could cause or contribute to such differences include those discussed below and elsewhere in this report, particularly in Item 1A "Risk Factors."

Item 1. *Business.*

MarketAxess operates one of the leading platforms for the electronic trading of corporate bonds and certain other types of fixed-income securities. Through our platform, 649 active institutional investor client firms (firms that executed at least one trade in U.S. or European fixed-income securities through our electronic trading platform between January 2008 and December 2008) can access the aggregate liquidity provided by the collective interest of our 48 broker-dealer clients in buying or selling bonds through our platform. Our active institutional investor clients include investment advisers, mutual funds, insurance companies, public and private pension funds, bank portfolios and hedge funds. Our DealerAxess® trading service allows dealers to trade fixed-income securities and credit default swaps with each other on our platform. Through our Corporate BondTicker™ service, we provide fixed-income market data, analytics and compliance tools that help our clients make trading decisions. We provide FIX (Financial Information eXchange) message management tools, connectivity solutions and ancillary technology services that facilitate the electronic communication of order information between trading counterparties.

Our multi-dealer request for quote ("RFQ") trading platform allows our institutional investor clients to simultaneously request competing, executable bids or offers from our broker-dealer clients and execute trades with the broker-dealer of their choice from among those that choose to respond. We offer our broker-dealer clients a solution that enables them to efficiently reach our institutional investor clients for the distribution and trading of bonds. In addition to U.S. high-grade corporate bonds, European high-grade corporate bonds and emerging markets bonds, including both investment-grade and non-investment grade debt, we also offer our clients the ability to trade crossover and high-yield bonds, agency bonds and credit default swaps ("CDS").

The majority of our revenues are derived from monthly distribution fees and commissions for trades executed on our platform that are billed to our broker-dealer clients on a monthly basis. We also derive revenues from technology products and services, information and user access fees, investment income and other income. Our expenses consist of employee compensation and benefits, depreciation and amortization, technology and communication expenses, professional and consulting fees, occupancy, marketing and advertising and general and administrative expenses.

Traditionally, bond trading has been a manual process, with product and price discovery conducted over the telephone between two or more parties. This traditional process has a number of shortcomings resulting primarily from the lack of a central trading facility for these securities, which creates difficulty matching buyers and sellers for particular issues. In recent years, an increasing number of corporate bond trading participants have utilized e-mail and other electronic means of communication for trading corporate bonds. While this has addressed some of the shortcomings associated with traditional corporate bond trading, we believe that the process is still hindered by limited liquidity, limited price transparency, significant transaction costs, compliance and regulatory challenges, and difficulty in executing numerous trades at one time.

Through our disclosed multi-dealer RFQ platform, our institutional investor clients can determine prices available for a security, a process called price discovery, as well as trade securities directly with our broker-dealer clients. The price discovery process includes the ability to view indicative prices from the broker-dealer clients' inventory available on our platform, access to real-time pricing information and analytical tools (including spread-to-Treasury data, search capabilities and independent third-party credit research) available on our Corporate BondTicker™ service and the ability to request executable bids and offers simultaneously from up to 36 of our broker-dealer clients during the trade process. On average, institutional investor clients receive several bids or offers from broker-dealer clients in response to trade inquiries. However, some trade inquiries may not receive any bids or offers. Our services relating to trade execution include single and multiple-dealer inquiries; list trading, which is the ability to request bids and offers on multiple bonds at the same time; and swap trading, which is the ability to request an offer to purchase one bond and a bid to sell another bond, in a manner such that the two trades will be executed simultaneously, with payment based on the price differential of the bonds. Once a trade is completed on our platform, the broker-dealer client and institutional investor client may settle the trade with the assistance of our automated post-trade messaging, which facilitates the communication of trade acknowledgment and allocation information between our institutional investor and broker-dealer clients. Typically, we are not a party to the trades that occur on our platform between institutional investor clients and broker-dealer clients; rather, we serve as an intermediary between broker-dealers and institutional investors, enabling them to meet, agree on a price and then transact with each other. However, we do execute certain bond transactions between and among institutional investor and broker-dealer clients on a riskless principal basis by serving as counterparty to both the buyer and the seller in matching back-to-back trades, which are then settled through a third-party clearing organization.

Our DealerAxess® anonymous cross-matching service, which we introduced in June 2006, allows our broker-dealer clients to transact U.S. corporate and emerging markets bond and CDS trades on our platform with other broker-dealer clients. Our broker-dealer clients can execute these trades in a more efficient manner and at lower transaction costs than in the traditional voice-brokered inter-dealer market. Although DealerAxess® is a completely segregated trading platform, it shares the same core technology as our client-to-dealer platform. MarketAxess Corporation, our U.S. subsidiary, acts as intermediary on a riskless principal basis in bond transactions between broker-dealer clients by serving as counterparty to the two broker-dealer clients involved. CDS transactions are conducted on the DealerAxess® platform on a name give-up basis and are directly settled between the two trading counterparties.

Our client base includes 48 broker-dealers, including the majority of the leading broker dealers in global fixed-income trading, and 649 active institutional investor firms. Our broker-dealer clients accounted for approximately 97% of the underwriting of newly-issued U.S. high-grade corporate bonds and approximately 68% of the underwriting of newly issued European high-grade corporate bonds in 2008. We believe these broker-dealers also represent the principal source of secondary market liquidity in the other markets in which we operate. Secondary market liquidity refers to the ability of market participants to buy or sell a security quickly and in large volume subsequent to the original issuance of the security, without substantially affecting the price of the security. Our broker-dealer clients currently trade fixed-income securities by traditional means including telephone, e-mail and proprietary single-dealer systems in addition to our electronic trading platform and we expect them to continue to do so in the future. We believe that these traditional means of trading remain the manner in which the majority of bonds are traded between institutional investors and broker-dealers. Our volume in U.S. high-grade corporate bonds represented approximately 6.6% of the total U.S. high-grade corporate bond volume, excluding convertible bonds, for 2008 as reported by the Financial Industry Regulatory Authority ("FINRA") Trade Reporting and Compliance Engine ("TRACE"), which includes inter-dealer and retail trading as well as trading between institutional investors and broker-dealers. We have not identified a reliable source of data relating to the size of the other markets we serve and therefore we are unable to accurately determine the total volume of secondary trading of these bonds or the portion of such trading conducted on our platform.

Industry Background

Fixed-income securities are issued by corporations, governments and other entities, and pay a pre-set absolute or relative rate of return. As of September 30, 2008 there were approximately $33.2 trillion of fixed-income securities outstanding in the U.S. market, including $6.1 trillion of U.S. corporate bonds. We are primarily active in six segments of the credit markets within the global fixed-income securities market: U.S. high-grade corporate bonds; European high-grade corporate bonds; emerging markets bonds; crossover and high-yield bonds; agency bonds; and CDS.

The past 18 months has been a period of significant turmoil in the U.S. and European credit markets, especially in short-term funding and floating rate note instruments. A widespread retrenchment in the credit markets resulted in increased credit spreads and significantly higher credit spread volatility across a wide range of asset classes. Credit yield spreads in U.S. corporate bonds, as measured by the Credit Suisse Liquid U.S. Corporate Index ("LUCI"), increased from 1.0% over U.S Treasuries in June 2007 to 5.3% in December 2008. Credit spread volatility in U.S. corporate bonds, as measured by the LUCI Index, increased from 0.7% in June 2007 to 11.7% in December 2008. The average daily trading volume of U.S. high-grade corporate bonds for the year ended December 31, 2008, as measured by TRACE, decreased by 9.0% compared to 2007. We believe the resultant lack of liquidity in the credit markets led institutional investors to reduce overall bond trading activity and conduct a higher percentage of their trades directly with their broker-dealer counterparties via the telephone, resulting in lower volumes on our platform. We also believe that a stabilization of credit market conditions, at higher overall levels of credit spreads, is likely to favorably impact the volume of trades conducted over our platform.

U.S. High-Grade Corporate Bond Market

The total amount of U.S. corporate bonds outstanding has grown from $3.0 trillion as of December 31, 1999 to $6.1 trillion as of September 30, 2008. The average daily trading volume of U.S. corporate bonds (investment grade and high yield), as measured by TRACE, has decreased from approximately $17.9 billion in 2002 (the first calendar year for which such data are available) to $12.1 billion in 2008. We believe that this decline in average daily trading volumes is due to cyclical credit market conditions, including the recent turmoil in the credit markets.

The U.S. corporate bond market consists of three broad categories of securities: investment-grade debt (so-called "high-grade"), which typically refers to debt rated BBB- or better by Standard & Poor's or Baa3 or better by Moody's Investor Service; debt rated below investment-grade (so-called "high-yield"), which typically refers to debt rated lower than BBB- by Standard & Poor's or Baa3 by Moody's Investor Service; and debt convertible into equity (so-called "convertible debt").

The U.S. high-grade corporate bond market, which represents the largest subset of the U.S. corporate bond market, has undergone significant change over the last decade, which has been driven by a number of factors, including:

- *Improved price transparency* — In 2002, FINRA adopted TRACE reporting, which requires FINRA members to report secondary market transactions in certain fixed-income securities to FINRA. Since February 2005, the list of TRACE-eligible bonds has included 23,000 unique securities, representing 99% of the daily trading volume of high-grade bonds.
- *Introduction of electronic trading platforms* — Electronic trading platforms act as central facilities to bring together buyers and sellers. The actions of participants on these platforms are facilitated by an electronic medium that improves some of the manual processes that might otherwise be required, such as searching for securities with specific characteristics, the coordination of multiple bilateral telephone calls or electronic communications, the sorting and analysis of competing bids or offers, and the entry of orders into the trading system after verbal or e-mail trade agreement. As a result, these platforms typically provide a lower-cost and more efficient means of enhanced distribution and trade execution than previously possible.
- *Introduction of credit derivatives* — Credit derivatives can provide increased flexibility and liquidity for investors and lenders to diversify their credit exposures. The notional amount of outstanding CDS transactions grew rapidly between 2002 and 2007. According to the International Swaps and Derivatives Association, Inc. ("ISDA"), the total notional amount of CDS outstanding grew rapidly from approximately

$2.2 trillion at December 31, 2002 to approximately $62.2 trillion at December 31, 2007. However, during 2008, growth in the CDS market stagnated due to concern over the risks associated with these products, in particular the counterparty credit risks. As a result, the notional amount outstanding declined in the first half of the year to $54.6 trillion as of June 30, 2008.

- *Growth in the total amount of debt outstanding* — The total size of the U.S. high-grade corporate bond market has increased significantly since 1998, when approximately $611 billion gross amount of new bonds were issued. By 2007, the amount of gross corporate issuance had grown to $1,128 billion, as illustrated in the chart below. During 2008, high-grade corporate bond issuance declined to $706 billion as risk aversion among corporate bond investors limited the ability of corporate bond issuers across a wide range of industries, in particular the financial services industry, to issue new corporate bonds.



Corporate Bond Issuance–Yearly
(in billions)
Total
$1,200
$1,000
$800
$600
$400
$200
$0
$637
$776
$781
$753
$1,059
$1,128
$706
2002
2003
2004
2005
2006
2007
2008
Source: SIFMA

European High-Grade Corporate Bond Market

The European high-grade corporate bond market consists of a broad range of products, issuers and currencies. We define the European high-grade corporate bond market generally to consist of bonds intended to be distributed to European investors, primarily bonds issued by European corporations, excluding bonds that are issued by a corporation domiciled in an emerging markets country and excluding most government bonds that trade in Europe. Examples include:

- bonds issued by European corporations, denominated in any currency;
- bonds generally denominated in Euros, U.S. dollars or Pounds Sterling, excluding bonds that are issued by a corporation domiciled in an emerging market;
- bonds issued by supra-national organizations (entities that include a number of central banks or government financial authorities, such as the World Bank), agencies and governments located in Europe, generally denominated in Euros, U.S. dollars or Pounds Sterling, provided that such currency is not the currency of the country where the bond was issued; and
- floating-rate notes issued by European corporations.

We believe that the European high-grade corporate bond market is impacted by many of the same factors as the U.S. high-grade corporate bond market. In addition, we believe the following factors are unique to the European high-grade corporate bond market:

- *Adoption of the Euro* — The adoption of the Euro as the common currency in most European Union countries has reduced the importance of currency as an investment selection criterion and elevated the importance of the credit risk of particular issuers. As a result, institutional investors have exhibited a greater interest in investing in a broader range of bonds issued by entities domiciled outside of their home countries.

- *Regulatory environment* — Certain European Union countries have eased restrictions that required institutional investors to invest primarily in domestic securities. This has provided European institutional investors with increased flexibility to invest in securities issued by entities domiciled in other countries within the European Union. On November 1, 2007, the Markets in Financial Instruments Directive ("MiFID") came into effect. MiFID is designed to further harmonize the financial markets of the member states of the European Union and introduces new pre- and post-trade transparency requirements.
- *Common liquidity pool* — The larger capital pool created by the common currency and changes in the regulatory environment have facilitated bond issuance by European corporations.

Emerging Markets Bond Market

We define the emerging markets bond market generally to include U.S. dollar, Euro or local currency denominated bonds issued by sovereign entities or corporations domiciled in a developing country. These issuers are typically located in Latin America, Asia, or Central and Eastern Europe. Examples of countries we classify as emerging markets include: Brazil, Colombia, Mexico, Peru, the Philippines, Russia, Turkey and Venezuela.

The institutional investor base for emerging markets bonds includes many crossover investors from the high-yield and high-grade investment areas. Institutional investors have been drawn to emerging markets bonds by their high returns and high growth potential. Demand for emerging markets bonds declined significantly in the fourth quarter of 2008 as the turmoil in the credit markets and the world-wide recession impacted the emerging markets. As a result, emerging markets bond prices fell steeply, with the JPMorgan emerging markets sovereign external debt and corporate bond indices down 10.9% and 16.2%, respectively, during 2008.

Crossover and High-Yield Bond Market

We define the high-yield bond market generally to include all debt rated lower than BBB- by Standard & Poor's or Baa3 by Moody's Investor Service. We define the crossover market to include any debt issue rated below investment grade by one agency but investment grade by the other. The total amount of high-yield corporate bonds yearly issuance has grown from $130.9 billion for the year ended December 31, 2003 to approximately $136.3 billion for the year ended December 31, 2007. During 2008, high-yield corporate bond issuance declined to $52.2 billion primarily due to the risk aversion among corporate bond investors that severely limited the ability of high-yield issuers to raise new debt.

FINRA began publicly disseminating real-time price information on approximately 12,000 high-yield corporate bond issues in 2005. Trades in bonds rated BB and lower are subject to immediate dissemination if the trade size is less than $1 million, or greater than $1 million and trades an average of once or more a day. The disseminated set was expanded on February 1, 2005 to include reporting of certain transactions on a delayed basis. The average daily trading volume of high-yield bonds reported by FINRA for the year ended December 31, 2008 was $4.0 billion.

Agency Bond Market

We define the agency bond market to include debt issued by a U.S. government-sponsored enterprise. Some prominent issuers of agency bonds are the Federal National Mortgage Association ("Fannie Mae") and Federal Home Loan Mortgage Corporation ("Freddie Mac"). The total amount of U.S. agency bonds outstanding has grown from $1.9 trillion as of December 31, 2000 to $3.2 trillion as of September 30, 2008. The Federal Reserve Bank of New York reported average daily trading volume in federal agency and government sponsored enterprise coupon securities (excluding mortgage-backed securities) for 2008 of $19.9 billion.

Credit Default Swap Market

Credit default swaps are contracts on an underlying asset that transfer risk and return from one party to another without transferring ownership of the underlying asset, allowing market participants to obtain credit protection or assume credit exposure associated with a broad range of issuers of fixed-income securities and other debt obligations. They are often designed to hedge other exposures and can be tied to particular events, such as a default, bankruptcy or ratings downgrade. CDS can provide increased flexibility and liquidity for investors and lenders to diversify their credit risk. Approximately half of the volume traded in CDS is index products, which give exposure to a defined basket of underlying CDS. The remainder is traded in single-name CDS. The trading volumes and notional amount outstanding in CDS transactions grew rapidly between 2002 and 2007. However, during 2008 growth in the CDS market stagnated due to concern over the risks associated with these products, in particular the counterparty credit risks. As a result, the notional amount of CDS outstanding decreased in the first half of 2008 from $62.2 trillion as of December 31, 2007 to $54.6 trillion as of June 30, 2008. To address the counterparty credit concerns, structural changes have been proposed for the CDS market that include the creation of CDS clearing houses that will serve as central counterparties for CDS transactions. We believe that the introduction of the clearing houses is likely to result in more standardized contracts and greater price transparency. The total notional amount of outstanding CDS, is detailed in the chart below.


Growth in Credit Default Swaps Outstanding
(in trillions)
$80.0
$70.0
$60.0
$50.0
$40.0
$30.0
$20.0
$10.0
$0.0
$2.2
$2.7
$3.8
$5.4
$8.4
$12.4
$17.1
$26.0
$34.4
$45.5
$62.2
$54.6
2H02 1H03 2H03 1H04 2H04 1H05 2H05 1H06 2H06 1H07 2H07 1H08
Source : ISDA

Our Competitive Strengths

Our electronic trading platform provides solutions to some of the shortcomings of traditional bond trading methods. The benefits of our solution are demonstrable throughout the trading cycle:

- *Pre-trade* — gathering real-time and historical pricing information, identifying interested buyers and sellers in a particular security, and obtaining research and analysis;
- *Trade* — single and multiple security trade execution; and
- *Post-trade* — trade detail matching, account allocation and automated audit trail.

We believe that we are well positioned to strengthen our market position in electronic trading in our existing products and to extend our presence into new products and services by capitalizing on our competitive strengths, including:

Significant Trading Volumes with Participation by Leading Broker-Dealers and Institutional Investors

Our electronic trading platform provides access to the liquidity provided through the participation on our platform of 48, including the majority of the leading broker-dealers in global fixed-income trading, and 649 active institutional investor firms. We believe these broker-dealers represent the principal source of secondary market liquidity for U.S. high-grade corporate bonds, European high-grade corporate bonds, emerging markets bonds and the other markets in which we operate. Our broker-dealer clients are motivated to continue to utilize our platform due to the presence on the platform of our large network of institutional investor clients. We believe that if we continue to grow the participation of our broker-dealer and institutional investor clients on our electronic trading platform, the benefits in liquidity on the platform to both broker-dealers and institutional investors will be amplified, further motivating them to use our platform. The number of our active institutional investor clients for the past seven years has been as follows:


Active Institutional Investor Clients
800
600
400
200
0
301
440
539
657
689
674
649
78
223
137
303
176
363
225
432
229
460
209
465
183
466
UK products
US products
2002
2003
2004
2005
2006
2007
2008

Our total trading volume over the past seven years is indicated below:


Total Trading Volume
(In billions)
$400.0
$300.0
$200.0
$100.0
$0.0
$48.4
$192.2
$298.1
$299.2
$339.6
$359.9
$226.4
2002
2003
2004
2005
2006
2007
2008

Our volume in U.S. high-grade corporate bonds grew from approximately 6.4% of total U.S. high-grade corporate bond volume, excluding convertible bonds, in 2004 as reported by FINRA TRACE, which includes inter-dealer and retail trading as well as trading between institutional investors and broker-dealers, to approximately 9.4% in 2007. However, following the turmoil in the credit markets, our market share in 2008 declined to approximately 6.6%. We believe the resultant lack of liquidity in the credit markets led institutional investors to reduce overall bond trading activity and conduct a higher percentage of their trades directly with their broker-dealer counterparties via the telephone, resulting in lower volumes on our platform. Our approximate market share from 2004 to 2008 is shown in the chart below:


MarketAxess Estimated Percent of FINRA
U.S. High-Grade TRACE Volume
10.0%
8.0%
6.0%
4.0%
2.0%
0.0%
6.4%
7.6%
8.5%
9.4%
6.6%
2004
2005
2006
2007
2008

We have not identified a reliable source of data relating to the size of the other markets we serve and therefore we are unable to accurately determine the total volume of secondary trading of these bonds or the portion of such trading conducted on our platform.

Because FINRA TRACE began identifying inter-dealer as opposed to client-to-dealer trades in November 2008, we will be able to identify the portion of client-to-dealer trading conducted on our platform in future periods.

Execution Benefits to Clients

Benefits to Institutional Investor Clients

We believe we provide numerous benefits to our institutional investor clients over traditional fixed-income trading methods, including:

Competitive Prices. By enabling institutional investors to simultaneously request bids or offers from our broker-dealer clients, we believe our electronic trading platform creates an environment that motivates our broker-dealer clients to provide competitive prices and gives institutional investors confidence that they are obtaining a competitive price. For typical MarketAxess multi-dealer corporate bond inquiries prior to 2008, the range of competitive spread-to-Treasury responses was, on average, approximately 10 basis points (a basis point is 1/100 of 1% in yield), although in 2008 that range widened to 35 basis points. As an example of the potential cost savings to institutional investors, a one basis point savings on a $1 million face amount trade of a bond with 10 years to maturity translates to aggregate savings of approximately $750.00.

Transparent Pricing on a Range of Securities. The commingled multi-dealer inventory of bonds posted by our broker-dealer clients on our platform consists of a daily average of more than $80 billion in indicative bids and offers. Subject to applicable regulatory requirements, institutional investors can search bonds in inventory based on any combination of issuer, issue, rating, maturity, spread-to-Treasury, size and dealer providing the listing, in a fraction of the time it takes to do so manually. Institutional investor clients can also request executable bids and offers on our electronic trading platform on any debt security in a database of U.S. and European corporate bonds, although there can be no assurance as to the number of broker-dealers who will choose to provide an executable price. Our platform transmits bid and offer requests in real-time to broker-dealer clients, who may respond with executable prices within a time period specified by the institutional investor. Institutional investors may also elect to display live requests for bids or offers anonymously to all other users of our electronic trading platform, in order to create broader visibility of their inquiry among market participants and increase the likelihood that the request results in a trade. We believe that broader participation in client inquiries will result in more trade matches and lower transaction costs.

Improved Cost Efficiency. We believe that we provide improved efficiency by reducing the time and labor required to conduct broad product and price discovery. Single-security and multi-security (bid or offer lists) inquiries can be efficiently conducted with multiple broker-dealers. In addition, our Corporate BondTicker™ eliminates the need for manually-intensive phone calls or e-mail communication to gather, sort and analyze information concerning historical transaction prices.

Benefits to Broker-Dealer Clients

We also provide substantial benefits to our broker-dealer clients over traditional fixed-income trading methods, including:

Greater Sales Efficiency. We offer our broker-dealer clients broad connectivity with their institutional investor clients. Through this connectivity, our broker-dealer clients are able to efficiently display their indications of interest to buy and sell various securities. We also enable broker-dealers to broaden their distribution by participating in transactions to which they otherwise may not have had access. In addition, the ability to post prices and electronically execute on straightforward trades enables bond sales professionals at broker-dealer firms to focus their efforts on more profitable activities, such as higher value-added trades and more complex transactions.

More Efficient Inventory Management. The posting of inventory to, and the ability to respond to inquiries from, a broad pool of institutional investors, creates an increased opportunity for broker-dealers to identify demand for their inventory, particularly in less liquid securities. As a result, we believe they can achieve enhanced bond inventory turnover, which may limit credit exposure.

Benefits to Both Institutional Investor and Broker-Dealer Clients

We offer additional benefits over traditional fixed-income trading methods that are shared by both institutional investor and broker-dealer clients, including:

Greater Trading Accuracy. Our electronic trading platform includes verification mechanisms at various stages of the execution process which result in greater accuracy in the processing, confirming and clearing of trades between institutional investor and broker-dealer clients. These verification mechanisms are designed to ensure that our broker-dealer and institutional investor clients are sending accurate trade messages by providing multiple opportunities to verify they are trading the correct bond, at the agreed-upon price and size. Our platform assists our institutional investor clients in automating the transmittal of order tickets from the portfolio manager to the trader, and from the trader to back-office personnel. This automation provides more timely execution and a reduction in the likelihood of errors that can result from information being manually entered into different systems.

Efficient Risk Monitoring and Compliance. Institutional investors and their regulators are increasingly focused on ensuring that best execution is achieved for fixed-income trades. Our electronic trading platform offers both institutional investors and broker-dealers an automated audit trail for each stage in the trading cycle. This enables compliance personnel to review information relating to trades more easily and with greater reliability. Trade information including time, price and spread-to-Treasury is stored securely and automatically on our electronic trading platform. These data represent a valuable source of information for our clients' compliance personnel. Importantly, we believe the automated audit trail, together with the competitive pricing that is a feature of our electronic trading platform, gives fiduciaries the ability to demonstrate that they have achieved best execution on behalf of their clients.

Other Service Offerings

In addition to services directly related to the execution of trades, we offer our clients several other services, including:

Information Services. The information and analytical tools we provide to our clients help them make investment and trading decisions. Our Corporate BondTicker™ provides access to real-time and historical price, yield and MarketAxess estimated spread-to-Treasuries for publicly disseminated FINRA TRACE-eligible bonds. Corporate BondTicker™ combines publicly-available TRACE data with the prices for trades executed on our U.S. high-grade electronic trading platform, integrating the two data sources and providing real-time TRACE data with associated analytical tools that are not otherwise available. Corporate BondTicker™ provides end-of-day CDS pricing data combined with CDS analytics and screening tools that incorporate cash bond and equity market data. In November 2008, we introduced an alliance with Markit Group Limited ("Markit") enabling institutional investors to use Markit Quotes within the MarketAxess data and trading system to observe indicative CDS and corporate bond prices. In addition, Corporate BondTicker™ provides indicative prices for secondary loans, through arrangements with certain of our broker-dealer clients, and independent third-party credit research. Our electronic trading platform allows institutional investors to compile, sort and use information to discover investment opportunities that might have been difficult or impossible to identify using a manual information gathering process or other electronic services.

In November 2006, we added a comprehensive set of reports designed to review and monitor credit trading activity for institutional investor clients. It utilizes extensive TRACE information and has a flexible interface to run and save reports in a variety of formats for both compliance and management reporting. For example, the best execution report provides a view of the savings generated by trading on our electronic trading platform and offers a quantitative measure of the value of price discovery from multiple dealers. The report allows clients to monitor performance against their own best execution policy. Our compliance product provides a printed history of each inquiry submitted through the MarketAxess trading platform.

Straight-Through Processing. Straight-through processing ("STP") refers to the integration of systems and processes to automate the trade process from end-to-end — trade execution, confirmation and settlement — without the need for manual intervention. Our electronic trading platform provides broker-dealers and institutional investors with the ability to automate portions of their transaction processing requirements, improving accuracy and efficiency. Through electronic messaging, institutional investors can submit inquiries to, and receive electronic notices of execution from us, in industry standard protocols, complete with all relevant trade details. Institutional investors can download trade messages, allocate trades to sub-accounts on whose behalf the trades were made and send the allocations to broker-dealers for confirmation.

Technology Products and Services. In addition to our trading platform, we provide a suite of technology products. In November 2007, we formed a new subsidiary, MarketAxess Technologies Inc., which acquired certain assets of Trade West Systems, LLC ("TWS"). TWS is an Utah-based financial software and technology services provider focused on providing gateway adapters for connecting order management systems and trading systems to fixed-income trading venues. In March 2008, we acquired Greenline Financial Technologies, Inc. ("Greenline"), an Illinois-based provider of integration, testing and management solutions for FIX-related products and services designed to optimize the electronic trading of fixed-income, equity and other exchange-based products.

Robust, Scalable Technology

We have developed proprietary technology that is highly secure, fault-tolerant and provides adequate capacity for our current operations, as well as for substantial growth. Our highly scalable systems are designed to accommodate additional volume, products and clients with relatively little modification and low incremental costs.

Proven Innovator with an Experienced Management Team

Since our inception, we have been an innovator in the fixed-income securities markets. Our management team is comprised of executives with an average of more than 20 years' experience in the securities industry. We have consistently sought to benefit participants in the markets we serve by attempting to replicate the essential features of fixed-income trading, including the existing relationships between broker-dealers and their institutional investor clients, while applying technology to eliminate weaknesses in traditional trading methods. In 2008, *Credit* magazine recognized MarketAxess as "Best Multi-Dealer Credit Default Swaps Trading Platform" for the second consecutive year, "Best Multi-Dealer Corporate Bond Trading Platform" for the fourth consecutive year and "Best Market Innovation" in the U.S. We were recognized as the "Best Multi-Dealer Credit Default Swaps Trading Platform" in 2008 in Europe.

Some of the innovations we have introduced to electronic trading include:

- the first multi-dealer disclosed trading platform for U.S. high-grade corporate bonds;
- the first electronic Treasury benchmarking for U.S. high-grade corporate bond trades;
- Corporate BondTicker™, our information services product, combining FINRA TRACE bond data with MarketAxess data and analytical tools;
- bid and offer list technology for corporate bond trading, enabling institutional investors to request executable prices for multiple securities simultaneously;
- the first disclosed client to multi-dealer trading platform for CDS indices;
- DealerAxess®, an innovative dealer-to-dealer electronic trading platform for U.S. high-grade corporate bonds, emerging market bonds and CDS; and
- public Market Lists for corporate bonds, giving institutional investors the ability to display their bid and offer lists anonymously to the entire MarketAxess trading community.

Our Strategy

Our objective is to provide the leading global electronic trading platform for fixed-income securities, connecting broker-dealers and institutional investors more easily and efficiently, while offering a broad array of information, trading and technology services to market participants across the trading cycle. The key elements of our strategy are:

Enhance the Liquidity of Securities Traded on Our Platform and Broaden Our Client Base in Our Existing Markets

We intend to further enhance the liquidity of securities traded on our leading electronic, multi-dealer to client fixed-income platform. Our ability to innovate and efficiently add new functionality and product offerings to the MarketAxess platform will help us deepen our market share with our existing clients, as well as expand our client base, which we believe will in turn lead to even further increases in the liquidity of the securities provided by our broker-dealer clients and available on our platform. We will seek to increase the number of active European institutional investor clients using our U.S. electronic trading platform, subject to regulatory requirements.

Leverage our Existing Technology and Client Relationships to Expand into New Sectors of the Fixed-Income Securities Market

We intend to leverage our technology, as well as our strong broker-dealer and institutional investor relationships, to deploy our electronic trading platform into additional product segments within the fixed-income securities markets and deliver fixed-income securities-related technical services and products. As an example, in 2005 and 2006, respectively, we introduced CDS index trading and CDS single-name trading on our platform. Due in part to our highly scalable systems, we believe we will be able to enter new markets efficiently.

Leverage our Existing Technology and Client Relationships to Expand into New Client Segments

We intend to leverage our technology and client relationships to deploy our electronic trading platform into new client segments. As an example, in June 2006 we introduced our DealerAxess® service, which allows our broker-dealer clients to transact U.S. corporate bond, emerging markets bond and CDS trades on our platform with other broker-dealer clients and, in 2008, we expanded the base of broker-dealers on our platform to include both regional and diversity dealers.

Continue to Strengthen and Expand our Trade-Related Service Offerings

We plan to continue building our existing service offerings so that our electronic trading platform is more fully integrated into the workflow of our broker-dealer and institutional investor clients. We also plan to continue to add functionality to enhance the ability of our clients to achieve a fully automated, end-to-end straight-through processing solution (automation from trade initiation to settlement). We are continually considering the introduction of new trading techniques. As an example, in the fourth quarter of 2008, we introduced public Market Lists for corporate bonds that give institutional investors the ability to display live requests for bids and offers anonymously to the entire MarketAxess trading community.

Expand our Data and Information Services Offerings

We regularly add new content and analytical capabilities to Corporate BondTicker™ in order to improve the value of the information we provide to our clients. In November 2006, we introduced compliance reporting tools for our institutional investor clients that assist them in monitoring best execution requirements for fixed-income trades. In November 2008, we introduced an alliance with Markit enabling institutional investors to use Markit Quotes. In December 2008, we announced an agreement with Investment Technology Group ("ITG") to provide integrated access to our fixed-income compliance suite and to ITG's equities transaction cost analysis product. We intend to continue to widen the user base of our data products and to continue adding new content and analytical capabilities. As the use of our electronic trading platform continues to grow, we believe that the amount and value of our proprietary trading data will also increase, further enhancing the value of our information services offerings to our clients.

Expand our Technology Services Offerings

We intend to leverage our technology expertise and our client relationships to provide technology solutions to our clients that enhance their electronic trading capabilities and facilitate the electronic communication of order information with their trading counterparties. In November 2007, we acquired TWS, a financial software and technology services provider focused on providing gateway adapters for connecting order management systems and trading systems to fixed-income trading venues. In March 2008, we acquired Greenline, an Illinois-based provider of integration, testing and management solutions for FIX-related products and services.

Pursue Strategic Alliances and Select Acquisitions

We plan to continue to increase and supplement our internal growth by entering into strategic alliances, or acquiring businesses or technologies, that will enable us to enter new markets, provide new products or services, or otherwise enhance the value of our platform to our clients. Examples of this are our alliances with Markit and ITG and our acquisitions of TWS and Greenline.

MarketAxess Electronic Trading Platform

Client-to-Dealer Markets

U.S. High-Grade Corporate Bonds

Our U.S. high-grade corporate bond business consists of U.S. dollar-denominated investment-grade debt issued by corporations for distribution in the U.S. Both domestic and foreign institutional investors have access to U.S. high-grade corporate bond trading on our electronic trading platform. We use the terms high-grade debt and investment-grade debt interchangeably in this annual report on Form 10-K. Our 2008 trading volume in the U.S. high-grade corporate bond market was $134.6 billion.

In the U.S. high-grade corporate bond market, 36 broker-dealers utilize our platform, including 17 of the top 20 broker-dealers as ranked by 2008 investment grade new-issue underwriting volume. We added 19 regional and diversity dealers during 2008 but lost two dealers through bankruptcy and consolidation in the broker-dealer community. Our broker-dealer clients accounted for approximately 97% of the underwriting of newly-issued U.S. high-grade corporate bonds in 2008. We offer our institutional investor clients access to a broad inventory of U.S. high-grade corporate bonds, which is provided and updated daily by our broker-dealer clients. Our electronic trading platform is a multi-dealer disclosed counterparty model, which allows institutional investors to view bids and offers from one or more of our broker-dealer clients while permitting each party to know the identity of its counter-party throughout the trading process. By disclosing the counterparties, the inquiry system on which our trading platform is based combines the strength of existing offline client/dealer relationships with the efficiency and transparency of an electronic trading platform. This enables institutional investors to instantly direct trade inquiries and negotiations to their traditional broker-dealer or to any of the overwhelming majority of the world's leading broker-dealers who provide liquidity in these securities. Through our Market List functionality, we also offer institutional investors the ability to display their live requests for bids and offers lists anonymously to the entire MarketAxess trading community as a means of creating broader visibility of their inquiry among market participants and increasing the likelihood that the request results in a trade. Institutional investors have access to the commingled inventory of our broker-dealer clients, representing indicative bids and offers. Each line item of inventory represents an indicative bid and/or offer on a particular bond issue by a particular broker-dealer client. Institutional investor clients are not restricted to trading only the bonds posted as inventory, although many of the trades conducted on our platform are made from the posted inventory. To transact in a specific bond that does not appear in inventory, institutional investors can easily search our database and submit an online inquiry to their chosen broker-dealers, who can respond with live, executable prices. While, on average, institutional investor clients receive several bids or offers from broker-dealers in response to trade inquiries, some inquiries may not receive any bids or offers.

Eurobonds

MarketAxess Europe Limited, our wholly-owned U.K. subsidiary, commenced trading operations in August 2001. MarketAxess Europe Limited received Financial Services Authority ("FSA") regulatory approval and began to offer European secondary trading functionality in U.S. dollar- and Euro-denominated European corporate bonds to our broker-dealer and institutional investor clients in September 2001. In 2003, we added trading in other European high-grade corporate bonds, including bonds issued in Pounds Sterling and floating rate notes. In 2008, we introduced trading in European government bonds. As on our U.S. electronic trading platform, all trading on our European platform is done using a multi-dealer disclosed counterparty model. We offered the first platform in Europe with this capability for corporate bonds.

In the Eurobond credit market, defined as including European high-grade, high yield and government bonds, 18 broker-dealers utilize our platform, including 17 of the top 20 broker-dealers as ranked by 2008 European investment grade new-issue underwriting volume. On a typical day, institutional investors on our European corporate bond trading platform have access to 10,000 line items of commingled inventory, representing an aggregate of approximately $36 billion of indicative bids and offers. In a single inquiry, institutional investors can request bids or offers from up to six of the broker-dealers who participate on the European platform. While many of the trades conducted on our platform are made from the posted inventory, institutional investor clients are not restricted to trading only the bonds posted as inventory. To transact in a specific bond that does not appear in inventory, institutional investors can easily search our database and submit an online inquiry to their chosen broker-dealers, who can respond with live, executable prices. While, on average, institutional investor clients receive several bids or offers from broker-dealers in response to trade inquiries, some inquiries may not receive any bids or offers. Our 2008 trading volume in the Eurobond market was $35.8 billion and principally related to trading in European high-grade corporate bonds.

Emerging Markets Bonds

Twenty-three of our U.S. broker-dealer clients use our platform to trade emerging markets bonds. 248 active institutional investor clients (firms that executed at least one trade through our electronic trading platform between January 2008 and December 2008) utilize our electronic trading platform to trade emerging markets bonds. These institutional investor clients are located in both the U.S. and Europe. The emerging markets countries whose bonds were most frequently traded on our platform in 2008 were Brazil, Mexico, Venezuela, Russia and Argentina.

In December 2007, we introduced local markets emerging market debt trading, which allows our institutional investor clients to transact Euroclear-eligible local currency denominated bonds issued by sovereign entities or corporations in countries that include Mexico, Brazil and Argentina.

Crossover and High-Yield Bonds

Thirty of our U.S. broker-dealer clients use our platform to trade crossover and high-yield bonds. Trading in crossover and high-yield bonds uses many of the same features available in our U.S. high-grade corporate bond offering.

Agency Bonds

Seventeen of our U.S. broker-dealer clients use our platform to trade agency bonds. Trading in agency bonds uses many of the same features available in our U.S. high-grade corporate bond offering.

Credit Default Swaps

We launched CDS index trading on our platform in September 2005 and added the capacity to trade lists of single-name CDS in November 2006. In addition to the trading features, the index trading platform also offers STP connectivity for dealers and institutional investor clients. Six of our U.S. broker-dealer clients are live on our platform to trade CDS investment grade indices, nine for emerging market CDS indices and single-name lists and six for European credit CDS indices. In November 2008 we introduced an alliance with Markit enabling institutional investors to use Markit Quotes within the MarketAxess data and trading system to observe indicative CDS and corporate bond prices. Institutional investors can launch MarketAxess trade inquiries directly from Markit Quotes.

Dealer-to-Dealer Markets

Emerging Markets Bonds

Ten of our broker-dealer clients use our DealerAxess® platform to trade emerging markets bonds with each other. The platform is primarily utilized for transactions in U.S dollar-denominated bonds issued by Latin American governments. DealerAxess® provides live inter-dealer markets utilizing proprietary cross-matching technology. Although DealerAxess® is a completely segregated trading platform, it uses the same core technology as our client-to-dealer platform. The platform provides a documented record of orders and executed trades with reporting that enables broker-dealer clients to track, analyze and evaluate their inter-dealer trading. Straight-through processing is available to reduce manual tasks and lower the number of errors. Bond trades on DealerAxess® are conducted with MarketAxess as riskless principal. Trades are cleared and settled by an independent clearing broker.

Credit Default Swaps

We launched CDS single-name trading for U.S. high-grade and index and single-name trading for emerging markets on our platform in May 2007. Ten of our U.S. broker-dealer clients are live on our platform to trade U.S. high-grade single-name CDS and 10 of our U.S. broker-dealer clients are live on our platform to trade emerging markets index and single-name CDS. CDS transactions are conducted on the DealerAxess® platform on a name give-up basis and are directly settled between the two trading counterparties.

U.S. High-Grade Corporate Bonds

Our DealerAxess® platform has not been used for U.S. high-grade corporate bond trades since the second quarter of 2008. The majority of inter-dealer trading in U.S. high grade corporate bonds is currently conducted by telephone through voice brokers.

Key Trading Functionalities

We currently offer both disclosed inquiry trading on our client-to-dealer platform and an anonymous cross-matching style of trading on our dealer-to-dealer platform. Our DealerAxess® dealer-to-dealer trading platform provides anonymous live markets with executable bids and offers posted by participating dealers that are matched using proprietary cross-matching technology. The key trading functionalities on our client-to-dealer trading platform are detailed below.

Single Inquiry Trading Functionality

We currently offer institutional investors the ability to request bids or offers in a single inquiry from up to 36 of our broker-dealer clients for U.S. high-grade corporate bonds, from up to six of our broker-dealer clients for European high-grade corporate bonds and from up to eight of our broker-dealer clients in emerging markets bonds. Institutional investors can obtain bids or offers on any security posted in inventory or included in the database available on our platform.

ASAP and Holding Bin Trading Functionalities

We provide both ASAP ("as soon as possible") and Holding Bin trading protocols. In the Holding Bin trading protocol, institutional investor clients set the time when they would like all of the broker-dealers' prices or spreads returned to them, in order to have the ability to see all executable prices available at the same time. In the ASAP trading protocol, institutional investor clients see each broker-dealer's price or spread as soon as it is entered by the broker-dealer.

List Trading Functionality

We currently offer institutional investors the ability to request bids or offers on a list of bonds, with the number of different bonds on each list varying between 8 and 40 items depending on the market. This facilitates efficient trading for institutional investors such as investment advisors, mutual funds and hedge funds. Institutional investors are able to have multiple lists executable throughout the trading day, enabling them to manage their daily cash flows, portfolio duration, and credit and sector exposure.

Swap Trading Functionality

We currently offer institutional investors the ability to request an offer to purchase one bond and a bid to sell another bond, in a manner such that the two trades will be executed simultaneously, with payment based on the price or yield differential of the securities.

Market Lists

We offer institutional investors the ability to display live requests for bid and offer anonymously to the entire MarketAxess trading community through our Market List functionality, thereby creating broader visibility of their inquiry among market participants and increasing the likelihood that the request results in a trade.

Information and Analytical Tools

Corporate BondTicker™

Corporate BondTicker™ provides real-time FINRA TRACE data and enhances it with MarketAxess trade data and analytical tools to provide professional market participants with a comprehensive set of corporate bond price information. The data include trade time and sales information, including execution prices, as well as MarketAxess-estimated spread-to-Treasuries, for trades disseminated by the FINRA TRACE system. The data also include actual execution prices and spread-to-Treasury levels for U.S. high-grade corporate bond trades executed on the MarketAxess platform. Corporate BondTicker™ allows institutional investors to search for and sort bonds based upon specific criteria, such as volume, time/date of transaction, spread change, issuer or security. This search function allows institutional investors to compile information relating to potential securities trades in a fraction of the time that it takes to manually compile this information from disparate sources or other electronic databases, including direct TRACE feeds. In addition, Corporate BondTicker™ provides independent third-party credit research as well as indicative prices for secondary markets in loans and CDS.

TRACE facilitates the mandatory reporting of over-the-counter secondary market transactions in eligible fixed-income securities. All broker-dealers that are FINRA member firms have an obligation to report transactions in corporate bonds to TRACE under a set of rules approved by the U.S. Securities and Exchange Commission ("SEC"). FINRA then publicly disseminates a portion of this data, which is available free of charge on a delayed basis through the FINRA website or available immediately for a set fee.

Corporate BondTicker™ is integrated directly into the MarketAxess electronic trading platform and can be seamlessly accessed, either when viewing securities inventory or when launching an inquiry. Corporate BondTicker™ is also available through the Internet for non-trading professional market participants, including, among others, research analysts and rating agencies, who can log in and access the information via an easy-to-use browser-based interface.

We provide Corporate BondTicker™ as an ancillary service to our trading clients and also to other industry participants. We derive revenues from our Corporate BondTicker™ service by charging for seat licenses per user at our broker-dealer and institutional investor clients, through distribution agreements with other information service providers and through bulk data sales to third parties. Seat license fees from institutional investor clients are waived for clients that transact a sufficient volume of trades through MarketAxess.

Additional analytical capabilities of our information services offerings aim to provide clients with more information regarding bond prices and market activity, including asset swap spreads, turnover percentage and liquidity ratios. These statistics measure a security's trading activity relative to its amount outstanding and relative to the overall market, respectively, providing an additional perspective on relative liquidity. In addition, we provide pricing measures to help institutional investors better assess the relative value of a corporate bond, providing more consistent relative pricing information for institutional investors, such as offering spread data versus the interest rate swap curve and versus the U.S. Treasury curve. Users are also able to download a variety of MarketAxess-compiled trade reports containing a comprehensive review of trading activity. Corporate BondTicker™ is currently the source of corporate bond trading information for *The Wall Street Journal.*

In November 2006, we added a comprehensive set of reports designed to review and monitor credit trading activity for institutional investor clients. It utilizes extensive TRACE information and has a flexible interface to run and save reports in a variety of formats for both compliance and management reporting. For example, the best execution report provides a view of the savings generated by trading on our electronic trading platform and offers a quantitative measure of the value of price discovery from multiple dealers. The report allows clients to monitor performance against their own best execution policy. Our compliance product provides a printed history of each inquiry submitted through the MarketAxess trading platform.

In November 2007, we added end-of-day CDS pricing data to Corporate BondTicker™ that is provided by Credit Market Analysis Ltd. End-of-day screening tools combine the CDS data with market data from cash bonds and equities to provide relative value analysis to our clients.

In 2008, we launched European BondTicker™, which displays market standard pricing data with MarketAxess enrichments. The product covers both European and Sterling denominated debt and provides the user with both price and MarketAxess-calculated spreads to benchmark government bonds. European BondTicker™ displays intra-day indicative prices for more than 2,300 issues, including government bonds, state-guaranteed bonds and corporate bonds. The market standard pricing data is comprised of high quality price quotes from leading financial institutions. Many of the same features available on Corporate BondTicker™ are also available on European BondTicker™.

My Portfolio

Institutional investors are able to upload their corporate bond portfolio to our electronic trading platform utilizing the "My Portfolio" trading feature. Institutional investors who utilize "My Portfolio" benefit from the ability to automatically match inventory on our platform to bonds held in their portfolio, allowing them to more efficiently launch an inquiry and transact in these securities. Users of this feature can also directly access Corporate BondTicker™ to obtain the trading history of the securities in their portfolio.

Straight-Through Processing

Straight-through processing refers to the integration of systems and processes to automate the trade process from end-to-end — trade execution, confirmation and settlement — without the need for manual intervention. There are two elements of straight-through processing: internal straight-through processing and external straight-through processing. Internal straight-through processing relates to the trade and settlement processes that are internal to an industry participant. For example, in the case of an institutional investor, this includes authorization of orders, placement of orders with broker-dealers, receipt of execution details and allocation of trades. External straight-through processing refers to connecting seamlessly to all external counterparts in the trading and settlement process.

Automation by way of straight-through processing improves efficiency throughout the trade cycle. We provide broker-dealers and institutional investors with a range of tools that facilitate straight-through processing, including order upload, easy-to-use online allocation tools and pre- and post-trade messaging features that enable institutional investors to communicate electronically between front- and back-office systems, thereby integrating the order, portfolio management and accounting systems of our broker-dealer and institutional investor clients in real time. Our straight-through processing tools can be customized to meet specific needs of clients. We continue to build industry partnerships to assist our clients in creating connectivity throughout the trade cycle. Through these partnerships, we are increasingly providing solutions that can quickly be deployed within our clients' trading operations.

Usage of our straight-through processing tools increased significantly during 2008. The number of investor client STP connections increased to 198 as of December 31, 2008 from 134 as of December 31, 2007. In our U.S. high-grade corporate bond business between 2006 and 2008, the number of trades completed through our straight-through processing capabilities increased from 32,056 to 96,957. The number of online allocations increased from 83,501 to 100,495 between 2006 and 2008.

Dealer API

We offer Application Programming Interface ("API") services to our broker-dealer clients for pre-trade, trade negotiation and post-trade services. This allows for straight-through processing, which improves efficiency and reduces errors in processing.

Technology Services

In November 2007, we formed a new subsidiary company, MarketAxess Technologies Inc., which acquired TWS, a financial software and technology services company focused on providing gateway adapters to connect order management and trading systems to fixed-income trading venues.

In March 2008, we acquired Greenline, an Illinois-based provider of integration, testing and management solutions for FIX related products and services. The Financial Information eXchange (FIX) protocol is a messaging standard developed specifically for the real-time electronic exchange of securities transaction information. Greenline's CertiFIX product enables firms to provide a reliable FIX certification environment for their trading counterparties. The VeriFIX product is a testing suite that allows firms to thoroughly test counterparty FIX interfaces, protocol formats and supported messages. Greenline's MagniFIX product allows firms to monitor their enterprise-wide FIX installations on a real-time basis. In addition, Greenline provides strategic consulting and custom development for their clients.

We also provide technology consulting and customized development services to our clients that leverage our trading technology expertise and our existing technology solutions. Fees for such services are charged based upon the complexity and extent of the services provided.

Sales and Marketing

We promote our products and services using a variety of direct and indirect sales and marketing strategies. Our sales force is responsible for client acquisition activity and for increasing use of our platform by our existing clients. Their goal is to train and support existing and new clients on how to use the system and to educate them as to the benefits of utilizing an electronic fixed-income trading platform. We employ various strategies, including advertising, direct marketing, promotional mailings and participation in industry conferences, to increase awareness of our brand and our electronic trading platform. For example, we have worked with *The Wall Street Journal* to establish Corporate BondTicker™ as the source of information for its daily corporate bond and high-yield tables.

Competition

The electronic trading industry is highly competitive and we expect competition to intensify in the future. We face five main areas of competition:

- *Telephone* — We compete with bond trading business conducted over the telephone between broker-dealers and their institutional investor clients. Institutional investors have historically purchased fixed-income securities by telephoning bond sales professionals at one or more broker-dealers and inquiring about the price and availability of individual bonds. This remains the manner in which the majority of corporate bonds are still traded between institutional investors and broker-dealers.

- *E-mail* — We compete with bond trading business conducted via e-mail between broker-dealers and their institutional investor clients. E-mail provides an efficient means of initiating product and price discovery with a large universe of potential trading partners.

- *Other electronic trading platforms* — There are numerous other electronic trading platforms currently in existence. These include: Thomson TradeWeb, a multi-dealer to institutional investor trading platform that has historically focused on government bond trading; Bloomberg, which provides electronic trading functionality; and the New York Stock Exchange, which launched a retail corporate bond trading platform in April 2007. In 2002, Thomson TradeWeb launched an electronic corporate bond trading platform. In January 2008, nine dealers purchased a 15% stake in TradeWeb's established markets and provided additional funding for asset class expansion. In addition, some broker-dealers operate proprietary electronic trading systems that enable institutional investors to trade directly with a broker-dealer over an electronic medium. We believe that we are currently the only platform primarily focused on multi-party disclosed trading of credit products between broker-dealers and institutional investors, though others have or may seek to expand their product offerings to compete in this market. Additionally, as we expand our business into new products, we will likely come into more direct competition with other electronic trading platforms or firms offering traditional services. For instance, our DealerAxess® platform competes with services offered by inter-dealer brokerage firms including BGC Partners L.P., Creditex (a wholly owned subsidiary of Intercontinental Exchange), GFI Group Inc., ICAP plc and Tullet Prebon plc.

- *Market data and information vendors* — Several large market data and information providers currently have a data and analytics relationship with virtually every institutional firm. Some of these entities currently offer varying forms of electronic trading of fixed-income securities, mostly on a single-dealer basis. Some of these entities have announced their intention to expand their electronic trading platforms or to develop new platforms. These entities are currently direct competitors to our information services business and may in the future become direct competitors to our electronic trading platform.

- *Technology vendors* — We compete with numerous providers of FIX message management tools and connectivity solutions. The market for our technology products and services is fragmented and includes FIX engine providers, testing, monitoring, certification and professional services firms and in-house technology and development groups at virtually every institutional firm.

Competitors, including companies in which some of our broker-dealer clients have invested, have developed electronic trading platforms or have announced their intention to explore the development of electronic trading platforms that compete or will compete with us. Furthermore, our broker-dealer clients have made, or may in the future make investments in or enter into agreements with other businesses that directly or indirectly compete with us.

In general, we compete on the basis of a number of key factors, including:

- broad network of broker-dealer and institutional investor clients using our electronic trading platform;
- liquidity provided by the participating broker-dealers;
- magnitude and frequency of price improvement;
- facilitating the quality and speed of execution;
- compliance benefits;
- total transaction costs;
- technology capabilities, including the reliability and ease of use of our electronic trading platform; and
- range of products and services offered.

We believe that we compete favorably with respect to these factors and continue to proactively build technology solutions that serve the needs of the credit markets.

Our competitive position is also enhanced by the familiarity and integration of our broker-dealer and institutional investor clients with our electronic trading platform and other systems. We have focused on the unique aspects of the credit markets we serve in the development of our platform, working closely with our clients to provide a system that is suited to their needs.

Our broker-dealer clients have invested in building API's with us for inventory contributions, electronic trading, government bond benchmark pricing and post-trade messaging. We believe that we have successfully built deep roots with our broker-dealer clients, increasing our level of service to them while at the same time increasing their commitment to our services. .

Furthermore, 198 of our institutional investor clients have built interfaces to enable them to communicate electronically between our platform and their order, portfolio management and accounting systems. We believe that this increases the reliance of these institutional investor clients on our services and creates significant competitive barriers to entry.

Technology

The design and quality of our technology are critical to our growth and our ability to execute our business strategy. Our electronic trading platform has been designed with secure, scalable client-server architecture that makes broad use of distributed computing to achieve speed, reliability and fault tolerance. The platform is built on industry-standard technologies and has been designed to handle many multiples of our current trading volume.

All critical server-side components, primarily our networks, application servers and databases, have backup equipment running in the event that the main equipment fails. This offers fully redundant system capacity to maximize uptime and minimize the potential for loss of transaction data in the event of an internal failure. We also seek to minimize the impact of external failures by automatically recovering connections in the event of a communications failure. The majority of our broker-dealer clients have dedicated high-speed T-1 communication lines to our network in order to provide fast data transfer. Our security measures include industry-standard communications encryption.

We have designed our application with an easy-to-use, Windows-based interface. Through a secure, single sign-on, our clients are able to access our electronic trading platform. Clients are also able to execute transactions over our platform directly from their order management systems. We provide users an automatic software update feature that does not require manual intervention.

Intellectual Property

We rely upon a combination of copyright, patent, trade secret and trademark laws, written agreements and common law to protect our proprietary technology, processes and other intellectual property. Our software code, elements of our electronic trading platform, Web site and other proprietary materials are protected by copyright laws. We currently have six patent applications pending, covering certain aspects of our business.

The written agreements upon which we rely to protect our proprietary technology, processes and intellectual property include agreements designed to protect our trade secrets. Examples of these written agreements include third party nondisclosure agreements, employee nondisclosure and inventions assignment agreements, and agreements with customers, contractors and strategic partners. Other written agreements upon which we rely to protect our proprietary technology, processes and intellectual property take many forms and contain provisions related to patent, copyright, trademark or trade secret rights.

We have obtained U.S. federal registration of the MarketAxess® name and logo, and the same mark and logo have been registered in several foreign jurisdictions. We have pending registrations for the MarketAxess® name and logo in several other foreign jurisdictions. In addition, we have obtained U.S. federal registration for the marks AutoSpotting®, BondLink®, FrontPage®, Actives®, DealerAxess® and associated designs and have a number of other registered trademarks, service marks and trademark applications. Corporate BondTicker™ is a trademark we use, but it has not been registered.

In addition to our efforts to register our intellectual property, we believe that factors such as the technological and creative skills of our personnel, new product and service developments, frequent enhancements and reliability with respect to our services are essential to establishing and maintaining a technology and market leadership position.

Government Regulation

The securities industry and financial markets in the U.S. and elsewhere are subject to extensive regulation. As a matter of public policy, regulatory bodies in the U.S. and the rest of the world are charged with safeguarding the integrity of the securities and other financial markets and with protecting the interests of investors participating in those markets. Our active broker-dealer subsidiaries fall within the scope of their regulations.

Regulation of the U.S. Securities Industry and Broker-Dealers

In the U.S., the SEC is the governmental agency responsible for the administration of the federal securities laws. One of our U.S. subsidiaries, MarketAxess Corporation, is registered with the SEC as a broker-dealer. It is also a member of FINRA, a self-regulatory organization to which most broker-dealers belong. In addition, MarketAxess Corporation is a member of the Securities Investor Protection Corporation, which provides certain protection for clients' accounts in the event of a liquidation of a broker-dealer to the extent any such accounts are held by the broker-dealer.

Additionally, MarketAxess Corporation is registered with certain states and the District of Columbia as a broker-dealer. The individual states and the District of Columbia are responsible for the administration of their respective "blue sky" laws, rules and regulations.

Regulation of the Non-U.S. Securities Industries and Investment Service Providers

The securities industry and financial markets in the U.K., the European Union and elsewhere are subject to extensive regulation. MarketAxess Europe Limited may fall within the scope of those regulations depending upon the extent to which it is characterized as providing a regulated investment service.

Our principal regulator in the U.K. is the FSA. Our subsidiary, MarketAxess Europe Limited, is registered as a Multilateral Trading Facility ("MTF") with the FSA.

The securities industry in the member states of the European Union is regulated by agencies in each member state. European Union measures provide for the mutual recognition of regulatory agencies and of prudential supervision making possible the grant of a single authorization for providers of investment services, which, in general, is valid throughout the European Union. As an FSA-approved MTF, MarketAxess Europe Limited receives the benefit of this authorization.

In May 2003, we incorporated a Canadian subsidiary, MarketAxess Canada Limited. It is registered as an Alternative Trading System under the Securities Act of Ontario and is a member of the Investment Industry Regulatory Organization of Canada.

Employees

As of December 31, 2008, we had 185 employees, 158 of whom were based in the U.S. and 27 of whom were based outside of the U.S., principally in the U.K. None of our employees is represented by a labor union. We consider our relationships with our employees to be good and have not experienced any interruptions of operations due to labor disagreements.

Company Information

Our Internet website address is www.marketaxess.com. Through our Internet website, we will make available, free of charge, the following reports as soon as reasonably practicable after electronically filing them with, or furnishing them to, the SEC: our annual report on Form 10-K; our quarterly reports on Form 10-Q; our current reports on Form 8-K; and amendments to those reports filed or furnished pursuant to Section 13(a) of the Securities Exchange Act of 1934. Our Proxy Statements for our Annual Meetings are also available through our Internet website. Our Internet website and the information contained therein or connected thereto are not intended to be incorporated into this Annual Report on Form 10-K. You may also obtain copies of our reports without charge by writing to:

MarketAxess Holdings Inc.
140 Broadway
New York, NY 10005
Attn: Investor Relations

Our Board of Directors has standing Audit, Compensation and Nominating and Corporate Governance Committees. Each of these committees has a written charter approved by our Board of Directors. Our Board of Directors has also adopted a set of Corporate Governance Guidelines. Copies of each committee charter, along with the Corporate Governance Guidelines, are also posted on our website.

You may read and copy any document we file with the SEC at the SEC's public reference room at 100 F Street, NE, Room 1580, Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 for information on the public reference room. The SEC maintains an Internet website that contains annual, quarterly and current reports, proxy and information statements and other information that issuers (including the Company) file electronically with the SEC. The SEC's internet website is www.sec.gov.

We have obtained federal registration of the MarketAxess® name and logo, as well as for the marks Auto-Spotting®, BondLink®, Actives®, FrontPage® and DealerAxess®. We also have a number of other registered trademarks, service mark applications and trademark applications. Other trademarks and service marks appearing in this annual report on Form 10-K are the property of their respective holders.

Item 1A. *Risk Factors.*

Risks Related to Our Business

We face substantial competition that could reduce our market share and harm our financial performance.

The fixed-income securities industry generally, and the electronic financial services markets in which we operate in particular, are highly competitive, and we expect competition to intensify in the future. We will continue to compete with bond trading conducted directly between broker-dealers and their institutional investor clients over the telephone or electronically. In addition, our current and prospective competitors are numerous and include:

- other multi-dealer trading companies;
- market data and information vendors;
- securities and futures exchanges;
- inter-dealer brokerage firms;
- electronic communications networks;
- technology, software, information and media or other companies that have existing commercial relationships with broker-dealers or institutional investors; and
- other electronic marketplaces that are not currently in the securities business.

Many of our current and potential competitors are more established and substantially larger than we are and have substantially greater market presence, as well as greater financial, technical, marketing and other resources. These competitors may aggressively reduce their pricing to enter into market segments in which we have a leadership position today, potentially subsidizing any losses with profits from trading in other fixed-income or equity securities. In addition, many of our competitors offer a wider range of services, have broader name recognition and have larger customer bases than we do. Some of them may be able to respond more quickly to new or evolving opportunities, technologies and customer requirements than we can and may be able to undertake more extensive promotional activities.

Any combination of our competitors may enter into joint ventures or consortia to provide services similar to those provided by us. Current and new competitors can launch new platforms at a relatively low cost. Others may acquire the capabilities necessary to compete with us through acquisitions. We expect that we will potentially compete with a variety of companies with respect to each product or service we offer. If we are not able to compete successfully in the future, our business, financial condition and results of operations would be adversely affected.

Neither the sustainability of our current level of business nor any potential growth can be assured. Even if we do experience growth, we cannot assure you that we will grow profitably.

The success of our business strategy depends, in part, on our ability to maintain and expand the network of broker-dealer and institutional investor clients that use our electronic trading platform. Our business strategy also depends on increasing the use of our platform by these clients. Individuals at broker-dealers or institutional investors may have conflicting interests, which may discourage their use of our platform.

Our growth is also dependent on our ability to diversify our revenue base. We currently derive approximately half of our revenues from secondary trading in U.S. high-grade corporate bonds. The percentage of our commissions from such trading declined from 57.3% in 2006 to 50.0% in 2008. Our long-term business strategy is dependent on expanding our service offerings and increasing our revenues from other fixed-income products and other sources. We cannot assure you that our efforts will be successful or result in increased revenues or continued profitability.

Because we operate in a rapidly evolving industry, it is difficult to evaluate our business and prospects.

We expect to encounter risks and difficulties frequently experienced by companies operating in rapidly evolving industries, such as the electronic financial services industry. These risks and difficulties include, but are not limited to, our ability to:

- attract and retain broker-dealers and institutional investors on a cost-effective basis;
- expand and enhance reliable and cost-effective product and service offerings to our clients;
- respond effectively to competitive pressures;
- diversify our sources of revenues;
- maintain adequate control of our expenses;
- operate, support, expand and develop our operations, website, software, communications and other systems;
- manage growth in personnel and operations;
- increase awareness of our brand or market positioning;
- expand our sales and marketing programs; and
- respond to regulatory changes or demands.

If we are unsuccessful in addressing these risks or in executing our business strategy, our business, financial condition and results of operations may suffer.

Further decreases in trading volumes in the fixed-income markets generally or on our platform would further harm our business and profitability.

We have experienced significant decreases in overall trading volume over the past 18 months, and may continue to experience decreases in trading volume in the future. Declines in the overall volume of fixed-income securities trading and in market liquidity generally, as well as declines in interest rate volatility, result in lower revenues from commissions for trades executed on our electronic trading platform and fees generated from related activities.

Likewise, decreases in our share of the segments of the fixed-income trading markets in which we operate, or shifts in trading volume to segments of clients which we have not penetrated, could result in lower trading volume on our platform and, consequently, lower commissions and other revenue. During recent periods of increased volatility in credit markets, the use of electronic trading platforms by market participants decreased dramatically as institutional investors sought to obtain additional information during the trade process through conversations with broker-dealers. In addition, during rapidly moving markets, broker-dealers are less likely to post prices electronically.

A further decline in trading volumes on our platform for any reason will continue to have a material adverse effect on our business, financial condition and results of operations.

We may enter into new fee plans, the impact of which may be difficult to evaluate.

We anticipate that from time to time we will introduce new fee plans for the U.S. high-grade corporate bond, Eurobond and other market segments in which we operate. Any new fee plan may include different fee structures or provide volume incentives.

We cannot assure you that any new fee plans will result in an increase in the volume of transactions effected on our platform or that our revenues will increase as a result of the implementation of any such fee plans. Furthermore, resistance to the new fee plans by our broker-dealer or institutional investor clients or a reduction in the number of dealers participating on our platform could have an adverse impact on our distribution fees and otherwise have a material adverse effect on our business, financial condition and results of operations.

We are exposed to risks resulting from non-performance by counterparties to certain transactions executed between our clients in which we act as an intermediary in matching back-to back bond trades.

In June 2006, we began executing riskless principal bond transactions between our broker-dealer clients on the DealerAxess® platform, and during 2008 we extended our riskless principal role to include the execution of certain bond transactions between institutional investor and broker-dealer clients. We (through our subsidiary, MarketAxess Corporation) act as an intermediary in these transactions by serving as counterparty to both the buyer and the seller in matching back-to-back trades, which are then settled through a third-party clearing organization. Settlement typically occurs within one to three trading days after the trade date. Cash settlement of the transaction occurs upon receipt or delivery of the underlying instrument that was traded.

We are exposed to credit risk in our role as trading counterparty to our clients executing bond trades on our platform, whether on the DealerAxess® platform or otherwise. We are exposed to the risk that third parties that owe us money, securities or other assets will not perform their obligations. These parties may default on their obligations to us due to bankruptcy, lack of liquidity, operational failure or other reasons. Adverse movements in the prices of securities that are the subject of these transactions can increase our risk. Where the unmatched position or failure to deliver is prolonged there may also be regulatory capital charges required to be taken by us. The policies and procedures we use to manage this credit risk are new and untested. There can be no assurance that these policies and procedures will effectively mitigate our exposure to credit risk.

We are dependent on our broker-dealer clients, three of which were also our stockholders as of January 1, 2008, who are not restricted from buying and selling fixed-income securities, directly or through their own proprietary or third-party platforms, with institutional investors.

We rely on our broker-dealer clients to provide product and liquidity on our electronic trading platform by posting bond prices on our platform for bonds in their inventory and responding to institutional investor client inquiries. The contractual obligations of our broker-dealer clients to us are minimal, non-exclusive and terminable by such clients. Our broker-dealer clients buy and sell fixed-income securities through traditional methods, including by telephone and e-mail messaging, and through other electronic trading platforms. Some of our broker-dealer clients have developed electronic trading networks which compete with us or have announced their intention to explore the development of such electronic trading networks, and most of our broker-dealer and institutional investor clients are involved in other ventures, including other electronic trading platforms or other distribution channels, as trading participants and/or as investors. These competing trading platforms may offer some features that we do not currently offer. Accordingly, there can be no assurance that such broker-dealers' primary commitments will not be to one of our competitors.

Any reduction in the use of our electronic trading platform by our broker-dealer clients would reduce the number of different bond issues and the volume of trading in those bond issues on our platform, which could, in turn, reduce the use of our platform by our institutional investor clients. The occurrence of any of the foregoing may have a material adverse effect on our business, financial condition and results of operations.

We derive a significant percentage of our total revenues, and an even greater percentage of our commissions, from broker-dealer clients who are also our stockholders.

We have historically earned a substantial portion of our commissions from broker-dealer clients that were our stockholders. For the year ended December 31, 2008, $12.5 million or 17.0% of our commissions, for the year ended December 31, 2007, $31.4 million or 39.2% of our commissions, and for the year ended December 31, 2006, $35.6 million or 49.9% of our commissions, were generated by these stockholder broker-dealer clients. None of our broker-dealer clients is contractually or otherwise obligated to continue to use our electronic trading platform. Reduced involvement of these broker-dealer clients due to the reduction in the level of their equity ownership may cause them to reduce or discontinue their use of our electronic trading platform and other services, which could negatively impact the use of our platform by our institutional investor clients. The loss of, or a significant reduction of, participation on our platform by these broker-dealer clients may have a material adverse effect on our business, financial condition and results of operations.

If we experience significant fluctuations in our operating results or fail to meet revenues and earnings expectations, our stock price may fall rapidly and without advance notice.

Due to the continuing global credit crisis, the unpredictability of our industry and our evolving business model, we have and may continue to experience significant fluctuations in our operating results. We base our current and future expense levels and our investment plans on estimates of future revenues and future rate of growth. Our expenses and investments are, to a large extent, fixed and we expect that these expenses will increase in the future. We may not be able to adjust our spending quickly enough if our revenues fall short of our expectations.

Our revenues and operating results may also fluctuate due to other factors, including:

- our ability to retain existing broker-dealer and institutional investor clients and attract new broker-dealer and institutional investor clients;
- our ability to drive an increase in use of our electronic trading platform by new and existing broker-dealer and institutional investor clients;
- changes in our pricing policies;
- the introduction of new features on our electronic trading platform;
- the effectiveness of our sales force;
- new product and service introductions by our competitors;
- fluctuations in overall market trading volume;
- technical difficulties or interruptions in our service;
- general economic conditions in our geographic markets;
- additional investment in our services or operations; and
- regulatory compliance costs.

As a result, our operating results may fluctuate significantly on a quarterly basis, which could result in decreases in our stock price.

We may not be able to introduce enhanced versions of our electronic trading platform, new services and/or service enhancements in a timely or acceptable manner, which could harm our competitive position.

Our business environment is characterized by rapid technological change, changing and increasingly sophisticated client demands and evolving industry standards. Our future will depend on our ability to develop and introduce new features to, and new versions of, our electronic trading platform. The success of new features and versions depends on several factors, including the timely completion, introduction and market acceptance of the feature or version. In addition, the market for our electronic trading platform may be limited if prospective clients require customized features or functions that we are unable or unwilling to provide. If we are unable to anticipate and respond to the demand for new services, products and technologies and develop new features and enhanced versions of our electronic trading platform that achieve widespread levels of market acceptance on a timely and cost-effective basis, it could have a material adverse effect on our business, financial condition and results of operations.

As we enter new markets, we may not be able to successfully attract clients and adapt our technology and marketing strategy for use in those markets.

Our strategy includes leveraging our electronic trading platform to enter new markets. We cannot assure you that we will be able to successfully adapt our proprietary software and technology for use in other markets. Even if we do adapt our software and technology, we cannot assure you that we will be able to attract clients and compete successfully in any such new markets. We cannot assure you that our marketing efforts or our pursuit of any of these opportunities will be successful. If these efforts are not successful, we may realize less than expected earnings, which in turn could result in a decrease in the market value of our common stock. Furthermore, these efforts may divert management attention or inefficiently utilize our resources.

Rapid technological changes may render our technology obsolete or decrease the attractiveness of our products and services to our broker-dealer and institutional investor clients.

We must continue to enhance and improve our electronic trading platform. The electronic financial services industry is characterized by significant structural changes, increasingly complex systems and infrastructures and new business models. If new industry standards and practices emerge, our existing technology, systems and electronic trading platform may become obsolete or our existing business may be harmed. Our future success will depend on our ability to:

- enhance our existing products and services;
- develop and/or license new products and technologies that address the increasingly sophisticated and varied needs of our broker-dealer and institutional investor clients and prospective clients; and
- respond to technological advances and emerging industry standards and practices on a cost-effective and timely basis.

Developing our electronic trading platform and other technology entails significant technical and business risks. We may use new technologies ineffectively or we may fail to adapt our electronic trading platform, information databases and network infrastructure to broker-dealer or institutional investor client requirements or emerging industry standards. For example, our electronic trading platform functionality that allows searches and inquiries on bond pricing and availability is a critical part of our service, and it may become out-of-date or insufficient from our broker-dealer clients' or institutional investor clients' perspective and in relation to the inquiry functionality of our competitors' systems. If we face material delays in introducing new services, products and enhancements, our broker-dealer and institutional investor clients may forego the use of our products and use those of our competitors.

Further, the adoption of new Internet, networking or telecommunications technologies may require us to devote substantial resources to modify and adapt our services. We cannot assure you that we will be able to successfully implement new technologies or adapt our proprietary technology and transaction-processing systems to client requirements or emerging industry standards. We cannot assure you that we will be able to respond in a timely manner to changing market conditions or client requirements.

We depend on third-party suppliers for key products and services.

We rely on a number of third parties to supply elements of our trading, information and other systems, as well as computers and other equipment, and related support and maintenance. We cannot assure you that any of these providers will be able to continue to provide these services in an efficient, cost-effective manner, if at all, or that they will be able to adequately expand their services to meet our needs. If we are unable to make alternative arrangements for the supply of critical products or services in the event of a malfunction of a product or an interruption in or the cessation of service by an existing service provider, our business, financial condition and results of operations could be materially adversely affected.

In particular, we depend on a third-party vendor for our corporate bond reference database. Disruptions in the services provided by that third party to us, including as a result of their inability or unwillingness to continue to license products that are critical to the success of our business, could have a material adverse effect on our business, financial condition and results of operations.

We also rely, and expect in the future to continue to rely, on third parties for various computer and communications systems, such as telephone companies, online service providers, data processors, and software and hardware vendors. Other third parties provide, for instance, our data center, telecommunications access lines and significant computer systems and software licensing, support and maintenance services. Any interruption in these or other third-party services or deterioration in their performance could impair the quality of our service. We cannot be certain of the financial viability of all of the third parties on which we rely.

We license software from third parties, much of which is integral to our electronic trading platform and our business. We also hire contractors to assist in the development, quality assurance testing and maintenance of our electronic trading platform and other systems. Continued access to these licensors and contractors on favorable contract terms or access to alternative software and information technology contractors is important to our operations. Adverse changes in any of these relationships could have a material adverse effect on our business, financial condition and results of operations.

We attempt to negotiate favorable pricing, service, confidentiality and intellectual property ownership or licensing and other terms in our contracts with our service providers. These contracts usually have multi-year terms. However, there is no guarantee that these contracts will not terminate and that we will be able to negotiate successor agreements or agreements with alternate service providers on competitive terms. Further, the existing agreements may bind us for a period of time to terms and technology that become obsolete as our industry and our competitors advance their own operations and contracts.

Our success depends on maintaining the integrity of our electronic trading platform, systems and infrastructure; our computer systems may suffer failures, capacity constraints and business interruptions that could increase our operating costs and cause us to lose clients.

In order to be successful, we must provide reliable, real-time access to our electronic trading platform for our broker-dealer and institutional investor clients. If our electronic trading platform is hampered by slow delivery times, unreliable service or insufficient capacity, our broker-dealer and institutional investor clients may decide to stop using our platform, which would have a material adverse effect on our business, financial condition and results of operations.

As our operations grow in both size and scope, we will need to improve and upgrade our electronic trading platform and infrastructure to accommodate potential increases in order message volume and trading volume, the trading practices of new and existing clients, regulatory changes and the development of new and enhanced trading platform features, functionalities and ancillary products and services. The expansion of our electronic trading platform and infrastructure has required, and will continue to require, substantial financial, operational and technical resources. These resources will typically need to be committed well in advance of any actual increase in trading volumes and order messages. We cannot assure you that our estimates of future trading volumes and order messages will be accurate or that our systems will always be able to accommodate actual trading volumes and order messages without failure or degradation of performance. Furthermore, we use new technologies to upgrade our established systems, and the development of these new technologies also entails technical, financial and business risks. We cannot assure you that we will successfully implement new technologies or adapt our existing electronic trading platform, technology and systems to the requirements of our broker-dealer and institutional investor clients or to emerging industry standards. The inability of our electronic trading platform to accommodate increasing trading volume and order messages would also constrain our ability to expand our business.

We cannot assure you that we will not experience systems failures. Our electronic trading platform, computer and communication systems and other operations are vulnerable to damage, interruption or failure as a result of, among other things:

- irregular or heavy use of our electronic trading platform during peak trading times or at times of unusual market volatility;
- power or telecommunications failures, hardware failures or software errors;
- human error;
- computer viruses, acts of vandalism or sabotage (and resulting potential lapses in security), both internal and external;
- natural disasters, fires, floods or other acts of God;
- acts of war or terrorism or other armed hostility; and
- loss of support services from third parties, including those to whom we outsource aspects of our computer infrastructure critical to our business.

In the event that any of our systems, or those of our third-party providers, fail or operate slowly, it may cause any one or more of the following to occur:

- unanticipated disruptions in service to our clients;
- slower response times or delays in our clients' trade execution;
- incomplete or inaccurate accounting, recording or processing of trades;
- financial losses and liabilities to clients;
- litigation or other claims against us, including formal complaints to industry regulatory organizations; and
- regulatory inquiries, proceedings or sanctions.

Any system failure that causes an interruption in service or decreases the responsiveness of our service, including failures caused by client error or misuse of our systems, could damage our reputation, business and brand name and lead our broker-dealer and institutional investor clients to decrease or cease their use of our electronic trading platform.

In these circumstances, our redundant systems or disaster recovery plans may not be adequate. Similarly, although many of our contracts with our service providers require them to have disaster recovery plans, we cannot be certain that these will be adequate or implemented properly. In addition, our business interruption insurance may not adequately compensate us for losses that may occur.

We also cannot assure you that we have sufficient personnel to properly respond to system problems. We internally support and maintain many of our computer systems and networks, including those underlying our electronic trading platform. Our failure to monitor or maintain these systems and networks or, if necessary, to find a replacement for this technology in a timely and cost-effective manner would have a material adverse effect on our business, financial condition and results of operations.

If our security measures are breached and unauthorized access is obtained to our electronic trading platform, broker-dealers and institutional investors may become hesitant to use, or reduce or stop their use of, our trading platform.

Our electronic trading platform involves the storage and transmission of our clients' proprietary information. The secure transmission of confidential information over public networks is a critical element of our operations. Security breaches could expose us to a risk of loss of this information, litigation and possible liability. If our security measures are breached as a result of third-party action, employee error, malfeasance or otherwise, and, as a result, someone obtains unauthorized access to trading or other confidential information, our reputation could be damaged, our business may suffer and we could incur significant liability. Because techniques used to obtain unauthorized access or to sabotage computer systems change frequently and generally are not recognized until launched against a target, we may be unable to anticipate these techniques or to implement adequate preventive measures. If an actual, threatened or perceived breach of our security occurs, the market perception of the effectiveness of our security measures could be harmed and could cause our broker-dealer and institutional investor clients to reduce or stop their use of our electronic trading platform. We may be required to expend significant resources to protect against the threat of security breaches or to alleviate problems, including reputational harm and litigation, caused by any breaches. Although we intend to continue to implement industry-standard security measures, we cannot assure you that those measures will be sufficient.

We may not be able to protect our intellectual property rights or technology effectively, which would allow competitors to duplicate or replicate our electronic trading platform. This could adversely affect our ability to compete.

Intellectual property is critical to our success and ability to compete, and if we fail to protect our intellectual property rights adequately, our competitors might gain access to our technology. We rely primarily on a combination of patent, copyright, trademark and trade secret laws in the United States and other jurisdictions, as well as license agreements, third-party non-disclosure and other agreements and other contractual provisions and technical measures to protect our intellectual property rights. We attempt to negotiate beneficial intellectual property ownership provisions in our contracts and also require employees, consultants, advisors and collaborators to enter into confidentiality agreements in order to protect the confidentiality of our proprietary information. We have filed six patent applications covering aspects of our technology and/or business, but can make no assurances that any such patents will be issued or, if issued, will protect our business and processes from competition. Additionally, laws and our contractual terms may not be sufficient to protect our technology from use or theft by third parties. For instance, a third party might reverse engineer or otherwise obtain and use our technology without our permission and without our knowledge, thereby infringing our rights and allowing competitors to duplicate or replicate our products. Furthermore, we cannot assure you that these protections will be adequate to prevent our competitors from independently developing technologies that are substantially equivalent or superior to our technology.

We may have legal or contractual rights that we could assert against illegal use of our intellectual property rights, but lawsuits claiming infringement or misappropriation are complex and expensive, and the outcome would not be certain. In addition, the laws of some countries in which we now or in the future provide our services may not protect software and intellectual property rights to the same extent as the laws of the United States.

Defending against intellectual property infringement or other claims could be expensive and disruptive to our business. If we are found to infringe the proprietary rights of others, we could be required to redesign our products, pay royalties or enter into license agreements with third parties.

In the technology industry, there is frequent litigation based on allegations of infringement or other violations of intellectual property rights. As the number of participants in our market increases and the number of patents and other intellectual property registrations increases, the possibility of an intellectual property claim against us grows. Although we have never been the subject of a material intellectual property dispute, we cannot assure you that a third party will not assert in the future that our technology or the manner in which we operate our business violates its intellectual property rights. From time to time, in the ordinary course of our business, we may become subject to legal proceedings and claims relating to the intellectual property rights of others, and we expect that third parties may assert intellectual property claims against us, particularly as we expand the complexity and scope of our business, the number of electronic trading platforms increases and the functionality of these platforms further overlaps. Any claims, whether with or without merit, could:

- be expensive and time-consuming to defend;
- prevent us from operating our business, or portions of our business;
- cause us to cease developing, licensing or using all or any part of our electronic trading platform that incorporates the challenged intellectual property;
- require us to redesign our products or services, which may not be feasible;
- result in significant monetary liability;
- divert management's attention and resources; and
- require us to pay royalties or enter into licensing agreements in order to obtain the right to use necessary technologies, which may not be possible on commercially reasonable terms.

We cannot assure you that third parties will not assert infringement claims against us in the future with respect to our electronic trading platform or any of our other current or future products or services or that any such assertion will not require us to cease providing such services or products, try to redesign our products or services, enter into royalty arrangements, if available, or engage in litigation that could be costly to us. Any of these events could have a material adverse effect on our business, financial condition and results of operations.

If we acquire or invest in other businesses, products or technologies, we may be unable to integrate them with our business, our financial performance may be impaired or we may not realize the anticipated financial and strategic goals for any such transactions.

If appropriate opportunities present themselves, we may acquire or make investments in businesses, products or technologies that we believe are strategic. We may not be able to identify, negotiate or finance any future acquisition or investment successfully. Even if we do succeed in acquiring or investing in a business, product or technology, such acquisitions and investments involve a number of risks, including:

- we may find that the acquired company or assets do not further our business strategy, or that we overpaid for the company or assets, or the economic conditions underlying our acquisition decision may change;
- we may have difficulty integrating the acquired technologies or products with our existing electronic trading platform, products and services;
- we may have difficulty integrating the operations and personnel of the acquired business, or retaining the key personnel of the acquired business;
- there may be client confusion if our services overlap with those of the acquired company;
- our ongoing business and management's attention may be disrupted or diverted by transition or integration issues and the complexity of managing geographically or culturally diverse enterprises;
- we may have difficulty maintaining uniform standards, controls, procedures and policies across locations;
- an acquisition may result in litigation from terminated employees or third parties; and
- we may experience significant problems or liabilities associated with product quality, technology and legal contingencies.

These factors could have a material adverse effect on our business, financial condition, results of operations and cash flows, particularly in the case of a larger acquisition or multiple acquisitions in a short period of time. From time to time, we may enter into negotiations for acquisitions or investments that are not ultimately consummated. Such negotiations could result in significant diversion of management time, as well as out-of-pocket costs.

The consideration paid in connection with an investment or acquisition also affects our financial results. If we were to proceed with one or more significant acquisitions in which the consideration included cash, we could be required to use a substantial portion of our available cash to consummate any acquisition. To the extent we issue shares of capital stock or other rights to purchase capital stock, including options or other rights, existing stockholders may be diluted and earnings per share may decrease. In addition, acquisitions may result in the incurrence of debt, large one-time write-offs, such as of acquired in-process research and development costs, and restructuring charges. They may also result in goodwill and other intangible assets that are subject to impairment tests, which could result in future impairment charges as was the case in 2008 with the write-down of certain TWS-related intangible assets.

We may be limited in our use of our U.S. net operating loss carryforwards.

As of December 31, 2008, we had U.S. net operating loss carryforwards of approximately $103.3 million that will begin to expire in 2019. A net operating loss carryforward enables a company to apply net operating losses incurred during a current period against future periods' profits in order to reduce tax liability in those future periods.

Section 382 of the Internal Revenue Code provides that when a company undergoes an "ownership change," that company's use of its net operating losses is limited annually in each subsequent year. An "ownership change" occurs when, as of any testing date, the sum of the increases in ownership of each shareholder that owns five percent or more of the value of a company's stock as compared to that shareholder's lowest percentage ownership during the preceding three-year period exceeds 50 percentage points. For purposes of this rule, certain shareholders who own less than five percent of a company's stock are aggregated and treated as a single five-percent shareholder.

In 2000 and 2001, MarketAxess Holdings Inc. and MarketAxess Corporation had an "ownership change." Net operating loss carryforwards of $37.6 million existed as of the date of ownership change. However, only $5.2 million are deemed utilizable and recognized in the net operating loss carryforward figure. MarketAxess Holdings Inc. and Greenline Financial Technologies, Inc. experienced ownership changes in 2007 and 2008, respectively. We do not believe that these ownership changes significantly impact our ability to utilize existing or acquired net operating loss carryforwards.

The issuance or repurchase of a significant number of shares of stock or purchases or sales of stock by significant shareholders could result in an additional "ownership change." For, example, we may issue a substantial number of shares of our stock in connection with offerings, acquisitions and other transactions in the future and we could repurchase a significant number of shares in connection with a stock repurchase program, although no assurance can be given that any such offering, acquisition, other transaction or repurchase program will be undertaken. In addition, the exercise of outstanding options to purchase shares of our common stock may require us to issue additional shares of our common stock. The extent of the actual future use of our U.S. net operating loss carryforwards is subject to inherent uncertainty because it depends on the amount of otherwise taxable income we may earn. We cannot give any assurance that we will have sufficient taxable income in future years to use any of our federal net operating loss carryforwards before they would otherwise expire.

We are dependent on our management team, and the loss of any key member of this team may prevent us from implementing our business plan in a timely manner.

Our success depends largely upon the continued services of our executive officers and other key personnel, particularly Richard M. McVey, Chief Executive Officer and Chairman of our Board of Directors. The terms of Mr. McVey's employment agreement with us do not require him to continue to work for us and allow him to terminate his employment at any time, subject to certain notice requirements and forfeiture of non-vested equity options, performance shares and restricted stock. Any loss or interruption of Mr. McVey's services or that of one or more of our other executive officers or key personnel could result in our inability to manage our operations effectively and/or pursue our business strategy.

Because competition for our employees is intense, we may not be able to attract and retain the highly skilled employees we need to support our business.

We strive to provide high-quality services that will allow us to establish and maintain long-term relationships with our broker-dealer and institutional investor clients. Our ability to provide these services and maintain these relationships, as well as our ability to execute our business plan generally, depends in large part upon our employees. We must attract and retain highly qualified personnel. Competition for these personnel is intense, especially for software engineers with extensive experience in designing and developing software and Internet-related services, hardware engineers, technicians, product managers and senior sales executives.

The market for qualified personnel continues to be competitive despite overall economic conditions, as electronic commerce has experienced growth. Many of the companies with which we compete for experienced personnel have greater resources than we have and are longer established in the marketplace. In addition, in making employment decisions, particularly in the Internet, high-technology and financial services industries, job candidates often consider the total compensation package offered, including the value of the stock- based compensation they are to receive in connection with their employment. Significant volatility in the price of our common stock may adversely affect our ability to attract or retain key employees. The expensing of stock-based compensation may discourage us from granting the size or type of stock-based compensation that job candidates may require to join our company.

We cannot assure you that we will be successful in our efforts to recruit and retain the required personnel. The failure to attract new personnel or to retain and motivate our current personnel may have a material adverse effect on our business, financial condition and results of operations.

Termination of employees may result in additional costs

We are currently involved in an arbitration case filed by a former employee. We believe that the claims are without merit and we intend to vigorously defend against them. However, an adverse settlement or judgment related to these or similar types of claims may have an adverse effect on our financial condition or results of operations.

Regardless of the outcome of this case, we may incur significant expense and management time dealing with these and other such claims. In addition, we have paid severance amounts in connection with the involuntary termination of employees in the past and may offer severance packages in connection with future reductions in force, if any.

Our business is subject to increasingly extensive government and other regulation and our relationships with our broker-dealer clients may subject us to increasing regulatory scrutiny.

The financial industry is extensively regulated by many governmental agencies and self-regulatory organizations, including the SEC and FINRA. As a matter of public policy, these regulatory bodies are responsible for safeguarding the integrity of the securities and other financial markets and protecting the interests of investors in those markets. These regulatory bodies have broad powers to promulgate and interpret, investigate and sanction non-compliance with their laws, rules and regulations.

Most aspects of our broker-dealer subsidiaries are highly regulated, including:

- the way we deal with our clients;
- our capital requirements;
- our financial and regulatory reporting practices;
- required record-keeping and record retention procedures;
- the licensing of our employees; and
- the conduct of our directors, officers, employees and affiliates.

We cannot assure you that we and/or our directors, officers and employees will be able to fully comply with these laws, rules and regulations. If we fail to comply with any of these laws, rules or regulations, we may be subject to censure, fines, cease-and-desist orders, suspension of our business, suspensions of personnel or other sanctions, including revocation of our membership in FINRA and registration as a broker-dealer.

We have two major operating subsidiaries, MarketAxess Corporation and MarketAxess Europe Limited. MarketAxess Corporation and MarketAxess Europe Limited are subject to U.S. and U.K. regulations as a registered broker-dealer and as a multilateral trading facility, respectively, which prohibit repayment of borrowings from the Company or affiliates, paying cash dividends, making loans to the Company or affiliates or otherwise entering into transactions that result in a significant reduction in regulatory net capital or financial resources, without prior notification to or approval from such subsidiary's principal regulator.

In addition, as a result of the global financial crisis and other events in the financial industry over the past 18 months, there is a greater likelihood of legislative and regulatory action to increase government oversight of the financial services industry. Changes in laws or regulations or in governmental policies, including the rules relating to the maintenance of specific levels of net capital applicable to our broker-dealer subsidiaries, could have a material adverse effect on our business, financial condition and results of operations. Our industry has been and is subject to continuous regulatory changes and may become subject to new regulations or changes in the interpretation or enforcement of existing regulations, which could require us to incur significant compliance costs or cause the development of affected markets to become impractical. In addition, as we expand our business into new markets, it is likely that we will be subject to additional laws, rules and regulations. We cannot predict the extent to which any future regulatory changes may adversely affect our business and operations.

Our disclosed trading system has not been subjected to regulation as an alternative trading system under Regulation ATS. A determination by the SEC to treat our trading platform as an alternative trading system subject to Regulation ATS would subject us to additional reporting obligations and other limitations on the conduct of our business, many of which could be material. Our anonymous dealer-to-dealer trading service, DealerAxess®, is regulated as an alternative trading system subject to Regulation ATS.

As an enterprise founded and historically controlled by broker-dealer competitors, we may be subject to ongoing regulatory scrutiny of our business to a degree that is not likely to be experienced by some of our competitors. In November 2000, we received a Civil Investigative Demand from the U.S. Department of Justice in connection with the Antitrust Division's investigation of electronic bond and other consortia trading systems. After compliance with all information requests, we received notice from the U.S. Department of Justice in 2004 that the investigation had been officially closed. As the use of our electronic trading platform grows and represents a greater share of the trading volume of fixed-income securities, the risk that other regulatory investigations could commence in the future increases. Additionally, the involvement of individuals affiliated with certain of our broker-dealer clients on our Board of Directors and as stockholders may subject us to increased regulatory scrutiny of our business. At any time, the outcome of investigations and other regulatory scrutiny could lead to compulsory changes to our business model, conduct or practices, or our relationships with our broker-dealer clients, or additional governmental scrutiny or private lawsuits against us, any of which could materially harm our revenues, impair our ability to provide access to the broadest range of fixed-income securities and impact our ability to grow and compete effectively, particularly as we implement new initiatives designed to enhance our competitive position.

The activities and consequences described above may result in significant distractions to our management and could have a material adverse effect on our business, financial condition and results of operations.

We expect to continue to expand our operations outside of the United States; however, we may face special economic and regulatory challenges that we may not be able to meet.

We operate an electronic trading platform in Europe and we plan to further expand our operations throughout Europe and other regions. There are certain risks inherent in doing business in international markets, particularly in the financial services industry, which is heavily regulated in many jurisdictions outside the United States. These risks include:

- less developed technological infrastructures and generally higher costs, which could result in lower client acceptance of our services or clients having difficulty accessing our trading platform;
- difficulty in obtaining the necessary regulatory approvals for planned expansion, if at all, and the possibility that any approvals that are obtained may impose restrictions on the operation of our business;
- the inability to manage and coordinate the various regulatory requirements of multiple jurisdictions that are constantly evolving and subject to unexpected change;
- difficulties in staffing and managing foreign operations;
- fluctuations in exchange rates;
- reduced or no protection for intellectual property rights;
- seasonal reductions in business activity; and
- potentially adverse tax consequences.

Our inability to manage these risks effectively could adversely affect our business and limit our ability to expand our international operations, which could have a material adverse effect on our business, financial condition and results of operations.

We cannot predict our future capital needs or our ability to obtain additional financing if we need it.

Our business is dependent upon the availability of adequate funding and regulatory capital under applicable regulatory requirements. Although we believe that our available cash resources are sufficient to meet our presently anticipated liquidity needs and capital expenditure requirements for at least the next 12 months, we may in the future need to raise additional funds to, among other things:

- support more rapid growth of our business;
- develop new or enhanced services and products;
- fund operating losses;
- respond to competitive pressures;

- acquire complementary companies or technologies;
- enter into strategic alliances;
- increase the regulatory net capital necessary to support our operations; or
- respond to unanticipated capital requirements.

We may not be able to obtain additional financing, if needed, in amounts or on terms acceptable to us, if at all, particularly in light of the recent economic turmoil which has, among other consequences, led to a depression in stock prices and the tightening of available credit. Our existing investors, including our broker-dealer clients and their affiliates, have no obligation to make further investments in us, and we do not anticipate that they will do so. If sufficient funds are not available or are not available on terms acceptable to us, our ability to fund our expansion, take advantage of acquisition opportunities, develop or enhance our services or products, or otherwise respond to competitive pressures would be significantly limited. These limitations could have a material adverse effect on our business, financial condition and results of operations.

The requirements of being a public company may strain our resources, divert management's attention and affect our ability to attract and retain qualified board members.

As a public company, we are subject to the reporting requirements of the Securities Exchange Act of 1934, the Sarbanes-Oxley Act of 2002 and NASDAQ rules promulgated in response to the Sarbanes-Oxley Act. The requirements of these rules and regulations have imposed legal and financial compliance costs, made some activities more difficult, time-consuming or costly and may in the future place undue strain on our systems and resources. The Securities Exchange Act of 1934 requires, among other things, that we file annual, quarterly and current reports with respect to our business and financial condition. The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal controls for financial reporting. In order to maintain and improve the effectiveness of our disclosure controls and procedures and internal control over financial reporting, significant resources and management oversight are required. As a result, management's attention may be diverted from other business concerns, which could have a material adverse effect on our business, financial condition and results of operations.

These rules and regulations could also make it more difficult for us to attract and retain qualified independent members of our Board of Directors. Additionally, we expect these rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance. We may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. NASDAQ rules also require that a majority of our Board of Directors and all of the members of certain sub-committees of the Board of Directors consist of independent directors. We cannot assure you that our Board of Directors will continue to include a majority of independent directors to comply with the requirements of these rules.

We are subject to the risks of litigation and securities laws liability.

Many aspects of our business, and the businesses of our clients, involve substantial risks of liability. Dissatisfied clients may make claims regarding quality of trade execution, improperly settled trades, mismanagement or even fraud against their service providers. We and our clients may become subject to these claims as the result of failures or malfunctions of our electronic trading platform and services provided by us. We could incur significant legal expenses defending claims, even those without merit. An adverse resolution of any lawsuits or claims against us could have a material adverse effect on our business, financial condition and results of operations.

Risks Related to Our Industry

If the use of electronic trading platforms does not continue to increase, we will not be able to achieve our business objectives.

The success of our business plan depends in part on our ability to create an electronic trading platform for a wide range of fixed-income products. Historically, fixed-income securities markets operated through telephone communications between institutional investors and broker-dealers. The utilization of our products and services depends on the acceptance, adoption and growth of electronic means of trading securities. We cannot assure you that the growth and acceptance of electronic means of trading securities will continue.

Economic, political and market factors beyond our control could reduce demand for our services and harm our business, and our profitability could suffer.

The global financial services business is, by its nature, risky and volatile and is directly affected by many national and international factors that are beyond our control. Any one of these factors may cause a substantial decline in the U.S. and global financial services markets, resulting in reduced trading volume. These events could have a material adverse effect on our business, financial condition and results of operations. These factors include:

- economic and political conditions in the United States and elsewhere;
- adverse market conditions, including unforeseen market closures or other disruptions in trading;
- consolidation or contraction in the number of broker-dealers;
- actual or threatened acts of war or terrorism or other armed hostilities;
- concerns over inflation and weakening consumer confidence levels;
- the availability of cash for investment by mutual funds and other wholesale and retail investors;
- the level and volatility of interest and foreign currency exchange rates; and
- legislative and regulatory changes.

Any one or more of these factors may contribute to reduced activity and prices in the securities markets generally. Our revenues and profitability are likely to decline significantly during periods of stagnant economic conditions or low trading volume in the U.S. and global financial markets.

Risks Related to Our Common Stock

Market volatility may cause our stock price and the value of your investment to decline.

The market price of our common stock may be significantly affected by volatility in the markets in general. The market price of our common stock likely will continue to fluctuate in response to factors including the following:

- the other risk factors described in this annual report on Form 10-K;
- prevailing interest rates;
- the market for similar securities;
- additional issuances of common stock;
- general economic conditions; and
- our financial condition, performance and prospects, including our ability or inability to meet analyst expectations.

Most of these factors are beyond our control. In addition, the stock markets in general, including the NASDAQ Global Select Market, have experienced and continue to experience significant price and volume fluctuations. These fluctuations have resulted in volatility in the market prices of securities for companies such as ours that often has been unrelated or disproportionate to changes in the operating performance of the affected companies. These broad market and industry fluctuations may affect adversely the market price of our common stock regardless of our operating performance.

We do not expect to pay any dividends on our common stock for the foreseeable future.

We do not anticipate that we will pay any dividends to holders of our common stock in the foreseeable future. Accordingly, investors must rely on the sale of their common stock after price appreciation, which may never occur, as the only way to realize any future gains on their investment.

If securities analysts do not publish research or reports about our business or if they downgrade our common stock, the price of our common stock could decline.

The trading market for our common stock relies in part on the research and reports that industry or financial analysts publish about us or our business. These analysts work independently of us. If one or more analysts who cover us downgrade our stock, our stock price could decline rapidly. If one or more of these analysts cease coverage of our company, we could lose visibility in the market, which in turn could cause our stock price to decline.

Provisions in our stockholders rights plan, amended and restated certificate of incorporation, amended and restated bylaws or Delaware law might discourage, delay or prevent a change of control of our company or changes in our management, and therefore, depress the trading price of our common stock.

Our Board of Directors has adopted a stockholders rights plan, commonly referred to as a "poison pill." This plan entitles existing stockholders to rights, including the right to purchase shares of common stock, in the event of an acquisition of 20% or more of our outstanding common stock. Our stockholders rights plan could prevent stockholders from profiting from an increase in the market value of their shares as a result of a change of control of us by delaying or preventing a change of control.

In addition, provisions of our charter documents and bylaws may make it substantially more difficult for a third party to acquire control of us and may prevent changes in our management, including provisions that:

- prevent stockholders from calling special meetings;
- allow the directors to amend the bylaws without stockholder approval; and
- set forth procedures for nominating directors and submitting proposals for consideration at stockholders' meetings.

Provisions of Delaware law may also inhibit potential acquisition bids for us or prevent us from engaging in business combinations. In addition, we have severance agreements with several employees and a change of control severance plan that could require an acquiror to pay a higher price. Either collectively or individually, these provisions may prevent holders of our common stock from benefiting from what they may believe are the positive aspects of acquisitions and takeovers, including the potential realization of a higher rate of return on their investment from these types of transactions.

Item 1B. *Unresolved Staff Comments.*

None.

Item 2. *Properties.*

Our corporate headquarters and principal U.S. offices are located at 140 Broadway, New York, New York, where we lease 29,300 square feet under a lease expiring in February 2010. We also collectively lease approximately 22,900 square feet for our other office locations in the U.S. and the United Kingdom under various leases expiring between May 2010 and March 2019. In addition, we lease another 17,000 square feet at 350 Madison Avenue, New York, New York, which we currently sublet; the lease and sublease expire in April 2011.

Item 3. *Legal Proceedings.*

In January 2007, a former employee of MarketAxess Corporation commenced an arbitration proceeding before FINRA arising out of the May 2006 termination of such individual's employment with MarketAxess Corporation. This individual subsequently amended his statement of claim to add MarketAxess Holdings Inc. as a party to the arbitration proceeding. FINRA consolidated all of the former employee's claims into a single proceeding.

The former employee alleges that we acted wrongfully as a result of, and in connection with, the decision by the Compensation Committee of our Board of Directors not to accede to the employee's demand for alteration of the terms of certain stock option and restricted stock agreements in order to award the employee additional rights and benefits upon the termination of his employment, *i.e.*, accelerated vesting of all of his then unvested options and shares of restricted stock and waiver of the 90-day time period within which he was contractually required to exercise his vested options. This former employee further alleges that he is entitled to a bonus for the approximately five months that he worked for MarketAxess Corporation during 2006. The alleged damages sought by the claimant total approximately $0.9 million, plus statutory interest, and an unstated amount of punitive damages, costs and expenses.

The FINRA hearing, which had been scheduled for early February 2009, has been postponed until a new hearing date can be rescheduled. We believe that these claims are wholly without merit and have vigorously defended against them. Based on currently available information, we believe that the likelihood of a material loss is not probable. Accordingly, no amount has been provided in the financial statements. However, arbitration is subject to inherent uncertainties and unfavorable rulings could occur.

Item 4. ***Submission of Matters to a Vote of Security Holders.***

None.

PART II

Item 5. ***Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.***

Price Range

Our common stock trades on the NASDAQ Global Select Market under the symbol "MKTX". The range of closing price information for our common stock, as reported by NASDAQ, was as follows:

2008:	High	Low
January 1, 2008 to March 31, 2008	$12.28	$8.83
April 1, 2008 to June 30, 2008	$10.35	$7.47
July 1, 2008 to September 30, 2008	$10.78	$6.19
October 1, 2008 to December 31, 2008	$ 8.16	$4.31

2007:	High	Low
January 1, 2007 to March 31, 2007	$16.95	$12.41
April 1, 2007 to June 30, 2007	$18.20	$16.00
July 1, 2007 to September 30, 2007	$19.32	$14.00
October 1, 2007 to December 31, 2007	$16.34	$11.70

On February 26, 2009, the last reported closing price of our common stock on the NASDAQ Global Select Market was $7.93.

Holders

There were 96 holders of record of our common stock as of February 26, 2009.

Dividend Policy

We have not declared or paid any cash dividends on our capital stock since our inception and do not anticipate paying any cash dividends in the foreseeable future.

In the event we decide to declare dividends on our common stock in the future, such declaration will be subject to the discretion of our Board of Directors. Our Board may take into account such matters as general business conditions, our financial results, capital requirements, contractual, legal, and regulatory restrictions on the payment of dividends by us to our stockholders or by our subsidiaries to us and any such other factors as our Board may deem relevant.

Recent Sales of Unregistered Securities

None.

Securities Authorized for Issuance Under Equity Compensation Plans

Please see the section entitled "Equity Compensation Plan Information" in Item 12.

Issuer Purchases of Equity Securities

During the quarter ended December 31, 2008, we repurchased the following shares of common stock:

Period	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans	Dollar Value of Shares That May Yet Be Purchased Under the Plans
				(In thousands)
October 1, 2008 — October 31, 2008	11,369	$7.21	—	$—
November 1, 2008 — November 30, 2008 . . .	—	—	—	—
December 1 , 2008 — December 31, 2008 . . .	—	—	—	—
	11,369	$7.21	—	

During the three months ended December 31, 2008, a total of 11,369 shares were forfeited by employees to us to satisfy employee withholding tax obligations upon the vesting of restricted shares.

STOCK PERFORMANCE GRAPH

The following graph shows a comparison from November 5, 2004 (the date our common stock commenced trading on the NASDAQ Global Select Market) through December 31, 2008 of (i) the cumulative total return for our common stock, (ii) the NASDAQ Composite Index, (iii) the NASDAQ Global Select Market Composite Index and (iv) the Dow Jones US Financial Services Index.

The NASDAQ Global Select Market Composite Index, introduced in July 2006, is a market capitalization weighted index that measures all NASDAQ domestic and international based common type stocks listed in the Global Select tier of the NASDAQ Stock Market. The index carries the index history of the NASDAQ National Market Composite Index.

The figures in this graph assume an initial investment of $100 in our common stock at the closing price of $17.49 on November 5, 2004, the date our common stock commenced trading on the NASDAQ National Market (now the NASDAQ Global Select Market), and an initial investment of $100 on October 31, 2004 in each of the three indexes.

The returns illustrated below are based on historical results during the period indicated and should not be considered indicative of future stockholder returns. Data for the NASDAQ Composite Index, the NASDAQ Global Select Market Composite Index and the Dow Jones US Financial Services Index assume reinvestment of dividends. We have never paid dividends on our common stock and have no present plans to do so. All performance data have been provided by Research Data Group, Inc.

COMPARISON OF 50 MONTH CUMULATIVE TOTAL RETURN



$250
$200
$150
$100
$50
$0
11/04
12/04
12/05
12/06
12/07
12/08
MarketAxess Holdings Inc.
NASDAQ Composite Index
NASDAQ Global Select Market Comp. Index
Dow Jones US Financial Services Index

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*On November 2, 2004, the registration statement relating to our initial public offering at a price of $11.00 per share was declared effective. Our common stock began trading on the NASDAQ National Market (now the NASDAQ Global Select Market) on November 5, 2004 and, as required by SEC regulations, the above graph begins with the closing price of our common stock on that date of $17.49.

Item 6. *Selected Financial Data.*

The selected statement of operations data for each of the years ended December 31, 2008, 2007 and 2006 and the selected balance sheet data as of December 31, 2008 and 2007 have been derived from our audited financial statements included elsewhere in this Form 10-K. The selected statement of operations data for the years ended December 31, 2005 and 2004, and the balance sheet data as of December 31, 2006, 2005 and 2004 have been derived from our audited financial statements not included in this Form 10-K.

	Year Ended December 31,				
	2008	2007	2006	2005	2004
	(In thousands, except share and per share amounts)				
Statement of Operations Data:					
Revenues					
Commissions					
U.S. high-grade(1)	$ 46,547	$ 52,541	$ 47,752	$ 45,615	$ 45,465
Eurobond	18,146	18,828	15,368	14,078	15,142
Other(2)	8,835	8,845	8,310	7,225	7,565
Total commissions	73,528	80,214	71,430	66,918	68,172
Technology products and services(3)	8,555	742	—	—	—
Information and user access fees	6,025	5,877	5,477	4,435	2,713
Interest income	3,478	5,242	4,595	3,160	882
Other(4)	1,499	1,568	1,814	4,047	4,030
Total revenues	93,085	93,643	83,316	78,560	75,797
Expenses					
Employee compensation and benefits(5)	43,810	43,051	42,078	35,445	33,146
Depreciation and amortization	7,879	7,170	6,728	5,649	3,468
Technology and communications	8,311	7,463	7,704	7,401	6,402
Professional and consulting fees	8,171	7,639	8,072	9,355	4,908
Warrant-related expense(6)	—	—	—	—	2,524
Occupancy	2,891	3,275	3,033	2,365	1,842
Marketing and advertising	2,781	1,905	1,769	2,581	2,530
Moneyline revenue share	—	—	—	—	1,240
General and administrative	6,408	5,889	5,328	4,203	2,421
Total expenses	80,251	76,392	74,712	66,999	58,481
Income before income taxes	12,834	17,251	8,604	11,561	17,316
Provision (benefit) for income taxes(7)	4,935	6,931	3,183	3,419	(40,271)
Net income	$ 7,899	$ 10,320	$ 5,421	$ 8,142	$ 57,587
Net income per common share(8):					
Basic	$ 0.23	$ 0.32	$ 0.18	$ 0.29	$ 6.76
Diluted	$ 0.22	$ 0.30	$ 0.15	$ 0.23	$ 1.88
Weighted average number of shares of common stock outstanding:					
Basic	32,830,923	32,293,036	30,563,437	28,156,505	7,097,682
Diluted	35,737,379	34,453,195	35,077,348	35,512,346	30,638,644

	As of December 31,				
	2008	2007	2006	2005	2004
	(In thousands)				
Balance Sheet Data:					
Cash and cash equivalents, short-term investments and securities available-for-sale	$142,550	$124,290	$131,015	$118,145	$103,449
Working capital(9)	137,390	120,656	135,268	120,016	103,996
Total assets	246,428	198,366	204,278	190,462	175,646

(1) Commissions include commissions from monthly distribution fees and transactions between institutional investor clients and broker-dealer clients as well as transactions between broker-dealer clients.

(2) Other commissions consist primarily of commissions from the trading of emerging markets, crossover and high-yield, new issue, agency and treasury bonds as well as credit default swap indices.

(3) Technology product and services includes software licenses, maintenance and support services and professional consulting services. Revenues are principally derived from the acquisitions of Greenline in March 2008 and TWS in November 2007.

(4) Other revenues consist primarily of telecommunications line charges to broker-dealer clients and other miscellaneous revenues.

(5) We adopted Statement of Financial Accounting Standards ("SFAS") No. 123 (revised 2004), "Share-Based Payment" ("SFAS 123R") using the modified prospective transition method effective January 1, 2006. In accordance with the modified prospective transition method, our Consolidated Financial Statements for prior periods have not been restated to reflect, and do not include, the impact of SFAS 123R. Incremental stock-based compensation expense related to employee stock options recognized under SFAS 123R for the years ended December 31, 2008, 2007 and 2006 was $3.8 million, $3.0 million and $3.2 million, respectively.

(6) Warrant-related expense is the expense associated with the allocation of warrants to purchase shares of our common stock issuable pursuant to a warrant issued to six of our broker-dealer clients at the time they made an equity investment in us. While the warrant was expensed each quarter, this was a non-cash expense that varied with the underlying fair market value of our common stock. The final share allocations under the warrant program occurred on March 1, 2004. Accordingly, we no longer record any expense related to this warrant.

(7) During the year ended December 31, 2004, we reduced the valuation allowance relating to our deferred tax assets by $46.1 million, from $64.3 million to $18.1 million. Due to the fact that we had achieved multiple quarters of profitability, it became more likely than not that we would be able to utilize our net operating loss carryforwards. We also determined that it was more likely than not that all of the temporary differences relating to the deductibility of certain expenses for book and tax purposes, including the warrant-related expense, would be utilized prior to expiration. We also recognized $2.1 million in tax credits and an additional tax benefit for operating losses of $1.5 million. Without giving effect to the reduction of the valuation allowance, tax credits and the additional benefit for operating losses, our net income for the year ended December 31, 2004 would have been $7.9 million.

(8) Includes the effect of dividends accrued on our redeemable convertible preferred stock. Upon completion of our initial public offering, all outstanding shares of redeemable convertible preferred stock and convertible preferred stock were converted into 14,484,493 shares of common stock and 4,266,310 shares of non-voting common stock.

(9) Working capital is defined as current assets minus current liabilities. Current assets consist of cash and cash equivalents, short-term investments, securities available-for-sale, securities and cash provided as collateral, accounts receivable, and prepaid expenses. Current liabilities consist of accrued employee compensation, deferred revenue, and accounts payable, accrued expenses and other liabilities.

Item 7. ***Management's Discussion and Analysis of Financial Condition and Results of Operations.***

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with "Selected Financial Data" and our consolidated financial statements and related notes included elsewhere in this Form 10-K. In addition to historical information, this discussion and analysis contains forward-looking statements relating to future events and the future performance of MarketAxess that are based on our current expectations, assumptions, estimates and projections about us and our industry. These forward-looking statements involve risks and uncertainties. Our actual results and timing of various events could differ materially from those anticipated in such forward-looking statements as a result of a variety of factors, as more fully described in this section, in "Item 1A. — Risk Factors" and elsewhere in this Form 10-K. We undertake no obligation to update publicly any forward-looking statements for any reason, even if new information becomes available or other events occur in the future.

Executive Summary

MarketAxess operates one of the leading platforms for the electronic trading of corporate bonds and certain other types of fixed-income securities. Through our platform, 649 active institutional investor client firms (firms that executed at least one trade in U.S. or European fixed-income securities through our electronic trading platform between January 2008 and December 2008) can access the aggregate liquidity provided by the collective interest of our 48 broker-dealer clients in buying or selling bonds through our platform. Our active institutional investor clients include investment advisers, mutual funds, insurance companies, public and private pension funds, bank portfolios and hedge funds. Our DealerAxess® trading service allows dealers to trade fixed-income securities and credit default swaps with each other on our platform. Through our Corporate BondTicker™ service, we provide fixed-income market data, analytics and compliance tools that help our clients make trading decisions. In addition, we provide FIX (Financial Information eXchange) message management tools, connectivity solutions and ancillary technology services that facilitate the electronic communication of order information between trading counterparties. Our revenues are primarily generated from the trading of U.S. and European high-grade corporate bonds.

Our multi-dealer trading platform allows our institutional investor clients to simultaneously request competing, executable bids or offers from our broker-dealer clients and execute trades with the broker-dealer of their choice from among those that choose to respond. We offer our broker-dealer clients a solution that enables them to efficiently reach our institutional investor clients for the distribution and trading of bonds. In addition to U.S. high-grade corporate bonds, European high-grade corporate bonds and emerging markets bonds, including both investment-grade and non-investment grade debt, we also offer our clients the ability to trade crossover and high-yield bonds, agency bonds, new issues and credit default swap indices.

The majority of our revenues are derived from monthly distribution fees and commissions for trades executed on our platform that are billed to our broker-dealer clients on a monthly basis. We also derive revenues from technology products and services, information and user access fees, investment income and other income. Our expenses consist of employee compensation and benefits, depreciation and amortization, technology and communication expenses, professional and consulting fees, occupancy, marketing and advertising and other general and administrative expenses.

We seek to grow and diversify our revenues by capitalizing on our status as the operator of a leading platform for the electronic trading of corporate bonds and certain other types of fixed-income securities. The key elements of our strategy are:

- to innovate and efficiently add new functionality and product offerings to the MarketAxess platform that we believe will help to increase our market share with existing clients, as well as expand our client base;
- to leverage our technology, as well as our strong broker-dealer and institutional investor relationships, to deploy our electronic trading platform into additional product segments within the fixed-income securities markets, deliver fixed-income securities-related technical services and products and deploy our electronic trading platform into new client segments;
- to continue building our existing service offerings so that our electronic trading platform is fully integrated into the workflow of our broker-dealer and institutional investor clients and to continue to add functionality

to allow our clients to achieve a fully automated end-to-end straight-through processing solution (automation from trade initiation to settlement);

- to add new content and analytical capabilities to Corporate BondTicker™ in order to improve the value of the information we provide to our clients; and
- to continue to supplement our internal growth by entering into strategic alliances, or acquiring businesses or technologies that will enable us to enter new markets, provide new products or services, or otherwise enhance the value of our platform to our clients.

Critical Factors Affecting Our Industry and Our Company

Economic, Political and Market Factors

The global fixed-income securities industry is risky and volatile and is directly affected by a number of economic, political and market factors that may result in declining trading volume. These factors could have a material adverse effect on our business, financial condition and results of operations. These factors include, among others, credit market conditions, the current interest rate environment, including the volatility of interest rates and investors' forecasts of future interest rates, economic and political conditions in the United States, Europe and elsewhere, and consolidation or contraction in the number of broker-dealers.

Competitive Landscape

The global fixed-income securities industry generally, and the electronic financial services markets in which we engage in particular, are highly competitive, and we expect competition to intensify in the future. Sources of competition for us will continue to include, among others, bond trading conducted directly between broker-dealers and their institutional investor clients over the telephone or electronically and other multi-dealer trading companies. Competitors, including companies in which some of our broker-dealer clients have invested, have developed electronic trading platforms or have announced their intention to explore the development of electronic platforms that may compete with us.

In general, we compete on the basis of a number of key factors, including, among others, the liquidity provided on our platform, the magnitude and frequency of price improvement enabled by our platform and the quality and speed of execution. We believe that we compete favorably with respect to these factors. We continue to proactively build technology solutions that serve the needs of the credit markets.

Our competitive position is also enhanced by the familiarity and integration of our broker-dealer and institutional investor clients with our electronic trading platform and other systems. We have focused on the unique aspects of the credit markets we serve in the development of our platform, working closely with our clients to provide a system that is suited to their needs.

Regulatory Environment

Our industry has been and is subject to continuous regulatory changes and may become subject to new regulations or changes in the interpretation or enforcement of existing regulations, which could require us to incur significant costs.

Our U.S. subsidiary, MarketAxess Corporation, is a registered broker-dealer with the SEC and is a member of FINRA. Our U.K. subsidiary, MarketAxess Europe Limited, is registered as a multilateral trading facility dealer with the FSA in the U.K. MarketAxess Canada Limited, a Canadian subsidiary that we incorporated in May 2003, is registered as an Alternative Trading System dealer under the Securities Act of Ontario and is a member of the Investment Industry Regulatory Organization of Canada. Relevant regulations prohibit repayment of borrowings from these subsidiaries or their affiliates, paying cash dividends, making loans to us or our affiliates or otherwise entering into transactions that result in a significant reduction in regulatory net capital or financial resources, without prior notification to or approval from such regulated entity's principal regulator.

As a public company, we are subject to the reporting requirements of the Securities Exchange Act of 1934, the Sarbanes-Oxley Act of 2002 and NASDAQ rules promulgated in response to the Sarbanes-Oxley Act. The requirements of these rules and regulations impose legal and financial compliance costs, made some activities more difficult, time-consuming or costly and may also place a strain on our systems and resources. In order to maintain and improve the effectiveness of our disclosure controls and procedures and internal control over financial reporting, significant resources and management oversight are required.

Rapid Technological Changes

We must continue to enhance and improve our electronic trading platform. The electronic financial services industry is characterized by increasingly complex systems and infrastructures and new business models. Our future success will depend on our ability to enhance our existing products and services, develop and/or license new products and technologies that address the increasingly sophisticated and varied needs of our broker-dealer and institutional investor clients and prospective clients and respond to technological advances and emerging industry standards and practices on a cost-effective and timely basis.

Trends in Our Business

The majority of our revenues are derived from monthly distribution fees and commissions for transactions executed on our platform between our institutional investor and broker-dealer clients. We believe that there are five key variables that impact the notional value of such transactions on our platform and the amount of commissions and distribution fees earned by us:

- the number of institutional investor clients that participate on the platform and their willingness to originate transactions through the platform;
- the number of broker-dealer clients on the platform and the frequency and competitiveness of the price responses they provide to the institutional investor clients;
- the number of markets for which we make trading available to our clients;
- the overall level of activity in these markets; and
- the level of commissions that we collect for trades executed through the platform.

We believe that overall corporate bond market trading volume is affected by various factors including the absolute levels of interest rates, the direction of interest rate movements, the level of new issues of corporate bonds and the volatility of corporate bond spreads versus U.S. Treasury securities. Because a significant percentage of our revenue is tied directly to the volume of securities traded on our platform, it is likely that a general decline in trading volumes, regardless of the cause of such decline, would reduce our revenues and have a significant negative impact on profitability.

The past 18 months has been a period of significant turmoil in the U.S. and European credit markets, especially in short-term funding and floating rate note instruments. A widespread retrenchment in the credit markets resulted in increased credit spreads and significantly higher credit spread volatility across a wide range of asset classes. Credit yield spreads in U.S. corporate bonds, as measured by the Credit Suisse Liquid U.S. Corporate Index ("LUCI"), increased from 1.0% over U.S Treasuries in June 2007 to 5.31% in December 2008. Credit spread volatility in U.S. corporate bonds, as measured by the LUCI Index, increased from 0.7% in June 2007 to 11.7% in December 2008. The average daily trading volume of U.S. high-grade corporate bonds for the year ended December 31, 2008, as measured by TRACE, decreased by 9.0% compared to 2007. We believe the resultant lack of liquidity in the credit markets led institutional investors to reduce overall bond trading activity and conduct a higher percentage of their trades directly with their broker-dealer counterparties via the telephone, resulting in lower volumes on our platform. We also believe that a stabilization of credit market conditions, at higher overall levels of credit spreads, is likely to favorably impact the volume of trades conducted over our platform. The lower volumes on our platform were partially offset by higher average variable transactions fees per million that were $129 in 2008 compared to $103 in 2007 and $114 in 2006. The increase in average variable transaction fees per million in 2008 was principally the result of the longer maturity of U.S. high-grade corporate bond trades executed on our platform, for which we charge higher commissions, and a larger percentage of Other volume in products that carry higher fees per million, principally high yield.

Commission Revenue

Commissions are generally calculated as a percentage of the notional dollar volume of bonds traded on our platform and vary based on the type, size, yield and maturity of the bond traded. The commission rates are based on a number of factors, including fees charged by inter-dealer brokers in the respective markets, average bid-offer spreads in the products we offer and transaction costs through alternative channels including the telephone. Under our transaction fee plans, bonds that are more actively traded or that have shorter maturities are generally charged lower commissions, while bonds that are less actively traded or that have longer maturities generally command higher commissions.

U.S. High-Grade Corporate Bond Commissions. Our U.S. high-grade corporate bond fee plans generally incorporate various monthly distribution fees and variable transaction fees billed to our broker-dealer clients on a monthly basis. We expect the U.S. high-grade distribution fees to decrease as a result of the recent merger and bankruptcy activity involving several of our broker-dealer clients. The fee plan incorporates volume incentives to our broker-dealer clients that are designed to increase the volume of transactions effected on our platform. Under the fee plan, we electronically add the transaction fee to the spread quoted by the broker-dealer client. For trades on our DealerAxess® dealer-to-dealer electronic trading platform, we typically charge a fee to the broker-dealer client involved in the transaction that is based on the size of the transaction and the maturity of the bond traded.

Eurobond Commissions. On June 1, 2007, we introduced a new fee plan for Eurobond trades for the majority of our European dealers. Similar to the U.S. high-grade plan, our European fee plan incorporates monthly distribution fees and a transaction fee that is lower than the transaction fee under the previous European high-grade plan and incorporates incentives to our broker-dealer clients that are designed to increase the volume of transactions effected on our platform. The transaction fee under the new plan is dependent on the type of bond traded and the maturity of the issue. The combination of the distribution fees and transaction fees in the new plan results in higher total revenue to us at current or lower volume levels. If volume grows, total revenues could be less under the new plan than the previous plan due to the lower transaction fees. Under the fee plan in effect prior to June 1, 2007, broker-dealer transaction fees varied based on the type of bond traded and the maturity of the issue. This fee schedule applied a tiered fee structure, which reduced the fee per trade upon the attainment of certain specified amounts of monthly commissions generated by a particular broker-dealer and did not carry a monthly distribution fee.

Other Commissions. Commissions for other bond and credit default swap trades generally vary based on the type and the maturity of the instrument traded. We generally operate using standard fee schedules that may include both transaction fees and monthly distribution fees that are charged to the participating dealers.

We anticipate that average fees per million may change in the future. Consequently, past trends in commissions are not necessarily indicative of future commissions.

Other Revenue

In addition to the commissions discussed above, we earn revenue from technology products and services, information services fees paid by institutional investor and broker-dealer clients, income on investments and other income.

Technology Products and Services. Technology products and services includes software licenses, maintenance and support services and professional consulting services, In March 2008, we acquired Greenline Financial Technologies, Inc. ("Greenline"), an Illinois-based provider of integration, testing and management solutions for FIX-related products and services. In November 2007, we acquired certain assets of Trade West Systems, LLC ("TWS"), a Utah-based financial software and technology services provider focused on providing gateway adapters for connecting order management systems and trading systems to fixed-income trading venues.

Information and User Access Fees. We charge information services fees for Corporate BondTickerTM to our broker-dealer clients, institutional investor clients and data-only subscribers. The information services fee is a flat monthly fee, based on the level of service. We also generate information services fees from the sale of bulk data to certain institutional investor clients and data-only subscribers. Institutional investor clients trading U.S. high-grade corporate bonds are charged a monthly user access fee for the use of our platform. The fee, billed quarterly, is charged to the client based on the number of the client's users. To encourage institutional investor clients to execute trades on our U.S. high-grade corporate bond platform, we reduce these information and user access fees for such clients once minimum quarterly trading volumes are attained.

Investment Income. Investment income consists of income earned on our investments.

Other. Other revenues include fees from telecommunications line charges to broker-dealer clients and other miscellaneous revenues.

Expenses

In the normal course of business, we incur the following expenses:

Employee Compensation and Benefits. Employee compensation and benefits is our most significant expense and includes employee salaries, stock compensation costs, other incentive compensation, employee benefits and payroll taxes.

Depreciation and Amortization. We depreciate our computer hardware and related software, office hardware and furniture and fixtures and amortize our capitalized software development costs on a straight-line basis over a three-year or five-year period. We amortize leasehold improvements on a straight-line basis over the lesser of the life of the improvement or the remaining term of the lease. Intangible assets with definite lives, including purchased technologies, customer relationships and other intangible assets, are amortized over their estimated useful lives, ranging from five to ten years. Intangible assets are assessed for impairment when events or circumstances indicate a possible impairment pursuant to the provisions of SFAS No. 144, "Accounting for Long Lived Assets and for Long Lived Assets to be Disposed Of."

Technology and Communications. Technology and communications expense consists primarily of costs relating to maintenance on software and hardware, our internal network connections, data center hosting costs and data feeds provided by outside vendors or service providers. The majority of our broker-dealer clients have dedicated high-speed communication lines to our network in order to provide fast data transfer. We charge our broker-dealer clients a monthly fee for these connections, which is recovered against the relevant expenses we incur.

Professional and Consulting Fees. Professional and consulting fees consist primarily of accounting fees, legal fees and fees paid to information technology and non-information technology consultants for services provided for the maintenance of our trading platform and information services products.

Occupancy. Occupancy costs consist primarily of office and equipment rent, utilities and commercial rent tax.

Marketing and Advertising. Marketing and advertising expense consists primarily of print and other advertising expenses we incur to promote our products and services. This expense also includes costs associated with attending or exhibiting at industry-sponsored seminars, conferences and conventions, and travel and entertainment expenses incurred by our sales force to promote our trading platform and information services.

General and Administrative. General and administrative expense consists primarily of general travel and entertainment, board of directors expenses, charitable contributions, provision for doubtful accounts, and various state franchise and U.K. value-added taxes.

Expenses may grow in the future, primarily due to investment in new products, notably in employee compensation and benefits, professional and consulting fees, and general and administrative expense, but we believe that operating leverage can be achieved by increasing volumes in existing products and adding new products without substantial additions to our infrastructure.

Critical Accounting Estimates

This Management's Discussion and Analysis of Financial Condition and Results of Operations discusses our Consolidated Financial Statements, which have been prepared in accordance with accounting principles generally accepted in the United States, also referred to as U.S. GAAP. The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the reported amounts of income and expenses during the reporting periods. We base our estimates and judgments on historical experience and on various other factors that we believe are reasonable under the circumstances. Actual results may differ from these estimates under varying assumptions or conditions. Note 2 of the Notes to our Consolidated Financial Statements includes a summary of the significant accounting policies and methods used in the preparation of our Consolidated Financial Statements.

Use of Estimates

On an ongoing basis, management evaluates its estimates and judgments, particularly as they relate to accounting policies that management believes are critical. That is, these accounting policies are most important to the portrayal of our financial condition and results of operations and they require management's most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain.

Allowance for Doubtful Accounts

We continually monitor collections and payments from our customers and maintain an allowance for doubtful accounts. The allowance for doubtful accounts is based upon the historical collection experience and specific collection issues that have been identified.

Software Development Costs

We capitalize certain costs associated with the development of internal use software at the point at which the conceptual formulation, design and testing of possible software project alternatives have been completed. We capitalize employee compensation and related benefits and third party consulting costs incurred during the preliminary software project stage. Once the product is ready for its intended use, such costs are amortized on a straight-line basis over three years. We review the amounts capitalized for impairment whenever events or changes in circumstances indicate that the carrying amounts of the assets may not be recoverable.

Revenue Recognition

The majority of our revenues are derived from monthly distribution fees and commissions for trades executed on its platform that are billed to its broker-dealer clients on a monthly basis. We also derive revenues from technology products and services, information and user access fees, investment income and other income.

Commission revenue. Commissions are generally calculated as a percentage of the notional dollar volume of bonds traded on the platform and vary based on the type and maturity of the bond traded. Under our transaction fee plans, bonds that are more actively traded or that have shorter maturities are generally charged lower commissions, while bonds that are less actively traded or that have longer maturities generally command higher commissions.

Technology products and services. We recognize revenues from technology software licenses, maintenance and support services (referred to as post-contract technical support or "PCS") and professional consulting services in accordance with the provisions of the American Institute of Certified Public Accountants' Statement of Position ("SOP") 97-2, "Software Revenue Recognition" ("SOP 97-2") as amended by SOP 98-4 and SOP 98-9 and clarified by Staff Accounting Bulletin ("SAB") 101, SAB No. 104 and Emerging Issues Task Force ("EITF") 00-21 and SOP 81-1, "Accounting for Performance of Construction-Type and Certain Production-Type Contracts" ("SOP 81-1"). Revenue is generally recognized when persuasive evidence of an arrangement exists, delivery has occurred, the fee is fixed or determinable, and collection is considered probable. We generally sell software licenses and services together as part of multiple-element arrangements. We also enter into contracts for technology integration consulting services unrelated to any software product. When we enter into a multiple-element arrangement, we use the residual method to allocate the total fee among the elements of the arrangement. Under the residual method, license revenue is recognized upon delivery when vendor-specific objective evidence of fair value exists for all of the undelivered elements in the arrangement, but does not exist for one or more of the delivered elements in the arrangement. Each license arrangement requires that we analyze the individual elements in the transaction and estimate the fair value of each undelivered element, which typically includes PCS and professional services. License revenue consists of license fees charged for the use of our products under perpetual and, to a lesser extent, term license arrangements. License revenue from a perpetual arrangement is generally recognized upon delivery while license revenue from a term arrangement is recognized ratably over the duration of the arrangement on a straight-line basis. If the professional services are essential to the functionality of the software product, the license revenue is recognized upon customer acceptance or satisfaction of the service obligation.

Professional services are generally separately priced, are available from a number of suppliers and are typically not essential to the functionality of our software products. Revenues from these services are recognized separately from the license fee if the arrangements qualify as "service transactions" as defined by SOP 97-2. Generally, revenue from time-and-materials consulting contracts is recognized as services are performed.

PCS includes telephone support, bug fixes and unspecified rights to product upgrades and enhancements, and is recognized ratably over the term of the service period, which is generally 12 months. We estimate the fair value of the PCS portion of an arrangement based on the price charged for PCS when sold separately. We sell PCS on a separate, standalone basis when customers renew PCS.

Revenues from contracts for technology integration consulting services are recognized on the percentage-of-completion method in accordance with SOP 81-1. Percentage-of-completion accounting involves calculating the percentage of services provided during the reporting period compared to the total estimated services to be provided over the duration of the contract. If estimates indicate that a contract loss will occur, a loss provision is recorded in the period in which the loss first becomes probable and reasonably estimable. Contract losses are determined to be the amount by which the estimated direct and indirect costs of the contract exceed the estimated total revenues that will be generated by the contract. There were no contract loss provisions recorded as of December 31, 2008 and 2007. Revenues recognized in excess of billings are recorded as unbilled services. Billings in excess of revenues recognized are recorded as deferred revenues until revenue recognition criteria are met.

Stock-Based Compensation

We measure and recognize compensation expense for all share-based payment awards in accordance with SFAS No. 123 (revised 2004), "Share-Based Payment" ("SFAS 123R"). This statement requires that compensation expense for all share-based awards be recognized based on their estimated fair values measured as of the grant date. These costs are recognized as an expense in the Consolidated Statements of Operations over the requisite service period, which is typically the vesting period, with an offsetting increase to additional paid-in capital. We adopted SFAS 123R using the modified prospective transition method effective January 1, 2006.

Income Taxes

Income taxes are accounted for using the asset and liability method in accordance with SFAS No. 109, "Accounting for Income Taxes" ("SFAS 109"). Deferred income taxes reflect the net tax effects of temporary differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when such differences are expected to reverse. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is recognized against deferred tax assets if it is more likely than not that such assets will not be realized in future years.

In June 2006, the FASB issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes — an Interpretation of FASB Statement No. 109" ("FIN 48"), which applies to all tax positions accounted for under SFAS 109. A "tax position" includes current or future reductions in taxable income reported or expected to be reported on a tax return. FIN 48 supplements SFAS 109 by defining the confidence level that a tax position must meet in order to be recognized in the financial statements. The interpretation requires that the tax effects of a position be recognized only if it is "more-likely-than-not" (i.e., greater than 50% likelihood) to be sustained based solely on its technical merits as of the reporting date. In making this assessment, a company must assume that the taxing authorities will examine the position. As a result of the implementation of FIN 48 effective January 1, 2007, we recognized an increase in deferred tax assets of $3.0 million related to previously unrecognized tax benefits, which was accounted for as an increase to additional paid-in capital of $0.3 million and an increase in accrued expenses of $2.7 million. Unrecognized tax benefits as of December 31, 2008 were $2.7 million. If recognized, this entire amount would impact the effective tax rate.

Business Combinations, Goodwill and Intangibles Assets

We account for business acquisitions under the purchase method of accounting in accordance with SFAS No. 141, "Business Combinations." The total cost of an acquisition is allocated to the underlying net assets based on their respective estimated fair values. The excess of the purchase price over the estimated fair values of the net assets acquired is recorded as goodwill. Determining the fair value of certain assets acquired and liabilities assumed is judgmental in nature and often involves the use of significant estimates and assumptions, including assumptions with respect to future cash flows, discount rates, growth rates and asset lives.

In accordance with SFAS No. 142, "Goodwill and Other Intangible Assets," we no longer amortize goodwill and other intangibles with indefinite lives. We perform an impairment review of goodwill on an annual basis and more frequently if circumstances change. Intangible assets with definite lives, including purchased technologies, customer relationships and other intangible assets, are amortized on a straight-line basis over their estimated useful lives, ranging from five to ten years. Intangible assets are assessed for impairment when events or circumstances indicate a possible impairment pursuant to the provisions of SFAS No. 144, "Accounting for Long Lived Assets and for Long Lived Assets to be Disposed Of."

Segment Results

As an electronic, multi-dealer platform for trading fixed-income securities, our operations constitute a single business segment pursuant to SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." Because of the highly integrated nature of the financial markets in which we compete and the integration of our worldwide business activities, we believe that results by geographic region, products or types of clients are not necessarily meaningful in understanding our business.

Results of Operations

Financial Results

The following table presents our consolidated operating results expressed in U.S. dollars and as a percentage of total revenues for each of the years presented:

	Year Ended December 31,					
	2008		2007		2006	
	$	% of Revenues	$	% of Revenues	$	% of Revenues
			($ in thousands)			
Revenues						
Commissions						
U.S. high-grade	$46,547	50.0%	$52,541	56.1%	$47,752	57.3%
Eurobond	18,146	19.5	18,828	20.1	15,368	18.4
Other	8,835	9.5	8,845	9.4	8,310	10.0
Total commissions	73,528	79.0	80,214	85.7	71,430	85.7
Technology products and services	8,555	9.2	742	0.8	—	0.0
Information and user access fees	6,025	6.5	5,877	6.3	5,477	6.6
Interest income	3,478	3.7	5,242	5.6	4,595	5.5
Other	1,499	1.6	1,568	1.7	1,814	2.2
Total revenues	93,085	100.0	93,643	100.0	83,316	100.0
Expenses						
Employee compensation and benefits	43,810	47.1	43,051	46.0	42,078	50.5
Depreciation and amortization	7,879	8.5	7,170	7.7	6,728	8.1
Technology and communications	8,311	8.9	7,463	8.0	7,704	9.2
Professional and consulting fees	8,171	8.8	7,639	8.2	8,072	9.7
Occupancy	2,891	3.1	3,275	3.5	3,033	3.6
Marketing and advertising	2,781	3.0	1,905	2.0	1,769	2.1
General and administrative	6,408	6.9	5,889	6.3	5,328	6.4
Total expenses	80,251	86.2	76,392	81.6	74,712	89.7
Income before taxes	12,834	13.8	17,251	18.4	8,604	10.3
Provision for income taxes	4,935	5.3	6,931	7.4	3,183	3.8
Net income	$ 7,899	8.5%	$10,320	11.0%	$ 5,421	6.5%

Statistical Information

Our trading volume for each of the years presented was as follows:

	Year Ended December 31,		
	2008	2007	2006
Trading Volume Data (in billions)			
U.S. high-grade	$134.6	$209.2	$195.4
Eurobond	35.8	77.4	87.6
Other	56.0	73.3	56.6
Total	$226.4	$359.9	$339.6
Number of U.S. Trading Days	251	250	249
Number of U.K. Trading Days	254	253	251

For volume reporting purposes, transactions in foreign currencies are converted to U.S. dollars at average monthly rates. Prior to September 1, 2008, no fees were charged on U.S. high-grade single-dealer inquiries. Such single-dealer inquiry trading volume amounted to $6.3 billion, $15.1 billion and $19.0 billion for the years ended December 31, 2008, 2007 and 2006, respectively. Effective September 1, 2008, single-dealer inquiry trades are charged commissions in accordance with the U.S. high-grade corporate bond fee plan. Credit default swap trading volume data are included in Other. Trading volume data related to DealerAxess® bond trading between broker-dealer clients are included in either U.S. high-grade or Other trading volumes, as appropriate.

Our active institutional investor clients (firms that executed at least one trade in U.S. or European fixed-income securities through our electronic platform during the applicable year) and our broker-dealer clients as of December 31, 2008, 2007 and 2006 were as follows:

	December 31,		
	2008	2007	2006
Institutional Investor Clients:			
U.S. products	466	465	460
European products	183	209	229
Total	649	674	689
Broker-Dealer Clients	48	30	25

Year Ended December 31, 2008 Compared to Year Ended December 31, 2007

Overview

Total revenues decreased by 0.6% to $93.1 million for the year ended December 31, 2008 from $93.6 million for the year ended December 31, 2007. This decrease in total revenues was primarily due to a decline in U.S. high-grade revenues of $6.0 million, European high-grade revenues of $0.7 million and investment income of $1.8 million, offset by an increase in technology products and services revenues of $7.8 million. Technology products and services revenues reflect the impact of the Greenline and TWS acquisitions.

Total expenses increased by $3.9 million or 5.1% to $80.3 million for the year ended December 31, 2008 from $76.4 million for the year ended December 31, 2007. The Greenline acquisition increased expenses by $7.2 million, including $3.5 million of employee compensation and benefits. The $3.9 million increase in total expenses was primarily due to higher employee compensation and benefits of $0.8 million, depreciation and amortization of $0.7 million, technology and communications of $0.8 million and marketing and advertising of $0.9 million.

Income before taxes decreased by $4.4 million or 25.6% to $12.8 million for the year ended December 31, 2008, from $17.3 million for the year ended December 31, 2007. Net income decreased by $2.4 million or 23.5% to $7.9 million for the year ended December 31, 2008, from $10.3 million for the year ended December 31, 2007.

Recent Developments

On February 4, 2009, we issued a press release announcing our results of operations for the three months and year ended December 31, 2008. The press release included consolidated condensed balance sheet data as of December 31, 2008 and 2007. Subsequent to the issuance of the press release, we concluded that it was appropriate to adjust the deferred tax balance and goodwill associated resulting from the Greenline acquisition, which affected certain December 31, 2008 balance sheet accounts. As a result, the deferred tax asset balance decreased by $0.7 million and the goodwill balance increased by $0.7 million from the amounts reported in the press release. The adjustment had no effect on the Consolidated Statements of Operations or earnings per share reported in the press release, nor did it affect our cash position.

Revenues

Our revenues for the years ended December 31, 2008 and 2007, and the resulting dollar and percentage changes, were as follows:

	Year Ended December 31,					
	2008		2007			
	$	% of Revenues	$	% of Revenues	$ Change	% Change
	($ in thousands)					
Revenues						
Commissions						
U.S. high-grade	$46,547	50.0%	$52,541	56.1%	$(5,994)	(11.4)%
Eurobond	18,146	19.5	18,828	20.1	(682)	(3.6)
Other	8,835	9.5	8,845	9.4	(10)	(0.1)
Total commissions	73,528	79.0	80,214	85.7	(6,686)	(8.3)
Technology products and services	8,555	9.2	742	0.8	7,813	1,053.0
Information and user access fees	6,025	6.5	5,877	6.3	148	2.5
Investment income	3,478	3.7	5,242	5.6	(1,764)	(33.7)
Other	1,499	1.6	1,568	1.7	(69)	(4.4)
Total revenues	$93,085	100.0%	$93,643	100.0%	$ (558)	(0.6)%

Commissions. Total commissions decreased by $6.7 million or 8.3% to $73.5 million for the year ended December 31, 2008 from $80.2 million for 2007. The following table shows the extent to which the decrease in commissions for the year ended December 31, 2008 was attributable to changes in transaction volumes, transaction fees per million, monthly distribution fees and DealerAxess® minimum fees:

	Change from Year Ended December 31, 2007			
	U.S. High-Grade	Eurobond	Other	Total
	(In thousands)			
Volume (decrease)	$(6,277)	$(5,740)	$(2,088)	$(14,105)
Transaction fee per million increase (decrease)	4,935	(937)	2,078	6,076
Monthly distribution fees (decrease) increase	(1,173)	5,995	—	4,822
DealerAxess® minimum fees (decrease)	(3,479)	—	—	(3,479)
Total commissions (decrease)	$(5,994)	$ (682)	$ (10)	$ (6,686)

Our average fee per million for the years ended December 31, 2008 and 2007 was as follows:

	Year Ended December 31,	
	2008	2007
Average Fee Per Million		
U.S. high-grade		
Transaction	$121	$ 84
Total	346	251
Eurobond		
Transaction	112	138
Total	507	243
Other	158	121
All Products		
Transaction	129	103
Total	325	223

U.S. high-grade volume decreased by 35.6% for the year ended December 31, 2008, compared to the year ended December 31, 2007. The decrease in U.S. high-grade volume was due primarily to a decline in the Company's estimated market share of total U.S. high-grade corporate bond volume as reported by FINRA TRACE from 9.4% for the year ended December 31, 2007 to 6.6% for the year ended December 31, 2008, coupled with a decline in overall market volume as measured by FINRA TRACE. Estimated FINRA TRACE U.S. high-grade volume decreased by 9.0% from $2,227 billion for the year ended December 31, 2007 to $2,028 billion for the year ended December 31, 2008. We believe the resultant lack of liquidity in the credit markets led institutional investors to reduce overall bond trading activity and conduct a higher percentage of their trades directly with their broker-dealer counterparties via the telephone, resulting in lower volumes on our platform. The U.S. high-grade distribution fees were $30.3 million for the year ended December, 2008, compared to $31.5 million for the year ended December 31, 2007. The U.S. high-grade distribution fees may decrease as a result of recent merger and bankruptcy activity involving several of our broker-dealer clients. The DealerAxess® monthly minimum fees were zero and $3.5 million for the years ended December 31, 2008 and 2007, respectively. The majority of the DealerAxess® minimum fee commitments expired as of June 30, 2007. The total U.S. high-grade average fee per million is calculated for each period presented using both the transaction fees and the monthly distribution fees, including the DealerAxess® monthly minimum fees, paid by our broker-dealer clients. The variable U.S. high-grade average transaction fee per million increased from $84 per million for the year ended December 31, 2007 to $121 per million for the year ended December 31, 2008 due to the longer maturity of trades executed on the platform, for which we charge higher commissions.

Eurobond volume decreased by 53.8%, net of the unfavorable effect of foreign currency changes, for the year ended December 31, 2008, compared to the year ended December 31, 2007. During 2008, we believe that the European credit markets experienced market conditions similar to the U.S. On June 1, 2007, we introduced a new fee plan for European corporate bond trades. Similar to the U.S. high-grade plan, the new European high-grade corporate bond fee plan incorporates a monthly distribution fee and a transaction fee that is dependent on the type of bond traded and the maturity of the issue. The European high-grade distribution fee was $14.2 million for year ended December 31, 2008, compared to $8.1 million for the year ended December 31, 2007. The total Eurobond average fee per million is calculated for each period presented using both the transaction fees and the monthly distribution fees paid by our broker-dealer clients. The European high-grade average transaction fee per million decreased from $138 per million for the year ended December 31, 2007 to $112 per million for the year ended December 31, 2008, principally from the introduction of the new European high-grade fee plan.

Other volume decreased by 23.5% for the year ended December 31, 2008, compared to the year ended December 31, 2007. The decrease was primarily due to lower emerging market, agencies and credit default swap volume offset partially by increased high yield volume. Other average fee per million increased from $121 per million for the year ended December 31, 2007 to $158 per million for the year ended December 31, 2008 primarily due to a higher percentage of volume in products that carry higher fees per million, principally high yield.

Technology Products and Services. Technology products and services revenues increased by $7.8 million to $8.6 million for the year ended December 31, 2008 from $0.7 million for the year ended December 31, 2007. The increase was primarily a result of the Greenline acquisition.

Information and User Access Fees. Information and user access fees increased by $0.1 million or 2.5% to $6.0 million for the year ended December 31, 2008 from $5.9 million for the year ended December 31, 2007.

Investment Income. Investment income decreased by $1.8 million or 33.7% to $3.5 million for the year ended December 31, 2008 from $5.2 million for the year ended December 31, 2007. This decrease was primarily due to lower interest rates.

Other. Other revenues decreased by $0.1 million or 4.4% to $1.5 million for the year ended December 31, 2008 from $1.6 million for the year ended December 31, 2007.

Expenses

Our expenses and expenses as a percentage of revenues for the years ended December 31, 2008 and 2007, and the resulting dollar and percentage changes, were as follows:

	Year Ended December 31,					
	2008		2007			
	$	% of Revenues	$	% of Revenues	$ Change	% Change
	($ in thousands)					
Expenses						
Employee compensation and benefits	$43,810	47.1%	$43,051	46.0%	$ 759	1.8%
Depreciation and amortization	7,879	8.5	7,170	7.7	709	9.9
Technology and communications	8,311	8.9	7,463	8.0	848	11.4
Professional and consulting fees	8,171	8.8	7,639	8.2	532	7.0
Occupancy	2,891	3.1	3,275	3.5	(384)	(11.7)
Marketing and advertising	2,781	3.0	1,905	2.0	876	46.0
General and administrative	6,408	6.9	5,889	6.3	519	8.8
Total expenses	$80,251	86.2%	$76,392	81.6%	$3,859	5.1%

Employee Compensation and Benefits. Employee compensation and benefits increased by $0.8 million or 1.8% to $43.8 million for the year ended December 31, 2008 from $43.1 million for the year ended December 31, 2007. This increase was primarily attributable to higher wages of $2.4 million, severance costs of $1.0 million and stock-based compensation expense of $1.4 million, offset by reduced incentive compensation of $3.6 million. The higher wages were primarily a result of the Greenline acquisition. The total number of employees increased to 185 as of December 31, 2008 from 182 as of December 31, 2007. As a percentage of total revenues, employee compensation and benefits expense increased to 47.1% for the year ended December 31, 2008 from 46.0% for the year ended December 31, 2007.

Depreciation and Amortization. Depreciation and amortization expense increased by $0.7 million or 9.9% to $7.9 million for the year ended December 31, 2008 from $7.2 million for the year ended December 31, 2007. An increase in amortization of intangible assets of $1.3 million and TWS impairment charge of $0.7 million were offset by a decline in depreciation and amortization of hardware and software development costs of $1.3 million. The intangible asset amortization increase was due to the $8.3 million of definite-life intangibles created in 2008 in connection with the Greenline acquisition. The TWS impairment charge was recorded to reflect negative current period operating results and reduced revenue expectations for connectivity solutions principally delivered to broker-dealers. For the year ended December 31, 2008, we capitalized $2.4 million of software development costs and $1.7 million of computer and related equipment purchases.

Technology and Communications. Technology and communications expense increased by $0.8 million or 11.4% to $8.3 million for the year ended December 31, 2008 from $7.5 million for the year ended December 31, 2007. This increase was attributable to higher expenses associated with the purchase of production and market data.

Professional and Consulting Fees. Professional and consulting fees increased by $0.5 million or 7.0% to $8.2 million for the year ended December 31, 2008 from $7.6 million for the year ended December 31, 2007. The increase was principally due to higher information technology consultant costs of $0.7 million and audit and tax fees of $0.2 million, offset by lower recruiting fees of $0.5 million.

Occupancy. Occupancy costs decreased by $0.4 million or 11.7% to $2.9 million for the year ended December 31, 2008 from $3.3 million for the year ended December 31, 2007. The decline was principally due to exiting certain leased office space in 2008.

Marketing and Advertising. Marketing and advertising expense increased by $0.9 million or 46.0% to $2.8 million for the year ended December 31, 2008 from $1.9 million for the year ended December 31, 2007, primarily due to higher travel and entertainment expenses.

General and Administrative. General and administrative expense increased by $0.5 million or 8.8% to $6.4 million for the year ended December 31, 2008 from $5.9 million for the year ended December 31, 2007, primarily due to increased charges for doubtful accounts of $0.8 million.

Provision for Income Tax

We recorded an income tax provision of $4.9 million and $6.9 million for the years ended December 31, 2008 and 2007, respectively. The decrease in the tax provision was primarily attributable to the $4.4 million decrease in pre-tax income. With the exception of the payment of certain foreign and state and local taxes, the provision for income taxes was a non-cash expense since we had available net operating loss carryforwards and tax credits to offset the cash payment of taxes.

Our consolidated effective tax rate for the year ended December 31, 2008 was 38.5% compared to 40.2% for the year ended December 31, 2007. The 2008 effective tax rate reflects a higher portion of earnings generated in lower tax rate jurisdictions. The 2007 provision includes an adjustment to the deferred tax asset balance of $0.5 million to reflect the tax rate anticipated to be in effect when the temporary differences are expected to reverse, as well as changes in enacted state and foreign tax rates. Our consolidated effective tax rate can vary from period to period depending on, among other factors, the geographic and business mix of our earnings and changes in tax legislation and tax rates. Due to our net deferred tax asset balance, a decrease in tax rates results in a reduction in our deferred tax balance and an increase in tax expense.

As of December 31, 2008, we had net operating loss carryforwards of $105.1 million and tax credit carryforwards of $3.3 million for income tax purposes. The deferred tax asset of $35.7 million at December 31, 2008, includes a valuation allowance of $0.6 million arising from certain tax credit and foreign tax loss carryforwards. This valuation allowance was deemed appropriate due to available evidence indicating that some of the deferred tax assets might not be realized in future years.

Year Ended December 31, 2007 Compared to Year Ended December 31, 2006

Overview

Total revenues increased by $10.3 million or 12.4% to $93.6 million for the year ended December 31, 2007 from $83.3 million for the year ended December 31, 2006. This increase in total revenues was primarily due to increases in total commissions of $8.8 million, technology products and services of $0.7 million and investment income of $0.6 million.

Total expenses increased by $1.7 million or 2.2% to $76.4 million for the year ended December 31, 2007 from $74.7 million for the year ended December 31, 2006. This increase was primarily due to higher employee compensation and benefits of $1.0 million.

Income before taxes increased by $8.6 million or 100.5% to $17.3 million for the year ended December 31, 2007, from $8.6 million for the year ended December 31, 2006. Net income increased by $4.9 million or 90.4% to $10.3 million for the year ended December 31, 2007, from $5.4 million for the year ended December 31, 2006.

Revenues

Our revenues for the years ended December 31, 2007 and 2006, and the resulting dollar and percentage changes, were as follows:

	Year Ended December 31,					
	2007		2006			
	$	% of Revenues	$	% of Revenues	$ Change	% Change
	($ in thousands)					
Revenues						
Commissions						
U.S. high-grade	$52,541	56.1%	$47,752	57.3%	$ 4,789	10.0%
Eurobond	18,828	20.1	15,368	18.4	3,460	22.5
Other	8,845	9.4	8,310	10.0	535	6.4
Total commissions	80,214	85.7	71,430	85.7	8,784	12.3
Technology products and services	742	0.8	—	0.0	742	N/A
Information and user access fees	5,877	6.3	5,477	6.6	400	7.3
Investment income	5,242	5.6	4,595	5.5	647	14.1
Other	1,568	1.7	1,814	2.2	(246)	(13.6)
Total revenues	$93,643	100.0%	$83,316	100.0%	$10,327	12.4%

Commissions. Total commissions increased by $8.8 million or 12.3% to $80.2 million for the year ended December 31, 2007 from $71.4 million for 2006. The following table shows the extent to which the increase in commissions for the year ended December 31, 2007 was attributable to changes in transaction volumes, transaction fees per million, monthly distribution fees and DealerAxess® minimum fees:

	Change from Year Ended December 31, 2006			
	U.S. High-Grade	Eurobond	Other	Total
	(In thousands)			
Volume increase (decrease)	$1,069	$(1,789)	$ 2,452	$ 1,731
Transaction fee per million increase (decrease)	1,399	(2,899)	(1,917)	(3,416)
Monthly distribution fees increase	1,675	8,148	—	9,823
DealerAxess® minimum fees increase	646	—	—	646
Total commissions increase	$4,789	$ 3,460	$ 535	$ 8,784

Our average fee per million for the years ended December 31, 2007 and 2006 was as follows:

	Year Ended December 31,	
	2007	2006
Average Fee Per Million		
U.S. high-grade		
Transaction	$ 84	$ 77
Total	251	244
Eurobond		
Transaction	138	175
Total	243	175
Other	121	147
All Products		
Transaction	103	114
Total	223	210

U.S. high-grade volume increased by 7.1% for the year ended December 31, 2007, compared to the year ended December 31, 2006. The increase in U.S. high-grade volume was due primarily to an improvement in the Company's estimated market share of total U.S. high-grade corporate bond volume as reported by FINRA TRACE from 8.5% for the year ended December 31, 2006 to 9.4% for the year ended December 31, 2007, offset by a decline in overall market volume as measured by FINRA TRACE. Estimated FINRA TRACE U.S. high-grade volume decreased by 3.0% from $2,295 billion for the year ended December 31, 2006 to $2,227 billion for the year ended December 31, 2007. We believe that the credit market turmoil experienced in the second half of 2007 negatively impacted overall FINRA TRACE volume. The fixed monthly U.S. high-grade distribution fees were $31.5 million for the year ended December, 2007, compared to $29.8 million for the year ended December 31, 2006. The DealerAxess® monthly minimum fees were $3.5 million and $2.8 million for the years ended December 31, 2007 and 2006, respectively. The majority of the DealerAxess® minimum fee commitments expired as of June 30, 2007. The variable U.S. high-grade average fee per million increased from $77 per million for the year ended December 31, 2006 to $84 per million for the year ended December 31, 2007 due to the longer maturity of trades executed on the platform, for which we charge higher commissions.

European high-grade volume decreased by 11.6%, net of the favorable effect of foreign currency changes, for the year ended December 31, 2007, compared to the year ended December 31, 2006. During the second half of 2007, we believe that the European credit markets experienced market conditions similar to the U.S. On June 1, 2007, we introduced a new fee plan for European high-grade corporate bond trades. Similar to the U.S. high-grade plan, the new European high-grade corporate bond fee plan incorporates a fixed monthly fee and a variable fee that is dependent on the type of bond traded and the maturity of the issue. The fixed monthly European high-grade distribution fee was $8.1 million for year ended December 31, 2007. The European high-grade average fee per million decreased from $175 per million for the year ended December 31, 2006 to $138 per million the year ended December 31, 2007 resulted principally from the introduction of the new European high-grade fee plan.

Other volume increased by 29.5% for the year ended December 31, 2007, compared to the year ended December 31, 2006. The increase was primarily due to higher credit default swap, high-yield and agencies volume. Other average fee per million declined from $147 per million for the year ended December 31, 2006 to $121 per million for the year ended December 31, 2007 primarily due to higher volume in products that carry lower fees per million, including credit default swap indexes and agencies.

Technology Products and Services. Revenues for technology products and services in 2007 primarily relate to $0.6 million in revenue recognized under a technology development contract with a broker-dealer client.

Information and User Access Fees. Information and user access fees increased by $0.4 million or 7.3% to $5.9 million for the year ended December 31, 2007 from $5.5 million for the year ended December 31, 2006. This increase was primarily due to an increase in the number of data sales and higher pricing for our Corporate BondTicker™ service.

Investment Income. Investment income increased by $0.6 million or 14.1% to $5.2 million for the year ended December 31, 2007 from $4.6 million for the year ended December 31, 2006. This increase was primarily due to higher cash and cash equivalents and securities available-for-sale balances and a rise in interest rates during the year ended December 31, 2007.

Other. Other revenues decreased by $0.2 million or 13.6% to $1.6 million for the year ended December 31, 2007 from $1.8 million for the year ended December 31, 2006. This decrease was attributable to a decline in the amortization of previously received license fees. We anticipate that license fees will be an insignificant source of revenues for us on a going-forward basis.

Expenses

Our expenses and expenses as a percentage of revenues for the years ended December 31, 2007 and 2006, and the resulting dollar and percentage changes, were as follows:

	Year Ended December 31,					
	2007		2006			
	$	% of Revenues	$	% of Revenues	$ Change	% Change
			($ in thousands)			
Expenses						
Employee compensation and benefits	$43,051	46.0%	$42,078	50.5%	$ 973	2.3%
Depreciation and amortization	7,170	7.7	6,728	8.1	442	6.6
Technology and communications	7,463	8.0	7,704	9.2	(241)	(3.1)
Professional and consulting fees	7,639	8.2	8,072	9.7	(433)	(5.4)
Occupancy	3,275	3.5	3,033	3.6	242	8.0
Marketing and advertising	1,905	2.0	1,769	2.1	136	7.7
General and administrative	5,889	6.3	5,328	6.4	561	10.5
Total expenses	$76,392	81.6%	$74,712	89.7%	$1,680	2.2%

Employee Compensation and Benefits. Employee compensation and benefits increased by $1.0 million or 2.3% to $43.1 million for the year ended December 31, 2007 from $42.1 million for the year ended December 31, 2006. This increase was primarily attributable to higher incentive compensation costs of $2.6 million and employee benefits and payroll taxes of $1.0 million, offset by a reduction in employee severance costs of $1.3 million, salary expense of $1.1 million and stock compensation costs of $0.7 million. The total number of employees increased to 182 as of December 31, 2007 from 176 as of December 31, 2006. As a percentage of total revenues, employee compensation and benefits expense decreased to 46.0% for the year ended December 31, 2007 from 50.5% for the year ended December 31, 2006.

Depreciation and Amortization. Depreciation and amortization expense increased by $0.4 million or 6.6% to $7.2 million for the year ended December 31, 2007 from $6.7 million for the year ended December 31, 2006. This increase was attributable to increased amortization of capitalized software development costs for our credit default swap and DealerAxess® products. For the year ended December 31, 2007, we capitalized $3.4 million of software development costs and $1.5 million of computer and related equipment purchases.

Technology and Communications. Technology and communications expense decreased by $0.2 million or 3.1% to $7.5 million for the year ended December 31, 2007 from $7.7 million for the year ended December 31, 2006. This decrease was attributable to lower maintenance and office hardware costs.

Professional and Consulting Fees. Professional and consulting fees decreased by $0.4 million or 5.4% to $7.6 million for the year ended December 31, 2007 from $8.1 million for the year ended December 31, 2006. This decrease was primarily due to a reduction in audit and tax fees of $0.9 million and technology and non-technology consulting costs of $0.6 million, offset by higher recruiting fees of $0.7 million and legal costs of $0.6 million.

Occupancy. Occupancy costs increased by $0.2 million or 8.0% to $3.3 million for the year ended December 31, 2007 from $3.0 million for the year ended December 31, 2006, primarily due to rent expense for additional leased space in New York City.

Marketing and Advertising. Marketing and advertising expense increased by $0.1 million or 7.7% to $1.9 million for the year ended December 31, 2007 from $1.8 million for the year ended December 31, 2006. This increase was primarily due to higher promotion and public relations costs.

General and Administrative. General and administrative expense increased by $0.6 million or 10.5% to $5.9 million for the year ended December 31, 2007 from $5.3 million for the year ended December 31, 2006. This increase was primarily due to higher travel and entertainment expenses of $0.5 million and relocation expenses of $0.4 million, offset by reduced sales tax of $0.4 million and provision for bad debts of $0.2 million.

Provision for Income Tax

We recorded an income tax provision of $6.9 million and $3.2 million for the years ended December 31, 2007 and 2006, respectively. The increase in the tax provision was primarily attributable to the $8.6 million increase in pre-tax income. With the exception of the payment of certain foreign taxes, the provision for income taxes was a non-cash expense since we had available net operating loss carryforwards and tax credits to offset the cash payment of taxes.

Our consolidated effective tax rate for the year ended December 31, 2007 was 40.2% compared to 37.0% for the year ended December 31, 2006. The 2007 provision includes an adjustment to the deferred tax asset balance of $0.5 million to reflect the tax rate anticipated to be in effect when the temporary differences are expected to reverse, as well as changes in enacted state and foreign tax rates. Our consolidated effective tax rate can vary from period to period depending on, among other factors, the geographic and business mix of our earnings and changes in tax legislation and tax rates. Due to our net deferred tax asset balance, a decrease in tax rates results in a reduction in our deferred tax balance and an increase in tax expense.

Quarterly Results of Operations

Our quarterly results have varied significantly as a result of:

- changes in trading volume due to market conditions, a decrease in the number of trading days in certain quarters, and seasonality effects caused by slow-downs in trading activity during certain periods;
- increases in the number of broker-dealers and institutional investors using our trading platform as well as increased usage by existing clients;
- expansion of the products we offer to our clients; and
- variance in our expenses.

The following table sets forth certain consolidated quarterly income statement data for the eight quarters ended December 31, 2008. In our opinion, this unaudited information has been prepared on a basis consistent with our annual financial statements and includes all adjustments (consisting only of normal recurring adjustments) necessary for a fair statement of the unaudited quarterly data. This information should be read in conjunction with our Consolidated Financial Statements and related Notes included in this Annual Report on Form 10-K. The results of operations for any quarter are not necessarily indicative of results that we may achieve for any subsequent periods.

	Three Months Ended							
	Mar 31, 2007	Jun 30, 2007	Sep 30, 2007	Dec 31, 2007	Mar 31, 2008	Jun 30, 2008	Sep 30, 2008	Dec 31, 2008
	(In thousands) (Unaudited)							
Revenues								
Commissions								
U.S. high-grade(1)	$13,682	$14,532	$11,982	$12,345	$12,402	$12,554	$10,777	$10,814
Eurobond(2)	4,754	4,456	4,889	4,729	4,589	5,120	4,427	4,010
Other(3)	2,257	2,468	2,107	2,013	2,304	2,464	2,015	2,052
Total commissions	20,693	21,456	18,978	19,087	19,295	20,138	17,219	16,876
Technology products and services(4)	25	575	50	92	767	2,676	2,646	2,466
Information and user access fees(5)	1,354	1,468	1,535	1,520	1,481	1,442	1,562	1,540
Interest income(6)	1,222	1,258	1,332	1,430	991	761	963	763
Other(7)	471	547	303	247	405	620	291	183
Total revenues	23,765	25,304	22,198	22,376	22,939	25,637	22,681	21,828
Expenses								
Employee compensation and benefits	11,503	11,010	10,258	10,280	11,018	11,576	11,173	10,043
Depreciation and amortization	1,911	1,879	1,686	1,694	1,780	1,816	2,494	1,789
Technology and communications	1,763	1,935	1,897	1,868	2,106	2,048	2,007	2,151
Professional and consulting fees	1,836	1,786	1,883	2,134	2,153	2,521	1,822	1,675
Occupancy	749	805	869	852	767	739	660	725
Marketing and advertising	353	530	481	541	583	683	646	869
General and administrative	1,181	1,320	1,481	1,907	1,568	1,495	1,781	1,564
Total expenses	19,296	19,265	18,555	19,276	19,975	20,878	20,583	18,816
Income before income taxes	4,469	6,039	3,643	3,100	2,964	4,759	2,098	3,012
Provision for income taxes	2,019	2,487	1,233	1,192	1,368	1,911	579	1,076
Net income	$ 2,450	$ 3,552	$ 2,410	$ 1,908	$ 1,596	$ 2,848	$ 1,519	$ 1,936

(1) Of these amounts, $5,964, $6,177, $4,756, $4,944, $1,920, $2,137, $1,928 and $1,761, respectively, were from related parties.

(2) Of these amounts, $1,355, $1,180, $1,235, $1,191, $804, $873, $788 and $738, respectively, were from related parties.

(3) Of these amounts, $1,259, $1,335, $1,002, $1,045, $429, $437, $378 and $273, respectively, were from related parties.

(4) Of these amounts, $0, $0, $0, $0, $15, $7, $3 and $8, respectively, were from related parties.

(5) Of these amounts, $186, $190, $218, $204, $53, $73, $81 and $69, respectively, were from related parties.

(6) Of these amounts, $528, $386, $474, $674, $267, $209, $310 and $379, respectively, were from related parties.

(7) Of these amounts, $102, $99, $150, $101, $43, $45, $45 and $38, respectively, were from related parties.

The following tables set forth trading volume and average fee per million traded for the eight quarters ended December 31, 2008.

	Three Months Ended							
	Mar 31, 2007	Jun 30, 2007	Sep 30, 2007	Dec 31, 2007	Mar 31, 2008	Jun 30, 2008	Sep 30, 2008	Dec 31, 2008
	(In billions) (Unaudited)							
Trading Volume Data								
U.S. high-grade	$ 60.8	$ 67.5	$39.9	$40.9	$38.8	$42.7	$27.5	$25.6
Eurobond	28.3	23.8	14.8	10.6	8.1	11.8	8.6	7.2
Other	15.3	20.1	21.0	16.9	17.6	15.3	12.9	10.4
Total	$104.4	$111.4	$75.7	$68.4	$64.5	$69.8	$49.0	$43.2

	Three Months Ended							
	Mar 31, 2007	Jun 30, 2007	Sep 30, 2007	Dec 31, 2007	Mar 31, 2008	Jun 30, 2008	Sep 30, 2008	Dec 31, 2008
	(Unaudited)							
Average Fee Per Million								
U.S. high-grade								
Transaction	$ 74	$ 75	$ 95	$105	$112	$111	$118	$150
Total	$225	$215	$300	$302	$320	$294	$392	$422
Eurobond								
Transaction	$168	$140	$ 99	$106	$105	$110	$100	$131
Total	$168	$187	$330	$448	$567	$434	$516	$556
Other	$148	$123	$100	$121	$131	$161	$156	$200
All Products								
Transaction	$110	$ 97	$ 97	$109	$116	$122	$126	$159
Total	$198	$193	$251	$279	$299	$289	$352	$391
Number of U.S. trading days	62	63	63	62	61	64	64	62
Number of U.K. trading days	64	61	64	64	62	63	65	64

Liquidity and Capital Resources

During the past three years, we have met our funding requirements through cash on hand, internally generated funds and the issuance of Series B Preferred Stock. Cash and cash equivalents and securities available-for-sale totaled $142.6 million at December 31, 2008, $124.3 million at December 31, 2007 and $131.0 million at December 31, 2006. Other than a capital lease obligation amounting to $0.7 million as of December 31, 2008, we have no long-term or short-term debt and do not maintain bank lines of credit.

Our cash flows were as follows:

	Year Ended December 31,		
	2008	2007	2006
		(In thousands)	
Net cash provided by operating activities	$ 27,634	$ 29,120	$17,101
Net cash (used in) provided by investing activities	(22,499)	(11,179)	4,231
Net cash provided by (used in) financing activities	30,311	(27,015)	2,818
Effect of exchange rate changes on cash	(834)	(215)	(339)
Net increase (decrease) for the period	$ 34,612	$ (9,289)	$23,811

Operating Activities

Net cash provided by operating activities of $27.6 million for the year ended December 31, 2008 consisted of net income of $7.9 million, adjusted for non-cash charges, primarily consisting of depreciation and amortization of $7.9 million, stock-based compensation expense of $7.1 million, deferred taxes of $4.8 million and provision for bad debts of $1.3 million, offset by an increase in cash used for working capital of $1.3 million. The use of working capital primarily resulted from a decrease in accrued employee compensation of $4.2 million and a decrease in accounts payable, accrued expenses and other liabilities of $3.2 million, offset by a decrease in accounts receivable of $5.8 million.

Net cash provided by operating activities of $29.1 million for the year ended December 31, 2007 consisted of net income of $10.3 million, adjusted for non-cash charges, primarily consisting of depreciation and amortization of $7.2 million, stock-based compensation expense of $5.6 million and deferred taxes of $4.7 million and a decrease in working capital of $0.9 million. The decrease in working capital primarily resulted from an increase in accrued employee compensation of $1.5 million, offset by an increase in accounts receivable of $1.4 million.

Net cash provided by operating activities of $17.1 million for the year ended December 31, 2006 consisted of net income of $5.4 million, adjusted for non-cash charges, primarily consisting of depreciation and amortization of $6.7 million, stock-based compensation expense of $6.4 million, deferred taxes of $0.9 million and a provision for bad debts of $0.7 million, offset by an increase in cash used for working capital of $3.0 million. The use of working capital primarily resulted from an increase in accounts receivable of $3.3 million.

Investing Activities

Net cash used in investing activities of $22.5 million for the year ended December 31, 2008 primarily consisted of $34.9 million for the acquisition of Greenline, net maturities of securities available-for-sale of $16.3 million, purchases of furniture, equipment and leasehold improvements of $1.7 million and capitalization of software development costs of $2.4 million.

Net cash used in investing activities of $11.2 million for the year ended December 31, 2007 primarily consisted of the acquisition of TWS for $3.1 million, net purchases of securities available-for-sale of $2.5 million, purchases of furniture, equipment and leasehold improvements of $1.5 million and capitalization of software development costs of $3.4 million.

Net cash provided by investing activities of $4.2 million for the year ended December 31, 2006 consisted of net proceeds of securities available-for-sale of $11.0 million, offset by purchases of furniture, equipment and leasehold improvements of $2.7 million and capitalization of software development costs of $4.1 million.

Financing Activities

Net cash provided by financing activities of $30.3 million for the year ended December 31, 2008 primarily consisted of the net proceeds from the issuance of the Series B Preferred Stock and related common stock purchase warrants of $33.5 million, offset by the purchase of treasury stock of $2.8 million.

Net cash used in financing activities of $27.0 million for the year ended December 31, 2007 primarily consisted of $34.6 million for the purchase of treasury stock, offset by proceeds from the exercise of stock options of $5.2 million and excess tax benefits from stock-based compensation of $2.2 million.

Net cash provided by financing activities of $2.8 million for the year ended December 31, 2006 consisted of proceeds from the exercise of stock options of $3.8 million and excess tax benefits from stock-based compensation of $1.7 million, offset by the purchase of treasury stock of $2.7 million.

Other Factors Influencing Liquidity and Capital Resources

We are dependent on our broker-dealer clients, three of which are also our stockholders, who are not restricted from buying and selling fixed-income securities, directly or through their own proprietary or third-party platforms, with institutional investors. None of our broker-dealer clients is contractually or otherwise obligated to continue to use our electronic trading platform. The loss of, or a significant reduction in the use of our electronic platform by, our broker-dealer clients could reduce our cash flows, affect our liquidity and have a material adverse effect on our business, financial condition and results of operations.

We believe that our current resources are adequate to meet our liquidity needs and capital expenditure requirements for at least the next 12 months. However, our future liquidity and capital requirements will depend on a number of factors, including expenses associated with product development and expansion and new business opportunities that are intended to further diversify our revenue stream. We may also acquire or invest in technologies, business ventures or products that are complementary to our business. In the event we require any additional financing, it will take the form of equity or debt financing. Any additional equity offerings may result in dilution to our stockholders. Any debt financings, if available at all particularly in light of the recent economic turmoil which has, among other consequences, led to a depression in stock prices and the tightening of available credit, may involve restrictive covenants with respect to dividends, issuances of additional capital and other financial and operational matters related to our business.

We have three regulated subsidiaries, MarketAxess Corporation, MarketAxess Europe Limited and MarketAxess Canada Ltd. MarketAxess Corporation is a registered broker-dealer in the U.S., MarketAxess Europe Limited is a registered multilateral trading facility in the U.K. and MarketAxess Canada Ltd. is a registered Alternative Trading System in the Province of Ontario. As such, they are subject to minimum regulatory capital requirements imposed by their respective market regulators that are intended to ensure general financial soundness and liquidity based on certain minimum capital requirements. The relevant regulations prohibit a registrant from repaying borrowings from its parent or affiliates, paying cash dividends, making loans to its parent or affiliates or otherwise entering into transactions that result in a significant reduction in its regulatory net capital position without prior notification to or approval from its principal regulator. The capital structures of our subsidiaries are designed to provide each with capital and liquidity consistent with its business and regulatory requirements. The following table sets forth the capital requirements, as defined, that the Company's subsidiaries were required to maintain as of December 31, 2008:

	MarketAxess Corporation	MarketAxess Europe Limited	MarketAxess Canada Limited
		(In thousands)	
Net capital	$25,194	$15,965	$411
Minimum net capital required	890	2,550	254
Excess net capital	$24,304	$13,415	$157

MarketAxess Corporation operates an anonymous matching service for its broker-dealer clients and during 2008 extended its trading counterparty role to include the execution of certain bond transactions between institutional investor and broker-dealer clients. MarketAxess Corporation executes all such trades on a riskless principal basis, which are cleared and settled by an independent clearing broker. Under a securities clearing agreement with the independent third party, MarketAxess Corporation maintains a collateral deposit with the clearing broker in the form of cash or U.S. government securities. As of December 31, 2008 and 2007, the collateral deposit included in securities and cash provided as collateral in the Consolidated Statements of Financial Condition was $0.5 million. MarketAxess Corporation is exposed to credit risk in the event a counterparty does not fulfill its obligation to complete a transaction. Pursuant to the terms of the securities clearing agreement between MarketAxess Corporation and the independent clearing broker, the clearing broker has the right to charge MarketAxess Corporation for losses resulting from a counterparty's failure to fulfill its contractual obligations. The losses are not capped at a maximum amount and apply to all trades executed through the clearing broker. At December 31, 2008, MarketAxess Corporation had not recorded any liabilities with regard to this right.

In the ordinary course of business, we enter into contracts that contain a variety of representations, warranties and general indemnifications. Our maximum exposure from any claims under these arrangements is unknown, as this would involve claims that have not yet occurred. However, based on past experience, we expect the risk of loss to be remote.

Effects of Inflation

Because the majority of our assets are liquid in nature, they are not significantly affected by inflation. However, the rate of inflation may affect our expenses, such as employee compensation, office leasing costs and communications expenses, which may not be readily recoverable in the prices of our services. To the extent inflation results in rising interest rates and has other adverse effects on the securities markets, it may adversely affect our financial position and results of operations.

Contractual Obligations and Commitments

As of December 31, 2008, we had the following contractual obligations and commitments:

	Payments due by period				
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
			(In thousands)		
Operating leases	$ 7,507	$ 2,270	$1,775	$1,247	$2,215
Capital leases	824	168	336	320	—
Earn-out obligation	1,368	1,368	—	—	—
Foreign currency forward contract	19,777	19,777	—	—	—
	$29,476	$23,583	$2,111	$1,567	$2,215

As of December 31, 2008, we had unrecognized tax benefits of $2.7 million. Due to the nature of the underlying positions, it is not currently possible to schedule the future payment obligations by period. In addition, in connection with the acquisition of Greenline, the sellers are eligible to receive up to an additional of $1.5 million in cash, subject to Greenline attaining certain earn-out targets in 2009. The amount of the earn-out ultimately payable, if any, is currently unknown.

Recent Accounting Pronouncements

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements" ("SFAS 157"). SFAS 157 defines fair value, establishes a framework for measuring fair value and requires enhanced disclosures about fair value measurements. Effective January 1, 2008, we adopted SFAS 157 for all financial assets and liabilities and for non-financial assets and liabilities recognized or disclosed at fair value at least annually. In February 2008, the FASB issued Staff Position No. 157-2, which delayed the effective date of SFAS 157 to fiscal years beginning after November 15, 2008 for non-financial assets and liabilities, except for items that are recognized or disclosed at fair value on a recurring basis. We are currently evaluating the impact of SFAS 157 on valuation of all other non-financial assets and liabilities. In October 2008, the FASB issued FASB Staff Position No. 157-3, "Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active" ("FSP No. 157-3"), to provide guidance on determining the fair value of financial instruments in inactive markets. FSP No. 157-3 became effective for us upon issuance. The adoption of SFAS 157 and FSP No. 157-3 had no material effect on the Consolidated Statements of Financial Condition and Consolidated Statements of Operations.

In February 2007, the FASB issued SFAS No. 159, "Fair Value Option for Financial Assets and Financial Liabilities" ("SFAS 159"). SFAS 159 permits companies to elect to measure eligible financial instruments, commitments and certain other arrangements at fair value at specified election dates, with changes in fair value recognized in earnings at each subsequent reporting period. We did not elect the fair value option for any of its existing financial instruments. Accordingly, adoption of SFAS 159 had no material effect on the Consolidated Statements of Financial Condition and Consolidated Statements of Operations.

In December 2007, the FASB issued SFAS No. 141 (revised), "Business Combinations" ("SFAS 141R"). The standard changes the accounting for business combinations, including the measurement of acquirer shares issued in consideration for a business combination, the recognition of contingent consideration, the accounting for pre-acquisition gain and loss contingencies, the recognition of capitalized in-process research and development, the accounting for acquisition-related restructuring cost accruals, the treatment of acquisition-related transaction costs and the recognition of changes in the acquirer's income tax valuation allowance. SFAS 141R is effective for fiscal years beginning after December 15, 2008.

In December 2007, the FASB issued SFAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements, an Amendment of ARB No. 51" ("SFAS 160"). SFAS 160 establishes accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. SFAS 160 is effective for fiscal years beginning after December 15, 2008. We do not expect SFAS 160 to have a material impact on its Consolidated Financial Statements.

In March 2008, the FASB issued SFAS No. 161, "Disclosures about Derivative Instruments and Hedging Activities — An Amendment of FASB Statement No. 133" ("SFAS 161"). SFAS 161 expands the disclosure requirements for derivative instruments and hedging activities. SFAS 161 is effective for fiscal years beginning after November 15, 2008. We do not expect SFAS 161 to have a material impact on its Consolidated Financial Statements.

Item 7A. *Quantitative and Qualitative Disclosures About Market Risk.*

Market risk is the risk of the loss resulting from adverse changes in market rates and prices, such as interest rates and foreign currency exchange rates.

Market Risk

The global financial services business is, by its nature, risky and volatile and is directly affected by many national and international factors that are beyond our control. Any one of these factors may cause a substantial decline in the U.S. and global financial services markets, resulting in reduced trading volume and revenues. These events could have a material adverse effect on our business, financial condition and results of operations.

As of December 31, 2008, we had a $35.2 million investment in securities available-for-sale. Adverse movements, such as a 10% decrease in the value of these securities or a downturn or disruption in the markets for these securities, could result in a substantial loss. In addition, principal gains and losses resulting from these securities could on occasion have a disproportionate effect, positive or negative, on our financial condition and results of operations for any particular reporting period.

See Item 1A. *Risk Factors*, "Risks Related to Our Industry — *Economic, political and market factors beyond our control could reduce demand for our services and harm our business, and our profitability could suffer.*"

Interest Rate Risk

Interest rate risk represents our exposure to interest rate changes with respect to the money market instruments, U.S. Treasury obligations and short-term fixed-income securities in which we invest. As of December 31, 2008, our cash and cash equivalents and securities available-for-sale amounted to $142.6 million and were primarily invested in money market instruments, federal agency issues and municipal securities. We do not maintain an inventory of bonds that are traded on our platform.

Derivative Risk

Our limited derivative risk stems from our activities in the foreign currency forward contract market. We use this market to mitigate our U.S. dollar versus Pound Sterling exposure that arises from the activities of our U.K. subsidiary. As of December 31, 2008, the notional value of our foreign currency forward contracts was $20.0 million. We do not speculate in any derivative instruments.

Credit Risk

We act as a riskless principal through our subsidiary, MarketAxess Corporation, in certain transactions that we execute between clients. We act as an intermediary in these transactions by serving as counterparty to both the buyer and the seller in matching back-to-back bond trades, which are then settled through a third-party clearing organization. Settlement typically occurs within one to three trading days after the trade date. Cash settlement of the transaction occurs upon receipt or delivery of the underlying instrument that was traded.

We are exposed to credit risk in our role as trading counterparty to our clients. We are exposed to the risk that third parties that owe us money, securities or other assets will not perform their obligations. These parties may default on their obligations to us due to bankruptcy, lack of liquidity, operational failure or other reasons. Adverse movements in the prices of securities that are the subject of these transactions can increase our risk. Where the unmatched position or failure to deliver is prolonged, there may also be regulatory capital charges required to be taken by us. The policies and procedures we use to manage this credit risk are new and untested. There can be no assurance that these policies and procedures will effectively mitigate our exposure to credit risk.

Item 8. ***Financial Statements and Supplementary Data.***

MARKETAXESS HOLDINGS INC.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

The unaudited supplementary data regarding consolidated quarterly income statement data are incorporated by reference to the information set forth in Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations," in the section captioned "Quarterly Results of Operations."

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of MarketAxess Holdings Inc. is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934. The Company's internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles. The Company's internal control over financial reporting includes those policies and procedures that:

(i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;

(ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and

(iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2008. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in *Internal Control — Integrated Framework.*

Based on our assessment and those criteria, management concluded that the Company maintained effective internal control over financial reporting as of December 31, 2008.

The effectiveness of our internal control over financial reporting as of December 31, 2008 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which appears herein.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of
MarketAxess Holdings Inc.:

In our opinion, the consolidated financial statements listed in the accompanying index present fairly, in all material respects, the financial position of MarketAxess Holdings Inc. and its subsidiaries at December 31, 2008 and 2007, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2008 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying "Management's Report on Internal Control over Financial Reporting." Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP

New York, New York
February 25, 2009

MARKETAXESS HOLDINGS INC.

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

	As of December 31	
	2008	2007
	(In thousands, except share and per share amounts)	
ASSETS		
Cash and cash equivalents	$107,323	$ 72,711
Securities available-for-sale	35,227	51,579
Securities and cash provided as collateral	4,316	4,455
Accounts receivable, including receivables from related parties of $1,930 and $6,290, respectively, net of allowance of $1,012 and $912 as of December 31, 2008 and 2007, respectively	13,283	18,397
Furniture, equipment and leasehold improvements, net of accumulated depreciation and amortization	3,369	2,931
Software development costs, net of accumulated amortization	4,521	5,759
Goodwill and intangible assets, net of accumulated amortization	39,546	3,389
Prepaid expenses and other assets	3,177	1,938
Deferred tax assets, net	35,666	37,207
Total assets	$246,428	$198,366
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities		
Accrued employee compensation	$ 10,439	$ 14,311
Deferred revenue	2,303	826
Accounts payable, accrued expenses, and other liabilities, including payables to related parties of $11 and $177 as of December 31, 2008 and 2007, respectively	8,878	8,832
Total liabilities	21,620	23,969
Commitments and Contingencies (Note 13)		
Series B Preferred Stock, $.001 par value, 35,000 shares authorized, issued and outstanding as of December 31, 2008, liquidation preference of $1,000 per share	30,315	—
Stockholders' equity		
Preferred stock, $0.001 par value, 4,855,000 shares authorized, no shares issued and outstanding as of December 31, 2008 and 2007	—	—
Series A Preferred Stock, $0.001 par value, 110,000 shares authorized, no shares issued and outstanding as of December 31, 2008 and 2007	—	—
Common stock voting, $0.003 par value, 110,000,000 shares authorized as of December 31, 2008 and 2007; 33,971,309 shares and 33,082,371 shares issued as of December 31, 2008 and 2007, respectively	102	99
Common stock non-voting, $0.003 par value, 10,000,000 shares authorized and 2,585,654 shares issued and outstanding as of December 31, 2008 and 2007	9	9
Additional paid-in capital	305,508	289,988
Receivable for common stock subscribed	(951)	(834)
Treasury stock — Common stock voting, at cost, 2,864,120 shares and 2,642,714 shares as of December 31, 2008 and 2007, respectively	(40,000)	(37,227)
Accumulated deficit	(68,855)	(76,754)
Accumulated other comprehensive loss	(1,320)	(884)
Total stockholders' equity	194,493	174,397
Total liabilities and stockholders' equity	$246,428	$198,366

The accompanying notes are an integral part of these consolidated financial statements.

MARKETAXESS HOLDINGS INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended December 31,		
	2008	2007	2006
	(In thousands, except share and per share amounts)		
Revenues			
Commissions			
U.S. high-grade, including $7,746, $21,840 and $23,701 from related parties for the years ended December 31, 2008, 2007 and 2006, respectively	$ 46,547	$ 52,541	$ 47,752
Eurobond, including $3,207, $4,960 and $6,630 from related parties for the years ended December 31, 2008, 2007 and 2006, respectively	18,146	18,828	15,368
Other, including $1,513, $4,641 and $5,295 from related parties for the years ended December 31, 2008, 2007 and 2006, respectively	8,835	8,845	8,310
Total commissions	73,528	80,214	71,430
Technology products and services, including $33, $0 and $0 from related parties for the years ended December 31, 2008, 2007 and 2006, respectively	8,555	742	—
Information and user access fees, including $276, $798 and $1,177 from related parties for the years ended December 31, 2008, 2007 and 2006, respectively	6,025	5,877	5,477
Investment income, including $1,165, $2,062 and $1,007 from related parties for the years ended December 31, 2008, 2007 and 2006, respectively	3,478	5,242	4,595
Other, including $169, $452, and $510 from related parties for the years ended December 31, 2008, 2007 and 2006, respectively	1,499	1,568	1,814
Total revenues	93,085	93,643	83,316
Expenses			
Employee compensation and benefits	43,810	43,051	42,078
Depreciation and amortization	7,879	7,170	6,728
Technology and communications	8,311	7,463	7,704
Professional and consulting fees	8,171	7,639	8,072
Occupancy	2,891	3,275	3,033
Marketing and advertising	2,781	1,905	1,769
General and administrative, including $57, $207 and $64 to related parties for the years ended December 31, 2008, 2007 and 2006, respectively	6,408	5,889	5,328
Total expenses	80,251	76,392	74,712
Income before income taxes	12,834	17,251	8,604
Provision for income taxes	4,935	6,931	3,183
Net income	$ 7,899	$ 10,320	$ 5,421
Net income per common share			
Basic	$ 0.23	$ 0.32	$ 0.18
Diluted	$ 0.22	$ 0.30	$ 0.15
Weighted average shares outstanding			
Basic	32,830,923	32,293,036	30,563,437
Diluted	35,737,379	34,453,195	35,077,348

The accompanying notes are an integral part of these consolidated financial statements.

MARKETAXESS HOLDINGS INC.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY AND ACCUMULATED OTHER COMPREHENSIVE LOSS

	Common Stock Voting	Common Stock Non-Voting	Warrants	Additional Paid-In Capital	Unearned Compensation	Receivable for Common Stock Subscribed	Treasury Stock-Common Stock Voting	Accumulated Deficit	Accumulated Other Comprehensive Loss	Total Stockholders' Equity
						(In thousands)				
Balance at December 31, 2005	$ 76	$13	$ 17,693	$249,122	$(2,021)	$(1,042)	$ —	$(92,495)	$ (482)	$170,864
Comprehensive income:										
Net income	—	—	—	—	—	—	—	5,421	—	5,421
Cumulative translation adjustment and foreign currency exchange hedge, net of tax	—	—	—	—	—	—	—	—	(327)	(327)
Unrealized net gains on securities available-for-sale, net of tax	—	—	—	—	—	—	—	—	76	76
Total comprehensive income										5,170
Stock-based compensation	3	—	—	6,432	—	—		—	—	6,435
Exercise of stock options and grants of restricted stock	3	—	—	3,792	—	—	—	—	—	3,795
Excess tax benefits from stock-based compensation	—	—	—	1,674	—	—	—	—	—	1,674
Conversion from non-voting to voting common stock	2	(2)	—	—	—	—	—	—	—	—
Exercise of warrants	4	—	(6,035)	6,031	—	—	—	—	—	—
Purchase of treasury stock							(2,653)			(2,653)
Reclassification of unearned compensation related to implementation of SFAS 123R	—	—	—	(2,021)	2,021	—	—	—	—	—
Balance at December 31, 2006	88	11	11,658	265,030	—	(1,042)	(2,653)	(87,074)	(733)	185,285
Comprehensive income:										
Net income	—	—	—	—	—	—	—	10,320	—	10,320
Cumulative translation adjustment and foreign currency exchange hedge, net of tax	—	—	—	—	—	—	—	—	(213)	(213)
Unrealized net gains on securities available-for-sale, net of tax	—	—	—	—	—	—	—	—	62	62
Total comprehensive income										10,169
Effect of adoption of FIN 48	—	—	—	324	—	—	—	—	—	324
Stock-based compensation	—	—	—	5,634	—	—	—	—	—	5,634
Exercise of stock options and grants of restricted stock	2	—	—	5,189	—	—	—	—	—	5,191
Excess tax benefits from stock-based compensation	—	—	—	2,160	—	—	—	—	—	2,160
Conversion from non-voting to voting common stock	2	(2)	—	—	—	—	—	—	—	—
Exercise of warrants	7	—	(11,658)	11,651	—	—	—	—	—	—
Repayment of promissory notes	—	—	—	—	—	208	—	—	—	208
Purchase of treasury stock	—	—	—	—	—	—	(34,574)	—	—	(34,574)
Balance at December 31, 2007	99	9	—	289,988	—	(834)	(37,227)	(76,754)	(884)	174,397
Comprehensive income:										
Net income	—	—	—	—	—	—	—	7,899	—	7,899
Cumulative translation adjustment and foreign currency exchange hedge, net of tax	—	—	—	—	—	—	—	—	(410)	(410)
Unrealized net loss on securities available-for-sale, net of tax	—	—	—	—	—	—	—	—	(26)	(26)
Total comprehensive income										7,463
Stock-based compensation	—	—	—	7,061	—	—	—	—	—	7,061
Issuance of common stock related to the acquisition of Greenline Financial Technologies, Inc.	2	—	—	5,773	—	—	—	—	—	5,775
Exercise of stock options and grants of restricted stock, net of withholding tax	1	—	—	(318)	—	—	—	—	—	(317)
Decrement in windfall from stock-based compensation	—	—	—	(191)	—	—	—	—	—	(191)
Issuance of common stock purchase warrant	—	—	—	3,195	—	—	—	—	—	3,195
Repayment of promissory notes and adjustment of prior year principal and interest balances	—	—	—	—	—	(117)	—	—	—	(117)
Purchase of treasury stock	—	—	—	—	—	—	(2,773)	—	—	(2,773)
Balance at December 31, 2008	$102	$ 9	$ —	$305,508	$ —	$ (951)	$(40,000)	$(68,855)	$(1,320)	$194,493

The accompanying notes are an integral part of these consolidated financial statements.

MARKETAXESS HOLDINGS INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,		
	2008	2007	2006
	(In thousands)		
Cash flows from operating activities			
Net income	$ 7,899	$ 10,320	$ 5,421
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	7,879	7,170	6,728
Stock-based compensation expense	7,061	5,634	6,432
Deferred taxes	4,819	4,696	903
Provision for bad debts	1,260	412	661
Changes in operating assets and liabilities, net of businesses acquired:			
Decrease (increase) in accounts receivable, including decreases (increases) of $4,360, $2,289 and ($1,828) from related parties for the years ended December 31, 2008, 2007 and 2006, respectively	5,785	(1,362)	(3,294)
(Increase) decrease in prepaid expenses and other assets	(221)	81	855
(Decrease) increase in accrued employee compensation	(4,228)	1,480	774
Increase (decrease) in deferred revenue	618	(97)	(460)
(Decrease) increase in accounts payable, accrued expenses and other liabilities, including (decrease) increase of ($166), $67 and $22 to related parties for the years ended December 31, 2008, 2007 and 2006, respectively	(3,238)	786	(919)
Net cash provided by operating activities	27,634	29,120	17,101
Cash flows from investing activities			
Acquisition of businesses, net of cash acquired (Note 3)	(34,918)	(3,139)	—
Securities available-for-sale:			
Proceeds from maturities and sales	46,281	46,242	91,127
Purchases	(29,959)	(48,722)	(80,110)
Securities and cash provided as collateral	139	(657)	1
Purchases of furniture, equipment and leasehold improvements	(1,677)	(1,533)	(2,661)
Capitalization of software development costs	(2,365)	(3,370)	(4,126)
Net cash (used in) provided by investing activities	(22,499)	(11,179)	4,231
Cash flows from financing activities			
Issuance of Series B Preferred Stock and common stock purchase warrants	33,510	—	—
Proceeds from exercise of stock options and grants of restricted stock, net of withholding tax	(317)	5,191	3,797
(Decrement in windfall) excess tax benefits from stock-based compensation	(191)	2,160	1,674
Purchase of treasury stock — common stock voting	(2,773)	(34,574)	(2,653)
Other	82	208	—
Net cash provided by (used in) financing activities	30,311	(27,015)	2,818
Effect of exchange rate changes on cash	(834)	(215)	(339)
Cash and cash equivalents			
Net increase (decrease) for the period	34,612	(9,289)	23,811
Beginning of period	72,711	82,000	58,189
End of period	$107,323	$ 72,711	$ 82,000
Supplemental cash flow information:			
Cash paid during the year			
Cash paid for income taxes	$ 452	$ 246	$ 263
Non-cash activity			
Issuance of common stock in connection with business acquisition	$ 5,775	$ —	$ —
Capital lease obligation	$ 677	$ —	$ —
Exercise of warrants and issuance of common stock	$ —	$ 11,658	$ 6,035

The accompanying notes are an integral part of these consolidated financial statements.

1. Organization and Principal Business Activity

MarketAxess Holdings Inc. (the "Company") was incorporated in the State of Delaware on April 11, 2000. Through its subsidiaries, the Company operates an electronic trading platform for corporate bonds and certain other types of fixed-income securities through which the Company's active institutional investor clients can access the liquidity provided by its broker-dealer clients. The Company's multi-dealer trading platform allows its institutional investor clients to simultaneously request competitive, executable bids or offers from multiple broker-dealers, and to execute trades with the broker-dealer of their choice. The Company offers its clients the ability to trade U.S. high-grade corporate bonds, European high-grade corporate bonds, credit default swaps, agencies, high yield and emerging markets bonds. The Company's DealerAxess® trading service allows dealers to trade fixed-income securities and credit default swaps with each other on its platform. Through its Corporate BondTicker™ service, the Company provides fixed-income market data, analytics and compliance tools that help its clients make trading decisions. In addition, the Company provides FIX (Financial Information eXchange) message management tools, connectivity solutions and ancillary technology services that facilitate the electronic communication of order information between trading counterparties.

The Company's stockholder broker-dealer clients as of January 1, 2008 were BNP Paribas, Credit Suisse and JPMorgan. These broker-dealer clients constitute related parties of the Company (together, the "Stockholder Broker-Dealer Clients"). For 2007 and 2006, a total of seven dealers and nine dealers, respectively, were considered to be Stockholder Broker-Dealer Clients. See Note 10, "Related Parties."

2. Significant Accounting Policies

Basis of Presentation

The consolidated financial statements include the accounts of the Company and its subsidiaries. All inter-company transactions and balances have been eliminated.

Cash and Cash Equivalents

Cash and cash equivalents include cash maintained at U.S. and U.K. banks and in money market funds. The Company defines cash equivalents as short-term interest-bearing investments with maturities at the time of purchase of three months or less.

Securities and Cash Provided as Collateral

Securities provided as collateral consist of U.S. government obligations and cash. Collectively, these amounts are used as collateral for standby letters of credit, electronic bank settlements, foreign currency forward contracts to hedge the Company's net investments in certain foreign subsidiaries and a broker-dealer clearance account.

Securities Available-for-Sale

The Company classifies its marketable securities as available-for-sale securities. Unrealized marketable securities gains and losses are reflected as a net amount under the caption of accumulated other comprehensive loss on the Consolidated Statements of Financial Condition. Realized gains and losses are recorded in the Consolidated Statements of Operations in other revenues. For the purpose of computing realized gains and losses, cost is determined on a specific identification basis.

The Company assesses whether an other-than-temporary impairment loss on the investments has occurred due to declines in fair value or other market conditions. Declines in fair values that are considered other-than-temporary are recorded as charges in the Consolidated Statements of Operations. No charges for other-than-temporary declines were recorded during 2008, 2007 and 2006.

Allowance for Doubtful Accounts

The Company continually monitors collections and payments from its clients and maintains an allowance for doubtful accounts. The allowance for doubtful accounts is based upon the historical collection experience and specific collection issues that have been identified. Additions to the allowance for doubtful accounts are charged to bad debt expense, which is included in general and administrative expense in the Company's Consolidated Statements of Operations.

The allowance for doubtful accounts was $1.0 million, $0.9 million and $0.8 million as of December 31, 2008, 2007 and 2006, respectively. The provision for bad debts was $1.3 million, $0.4 million and $0.7 million for the years ended December 31, 2008, 2007 and 2006, respectively. Write-offs and other charges against the allowance for doubtful accounts were $0.9 million, $0.3 million and $0.3 million for the years ended December 31, 2008, 2007 and 2006, respectively.

Depreciation and Amortization

Fixed assets are carried at cost less accumulated depreciation. The Company uses the straight-line method of depreciation over three or five years. Leasehold improvements are stated at cost and are amortized using the straight-line method over the lesser of the life of the improvement or the remaining term of the lease.

Software Development Costs

The Company capitalizes certain costs associated with the development of internal use software at the point at which the conceptual formulation, design and testing of possible software project alternatives have been completed. The Company capitalizes employee compensation and related benefits and third party consulting costs incurred during the preliminary software project stage. Once the product is ready for its intended use, such costs are amortized on a straight-line basis over three years. The Company reviews the amounts capitalized for impairment whenever events or changes in circumstances indicate that the carrying amounts of the assets may not be recoverable.

Foreign Currency Translation and Forward Contracts

Assets and liabilities denominated in foreign currencies are translated using exchange rates at the end of the period; revenues and expenses are translated at average monthly rates. Gains and losses on foreign currency translation are a component of accumulated other comprehensive loss in the Consolidated Statements of Financial Condition. Transaction gains and losses are recorded in general and administrative expense in the Consolidated Statements of Operations.

The Company enters into foreign currency forward contracts to hedge its net investment in its U.K. subsidiary. In accordance with Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities," gains and losses on these transactions are deferred and included in accumulated other comprehensive loss on the Consolidated Statements of Financial Condition.

Revenue Recognition

The majority of the Company's revenues are derived from monthly distribution fees and commissions for trades executed on its platform that are billed to its broker-dealer clients on a monthly basis. The Company also derives revenues from technology products and services, information and user access fees, investment income and other income.

Commission revenue. Commissions are generally calculated as a percentage of the notional dollar volume of bonds traded on the platform and vary based on the type and maturity of the bond traded. Under the Company's transaction fee plans, bonds that are more actively traded or that have shorter maturities are generally charged lower commissions, while bonds that are less actively traded or that have longer maturities generally command higher commissions.

Technology products and services. The Company recognizes revenues from technology software licenses, maintenance and support services (referred to as post-contract technical support or "PCS") and professional consulting services in accordance with the provisions of the American Institute of Certified Public Accountants' Statement of Position ("SOP") 97-2, "Software Revenue Recognition" ("SOP 97-2") as amended by SOP 98-4 and SOP 98-9 and clarified by Staff Accounting Bulletin ("SAB") 101, SAB No. 104 and Emerging Issues Task Force ("EITF") 00-21 and SOP 81-1, "Accounting for Performance of Construction-Type and Certain Production-Type Contracts" ("SOP 81-1"). Revenue is generally recognized when persuasive evidence of an arrangement exists, delivery has occurred, the fee is fixed or determinable, and collection is considered probable. The Company generally sells software licenses and services together as part of multiple-element arrangements. The Company also enters into contracts for technology integration consulting services unrelated to any software product. When the Company enters into a multiple-element arrangement, it uses the residual method to allocate the total fee among the elements of the arrangement. Under the residual method, license revenue is recognized upon delivery when vendor-specific objective evidence of fair value exists for all of the undelivered elements in the arrangement, but does not exist for one or more of the delivered elements in the arrangement. Each license arrangement requires that the Company analyze the individual elements in the transaction and estimate the fair value of each undelivered element, which typically includes PCS and professional services. License revenue consists of license fees charged for the use of the Company's products under perpetual and, to a lesser extent, term license arrangements. License revenue from a perpetual arrangement is generally recognized upon delivery while license revenue from a term arrangement is recognized ratably over the duration of the arrangement on a straight-line basis. If the professional services are essential to the functionality of the software product, the license revenue is recognized upon customer acceptance or satisfaction of the service obligation.

Professional services are generally separately priced, are available from a number of suppliers and are typically not essential to the functionality of the Company's software products. Revenues from these services are recognized separately from the license fee if the arrangements qualify as "service transactions" as defined by SOP 97-2. Generally, revenue from time-and-materials consulting contracts is recognized as services are performed.

PCS includes telephone support, bug fixes and unspecified rights to product upgrades and enhancements, and is recognized ratably over the term of the service period, which is generally 12 months. The Company estimates the fair value of the PCS portion of an arrangement based on the price charged for PCS when sold separately. The Company sells PCS on a separate, standalone basis when customers renew PCS.

Revenues from contracts for technology integration consulting services are recognized on the percentage-of-completion method in accordance with SOP 81-1. Percentage-of-completion accounting involves calculating the percentage of services provided during the reporting period compared to the total estimated services to be provided over the duration of the contract. If estimates indicate that a contract loss will occur, a loss provision is recorded in the period in which the loss first becomes probable and reasonably estimable. Contract losses are determined to be the amount by which the estimated direct and indirect costs of the contract exceed the estimated total revenues that will be generated by the contract. There were no contract loss provisions recorded as of December 31, 2008 and 2007. Revenues recognized in excess of billings are recorded as unbilled services. Billings in excess of revenues recognized are recorded as deferred revenues until revenue recognition criteria are met.

Stock-Based Compensation

The Company measures and recognizes compensation expense for all share-based payment awards in accordance with SFAS No. 123 (revised 2004), "Share-Based Payment" ("SFAS 123R"). This statement requires that compensation expense for all share-based awards be recognized based on their estimated fair values measured as of the grant date. These costs are recognized as an expense in the Consolidated Statements of Operations over the requisite service period, which is typically the vesting period, with an offsetting increase to additional paid-in capital. The Company adopted SFAS 123R using the modified prospective transition method, which required the application of the accounting standard as of January 1, 2006. In accordance with the modified prospective transition method, the Company's Consolidated Financial Statements for prior periods have not been restated to reflect, and do not include, the impact of SFAS 123R.

Income Taxes

Income taxes are accounted for using the asset and liability method in accordance with SFAS No. 109, "Accounting for Income Taxes" ("SFAS 109"). Deferred income taxes reflect the net tax effects of temporary differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when such differences are expected to reverse. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is recognized against deferred tax assets if it is more likely than not that such assets will not be realized in future years.

Business Combinations, Goodwill and Intangible assets

Business acquisitions are accounted for under the purchase method of accounting in accordance with SFAS No. 141, "Business Combinations." The total cost of an acquisition is allocated to the underlying net assets based on their respective estimated fair values. The excess of the purchase price over the estimated fair values of the net assets acquired is recorded as goodwill. Determining the fair value of certain assets acquired and liabilities assumed is judgmental in nature and often involves the use of significant estimates and assumptions, including assumptions with respect to future cash flows, discount rates, growth rates and asset lives.

In accordance with SFAS No. 142, "Goodwill and Other Intangible Assets," goodwill and other intangibles with indefinite lives are no longer amortized. An impairment review of goodwill is performed on an annual basis and more frequently if circumstances change. Intangible assets with definite lives, including purchased technologies, customer relationships and other intangible assets, are amortized on a straight-line basis over their estimated useful lives, ranging from five to ten years. Intangible assets are assessed for impairment when events or circumstances indicate a possible impairment pursuant to the provisions of SFAS No. 144, "Accounting for Long Lived Assets and for Long Lived Assets to be Disposed Of."

Earnings Per Share

Earnings per share ("EPS") is calculated in accordance with SFAS No, 128, "Earnings Per Share" and EITF 03-6, "Participating Securities and the Two-Class Method under FASB Statement No. 128" ("EITF 03-6"). Basic earnings per share is computed by dividing the net income attributable to common stock by the weighted-average number of shares of common stock outstanding for the period, including consideration of the two-class method to the extent that participating securities were outstanding during the period. Under the two-class method, undistributed net income is allocated to common stock and participating securities based on their respective right to share in dividends. The Series B Preferred Stock is convertible into shares of common stock and also includes a right whereby, upon the declaration or payment of a dividend or distribution on the common stock, a dividend or distribution must also be declared or paid on the Series B Preferred Stock based on the number of shares of common stock into which such securities were convertible at the time. Due to these rights, under EITF 03-6, the Series B Preferred Stock is considered a participating security requiring the use of the two-class method for the computation of basic EPS.

Diluted EPS is computed using the more dilutive of the (a) if-converted method or (b) two-class method. Since the Series B Preferred Stock participates equally with the common stock in dividends and unallocated income, diluted EPS under the if-converted method is equivalent to the two-class method. Weighted-average shares outstanding of common stock reflects the dilutive effect that could occur if convertible securities or other contracts to issue common stock were converted into or exercised for common stock.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Recent Accounting Pronouncements

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements" ("SFAS 157"). SFAS 157 defines fair value, establishes a framework for measuring fair value and requires enhanced disclosures about fair value measurements. Effective January 1, 2008, the Company adopted SFAS 157 for all financial assets and liabilities and for non-financial assets and liabilities recognized or disclosed at fair value at least annually. In February 2008, the FASB issued Staff Position No. 157-2, which delayed the effective date of SFAS 157 to fiscal years beginning after November 15, 2008 for non-financial assets and liabilities, except for items that are recognized or disclosed at fair value on a recurring basis. The Company is currently evaluating the impact of SFAS 157 on valuation of all other non-financial assets and liabilities. In October 2008, the FASB issued FASB Staff Position No. 157-3, "Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active" ("FSP No. 157-3"), to provide guidance on determining the fair value of financial instruments in inactive markets. FSP No. 157-3 became effective for the Company upon issuance. The adoption of SFAS 157 and FSP No. 157-3 had no material effect on the Consolidated Statements of Financial Condition and Consolidated Statements of Operations.

In February 2007, the FASB issued SFAS No. 159, "Fair Value Option for Financial Assets and Financial Liabilities" ("SFAS 159"). SFAS 159 permits companies to elect to measure eligible financial instruments, commitments and certain other arrangements at fair value at specified election dates, with changes in fair value recognized in earnings at each subsequent reporting period. The Company did not elect the fair value option for any of its existing financial instruments. Accordingly, adoption of SFAS 159 had no material effect on the Consolidated Statements of Financial Condition and Consolidated Statements of Operations.

In December 2007, the FASB issued SFAS No. 141 (revised), "Business Combinations" ("SFAS 141R"). The standard changes the accounting for business combinations, including the measurement of acquirer shares issued in consideration for a business combination, the recognition of contingent consideration, the accounting for pre-acquisition gain and loss contingencies, the recognition of capitalized in-process research and development, the accounting for acquisition-related restructuring cost accruals, the treatment of acquisition-related transaction costs and the recognition of changes in the acquirer's income tax valuation allowance. SFAS 141R is effective for fiscal years beginning after December 15, 2008.

In December 2007, the FASB issued SFAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements, an Amendment of ARB No. 51" ("SFAS 160"). SFAS 160 establishes accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. SFAS 160 is effective for fiscal years beginning after December 15, 2008. The Company does not expect SFAS 160 to have a material impact on its Consolidated Financial Statements.

In March 2008, the FASB issued SFAS No. 161, "Disclosures about Derivative Instruments and Hedging Activities — An Amendment of FASB Statement No. 133" ("SFAS 161"). SFAS 161 expands the disclosure requirements for derivative instruments and hedging activities. SFAS 161 is effective for fiscal years beginning after November 15, 2008. The Company does not expect SFAS 161 to have a material impact on its Consolidated Financial Statements.

Reclassifications

Certain reclassifications have been made to the prior years' financial statements in order to conform to the current year presentation. Such reclassifications had no effect on previously reported net income.

3. Acquisitions

On March 5, 2008, the Company acquired all of the outstanding capital stock of Greenline Financial Technologies, Inc. ("Greenline"), an Illinois-based provider of integration, testing and management solutions for FIX-related products and services designed to optimize electronic trading of fixed-income, equity and other exchange-based products, and approximately ten percent of the outstanding capital stock of TradeHelm, Inc., a Delaware corporation that was spun-out from Greenline immediately prior to the acquisition. The acquisition of Greenline broadens the range of technology services that the Company offers to institutional financial markets, provides an expansion of the Company's client base, including global exchanges and hedge funds, and further diversifies the Company's revenues beyond the core electronic credit trading products. The results of operations of Greenline are included in the Consolidated Financial Statements from the date of the acquisition.

The aggregate consideration for the Greenline acquisition was $41.1 million, comprised of $34.7 million in cash, 725,923 shares of common stock valued at $5.8 million and $0.6 million of acquisition-related costs. In addition, the sellers are eligible to receive up to an aggregate of $3.0 million in cash, subject to Greenline attaining certain earn-out targets in 2008 and 2009. A total of $1.4 million will be paid to the sellers in 2009 based on the 2008 earn-out target, bringing the aggregate consideration to $42.4 million. A total of $2.0 million of the purchase price has been deposited into escrow accounts to satisfy potential indemnity claims. Absent any indemnity claims, the final amount held in escrow will be distributed to the sellers on March 6, 2009. The shares of common stock to be issued to each selling shareholder of Greenline shall be held by the Company and were or will be released in two equal installments on December 20, 2008 and December 20, 2009, respectively. The value ascribed to the shares was discounted from the market value to reflect the non-marketability of such shares during the restriction period.

The Company has completed a preliminary allocation of the purchase price to the fair value of assets acquired and liabilities assumed at the date of acquisition. It is possible that the purchase price allocation will be adjusted upon finalization of the accounting for the acquired assets. The preliminary purchase price allocation is as follows (in thousands):

Cash	$ 6,406
Accounts receivable	2,139
Amortizable intangibles	8,330
Goodwill	29,853
Deferred tax assets, net	2,754
Other assets, including investment in TradeHelm	1,428
Accounts payable, accrued expenses and deferred revenue	(8,492)
Total purchase price	$42,418

The amortizable intangibles include $3.2 million of acquired technology, $3.3 million of customer relationships, $1.3 million of non-competition agreements and $0.5 million of tradenames. Useful lives of ten years and five years have been assigned to the customer relationships intangible and all other amortizable intangibles, respectively. The identifiable intangible assets and goodwill are not deductible for tax purposes.

The following unaudited pro forma consolidated financial information reflects the results of operations of the Company for the years ended December 31, 2008 and 2007, as if the acquisition of Greenline had occurred as of the beginning of the period presented, after giving effect to certain purchase accounting adjustments. These pro forma results are not necessarily indicative of what the Company's operating results would have been had the acquisition actually taken place as of the beginning of the period presented. The pro forma financial information includes the amortization charges from acquired intangible assets, adjustments to interest income and related tax effects.

	Pro forma	
	Year Ended December 31,	
	2008	2007
	(In thousands, except per share amounts)	
Revenues	$94,676	$98,340
Income before income taxes	$13,159	$16,264
Net income	$ 8,105	$ 9,790
Basic net income per common share	$ 0.23	$ 0.30
Diluted net income per common share	$ 0.22	$ 0.28

In November 2007, the Company acquired certain assets and assumed certain obligations of Trade West Systems, LLC ("TWS"), a Utah-based financial software and technology services provider focused on providing gateway adapters to connect order management systems and trading systems to fixed-income trading venues. The aggregate consideration for the TWS acquisition was $3.1 million, comprised of $3.0 million in cash and $0.1 million of acquisition-related costs. In addition, 64,642 shares of the Company's common stock were issued to the seller. The shares of common stock issued have been characterized as compensation expense and, accordingly, are not included in the purchase price. Stock compensation expense totaling $1.0 million will be recognized over the vesting period. One-half of these shares vested on January 1, 2009 and the balance vest on January 1, 2010. The acquisition of TWS did not have a material impact on the Company's Consolidated Financial Statements. The purchase price allocation is as follows (in thousands):

Account receivable and other assets	$ 27
Amortizable intangibles	1,060
Goodwill	2,177
Accounts payable, accrued expenses and deferred revenue	(114)
Total purchase price	$3,150

4. Net Capital Requirements and Customer Protection Requirements

MarketAxess Corporation, a U.S. subsidiary, is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). MarketAxess Corporation claims exemption from SEC Rule 15c3-3, as it does not hold customer securities or funds on account, as defined. Pursuant to the Uniform Net Capital Rule under the Securities Exchange Act of 1934, MarketAxess Corporation is required to maintain minimum net capital, as defined, equal to the greater of $5,000 or 6⅔% of aggregate indebtedness. MarketAxess Europe Limited, a U.K. subsidiary, is registered as a Multilateral Trading Facility with the Financial Services Authority ("FSA") in the U.K. MarketAxess Canada Limited, a Canadian subsidiary, is registered as an Alternative Trading System dealer under the Securities Act of Ontario and is a member of the Investment Industry Regulatory Organization of Canada. MarketAxess Europe Limited and MarketAxess Canada Limited are subject to certain financial resource requirements of the FSA and the Ontario

Securities Commission, respectively. The following table sets forth the capital requirements, as defined, that the Company's subsidiaries were required to maintain as of December 31, 2008:

	MarketAxess Corporation	MarketAxess Europe Limited	MarketAxess Canada Limited
		(In thousands)	
Net capital	$25,194	$15,965	$411
Minimum net capital required	890	2,550	254
Excess net capital	$24,304	$13,415	$157

The Company's regulated subsidiaries are subject to U.S., U.K. and Canadian regulations which prohibit repayment of borrowings from the Company or affiliates, paying cash dividends, making loans to the Company or affiliates or otherwise entering into transactions that result in a significant reduction in regulatory net capital or financial resources, respectively, without prior notification to or approval from such regulated entity's principal regulator.

5. Securities

SFAS 157 defines fair value as "the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date." It also establishes a three-tiered fair value hierarchy that prioritizes inputs to valuation techniques used in fair value calculations. The three levels of inputs are defined as Level 1 (unadjusted quoted prices for identical assets or liabilities in active markets), Level 2 (inputs that are observable in the marketplace other than those inputs classified in Level 1) and Level 3 (inputs that are unobservable in the marketplace). The Company's financial assets and liabilities measured at fair value on a recurring basis consist of its securities available-for-sale portfolio and one foreign currency forward contract. The following table summarizes the valuation of the Company's assets and liabilities measured at fair value at December 31, 2008.

	Level 1	Level 2	Level 3	Total
		(In thousands)		
Securities available-for-sale				
Federal agency issues and municipal securities	$—	$33,177	$—	$33,177
Corporate bonds	—	2,050		2,050
Foreign currency forward position	—	264	—	264
	$—	$35,491	$—	$35,491

Securities classified within Level 2 were valued using a market approach utilizing prices and other relevant information generated by market transactions involving comparable assets. The foreign currency forward contract is classified within Level 2 as the valuation inputs are based on quoted market prices. The following table is a reconciliation of financial assets measured at fair value using significant unobservable inputs (Level 3) for the year ended December 31, 2008:

Balance as of January 1, 2008	$ —
Transfers into Level 3	6,770
Redemptions	(6,770)
Balance as of December 31, 2008	$ —

As of December 31, 2007, the Company had $13.1 million invested in municipal auction rate securities ("MARS"). Liquidity for these securities is typically provided by an auction process that resets the applicable interest rate at pre-determined 35-day intervals. Auctions for six securities with a par value of $11.2 million began to fail in February 2008 and, as a result, the Company had been unable to liquidate these holdings. Since February 2008, two securities have been redeemed by the issuer at an aggregate par value of $2.3 million, two securities had successful or partially successful auctions at an aggregate par value of $2.2 million. In addition, in October 2008, we entered into an agreement with the investment manager used to purchase the three remaining MARS, in which the investment manager agreed to buy them at their par value of $6.7 million. This transaction settled during the fourth quarter of 2008, after which time the Company no longer had any investments in MARS.

The following is a summary of the Company's securities available-for-sale:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
		(In thousands)		
As of December 31, 2008				
Federal agency issues and municipal securities	$33,138	$55	$(16)	$33,177
Corporate bonds	2,054	—	(4)	2,050
Total securities available-for-sale	$35,192	$55	$(20)	$35,227
As of December 31, 2007				
Federal agency issues and municipal securities	$51,512	$78	$(11)	$51,579

The following table summarizes the contractual maturities of securities available-for-sale:

	As of December 31, 2008	2007
	(In thousands)	
Less than one year	$18,702	$37,564
Due in 1 – 2 years	16,525	14,015
Total securities available-for-sale	$35,227	$51,579

Proceeds from the maturities and sales of securities available-for-sale during 2008, 2007 and 2006 were $46.3 million, $46.2 million and $91.1 million, respectively.

The fair value and continuous duration of gross unrealized losses on securities available-for-sale with unrealized losses as of December 31, 2008 and 2007 were as follows:

	Less than Twelve Months		Twelve Months or More		Total	
	Estimated Fair Value	Gross Unrealized Losses	Estimated Fair Value	Gross Unrealized Losses	Estimated Fair Value	Gross Unrealized Losses
			(In thousands)			
As of December 31, 2008						
Federal agency issues and municipal securities	$5,088	$(10)	$2,134	$ (6)	7,222	$(16)
Corporate bonds	—	—	2,050	(4)	2,050	(4)
Total securities available-for-sale	$5,088	$(10)	$4,184	$(10)	$9,272	$(20)
As of December 31, 2007						
Federal agency issues and municipal securities	$ —	$ —	$4,540	$(11)	$4,540	$(11)

6. Furniture, Equipment and Leasehold Improvements

Furniture, equipment and leasehold improvements, net, are comprised of the following:

	As of December 31, 2008	As of December 31, 2007
	(In thousands)	
Computer hardware and related software	$ 18,015	$ 16,523
Office hardware	3,574	3,317
Furniture and fixtures	1,791	1,834
Leasehold improvements	2,074	2,226
Computer hardware under capital lease	696	—
Accumulated depreciation and amortization	(22,781)	(20,969)
Total furniture, equipment and leasehold improvements, net	$ 3,369	$ 2,931

During the years ended December 31, 2008, 2007 and 2006, depreciation and amortization expense was $2.3 million, $2.9 million and $3.0 million, respectively.

7. Software Development Costs

During the years ended December 31, 2008, 2007 and 2006, software development costs totaling $2.4 million, $3.4 million and $4.1 million, respectively, were capitalized. Non-capitalized software costs and routine maintenance costs are expensed as incurred and are included in employee compensation and benefits and professional and consulting fees on the Consolidated Statements of Operations. During the years ended December 31, 2008, 2007 and 2006, amortization expense was $3.5 million, $4.2 million and $3.7 million, respectively. Software development costs, net, are comprised of the following:

	As of December 31, 2008	As of December 31, 2007
	(In thousands)	
Software development costs	$ 19,607	$ 17,344
Accumulated amortization	(15,086)	(11,585)
Total software development costs, net	$ 4,521	$ 5,759

8. Goodwill and Intangible Assets

Goodwill and intangible assets principally relate to the allocation of purchase price associated with the acquisitions of Greenline and TWS. The following is a summary of changes in goodwill:

	Year Ended December 31, 2008	Year Ended December 31, 2007
	(In thousands)	
Balance at beginning of year	$ 2,361	$ 202
Goodwill from Greenline acquisition	29,853	—
Goodwill from TWS acquisition	18	2,159
Balance at end of year	$32,232	$2,361

Intangible assets that are subject to amortization, including the related accumulated amortization, are comprised of the following:

	December 31, 2008			December 31, 2007		
	Cost	Accumulated Amortization	Net Carrying Amount	Cost	Accumulated Amortization	Net Carrying Amount
	(In thousands)					
Technology	$4,010	$(1,110)	$2,900	$ 770	$(26)	$ 744
Customer relationships	3,530	(604)	2,926	220	(4)	216
Non-competition agreements	1,260	(207)	1,053	—	—	—
Tradenames	590	(155)	435	70	(2)	68
Total	$9,390	$(2,076)	$7,314	$1,060	$(32)	$1,028

Amortization expense associated with identifiable intangible assets was $2.0 million and $32,000 for the years ended December 31, 2008 and 2007, respectively. During the third quarter of 2008, the Company determined that the technology, customer relationships and tradename intangible assets recognized in connection with the TWS acquisition were impaired. A charge of $0.7 million was recorded to reflect negative current period operating results and reduced revenue expectations for connectivity solutions principally delivered to broker-dealers. Estimated total amortization expense is $1.6 million for 2009, $1.5 million for 2010 and 2011, $1.4 million for 2012 and $0.5 million for 2013.

9. Income Taxes

The provision for income taxes consists of the following:

	Year Ended December 31,		
	2008	2007	2006
	(In thousands)		
Current:			
Federal	$ 124	$ —	$ —
State and local	29	81	(75)
Foreign	253	212	89
Total current provision	406	293	14
Deferred:			
Federal	1,883	3,596	1,745
State and local	1,076	1,825	1,138
Foreign	1,570	1,217	286
Total deferred provision	4,529	6,638	3,169
Provision for income taxes	$4,935	$6,931	$3,183

Pre-tax income from U.S. operations was $6.7 million, $13.0 million and $7.5 million for the years ended December 31, 2008, 2007 and 2006, respectively. Pre-tax income from foreign operations was $6.1 million, $4.3 million and $1.1 million for the years ended December 31, 2008, 2007 and 2006, respectively.

The difference between the Company's reported provision for income taxes and the amount computed by multiplying pre-tax income taxes by the U.S. federal statutory rate of 35% is as follows:

	Year Ended December 31,		
	2008	2007	2006
	(In thousands)		
U.S. federal tax at statutory rate	$4,492	$6,037	$3,011
State and local taxes — net of federal benefit	685	1,212	671
Stock compensation	350	191	457
Change in rate for deferred tax assets	(19)	537	255
Change in valuation allowance	(55)	—	(450)
Tax-exempt interest income	(655)	(909)	(755)
Tax credits	50	(533)	(498)
Other, net	87	396	492
Provision for income taxes	$4,935	$6,931	$3,183

During 2007 and 2006 the Company reduced the income tax rate used for recording the deferred tax assets, resulting in a decrease in the deferred tax assets and an increase in tax expense of $0.5 million and $0.3 million, respectively. The following is a summary of the Company's net deferred tax assets:

	Year Ended December 31,	
	2008	2007
	(In thousands)	
Deferred tax assets		
U.S net operating loss carryforwards	$28,871	$28,130
Foreign net operating loss carryforwards	811	2,330
Depreciation	956	1,065
Stock compensation expense	4,490	3,282
Restructuring charges	767	877
Tax credits	3,253	3,236
Other	2,058	1,341
Total deferred tax assets	41,206	40,261
Valuation allowance	(567)	(623)
Net deferred tax assets	40,639	39,638
Deferred tax liabilities		
Capitalized software development costs	(1,925)	(2,431)
Intangible assets	(3,048)	—
Deferred tax assets, net	$35,666	$37,207

As of December 31, 2008, the Company has deferred tax assets associated with stock-based compensation of approximately $4.5 million. There is a risk that the ultimate tax benefit realized upon the exercise of stock options or vesting of restricted stock could be less than the tax benefit previously recognized and in a manner sufficient to exhaust the additional-paid-in-capital pool determined under SFAS 123R. If this should occur, any excess tax benefit previously recognized would be reversed, resulting in an increase in tax expense. Since the tax benefit to be realized in the future is unknown, it is not currently possible to estimate the impact on the deferred tax balance. As of December 31, 2008, the additional paid-in-capital pool is approximately $3.2 million.

A summary of the Company's net operating loss and tax credit carryforwards and their expiration dates is as follows:

Year of expiration	Tax Operating Losses	Tax Credits
	(In thousands)	
U.S. carryforwards:		
2012 to 2018	$ —	$ 193
2019	570	92
2020	2,012	3
2021	23,195	—
2022	15,671	122
2023 to 2027	61,802	1,597
Total U.S. carryforwards	103,250	2,007
Credits with no expiration date		400
Foreign carryforwards	1,835	846
Total	$105,085	$3,253

The ultimate realization of deferred income tax assets is dependent upon the generation of future taxable income during the periods in which the temporary differences become deductible. If it is not more likely than not that some portion or all of the gross deferred income tax assets will be realized in future years, a valuation allowance is recorded.

In 2000 and 2001, MarketAxess Holdings Inc. and MarketAxess Corporation had an ownership change within the meaning of Section 382 of the Internal Revenue Code. Net operating loss carryforwards relating to the ownership change are $37.6 million as of December 31, 2008. However, only $5.2 million is deemed utilizable and recognized in the net operating loss carryforward figure. The Company and Greenline experienced ownership changes within the meaning of Section 382 of the Internal Revenue Code in 2007 and 2008, respectively. The Company does not believe that these ownership changes significantly impacts the ability to utilize existing or acquired net operating loss carryforwards. In addition, the Company's net operating loss and tax credit carryforwards may be subject to additional annual limitations if there is a 50% or greater change in the Company's ownership, as determined over a rolling three-year period.

During the year ended December 31, 2006, the Company reduced the valuation allowance by $0.5 million based on management's current assessment of the factors impacting the valuation allowance previously recorded. Such factors included management's expectation of continuing future profitable operations and judgment concerning future utilization of certain net operating losses that are subject to Section 382 limitations prior to their expiration. In accordance with FIN 48, certain deferred tax assets aggregating $14.1 million were no longer recognized and the related valuation allowance was reversed effective January 1, 2007. As of December 31, 2008, the valuation allowance relates to certain tax credits and foreign tax loss carryforwards that are not expected to be realized. A summary of the changes in the valuation allowance follows:

	Year Ended December 31,		
	2008	2007	2006
		(In thousands)	
Valuation allowance at beginning of year	$ 623	$ 14,768	$15,218
Increase (decrease) to valuation allowance attributable to:			
Net operating losses	156	(14,105)	(330)
Temporary differences	(212)	(40)	97
Tax credits	—	—	(217)
Valuation allowance at end of year	$ 567	$ 623	$14,768

The Company or one of its subsidiaries files U.S. federal, state and foreign income tax returns. All U.S. federal, state and U.K. income tax returns have not been subject to audit, with the exception of New York city and state (through 2003) and Connecticut state (through 2003) tax returns. The Company's New York state franchise tax returns for 2004 through 2006 are currently under examination. The Company cannot estimate when the examination will conclude. An examination of the New York state income tax returns for 2000 through 2003 concluded in 2008 resulting in a net payment by the Company of $0.1 million. During 2007, an examination of the New York City tax returns for 2001 to 2003 concluded with no adjustments. In addition, an examination of the Company's Connecticut income tax returns for 2003 and 2004 concluded in 2007 resulting in a payment of taxes and interest aggregating $0.1 million.

As a result of the implementation of FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes — an Interpretation of FASB Statement No. 109," ("FIN 48") effective January 1, 2007, the Company recognized an increase in deferred tax assets of $3.0 million related to previously unrecognized tax benefits, which was accounted for as an increase to additional paid-in capital of $0.3 million and an increase in accrued expenses of $2.7 million. If recognized, this entire amount would impact the effective tax rate. A reconciliation of the unrecognized tax benefits is as follows (in thousands):

	Year Ended December 31,	
	2008	2007
	(In thousands)	
Balance at beginning of year	$2,685	$2,685
Additions for tax positions of prior years	—	88
Reductions of tax positions of prior years	—	(7)
Settlements	—	(81)
Balance at end of year	$2,685	$2,685

The Company recognizes interest and penalties related to unrecognized tax benefits in general and administrative expenses in the Consolidated Statements of Operations. As of the adoption date of FIN 48, accrued interest and penalties associated with any unrecognized tax benefits were zero. Interest expense recognized for the years ended December 31, 2008 and 2007 was zero and $30,000, respectively.

10. Related Parties

The Company generates commissions, technology products and services revenues, information and user access fees, investment income and other income and related accounts receivable balances from Stockholder Broker-Dealer Clients or their affiliates. In addition, a Stockholder Broker-Dealer Client acts in an investment advisory, custodial and cash management capacity for the Company. The Company incurs investment advisory and bank fees in connection with this arrangement. The Company also maintained an account with a Stockholder Broker-Dealer Client in connection with its share repurchase program. As of the dates and for the periods indicated below, the Company had the following balances and transactions with the Stockholder Broker-Dealer Clients or their affiliates:

	As of December 31,	
	2008	2007
	(In thousands)	
Cash and cash equivalents	$106,649	$71,598
Securities and cash provided as collateral	3,816	3,955
Accounts receivable	1,930	6,290
Accounts payable	11	177

	Year Ended December 31,		
	2008	2007	2006
		(In thousands)	
Commissions	$12,466	$31,442	$35,626
Technology products and services	33	—	—
Information and user access fees	276	798	1,177
Investment income	1,165	2,062	1,007
Other income	169	452	510
General and administrative	57	207	64

As of December 31, 2008 and 2007, the Company had loans and interest receivable due from the Chief Executive Officer of $1.0 million and $1.2 million, respectively, which are described in more detail in Footnote 11, "Stockholders' Equity." The accrued interest on the loans is recorded in accounts receivable and the principal amount is recorded as a receivable for common stock subscribed in stockholders' equity on the Consolidated Statements of Financial Condition. During 2008 and 2007, principal and interest payments aggregating $0.3 million and $0.3 million, respectively, were received.

11. Stockholders' Equity

Common Stock

As of December 31, 2008 and 2007, the Company had 110,000,000 authorized shares of common stock and 10,000,000 authorized shares of non-voting common stock. Common stock entitles the holder to one vote per share of common stock held. Non-voting common stock is convertible on a one-for-one basis into shares of voting common stock at any time subject to a limitation on conversion to the extent such conversion would result in a stockholder, together with its affiliates, owning more than 9.99% of the outstanding shares of common stock. During 2007 and 2006, a total of 539,725 shares and 1,275,951 shares, respectively, of non-voting common stock were converted to voting common stock.

In October 2006, the Board of Directors of the Company authorized a share repurchase program for up to $40.0 million of common stock. Shares repurchased under the program are held in treasury for future use. During 2008, 2007 and 2006, a total of 221,406 shares, 2,452,214 shares and 190,500 shares were repurchased at a cost of $2.8 million, $34.6 million and $2.7 million, respectively. The share repurchase program was completed in January 2008. A total of 2,864,120 shares were repurchased at an aggregate cost of $40.0 million over the life of the repurchase program.

Common Stock Subscribed

In 2001, the Company awarded 289,581 shares to the Company's Chief Executive Officer at $3.60 per share, which vested over a three-year period. The common stock subscribed was issued in 2001 in exchange for four eleven-year promissory notes that bear interest at the applicable federal rate and are collateralized by the subscribed shares.

Warrants

In April 2000, the Board of Directors initiated a warrant program that commenced on February 1, 2001. Under this program, the Company reserved for issuance 5,000,002 shares of common stock. The warrants were issued to holders of Series A, C, E and I redeemable convertible preferred stock (the "Warrant Holders"). The Warrant Holders were entitled to purchase shares of common stock from the Company at an exercise price of $.003. The warrants were issued to the Warrant Holders at the time that they made an equity investment in the Company. Allocations were based on each broker-dealer client's respective commissions as a percentage of the total commissions from the six participating Warrant Holders, calculated on a quarterly basis. The final share allocations under the warrant program occurred on March 1, 2004. Shares allocated under the warrant program were expensed on a quarterly basis at fair market value in accordance with SFAS 123.

During the year ended December 31, 2006, two Stockholder Broker-Dealer Clients converted 1,295,004 warrants into 1,294,849 shares of common stock through non-cash exercises. During the year ended December 31, 2007, two Stockholder Broker-Dealer Clients converted 2,379,200 warrants into 2,378,764 shares of common stock through non-cash exercises. There are no warrants outstanding as of December 31, 2008. The exercise of warrants during 2007 and prior years resulted in an unrecognized deferred tax asset of $18.3 million that will be recorded as an increase to additional paid-in-capital once the tax benefit serves to reduce taxes payable in future years.

Series B Preferred Stock and Warrants

On June 2, 2008, the Company entered into a Securities Purchase Agreement (the "Purchase Agreement") with two funds managed by Technology Crossover Ventures (the "Purchasers"), pursuant to which the Company agreed to issue and sell to the Purchasers (i) 35,000 shares of the Company's Series B Preferred Stock, which shares are convertible into an aggregate of 3,500,000 shares of common stock and (ii) warrants (the "Warrants" and, together with the Series B Preferred Stock, the "Securities") to purchase an aggregate of 700,000 shares of common stock at an exercise price of $10.00 per share, for an aggregate purchase price of $35.0 million. The Securities were purchased in two tranches on June 3, 2008 and July 14, 2008, with the first tranche representing 28,000 shares of Series B Preferred Stock and Warrants to purchase 560,000 shares of common stock for an aggregate purchase price of $28.0 million, and the second tranche representing the remainder of the Securities for an aggregate purchase price of $7.0 million. The net proceeds, after the placement agent fee and legal fees, were $26.8 million for the first tranche and $6.8 million for the second tranche.

The Purchasers have the right to nominate one director to the Board of Directors of the Company if they beneficially own at least 1,750,000 shares of common stock. The Purchasers also have registration rights that require the Company, within six months after the closing date, to file a registration statement with the SEC to register the resale of the shares of common stock issuable upon conversion of the Series B Preferred Stock and upon exercise of the Warrants (collectively, the "Registrable Shares"), and to cause such registration statement to become effective under the Securities Act of 1933, as amended, no later than 12 months after the closing. On January 22, 2009, a registration statement on Form S-3 registered the resale of the Registrable Shares was declared effective by the SEC. The Company has also agreed to provide the Purchasers with piggyback registration rights on certain public offerings of securities by the Company.

The purchase price of the Series B Preferred Stock was $1,000.00 per share (the "Original Series B Issue Price"). In the event of a Liquidation Event (as such term is defined in the Series B Certificate of Designation), each holder of the Series B Preferred Stock is entitled to receive, prior to any distribution to the holders of the common stock, the greater of (i) an amount per share of Series B Preferred Stock equal to the Original Series B Issue Price, plus any declared but unpaid dividends thereon, and (ii) the amount such holder would have received in connection with the Liquidation Event if the holder held the number of shares of common stock issuable upon conversion of the Series B Preferred Stock then held by such holder.

The shares of Series B Preferred Stock are convertible at any time by the holders thereof at a conversion price of $10.00 per share, subject to anti-dilution adjustments in the event of a stock split, stock dividend, reverse stock split or similar transaction. The Series B Preferred Stock will be automatically converted into shares of common stock at the then-applicable conversion price if at any time after June 3, 2009 (the first anniversary of the original issuance of the Series B Preferred Stock), the closing price of the common stock is at least $17.50 on each trading day for a period of 65 consecutive trading days.

The Series B Preferred Stock includes a dividend right whereby, upon the declaration or payment of a dividend or distribution on the common stock, a dividend or distribution must also be declared or paid on the Series B

Preferred Stock based on the number of shares of common stock into which such shares of Series B Preferred Stock would be convertible at the time. The holders of the Series B Preferred Stock also have voting rights equal to the aggregate number of shares of common stock issuable upon conversion of such holders' shares of Series B Preferred Stock.

As discussed above, the Warrants entitle the Purchasers to purchase an aggregate of 700,000 shares of common stock at an exercise price of $10.00 per share. The Warrants may be exercised for cash or on a net exercise basis. The Warrants expire on the tenth anniversary of the date they were first issued and are subject to customary anti-dilution adjustments in the event of stock splits, reverse stock splits, stock dividends and similar transactions. The net proceeds from the issuance have been allocated to the Series B Preferred Stock and Warrants based on their relative fair value on the respective closing dates and resulted in $3.2 million being allocated to the Warrants. The fair value of the Warrants was computed using the Black-Scholes option pricing model.

The Series B Preferred Stock does not contain an unconditional obligation requiring the Company to redeem the shares at a specified date or upon the occurrence of an event certain. While liability classification does not apply, there are certain liquidation scenarios not solely within the Company's control. Therefore, the portion of the net proceeds attributable to the Series B Preferred Stock is not classified as permanent equity. The Series B Preferred Stock is not being accreted to its redemption value since the occurrence of a redemption event is not considered probable.

Stockholder Rights Agreement

On June 2, 2008, the Board of Directors implemented a stockholders rights agreement and declared a distribution of one right (a "Right") for each outstanding share of common stock and non-voting common stock, to stockholders of record at the close of business on June 20, 2008 and for each share of common stock and non-voting common stock issued by the Company thereafter and prior to the Distribution Date (as defined in the stockholders rights agreement). Each Right entitles the registered holder, subject to the terms of the stockholders rights agreement, to purchase from the Company one one-thousandth of a share of Series A Preferred Stock, par value $0.001 per share (a "Unit), at a price of $40.00 per Unit, subject to adjustment.

12. Stock-Based Compensation Plans

The Company has three stock incentive plans which provide for the grant of stock options, stock appreciation rights, restricted stock, performance shares, performance units, or other stock-based awards as incentives and rewards to encourage employees, consultants and non-employee directors to participate in the long-term success of the Company. On June 7, 2006, stockholder approval was obtained for an amendment and restatement of the 2004 Stock Incentive Plan to, among other things, increase the number of shares authorized for issuance under the plan from 3,084,802 to 9,754,802 shares. As of December 31, 2008, there were 5,661,605 shares available for grant under the stock incentive plans.

Total stock-based compensation expense was as follows:

	Year Ended December 31,		
	2008	2007	2006
	(In thousands)		
Employee:			
Stock options	$2,832	$3,045	$3,737
Restricted stock	3,757	2,103	2,140
	6,589	5,148	5,877
Non-employee directors and consultants:			
Stock options	139	153	277
Restricted stock	333	333	278
	472	486	555
Total stock-based compensation	$7,061	$5,634	$6,432

The Company records stock-based compensation expense for employees in employee compensation and benefits and for non-employee directors and consultants in general and administrative expenses in the Consolidated Statements of Operations.

Stock Options

The exercise price of each option granted is equal to the market price of the Company's common stock on the date of grant. Generally, option grants have provided for vesting over a three-year period, with one-third vesting after one year from the grant date and the remaining two-thirds vesting on an equal monthly basis over the remaining two-year period. Options expire ten years from the date of grant.

The fair value of each option award is estimated on the date of grant using the Black-Scholes closed-form model. The Company believes that the use of the Black-Scholes model meets the fair value measurement objectives of SFAS 123R and reflects all substantive characteristics of the instruments being valued. The determination of fair value of share-based payment awards on the date of grant using an option-pricing model is affected by the Company's stock price as well as assumptions regarding a number of highly complex and subjective variables, including the expected stock price volatility over the term of the awards, the risk-free interest rate and the expected term. Expected volatilities are based on historical volatility of the Company's stock and a peer group. The risk-free interest rate is based on U.S. Treasury securities with a maturity value approximating the expected term of the option. The expected term represents the period of time that options granted are expected to be outstanding based on actual and projected employee stock option exercise behavior.

The following table represents the assumptions used for the Black-Scholes option-pricing model to determine the per share weighted-average fair value for options granted for the years ended December 31, 2008, 2007 and 2006:

	2008	2007	2006
Weighted-average expected life (years)	6.1	5.0	4.6
Weighted-average risk-free interest rate	3.1%	4.7%	4.7%
Weighted-average expected volatility	37.6%	44.6%	41.8%
Weighted-average fair value per option granted	$4.51	$6.02	$4.45

The following table reports stock option activity during the three years ended December 31, 2008 and the intrinsic value as of December 31, 2008:

	Number of Shares	Weighted-Average Exercise Price	Remaining Contractual Term	Intrinsic Value
				(In thousands)
Outstanding at December 31, 2005	5,168,807	$ 7.56		
Granted	2,297,150	$10.87		
Canceled	(983,981)	$10.98		
Exercised	(768,116)	$ 4.94		
Outstanding at December 31, 2006	5,713,860	$ 8.65		
Granted	638,500	$13.26		
Canceled	(550,947)	$11.55		
Exercised	(774,521)	$ 7.76		
Outstanding at December 31, 2007	5,026,892	$ 9.05		
Granted	851,620	$10.77		
Canceled	(516,408)	$11.60		
Exercised	(74,929)	$ 2.93		$ 303
Outstanding at December 31, 2008	5,287,175	$ 9.17	6.3	$8,809
Exercisable at December 31, 2008	3,880,811	$ 8.47	5.5	$8,809

The intrinsic value is the amount by which the closing price of the Company's common stock on December 31, 2008 of $8.16 or the price on the day of exercise exceeds the exercise price of the stock options multiplied by the number of shares. As of December 31, 2008, there was $5.3 million of total unrecognized compensation cost related to non-vested stock options. That cost is expected to be recognized over a weighted-average period of 1.4 years.

Restricted Stock

Shares of restricted stock generally vest over a period of three years. Certain grants vest after five years. Had certain performance criteria been met by the Company there were provisions that allowed for accelerated vesting over a shorter term. However, the performance criteria were not met. Compensation expense is measured at the grant date and recognized ratably over the vesting period. The Company considers the likelihood of meeting the performance criteria in determining the amount to expense on a periodic basis.

The following table reports restricted stock activity during the three years ended December 31, 2008:

	Number of Restricted Shares	Weighted-Average Grant Date Fair Value
Outstanding at December 31, 2005	189,000	$14.86
Granted	869,000	
Canceled	(102,497)	
Vested	(74,909)	
Outstanding at December 31, 2006	880,594	$12.29
Granted	96,642	
Canceled	(54,498)	
Vested	(215,735)	
Outstanding at December 31, 2007	707,003	$12.69
Granted	151,915	
Canceled	(6,967)	
Vested	(203,957)	
Outstanding at December 31, 2008	647,994	$12.14

As of December 31, 2008, there was $5.3 million of total unrecognized compensation expense related to non-vested restricted stock. That cost is expected to be recognized over a weighted-average period of 1.5 years.

Performance Shares

During 2008, the Company granted performance share awards to certain senior managers with a cumulative target pay-out of 177,680 shares of common stock. The fair value of these awards on the grant date was $10.93 per share. Each performance share award would vest or be forfeited based on the level of achievement by the Company of pre-tax operating income on a per share basis before performance share and cash bonus expense for the 2008 calendar year performance period. For each performance share earned, a participant would be awarded an equal number of shares of restricted stock. Any restricted stock awarded to a participant would vest and cease to be restricted stock in equal 50% installments on each of the second and third anniversaries of the date of grant of the applicable performance share award. The Company failed to meet the pre-tax operating income per share target for 2008 and, accordingly, all of the performance share awards were forfeited.

13. Commitments and Contingencies

The Company leases office space and equipment under non-cancelable lease agreements expiring at various dates through 2019. Office space leases are subject to escalation based on certain costs incurred by the landlord. Minimum rental commitments under such operating and capital leases, net of sublease income, are as follows:

Year Ending December 31,	Operating Leases	Capital Lease
	(In thousands)	
2009	$2,270	$168
2010	1,099	168
2011	676	168
2012	620	168
2013	627	152
2014 and thereafter	2,215	—
Minimum lease payments	7,507	824
Less amount representing interest	—	155
	$7,507	$669

The rental expense for the years ended December 31, 2008, 2007 and 2006 was $2.4 million, $2.2 million and $2.5 million, respectively, which is included in occupancy expense in the Consolidated Statements of Operations. Rental expense has been recorded based on the total minimum lease payments after giving effect to rent abatement and concessions, which are being amortized on a straight-line basis over the life of the lease, and sublease income.

The Company has entered into a sublease agreement on one of its leased properties through the April 2011 lease termination date. A loss on the sublease was recorded in 2001. The sublease loss accrual at December 31, 2008 and 2007 was $0.5 million and $0.7 million, respectively. In May 2008, the Company assigned the lease agreement on another leased property to a third party. The Company is contingently liable should the assignee default on future lease obligations through the November 2016 lease termination date. The aggregate amount of future lease obligations under these two arrangements is $5.0 million as of December 31, 2008.

The Company is contingently obligated for standby letters of credit that were issued to landlords for office space. The Company uses a U.S. government obligation as collateral for these standby letters of credit. This collateral is included with securities and cash provided as collateral in the Consolidated Statements of Financial Condition and had a fair market value as of December 31, 2008 and 2007 of $3.3 million.

MarketAxess Corporation operates an anonymous matching service for its broker-dealer clients and during 2008 extended its trading counterparty role to include the execution of certain bond transactions between and among institutional investor and broker-dealer clients. MarketAxess Corporation executes all such trades on a riskless principal basis, which are cleared and settled by an independent clearing broker. Under a securities clearing agreement with the independent third party, MarketAxess Corporation maintains a collateral deposit with the clearing broker in the form of cash or U.S. government securities. As of December 31, 2008 and 2007, the collateral deposit included in securities and cash provided as collateral in the Consolidated Statements of Financial Condition was $0.5 million. MarketAxess Corporation is exposed to credit risk in the event a counterparty does not fulfill its obligation to complete a transaction. Pursuant to the terms of the securities clearing agreement between MarketAxess Corporation and the independent clearing broker, the clearing broker has the right to charge MarketAxess Corporation for losses resulting from a counterparty's failure to fulfill its contractual obligations. The losses are not capped at a maximum amount and apply to all trades executed through the clearing broker. At December 31, 2008, MarketAxess Corporation had not recorded any liabilities with regard to this right.

In the normal course of business, the Company enters into contracts that contain a variety of representations, warranties and general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. However, based on experience, the Company expects the risk of loss to be remote.

In January 2007, a former employee commenced separate arbitration proceedings against MarketAxess Corporation before FINRA arising out of the expiration of certain vested and unvested stock options and unvested restricted shares issued to him. The former employee subsequently filed a separate statement of claim against MarketAxess Holdings Inc. based on the same statement of claim he had filed against MarketAxess Corporation and the former employee's claims were consolidated by FINRA in a single proceeding. A hearing of the claims brought by the former employee was held in June 2008 and, by an award served on the parties on June 20, 2008, the FINRA arbitration panel denied the claims, totaling approximately $3.6 million, in their entirety. The period to file a motion to vacate the award expired in September 2008 without a filing by the former employee.

In January 2007, another former employee of MarketAxess Corporation commenced an arbitration proceeding before FINRA arising out of the May 2006 termination of such individual's employment with MarketAxess Corporation. This individual subsequently amended his statement of claim to add the Company as a party to the arbitration proceeding. FINRA consolidated all of the former employee's claims into a single proceeding.

The former employee alleges that the Company acted wrongfully as a result of, and in connection with, the decision by the Compensation Committee of the Company's Board of Directors not to accede to the employee's demand for alteration of the terms of certain stock option and restricted stock agreements in order to award the employee additional rights and benefits upon the termination of his employment, *i.e.*, accelerated vesting of all of his then unvested options and shares of restricted stock and waiver of the 90-day time period within which he was contractually required to exercise his vested options. This former employee further alleges that he is entitled to a bonus for the approximately five months that he worked for MarketAxess Corporation during 2006. The alleged damages sought by the claimant total approximately $0.9 million, plus statutory interest, and an unstated amount of punitive damages, costs and expenses.

The FINRA hearing, which had been scheduled for early February 2009, has been postponed until a new hearing can be rescheduled. The Company believes that these claims are wholly without merit and has vigorously defended against them. Based on currently available information, the Company believes that the likelihood of a material loss is not probable. Accordingly, no amount has been provided in the accompanying financial statements. However, arbitration is subject to inherent uncertainties and unfavorable rulings could occur.

14. Segment Information

As an electronic multi-dealer platform for the trading of fixed-income securities, the Company's operations constitute a single business segment pursuant to SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." Because of the highly integrated nature of the financial markets in which the Company competes and the integration of the Company's worldwide business activities, the Company believes that results by geographic region or client sector are not necessarily meaningful in understanding its business.

15. Earnings Per Share

The following table sets forth the computation of basic and diluted earnings per common share:

	Year Ended December 31,		
	2008	2007	2006
	(In thousands, except share and per share amounts)		
Basic EPS			
Net income	$ 7,899	$ 10,320	$ 5,421
Amount allocable to common shareholders	94.3%	100.0%	100.0%
Net income applicable to common stock	$ 7,449	$ 10,320	$ 5,421
Common stock — voting	30,245,269	29,572,451	26,764,640
Common stock — non-voting	2,585,654	2,720,585	3,798,797
Basic weighted average shares outstanding	32,830,923	32,293,036	30,563,437
Basic earnings per share	$ 0.23	$ 0.32	$ 0.18
Diluted EPS			
Net income	$ 7,899	$ 10,320	$ 5,421
Basic weighted average shares outstanding	32,830,923	32,293,036	30,563,437
Effect of dilutive shares:			
Series B Preferred Stock	1,983,334	—	—
Warrants	—	579,732	3,026,800
Stock options and restricted stock	923,122	1,580,427	1,487,111
Diluted weighted average shares outstanding	35,737,379	34,453,195	35,077,348
Diluted earnings per share	$ 0.22	$ 0.30	$ 0.15

Stock options, restricted stock and warrants totaling 4,718,939 shares, 719,921 shares and 2,231,578 shares for the years ended December 31, 2008, 2007 and 2006, respectively, were excluded from the computation of diluted earnings per share because their effect would have been antidilutive.

16. Accounting for Foreign Currency Forward Contracts and Hedging Activities

The Company enters into foreign currency forward contracts with a non-controlling stockholder to hedge its exposure to variability in foreign currency cash flows resulting from the net investment in its U.K. subsidiary. The Company assesses each foreign currency forward contract to ensure that it is highly effective at reducing the exposure being hedged. The Company designates each foreign currency forward contract as a hedge, assesses the risk management objective and strategy, including identification of the hedging instrument, the hedged item and the risk exposure and how effectiveness is to be assessed prospectively and retrospectively. These hedges are for a one-month or three-month period and are used to limit exposure to foreign currency exchange rate fluctuations. Gains or losses on foreign currency forward contracts designated as hedges are included in accumulated other comprehensive loss on the Consolidated Statements of Financial Condition. A summary of the foreign currency forward contract is as follows:

	Year Ended December 31,		
	2008	2007	2006
	(In thousands)		
Notional value	$20,041	$21,801	$17,419
Fair value of notional	19,777	21,890	17,381

17. Retirement Savings Plan

The Company, through its U.S. and U.K. subsidiaries, offers its employees the opportunity to invest in defined contribution plans. For the years ending December 31, 2008, 2007 and 2006, the Company contributed $0.4 million, $0.6 million and $0.3 million, respectively, to the plans.

18. Customer Concentration

During the years ended December 31, 2008, 2007 and 2006, no single client accounted for more than 10% of total revenue.

Item 9. ***Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.***

None.

Item 9A. ***Controls and Procedures.***

(a) *Evaluation of Disclosure Controls and Procedures.* Our management, including the Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of our "disclosure controls and procedures," as that term is defined in Rule 13a-15(e) and Rule 15d-15(e) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), as of December 31, 2008. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures are effective to ensure that information required to be disclosed by MarketAxess in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms, and to ensure that information is accumulated and communicated to our management, including the Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

(b) *Management's Annual Report on Internal Control Over Financial Reporting.* See Item 8 of this Annual Report on Form 10-K.

(c) *Attestation Report of the Independent Registered Public Accounting Firm.* See Report of Independent Registered Public Accounting Firm included in Item 8 of this Annual Report on Form 10-K.

(d) *Changes in Internal Control Over Financial Reporting.* There were no changes in our internal control over financial reporting (as defined in Rule 13a-15(f) and Rule 15d-15(f) under the Exchange Act) during the quarter ended December 31, 2008 identified in connection with the evaluation thereof by our management, including the Chief Executive Officer and Chief Financial Officer, that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. ***Other Information.***

None.

PART III

Item 10. *Directors, Executive Officers and Corporate Governance.*

The information required by this item is incorporated herein by reference to the sections entitled "Proposal 1 — Election of Directors," "Corporate Governance and Board Matters," "Executive Officers" and "Other Matters — Section 16(a) beneficial ownership reporting compliance" in the Company's definitive Proxy Statement (the "Proxy Statement") for the Annual Meeting of Stockholders to be held in the second quarter of 2009. The Company intends to file the Proxy Statement within 120 days after the end of its fiscal year (i.e., on or before April 30, 2009). The Company's Code of Conduct applicable to directors and all employees, including senior financial officers, is available on the Company's website at www.marketaxess.com. If the Company makes any amendments to its Code of Conduct that is required to be disclosed pursuant to the Exchange Act, the Company will make such disclosures on its website.

Item 11. *Executive Compensation.*

The information required by this item is incorporated herein by reference to the sections entitled "Compensation Discussion and Analysis," "Report of the Compensation Committee of the Board of Directors," "Executive Compensation" and "Corporate Governance and Board Matters — Directors Compensation" in the Company's Proxy Statement.

Item 12. *Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.*

The information required by this item with respect to the security ownership of certain beneficial owners and management is incorporated herein by reference to the section entitled "Security Ownership of Certain Beneficial Owners and Management" in the Company's Proxy Statement.

Equity Compensation Plan Information

The following table provides certain information regarding common stock authorized for issuance under the Company's equity compensation plans as of December 31, 2008.

Plan Category	Number of Securities to be Issued upon Exercise of Outstanding Options, Warrants and Rights (a)	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights (b)	Number of Securities Remaining Available for Future Issuance under Equity Compensation Plans (Excluding Securities Reflected in Column (a)) (c)
Equity compensation plans approved by stockholders(1)	4,398,286	$10.47	5,661,605
Equity compensation plans not approved by stockholders(2)	888,889	$ 2.70	—
Total	5,287,175	$ 9.05	5,661,605

(1) These plans consist of the Company's 2004 Stock Incentive Plan (Amended and Restated Effective April 28, 2006), 2001 Stock Incentive Plan and 2000 Stock Incentive Plan.

(2) Represents the grant of a stock option made in February 2003 to a senior officer. This option is now fully vested.

Item 13. *Certain Relationships and Related Transactions, and Director Independence.*

The information required by this item is incorporated herein by reference to the section entitled "Certain Relationships and Related Party Transactions" in the Company's Proxy Statement.

Item 14. *Principal Accounting Fees and Services.*

The information required by this item is incorporated herein by reference to the section entitled "Proposal 2 — Ratification of Selection of Independent Registered Public Accounting Firm — Audit and other fees" in the Company's Proxy Statement.

PART IV

Item 15. *Exhibits and Financial Statement Schedules.*

(a) Financial Statements and Schedules

The financial statements are set forth under Item 8 of this Annual Report on Form 10-K. Financial statement schedules have been omitted since they are either not required, not applicable, or the information is otherwise included.

(b) Exhibit Listing

Number	Description
3.1	Intentionally omitted
3.2*	Amended and Restated Certificate of Incorporation
3.3	Intentionally omitted
3.4*	Amended and Restated Bylaws
3.5	Form of Certificate of Designation of Series A Preferred Stock of MarketAxess Holdings Inc. (incorporated by reference to Exhibit 3.1 to the registrant's Registration Statement on Form 8-A dated June 3, 2008)
3.6	Form of Certificate of Designation of Series B Preferred Stock of MarketAxess Holdings Inc. (incorporated by reference to Exhibit 3.2 to the registrant's Current Report on Form 8-K dated June 2, 2008)
4.1*	Specimen Common Stock certificate
4.2*	Sixth Amended and Restated Registration Rights Agreement
4.3*	Intentionally omitted
4.4*	See Exhibits 3.2 and 3.4 for provisions defining the rights of holders of common stock and non-voting common stock of the registrant
4.5	Investor Rights Agreement by and among MarketAxess Holdings Inc., a Delaware corporation, TCV VI, L.P., a Delaware limited partnership, and TCV Member Fund, L.P., a Delaware limited partnership, dated June 2, 2008 (incorporated by reference to Exhibit 4.1 to the registrant's Current Report on Form 8-K dated June 2, 2008)
4.6	Form of Warrant issued by MarketAxess Holdings Inc. (incorporated by reference to Exhibit 4.2 to the registrant's Current Report on Form 8-K dated June 2, 2008)
4.7	Stockholders Rights Agreement, dated as of June 2, 2008 by and between MarketAxess Holdings Inc. and American Stock Transfer & Trust Company, LLC, as Rights Agent (incorporated by reference to Exhibit 4.1 to the registrant's Registration Statement on Form 8-A dated June 3, 2008)
10.1(a)	Employment Agreement, dated as of May 3, 2004, by and between MarketAxess Holdings Inc. and Richard M. McVey# (incorporated by reference to Exhibit 10.1 to the registrant's Registration Statement on Form S-1, as amended (Registration No. 333-112718)
10.1(b)**	Amendment to Employment Agreement, dated as of December 19, 2008, by and between MarketAxess Holdings Inc. and Richard M. McVey#
10.2(a)*	Restricted Stock Purchase Agreement, dated as of June 11, 2001, by and between MarketAxess Holdings Inc. and Richard M. McVey#
10.2(b)*	Full Recourse Secured Promissory Note, dated June 11, 2001, by Richard M. McVey in favor of MarketAxess Holdings Inc.#
10.2(c)*	Non-Recourse Secured Promissory Note, dated June 11, 2001, by Richard M. McVey in favor of MarketAxess Holdings Inc.#
10.2(d)*	Stock Pledge Agreement, dated as of June 11, 2001, by and between MarketAxess Holdings Inc. and Richard M. McVey#
10.2(e)*	Restricted Stock Purchase Agreement, dated as of July 1, 2001, by and between MarketAxess Holdings Inc. and Richard M. McVey#
10.2(f)*	Full Recourse Secured Promissory Note, dated July 1, 2001, by Richard M. McVey in favor of MarketAxess Holdings Inc.#

Number	Description
10.2(g)*	Non-Recourse Secured Promissory Note, dated July 1, 2001, by Richard M. McVey in favor of MarketAxess Holdings Inc.#
10.2(h)*	Stock Pledge Agreement, dated as of July 1, 2001, by and between MarketAxess Holdings Inc. and Richard M. McVey#
10.3*	Stock Option Agreement, dated February 7, 2003, by and between MarketAxess Holdings Inc. and Richard M. McVey#
10.4	Intentionally omitted
10.5	Intentionally omitted
10.6*	MarketAxess Holdings Inc. Amended and Restated 2000 Stock Incentive Plan#
10.7*	MarketAxess Holdings Inc. Amended and Restated 2001 Stock Incentive Plan#
10.8*	Amendment No. 1 to the MarketAxess Holdings Inc. Amended and Restated 2001 Stock Incentive Plan#
10.9*	Amendment to the MarketAxess Holdings Inc. 2001 and 2000 Stock Incentive Plans#
10.10(a)	MarketAxess Holdings Inc. 2004 Stock Incentive Plan (amended and restated effective April 28, 2006)# (incorporated by reference to Appendix A to the registrant's Proxy Statement for its Annual Meeting for Stockholders held on June 7, 2006, filed on May 1, 2006)
10.10(b)	Form of Incentive Stock Option Agreement pursuant to the MarketAxess Holdings Inc. 2004 Stock Incentive Plan (amended and restated effective April 28, 2006)# (incorporated by reference to Appendix B to the registrant's Proxy Statement for its Annual Meeting of Stockholders held on June 7, 2006, filed on May 1, 2006)
10.10(c)	Form of Non Qualified Stock Option Agreement pursuant to the MarketAxess Holdings Inc. 2004 Stock Incentive Plan (amended and restated effective April 28, 2006)# (incorporated by reference to Appendix C to the registrant's Proxy Statement for its Annual Meeting of Stockholders held on June 7, 2006, filed on May 1, 2006)
10.11*	MarketAxess Holdings Inc. 2004 Annual Performance Incentive Plan#
10.12*	Form of Indemnification Agreement
10.13	Restricted Stock Agreement Pursuant to MarketAxess Holdings Inc. 2004 Stock Incentive Plan, dated as of January 31, 2006, by and between MarketAxess Holdings Inc. and Richard M. McVey# (incorporated by reference to Exhibit 10.1 to the registrant's Current Report on Form 8-K dated March 30, 2006)
10.14(a)	Offer Letter dated August 21, 2006 between MarketAxess Holdings Inc. and T. Kelley Millet# (incorporated by reference to Exhibit 10.1 to the registrant's Current Report on Form 8-K dated September 12, 2006)
10.14(b)**	Amendment to Employment Agreement, dated as of December 23, 2008, by and between MarketAxess Holdings Inc. and T. Kelley Millet#
10.15	Stock Option Agreement dated September 13, 2006 between MarketAxess Holdings Inc. and T. Kelley Millet# (incorporated by reference to Exhibit 10.1 to the registrant's Current Report on Form 8-K dated September 13, 2006)
10.16	Restricted Stock Agreement dated September 13, 2006 between MarketAxess Holdings Inc. and T. Kelley Millet# (incorporated by reference to Exhibit 10.2 to the registrant's Current Report on Form 8-K dated September 13, 2006)
10.17	Form of Performance Share Award Agreement for Messrs. McVey and Millet pursuant to the MarketAxess Holdings Inc. 2004 Stock Incentive Plan (as amended and restated effective April 28, 2006)# (incorporated by reference to Exhibit 10.1 to the registrant's Current Report on Form 8-K dated January 15, 2008)
10.18	Form of Performance Share Award Agreement for Employees other than Messrs. McVey and Millet pursuant to the MarketAxess Holdings Inc. 2004 Stock Incentive Plan (as amended and restated effective April 28, 2006)# (incorporated by reference to Exhibit 10.2 to the registrant's Current Report on Form 8-K dated January 15, 2008)
10.19	Form of Restricted Stock Agreement for Employees other than Messrs. McVey and Millet pursuant to the MarketAxess Holdings Inc. 2004 Stock Incentive Plan (as amended and restated effective April 28, 2006)# (incorporated by reference to Exhibit 10.3 to the registrant's Current Report on Form 8-K dated January 15, 2008)

Number	Description
10.20	Form of Incentive Stock Option Agreement for Employees other than Messrs. McVey and Millet pursuant to the MarketAxess Holdings Inc. 2004 Stock Incentive Plan (as amended and restated effective April 28, 2006)# (incorporated by reference to Exhibit 10.4 to the registrant's Current Report on Form 8-K dated January 15, 2008)
10.21	Form of Incentive Stock Option Agreement for Mr. McVey pursuant to the MarketAxess Holdings Inc. 2004 Stock Incentive Plan (as amended and restated effective April 28, 2006)# (incorporated by reference to Exhibit 10.5 to the registrant's Current Report on Form 8-K dated January 15, 2008)
10.22	Form of Incentive Stock Option Agreement for Mr. Millet pursuant to the MarketAxess Holdings Inc. 2004 Stock Incentive Plan (as amended and restated effective April 28, 2006)# (incorporated by reference to Exhibit 10.6 to the registrant's Current Report on Form 8-K dated January 15, 2008)
10.23	Stock Purchase and Investment Agreement, dated as of March 5, 2008, by and among MarketAxess Technologies Inc., Greenline Financial Technologies, Inc., the Sellers party thereto and the Sellers' Representative party thereto (incorporated by reference to Exhibit 10.1 to the registrant's Current Report on Form 8-K dated March 5, 2008)
10.24	Form of MarketAxess Holdings Inc. Restricted Stock Agreement, dated as of March 5, 2008, by and between MarketAxess Holdings Inc. and each of the Sellers party to the Stock Purchase and Investment Agreement listed as Exhibit 10.23 above (incorporated by reference to Exhibit 10.2 to the registrant's Current Report on Form 8-K dated March 5, 2008)
10.25	Escrow Agreement, dated as of March 5, 2008, by and among MarketAxess Technologies Inc., the Sellers' Representative and JPMorgan Chase Bank, National Association, as escrow agent (incorporated by reference to Exhibit 10.3 to the registrant's Current Report on Form 8-K dated March 5, 2008)
10.26	Securities Purchase Agreement by and among MarketAxess Holdings Inc., a Delaware corporation, TCV VI, L.P., a Delaware limited partnership, and TCV Member Fund, L.P., a Delaware limited partnership, dated June 2, 2008 (incorporated by reference to Exhibit 10.1 to the registrant's Current Report on Form 8-K dated June 2, 2008)
10.27	Form of Restricted Stock Agreement for Messrs. McVey and Millet pursuant to the MarketAxess Holdings Inc. 2004 Stock Incentive Plan (Amended and Restated effective April 28, 2006)# (incorporated by reference to Exhibit 10.1 to the registrant's Current Report on Form 8-K dated January 23, 2008)
10.28(a)**	MarketAxess Severance Pay Plan, effective August 1, 2006#
10.28(b)**	Amendment No. 1 to MarketAxess Severance Pay Plan, dated as of December 17, 2008#
21.1**	Subsidiaries of the Registrant
23.1**	Consent of PricewaterhouseCoopers LLP
31.1**	Certification by Chief Executive Officer pursuant to Exchange Act Rule 13a-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
31.2**	Certification by Chief Financial Officer pursuant to Exchange Act Rule 13a-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32.1**	Certification by Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
32.2**	Certification by Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

---

* Incorporated by reference to the identically-numbered exhibit to the registrant's Registration Statement on Form S-1, as amended (Registration No. 333-112718).

** Filed herewith.

\# Management contract or compensatory plan or arrangement.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MARKETAXESS HOLDINGS INC.

By: /s/ RICHARD M. MCVEY
Richard M. McVey
Chief Executive Officer

Date: March 3, 2009

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed by the following persons on behalf of the registrant and in the capacities and on the dates indicated:

Signature	Date	Title(s)
/s/ RICHARD M. MCVEY Richard M. McVey	Chief Executive Officer and Chairman of the Board of Directors (principal executive officer)	March 3, 2009
/s/ JAMES N.B. RUCKER James N.B. Rucker	Chief Financial Officer (principal financial and accounting officer)	March 3, 2009
/s/ ROGER BURKHARDT Roger Burkhardt	Director	March 3, 2009
/s/ STEPHEN P. CASPER Stephen P. Casper	Director	March 3, 2009
/s/ DAVID G. GOMACH David G. Gomach	Director	March 3, 2009
/s/ CARLOS HERNANDEZ Carlos Hernandez	Director	March 3, 2009
/s/ RONALD M. HERSCH Ronald M. Hersch	Director	March 3, 2009
/s/ JEROME S. MARKOWITZ Jerome S. Markowitz	Director	March 3, 2009
/s/ T. KELLEY MILLET T. Kelley Millet	President and Director	March 3, 2009
/s/ NICOLAS S. ROHATYN Nicolas S. Rohatyn	Director	March 3, 2009
/s/ JOHN STEINHARDT John Steinhardt	Director	March 3, 2009
/s/ ROBERT TRUDEAU Robert Trudeau	Director	March 3, 2009

Exhibit 21.1

SUBSIDIARIES OF THE REGISTRANT

Name	Place of Incorporation of Organization
MarketAxess Corporation	Delaware
MarketAxess Technologies Inc.	Delaware
MarketAxess Europe Limited	United Kingdom
MarketAxess Canada Limited	Nova Scotia, Canada
Greenline Financial Technologies, Inc.	Illinois

Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statements on Form S-3 (File Number 333-155628) and Form S-8 (File Numbers 333-120229 and 333-136101) of MarketAxess Holdings Inc. of our report dated February 25, 2009, relating to the consolidated financial statements and the effectiveness of internal control over financial reporting, which appears in this Form 10-K.

/s/ PRICEWATERHOUSECOOPERS LLP

PricewaterhouseCoopers LLP

New York, New York
March 3, 2009

Exhibit 31.1

CERTIFICATIONS

I, Richard M. McVey, certify that:

1. I have reviewed this annual report on Form 10-K of MarketAxess Holdings Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

/s/ RICHARD M. MCVEY

Richard M. McVey
Chief Executive Officer
(principal executive officer)

Dated: March 3, 2009

Exhibit 31.2

CERTIFICATIONS

I, James N.B. Rucker, certify that:

1. I have reviewed this annual report on Form 10-K of MarketAxess Holdings Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

/s/ JAMES N.B. RUCKER

James N.B. Rucker
Chief Financial Officer
(principal financial and accounting officer)

Dated: March 3, 2009

Exhibit 32.1

Certification Under Section 906 of the Sarbanes-Oxley Act of 2002
(United States Code, Title 18, Chapter 63, Section 1350)
Accompanying Annual Report on Form 10-K of
MarketAxess Holdings Inc. for the Year Ended December 31, 2008

In connection with the Annual Report on Form 10-K of MarketAxess Holdings Inc. (the "Company") for the year ended December 31, 2008, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Richard M. McVey, Chief Executive Officer of the Company, hereby certify, pursuant to 18 U.S.C. Section 1350, that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d), as applicable, of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ RICHARD M. MCVEY

Richard M. McVey
Chief Executive Officer

March 3, 2009

This certification shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, or otherwise subject to the liability of that section, nor shall it be deemed to be incorporated by reference into any filing under the Securities Act of 1933 or the Securities Exchange Act of 1934, except to the extent the Company specifically incorporates it by reference.

Exhibit 32.2

Certification Under Section 906 of the Sarbanes-Oxley Act of 2002
(United States Code, Title 18, Chapter 63, Section 1350)
Accompanying Annual Report on Form 10-K of
MarketAxess Holdings Inc. for the Year Ended December 31, 2008

In connection with the Annual Report on Form 10-K of MarketAxess Holdings Inc. (the "Company") for the year ended December 31, 2008, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, James N.B. Rucker, Chief Financial Officer of the Company, hereby certify, pursuant to 18 U.S.C. Section 1350, that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d), as applicable, of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ JAMES N.B. RUCKER

James N.B. Rucker
Chief Financial Officer

March 3, 2009

This certification shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, or otherwise subject to the liability of that section, nor shall it be deemed to be incorporated by reference into any filing under the Securities Act of 1933 or the Securities Exchange Act of 1934, except to the extent the Company specifically incorporates it by reference.